# GDH 廣南（集團）有限公司

香港皇后大道東24-32號金鐘匯中心22樓

## GUANGNAN (HOLDINGS) LIMITED

22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938     Fax: (852) 2583 9288

082-04725

15 November 2007

**By Courier**

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D. C. 20549
U.S.A.

Exemption No. ~~82-5425~~

PROCESSED

DEC 0 7 2007

THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Re: Guangnan (Holdings) Limited
     12g3-2(b)     Exemption No. ~~82-5425~~

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from February 2007 to October 2007 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 :

**(1)   Press Announcements:**

| | | |
|---|---|---|
| - | Further announcement in relation to the major and connected transaction regarding the acquisition of production facility | 15 March 2007 |
| - | Announcement of 2006 annual results | 20 April 2007 |
| - | Notice of annual general meeting | 30 April 2007 |
| - | Announcement on continuing connected transaction sale of tinplates and tinplate related products | 30 April 2007 |
| - | Form of proxy for use at the annual general meeting to be held on 7 June 2007 | 30 April 2007 |
| - | Annual general meeting held on 7 June 2007 Poll voting results | 7 June 2007 |
| - | Date of board meeting | 6 September 2007 |
| - | Announcement of interim results for the six months ended 30 June 2007 and Interim dividend for 2007 | 18 September 2007 |
| - | Closure of Register of members | 18 September 2007 |



07028499

**(2) Notice Pursuant to Securities and Futures Ordinance**

    **(a) Director Notice – Form 3A**
- Liang Jiang: 14 June 2007, 21 June 2007 and 3 July 2007
- Gerard Joseph McMahon: 2 May 2007

    **(b) *Director Notice – Form 3B***
- Luo Fanyu: 29 June 2007
- Hou Zhuobing: 8 August 2007

**(3) Statutory Returns filed with Hong Kong Companies Registry:**

- Form SC1 dated 26 January 2007, 15 June 2007 and 18 September 2007
- Form AR1 dated 7 June 2007

**(4) Monthly Return on Movement of Listed Equity Securities (Form I) for the months ended 28 February 2007 to 31 October 2007**

**(5) 2006 Annual Report and 2007 Interim Report**

**(6) Circular:**

| | |
|---|---|
| - Major transaction<br>Establishment of joint venture company for the production<br>and sale of tinplate products<br>Major and connected transaction<br>Acquisition of production of facility and provision of<br>consultation and training services and<br>Continuing connected transaction<br>For the supply of blackplates | 30 April 2007 |
| - Proposals for re-election of directors, general mandates for<br>the issue of new shares and repurchase of shares and notice of<br>annual general meeting | 30 April 2007 |
| - Continuing connected transaction<br>Sale of tinplates and tinplate related products | 23 May 2007 |

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED

Lorraine Cheung
Company Secretary

Encl.

**Monthly Return On Movement of Listed Equity Securities**

**For the month ended (dd/mm/yyyy) :**     **30 September 2007**

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

----------------------------------------------------------------------------------------------------

| | |
|---|---|
| Company Code/Name | **1203     Guangnan (Holdings) Limited** |
| Representative Name | Computershare Hong Kong Investor Services Limited – Share Registrars |
| Contact Person | Joe K F Poon – Vice President |
| Contact No. | 2862 8522     Submit Date   **5 October 2007** |

----------------------------------------------------------------------------------------------------

A. Information on Types of Listed Equity Securities

☑ Ordinary shares          ☐ Preference shares
☐ Equity warrants          ☐ Other Classes of shares

----------------------------------------------------------------------------------------------------

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203**       Description :     Ordinary Shares

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | **3,000,000,000** | **0.50** | **1,500,000,000.00** |
| Increase/(Decrease) (EGM approval date) (          ) | | | |
| Balance at close of the month | **3,000,000,000** | **0.50** | **1,500,000,000.00** |

(2) Stock Code : _____ Description : _____

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) (          ) | | | |
| Balance at close of the month | | | |

## 2. Preference Shares

Stock Code : _____ Description : _____

|  | No. of Preference Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | | | |

## 3. Other Classes of Shares

Stock Code : _____ Description : _____

|  | No. of Other Classes of Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | | | |

Total Authorised Share Capital at the end of the Month (HKD) :   **1,500,000,000.00**

--------------------------------------------------------------------------------

## C. Movement in Issued Share Capital

|  | No. of Ordinary Shares (1) | (2) | No of Preference Shares | No. of Other Classes of Shares |
|---|---|---|---|---|
| Balance at close of preceding month | 903,903,285 | | | |
| Increase/ (Decrease) during the month | 1,500,000 | | | |
| Balance at close of the month | 905,403,285 | | | |

--------------------------------------------------------------------------------

## D. Details of Movement

Share Options

| Total No. of Options at close of Preceding Month | Movement During the Month | | | | Total No. of Options at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| Share Option Scheme Exercise Price: HK$1.582 6,000,000 | -- | 1,500,000 | -- | -- | 4,500,000 | -- |
| Share Option Scheme Exercise Price: HK$1.66 10,150,000 | -- | -- | -- | --- | 10,150,000 | -- |

Exercise Price:   Total Exercised Money During the Month (HKD)  **$2,373,000.00**

Equity Warrants

| Description of Warrants (Date of Expiry - dd/mm/yyyy) | Currency of Nominal Value | Nominal Value at Close of Preceding Month | Exercised during the month | Nominal Value at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. ( ) Stock code Subscription price | | | | | |
| 2. ( ) Stock code Subscription price | | | | | |
| 3. ( ) Stock code Subscription price | | | | | |

Convertibles

| Class | Currency of Amount Outstanding | Amount at Close of Preceding Month | Converted during the month | Amount at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Stock code Subscription price | | | | | |
| 2. Stock code Subscription price | | | | | |
| 3. Stock code Subscription price | | | | | |

Other Issues of Shares

| Type of Issue | | | | No. of New Shares Arising Therefrom |
|---|---|---|---|---|
| 1. Right Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 2. Placing | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 3. Bonus Issue | | _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 4. Scrip Dividend | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 5. Repurchase of share | | | Cancellation date : (dd/mm/yyyy) | ( ) _____ |
| 6. Redemption of share | | | Redemption date : (dd/mm/yyyy) | ( ) _____ |
| 7. Consideration Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 8. Other (Please specify) | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |

Remarks:

_____

_____

For and on behalf of
**COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED**
Registrars

Authorised signature: _____

Name: _____ Joe K F Poon _____

Title: _____ Vice President – Client Services _____

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203



**Monthly Return On Movement of Listed Equity Securities**

**For the month ended (dd/mm/yyyy) :** 31 August 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

----

Company Code/Name      **1203     Guangnan (Holdings) Limited**

Representative Name      Computershare Hong Kong Investor Services Limited – Share Registrars

Contact Person      Joe K F Poon – Vice President

Contact No.      2862 8522     Submit Date     **6 September 2007**

----

**A. Information on Types of Listed Equity Securities**

☑ Ordinary shares      ☐ Preference shares

☐ Equity warrants      ☐ Other Classes of shares

----

**B. Movement in Authorised Share Capital**

1. Ordinary Shares

(1) Stock Code : **1203**     Description :     Ordinary Shares

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |
| Increase/(Decrease) (EGM approval date) (       ) | | | |
| Balance at close of the month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |

(2) Stock Code : _____ Description : _____

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) (       ) | | | |
| Balance at close of the month | | | |

## 2. Preference Shares

Stock Code : _____ Description : _____

| | No. of Preference Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) ( ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

## 3. Other Classes of Shares

Stock Code : _____ Description : _____

| | No. of Other Classes of Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) ( ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

Total Authorised Share Capital at the end of the Month (HKD) :  **1,500,000,000.00** _____

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

## C. Movement in Issued Share Capital

| | No. of Ordinary Shares | | No of Preference Shares | No. of Other Classes of Shares |
|---|---|---|---|---|
| | (1) | (2) | | |
| Balance at close of preceding month | 903,903,285 | _____ | _____ | _____ |
| Increase/ (Decrease) during the month | Nil | _____ | _____ | _____ |
| Balance at close of the month | 903,903,285 | _____ | _____ | _____ |

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

## B. Details of Movement

### Share Options

| Total No. of Options at close of Preceding Month | Movement During the Month | | | | Total No. of Options at close of the month | No. of New Shares Arising Therefrom |
| --- | --- | --- | --- | --- | --- | --- |
| | Granted | Exercised | Cancelled | Lapsed | | |
| Share Option Scheme Exercise Price: HK$1.582 6,000,000 | -- | --- | -- | -- | 6,000,000 | -- |
| Share Option Scheme Exercise Price: HK$1.66 10,150,000 | -- | -- | -- | --- | 10,150,000 | -- |

Exercise Price:    Total Exercised Money During the Month (HKD)  **Nil**

### Equity Warrants

| Description of Warrants (Date of Expiry - dd/mm/yyyy) | Currency of Nominal Value | Nominal Value at Close of Preceding Month | Exercised during the month | Nominal Value at close of the month | No. of New Shares Arising Therefrom |
| --- | --- | --- | --- | --- | --- |
| 1. ( ) Stock code Subscription price | | | | | |
| 2. ( ) Stock code Subscription price | | | | | |
| 3. ( ) Stock code Subscription price | | | | | |

### Convertibles

| Class | Currency of Amount Outstanding | Amount at Close of Preceding Month | Converted during the month | Amount at close of the month | No. of New Shares Arising Therefrom |
| --- | --- | --- | --- | --- | --- |
| 1. Stock code Subscription price | | | | | |
| 2. Stock code Subscription price | | | | | |
| 3. Stock code Subscription price | | | | | |

Other Issues of Shares

| Type of Issue | | | | | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Right Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 2. Placing | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 3. Bonus Issue | | _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 4. Scrip Dividend | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 5. Repurchase of share | | | Cancellation date : (dd/mm/yyyy) | ( ) | _____ |
| 6. Redemption of share | | | Redemption date : (dd/mm/yyyy) | ( ) | _____ |
| 7. Consideration Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 8. Other (Please specify) | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |

Remarks:

_____

For and on behalf of
**COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED**
Registrars

Authorised signature: _____

Name:   _____ Joe K F Poon _____

Title:   _____ Vice President – Client Services _____

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

**Monthly Return On Movement of Listed Equity Securities**

**For the month ended (dd/mm/yyyy) :**  31 July 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

------------------------------------------------------------------------------------------

| | |
|---|---|
| Company Code/Name | 1203     Guangnan (Holdings) Limited |
| Representative Name | Computershare Hong Kong Investor Services Limited – Share Registrars |
| Contact Person | Joe K F Poon – Vice President |
| Contact No. | 2862 8522     Submit Date   6 August 2007 |

------------------------------------------------------------------------------------------

## A. Information on Types of Listed Equity Securities

☑ Ordinary shares          ☐ Preference shares

☐ Equity warrants          ☐ Other Classes of shares

------------------------------------------------------------------------------------------

## B. Movement in Authorised Share Capital

### 1. Ordinary Shares

(1) Stock Code :  1203          Description :     Ordinary Shares

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |

(2) Stock Code : _____ Description : _____

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | | | |

## 2. Preference Shares

Stock Code : _____ Description : _____

|  | No. of Preference Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (       ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

## 3. Other Classes of Shares

Stock Code : _____ Description : _____

|  | No. of Other Classes of Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (       ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

Total Authorised Share Capital at the end of the Month (HKD) : __1,500,000,000.00__

-------------------------------------------------------------------------------------

## C. Movement in Issued Share Capital

|  | No. of Ordinary Shares (1) | (2) | No of Preference Shares | No. of Other Classes of Shares |
|---|---|---|---|---|
| Balance at close of preceding month | 903,903,285 | _____ | _____ | _____ |
| Increase/ (Decrease) during the month | Nil | _____ | _____ | _____ |
| Balance at close of the month | 903,903,285 | _____ | _____ | _____ |

# D. Details of Movement

## Share Options

| Total No. of Options at close of Preceding Month | Movement During the Month | | | | Total No. of Options at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| Share Option Scheme Exercise Price: HK$1.582 6,000,000 | -- | --- | -- | -- | 6,000,000 | -- |
| Share Option Scheme Exercise Price: HK$1.66 10,150,000 | -- | -- | -- | --- | 10,150,000 | -- |

Exercise Price:  Total Exercised Money During the Month  (HKD)  **Nil**

## Equity Warrants

| Description of Warrants (Date of Expiry - dd/mm/yyyy) | Currency of Nominal Value | Nominal Value at Close of Preceding Month | Exercised during the month | Nominal Value at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. ( ) Stock code Subscription price | | | | | |
| 2. ( ) Stock code Subscription price | | | | | |
| 3. ( ) Stock code Subscription price | | | | | |

## Convertibles

| Class | Currency of Amount Outstanding | Amount at Close of Preceding Month | Converted during the month | Amount at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Stock code Subscription price | | | | | |
| 2. Stock code Subscription price | | | | | |
| 3. Stock code Subscription price | | | | | |

Other Issues of Shares

| Type of Issue | | | | | | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| 1. Right Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 2. Placing | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 3. Bonus Issue | | _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 4. Scrip Dividend | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 5. Repurchase of share | | | Cancellation date : (dd/mm/yyyy) | ( | ) | _____ |
| 6. Redemption of share | | | Redemption date : (dd/mm/yyyy) | ( | ) | _____ |
| 7. Consideration Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 8. Other (Please specify) _____ | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |

Remarks:

_____

_____

For and on behalf of
**COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED**
Registrars

Authorised signature: _____

Name: _____ Joe K F Poon _____

Title: _____ Vice President – Client Services _____

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

**Monthly Return On Movement of Listed Equity Securities**

**For the month ended (dd/mm/yyyy) :** ˅ __30 June 2007__

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

........................................................................................................................

| | |
|---|---|
| Company Code/Name | **1203      Guangnan (Holdings) Limited** |
| Representative Name | Computershare Hong Kong Investor Services Limited – Share Registrars |
| Contact Person | Joe K F Poon – Vice President |
| Contact No. | 2862 8522      Submit Date   **5 July 2007** |

........................................................................................................................

A. Information on Types of Listed Equity Securities

☑ Ordinary shares          ☐ Preference shares

☐ Equity warrants          ☐ Other Classes of shares

........................................................................................................................

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : __1203__      Description :   Ordinary Shares

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |
| Increase/(Decrease) (EGM approval date) (              ) | | | |
| Balance at close of the month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |

(2) Stock Code : _____      Description :   _____

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) (              ) | | | |
| Balance at close of the month | | | |

## 2. Preference Shares

Stock Code : _____ Description : _____

|  | No. of Preference Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (       ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

## 3. Other Classes of Shares

Stock Code : _____ Description : _____

|  | No. of Other Classes of Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (       ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

Total Authorised Share Capital at the end of the Month (HKD) :   **1,500,000,000.00** _____

----------------------------------------------------------------------------------

## C. Movement in Issued Share Capital

|  | No. of Ordinary Shares (1) | (2) | No of Preference Shares | No. of Other Classes of Shares |
|---|---|---|---|---|
| Balance at close of preceding month | 903,583,285 | _____ | _____ | _____ |
| Increase/ (Decrease) during the month | 320,000 | _____ | _____ | _____ |
| Balance at close of the month | 903,903,285 | _____ | _____ | _____ |

----------------------------------------------------------------------------------

## D. Details of Movement

Share Options

| Total No. of Options at close of Preceding Month | Movement During the Month | | | | Total No. of Options at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| Share Option Scheme Exercise Price: HK$1.582 6,320,000 | -- | 320,000 | -- | -- | 6,000,000 | 320,000 |
| Share Option Scheme Exercise Price: HK$1.66 10,150,000 | -- | -- | -- | --- | 10,150,000 | -- |

Exercise Price:    Total Exercised Money During the Month  (HKD)   HK$506,240.00

Equity Warrants

| Description of Warrants (Date of Expiry - dd/mm/yyyy) | Currency of Nominal Value | Nominal Value at Close of Preceding Month | Exercised during the month | Nominal Value at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. (          ) Stock code Subscription price | | | | | |
| 2. (          ) Stock code Subscription price | | | | | |
| 3. (          ) Stock code Subscription price | | | | | |

Convertibles

| Class | Currency of Amount Outstanding | Amount at Close of Preceding Month | Converted during the month | Amount at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Stock code Subscription price | | | | | |
| 2. Stock code Subscription price | | | | | |
| 3. Stock code Subscription price | | | | | |

Other Issues of Shares

| | | | | No. of New Shares Arising Therefrom |
|---|---|---|---|---|
| | Type of Issue | | | |
| 1. | Right Issue | At Price : HKD _____ | Issue and allotment date : (dd/mm/yyyy) | (  )  _____ |
| 2. | Placing | At Price : HKD _____ | Issue and allotment date : (dd/mm/yyyy) | (  )  _____ |
| 3. | Bonus Issue | _____ | Issue and allotment date : (dd/mm/yyyy) | (  )  _____ |
| 4. | Scrip Dividend | At Price : HKD _____ | Issue and allotment date : (dd/mm/yyyy) | (  )  _____ |
| 5. | Repurchase of share | | Cancellation date : (dd/mm/yyyy) | (  )  _____ |
| 6. | Redemption of share | | Redemption date : (dd/mm/yyyy) | (  )  _____ |
| 7. | Consideration Issue | At Price : HKD _____ | Issue and allotment date : (dd/mm/yyyy) | (  )  _____ |
| 8. | Other (Please specify) _____ | At Price : HKD _____ | Issue and allotment date : (dd/mm/yyyy) | (  )  _____ |

Remarks: _____

_____

For and on behalf of
**COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED**
Registrars

Authorised signature: _____

Name: _____ Joe K F Poon _____

Title: _____ Vice President – Client Services _____

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

**Monthly Return On Movement of Listed Equity Securities**

**For the month ended (dd/mm/yyyy) :** __31 May 2007__

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

------------------------------------------------------------------------------------------------------

| | |
|---|---|
| Company Code/Name | **1203        Guangnan (Holdings) Limited** |
| Representative Name | Computershare Hong Kong Investor Services Limited – Share Registrars |
| Contact Person | Joe K F Poon – Vice President |
| Contact No. | 2862 8522        Submit Date    **5 June 2007** |

------------------------------------------------------------------------------------------------------

## A. Information on Types of Listed Equity Securities

☑ Ordinary shares                ☐ Preference shares

☐ Equity warrants               ☐ Other Classes of shares

------------------------------------------------------------------------------------------------------

## B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203**        Description :        Ordinary Shares

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |

(2) Stock Code : _____ Description : _____

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | | | |

## 2. Preference Shares

Stock Code : _____ Description : _____

|  | No. of Preference Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (        ) | _____ |  | _____ |
| Balance at close of the month | _____ | _____ | _____ |

## 3. Other Classes of Shares

Stock Code : _____ Description : _____

|  | No. of Other Classes of Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (        ) | _____ |  | _____ |
| Balance at close of the month | _____ | _____ | _____ |

Total Authorised Share Capital at the end of the Month (HKD) :    **1,500,000,000.00**

---

## C. Movement in Issued Share Capital

|  | No. of Ordinary Shares (1) | (2) | No of Preference Shares | No. of Other Classes of Shares |
|---|---|---|---|---|
| Balance at close of preceding month | 903,583,285 | _____ | _____ | _____ |
| Increase/ (Decrease) during the month | Nil | _____ | _____ | _____ |
| Balance at close of the month | 903,583,285 | _____ | _____ | _____ |

---

## D. Details of Movement

### Share Options

| Total No. of Options at close of Preceding Month | Movement During the Month | | | | Total No. of Options at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| Share Option Scheme Exercise Price: HK$1.582 6,320,000 | -- | --- | -- | -- | 6,320,000 | -- |
| Share Option Scheme Exercise Price: HK$1.66 10,150,000 | -- | -- | -- | --- | 10,150,000 | -- |

Exercise Price: Total Exercised Money During the Month (HKD) **Nil**

### Equity Warrants

| Description of Warrants (Date of Expiry - dd/mm/yyyy) | Currency of Nominal Value | Nominal Value at Close of Preceding Month | Exercised during the month | Nominal Value at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. ( ) Stock code Subscription price | | | | | |
| 2. ( ) Stock code Subscription price | | | | | |
| 3. ( ) Stock code Subscription price | | | | | |

### Convertibles

| Class | Currency of Amount Outstanding | Amount at Close of Preceding Month | Converted during the month | Amount at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Stock code Subscription price | | | | | |
| 2. Stock code Subscription price | | | | | |
| 3. Stock code Subscription price | | | | | |

Other Issues of Shares

| Type of Issue | | | | No. of New Shares Arising Therefrom |
|---|---|---|---|---|
| 1. Right Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 2. Placing | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 3. Bonus Issue | | _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 4. Scrip Dividend | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 5. Repurchase of share | | | Cancellation date : (dd/mm/yyyy) | ( ) _____ |
| 6. Redemption of share | | | Redemption date : (dd/mm/yyyy) | ( ) _____ |
| 7. Consideration Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |
| 8. Other (Please specify) _____ | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) _____ |

Remarks:

_____

For and on behalf of
**COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED**
Registrars

Authorised signature: _____

Name: _____Joe K F Poon_____

Title: _____Vice President – Client Services_____

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

**Monthly Return On Movement of Listed Equity Securities**

**For the month ended (dd/mm/yyyy) :**  30 April 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

-------------------------------------------------------------------------------------

| | |
|---|---|
| Company Code/Name | **1203    Guangnan (Holdings) Limited** |
| Representative Name | Computershare Hong Kong Investor Services Limited – Share Registrars |
| Contact Person | Joe K F Poon – Vice President |
| Contact No. | 2862 8522    Submit Date    3 May 2007 |

-------------------------------------------------------------------------------------

A. Information on Types of Listed Equity Securities

☑ Ordinary shares              ☐ Preference shares

☐ Equity warrants             ☐ Other Classes of shares

-------------------------------------------------------------------------------------

B. Movement in Authorised Share Capital

1. Ordinary Shares

**(1) Stock Code :  1203          Description :      Ordinary Shares**

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |

**(2) Stock Code : _____ Description : _____**

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | | | |

## 2. Preference Shares

Stock Code : _____ Description : _____

|  | No. of Preference Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (　　　　　　) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

## 3. Other Classes of Shares

Stock Code : _____ Description : _____

|  | No. of Other Classes of Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (　　　　　　) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

Total Authorised Share Capital at the end of the Month (HKD) :   **1,500,000,000.00** _____

---

## C. Movement in Issued Share Capital

|  | No. of Ordinary Shares (1) | (2) | No of Preference Shares | No. of Other Classes of Shares |
|---|---|---|---|---|
| Balance at close of preceding month | 903,583,285 | _____ | _____ | _____ |
| Increase/ (Decrease) during the month | Nil | _____ | _____ | _____ |
| Balance at close of the month | 903,583,285 | _____ | _____ | _____ |

---

## D. Details of Movement

### Share Options

| Total No. of Options at close of Preceding Month | Movement During the Month | | | | Total No. of Options at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| Share Option Scheme Exercise Price: HK$1.582 6,320,000 | -- | --- | -- | -- | 6,320,000 | -- |
| Share Option Scheme Exercise Price: HK$1.66 10,150,000 | -- | -- | -- | --- | 10,150,000 | -- |

Exercise Price:    Total Exercised Money During the Month (HKD)  **Nil**

### Equity Warrants

| Description of Warrants (Date of Expiry - dd/mm/yyyy) | Currency of Nominal Value | Nominal Value at Close of Preceding Month | Exercised during the month | Nominal Value at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. (    ) Stock code Subscription price | | | | | |
| 2. (    ) Stock code Subscription price | | | | | |
| 3. (    ) Stock code Subscription price | | | | | |

### Convertibles

| Class | Currency of Amount Outstanding | Amount at Close of Preceding Month | Converted during the month | Amount at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Stock code Subscription price | | | | | |
| 2. Stock code Subscription price | | | | | |
| 3. Stock code Subscription price | | | | | |

Other Issues of Shares

| Type of Issue | | | | | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Right Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 2. Placing | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 3. Bonus Issue | | _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 4. Scrip Dividend | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 5. Repurchase of share | | | Cancellation date : (dd/mm/yyyy) | ( ) | _____ |
| 6. Redemption of share | | | Redemption date : (dd/mm/yyyy) | ( ) | _____ |
| 7. Consideration Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 8. Other (Please specify) _____ | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |

Remarks:

_____

For and on behalf of
**COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED**
Registrars

Authorised signature: _____

Name: _____ Joe K F Poon _____

Title: _____ Vice President – Client Services _____

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

 香港交易所

**Monthly Return On Movement of Listed Equity Securities**
**For the month ended (dd/mm/yyyy) :**    31 March 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

------------------------------------------------------------------------

| | |
|---|---|
| Company Code/Name | **1203    Guangnan (Holdings) Limited** |
| Representative Name | Computershare Hong Kong Investor Services Limited – Share Registrars |
| Contact Person | Joe K F Poon – Vice President |
| Contact No. | 2862 8522    Submit Date    10 April 2007 |

------------------------------------------------------------------------

## A. Information on Types of Listed Equity Securities

☑ Ordinary shares          ☐ Preference shares
☐ Equity warrants          ☐ Other Classes of shares

------------------------------------------------------------------------

## B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :  **1203**          Description :     Ordinary Shares

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | **3,000,000,000** | **0.50** | **1,500,000,000.00** |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | **3,000,000,000** | **0.50** | **1,500,000,000.00** |

(2) Stock Code : _____ Description : _____

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | | | |

## 2. Preference Shares

Stock Code : _____ Description : _____

| | No. of Preference Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) ( ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

## 3. Other Classes of Shares

Stock Code : _____ Description : _____

| | No. of Other Classes of Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) ( ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

Total Authorised Share Capital at the end of the Month (HKD) :     **1,500,000,000.00**

.........................................................................................................

## C. Movement in Issued Share Capital

| | No. of Ordinary Shares (1) | (2) | No of Preference Shares | No. of Other Classes of Shares |
|---|---|---|---|---|
| Balance at close of preceding month | 903,583,285 | _____ | _____ | _____ |
| Increase/ (Decrease) during the month | Nil | _____ | _____ | _____ |
| Balance at close of the month | 903,583,285 | _____ | _____ | _____ |

.........................................................................................................

## D. Details of Movement

### Share Options

| Total No. of Options at close of Preceding Month | Movement During the Month | | | | Total No. of Options at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| Share Option Scheme Exercise Price: HK$1.582 6,320,000 | -- | --- | -- | -- | 6,320,000 | -- |
| Share Option Scheme Exercise Price: HK$1.66 10,150,000 | -- | -- | -- | --- | 10,150,000 | -- |

Exercise Price:    Total Exercised Money During the Month  (HKD)   **Nil**

### Equity Warrants

| Description of Warrants (Date of Expiry - dd/mm/yyyy) | Currency of Nominal Value | Nominal Value at Close of Preceding Month | Exercised during the month | Nominal Value at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. ( ) Stock code Subscription price | | | | | |
| 2. ( ) Stock code Subscription price | | | | | |
| 3. ( ) Stock code Subscription price | | | | | |

### Convertibles

| Class | Currency of Amount Outstanding | Amount at Close of Preceding Month | Converted during the month | Amount at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Stock code Subscription price | | | | | |
| 2. Stock code Subscription price | | | | | |
| 3. Stock code Subscription price | | | | | |

Other Issues of Shares

| Type of Issue | | | | | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Right Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 2. Placing | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 3. Bonus Issue | | _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 4. Scrip Dividend | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 5. Repurchase of share | | | Cancellation date : (dd/mm/yyyy) | ( ) | _____ |
| 6. Redemption of share | | | Redemption date : (dd/mm/yyyy) | ( ) | _____ |
| 7. Consideration Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 8. Other (Please specify) _____ | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |

Remarks:

_____

_____

For and on behalf of
**COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED**
Registrars

Authorised signature: _____

Name: _____ Joe K F Poon _____

Title: _____ Vice President – Client Services _____

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

香港交易所

**Monthly Return On Movement of Listed Equity Securities**

**For the month ended (dd/mm/yyyy) :** <u>28 February 2007</u>

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

| | |
|---|---|
| Company Code/Name | <u>**1203** **Guangnan (Holdings) Limited**</u> |
| Representative Name | <u>Computershare Hong Kong Investor Services Limited – Share Registrars</u> |
| Contact Person | <u>Joe K F Poon – Vice President</u> |
| Contact No. | <u>2862 8522</u>     Submit Date     <u>6 March 2007</u> |

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

## A. Information on Types of Listed Equity Securities

☑ Ordinary shares       ☐ Preference shares

☐ Equity warrants      ☐ Other Classes of shares

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

## B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : <u>**1203**</u>    Description :     <u>Ordinary Shares</u>

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |

(2) Stock Code : _____ Description : _____

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | | | |

## 2. Preference Shares

Stock Code : _____ Description : _____

|  | No. of Preference Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) ( ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

## 3. Other Classes of Shares

Stock Code : _____ Description : _____

|  | No. of Other Classes of Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) ( ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

---

## C. Movement in Issued Share Capital

|  | No. of Ordinary Shares (1) | No. of Ordinary Shares (2) | No of Preference Shares | No. of Other Classes of Shares |
|---|---|---|---|---|
| Balance at close of preceding month | 903,583,285 | _____ | _____ | _____ |
| Increase/ (Decrease) during the month | Nil | _____ | _____ | _____ |
| Balance at close of the month | 903,583,285 | _____ | _____ | _____ |

---

## D. Details of Movement

### Share Options

| Total No. of Options at close of Preceding Month | Movement During the Month | | | | Total No. of Options at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| Share Option Scheme<br>Exercise Price:<br>HK$1.582<br>6,320,000 | -- | --- | -- | -- | 6,320,000 | -- |
| Share Option Scheme<br>Exercise Price:<br>HK$1.66<br>11,650,000 | -- | -- | -- | 1,500,000 | 10,150,000 | -- |

Exercise Price:  Total Exercised Money During the Month (HKD)  **Nil**

### Equity Warrants

| Description of Warrants (Date of Expiry - dd/mm/yyyy) | Currency of Nominal Value | Nominal Value at Close of Preceding Month | Exercised during the month | Nominal Value at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. _____ <br>(      ) <br> Stock code <br> Subscription price | | | | | |
| 2. _____ <br>(      ) <br> Stock code <br> Subscription price | | | | | |
| 3. _____ <br>(      ) <br> Stock code <br> Subscription price | | | | | |

### Convertibles

| Class | Currency of Amount Outstanding | Amount at Close of Preceding Month | Converted during the month | Amount at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. _____ <br> Stock code <br> Subscription price | | | | | |
| 2. _____ <br> Stock code <br> Subscription price | | | | | |
| 3. _____ <br> Stock code <br> Subscription price | | | | | |

Other Issues of Shares

| Type of Issue | | | | | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1. Right Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 2. Placing | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 3. Bonus Issue | | _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 4. Scrip Dividend | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 5. Repurchase of share | | | Cancellation date : (dd/mm/yyyy) | ( ) | _____ |
| 6. Redemption of share | | | Redemption date : (dd/mm/yyyy) | ( ) | _____ |
| 7. Consideration Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |
| 8. Other (Please specify) _____ | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( ) | _____ |

Remarks:

_____

_____

For and on behalf of
**COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED**
Registrars

Authorised signature: _____

Name: _____ Joe K F Poon _____

Title: _____ Vice President – Client Services _____

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

**Monthly Return On Movement of Listed Equity Securities**

**For the month ended (dd/mm/yyyy) :** __31 January 2007__

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

.........................................................................................................

| | |
|---|---|
| Company Code/Name | __1203        Guangnan (Holdings) Limited__ |
| Representative Name | __Computershare Hong Kong Investor Services Limited – Share Registrars__ |
| Contact Person | __Joe K F Poon – Vice President__ |
| Contact No. | __2862 8522__      Submit Date  __2 February 2007__ |

.........................................................................................................

A. Information on Types of Listed Equity Securities

☑ Ordinary shares          ☐ Preference shares
☐ Equity warrants          ☐ Other Classes of shares

.........................................................................................................

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : __1203__      Description :      Ordinary Shares

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | 3,000,000,000 | 0.50 | 1,500,000,000.00 |

(2) Stock Code : _____      Description : _____

| | No. of Ordinary Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | | | |
| Increase/(Decrease) (EGM approval date) ( ) | | | |
| Balance at close of the month | | | |

## 2. Preference Shares

Stock Code : _____ Description : _____

|  | No. of Preference Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (        ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

## 3. Other Classes of Shares

Stock Code : _____ Description : _____

|  | No. of Other Classes of Shares | Par Value (HK$) | Authorised Share Capital (HKD) |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(Decrease) (EGM approval date) (        ) | _____ | | _____ |
| Balance at close of the month | _____ | _____ | _____ |

Total Authorised Share Capital at the end of the Month (HKD) :   **1,500,000,000.00** _____

---

## C. Movement in Issued Share Capital

|  | No. of Ordinary Shares (1) | (2) | No of Preference Shares | No. of Other Classes of Shares |
|---|---|---|---|---|
| Balance at close of preceding month | 901,583,285 | _____ | _____ | _____ |
| Increase/ (Decrease) during the month | 2,000,000 | _____ | _____ | _____ |
| Balance at close of the month | 903,583,285 | _____ | _____ | _____ |

---

# D. Details of Movement

## Share Options

| Total No. of Options at close of Preceding Month | Movement During the Month | | | | Total No. of Options at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| Share Option Scheme Exercise Price: HK$1.582 8,320,000 | -- | 2,000,000 | -- | -- | 6,320,000 | -- |
| Share Option Scheme Exercise Price: HK$1.66 11,650,000 | -- | -- | -- | -- | 11,650,000 | -- |

Exercise Price:　　Total Exercised Money During the Month (HKD)　**HK$3,164,000.00**

## Equity Warrants

| Description of Warrants (Date of Expiry - dd/mm/yyyy) | Currency of Nominal Value | Nominal Value at Close of Preceding Month | Exercised during the month | Nominal Value at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1.   (   )   Stock code   Subscription price | | | | | |
| 2.   (   )   Stock code   Subscription price | | | | | |
| 3.   (   )   Stock code   Subscription price | | | | | |

## Convertibles

| Class | Currency of Amount Outstanding | Amount at Close of Preceding Month | Converted during the month | Amount at close of the month | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|
| 1.   Stock code   Subscription price | | | | | |
| 2.   Stock code   Subscription price | | | | | |
| 3.   Stock code   Subscription price | | | | | |

Other Issues of Shares

| Type of Issue | | | | | | No. of New Shares Arising Therefrom |
|---|---|---|---|---|---|---|
| 1. Right Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 2. Placing | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 3. Bonus Issue | | _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 4. Scrip Dividend | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 5. Repurchase of share | | | Cancellation date : (dd/mm/yyyy) | ( | ) | _____ |
| 6. Redemption of share | | | Redemption date : (dd/mm/yyyy) | ( | ) | _____ |
| 7. Consideration Issue | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |
| 8. Other (Please specify) _____ | At Price : | HKD _____ | Issue and allotment date : (dd/mm/yyyy) | ( | ) | _____ |

Remarks:

_____

For and on behalf of
**COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED**
Registrars

Authorised signature: _____

Name: _____ Joe K F Poon _____

Title: _____ Vice President – Client Services _____

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203



# GUANGNAN (HOLDINGS) LIMITED

# 廣南(集團)有限公司

*(Incorporated in Hong Kong with limited liability)*

(Stock Code: 1203)

## FURTHER ANNOUNCEMENT IN RELATION TO THE MAJOR AND CONNECTED TRANSACTION REGARDING THE ACQUISITION OF PRODUCTION FACILITY

Further to the announcements of the Company dated 8 and 26 January 2007, the Board is pleased to announce that on 15 March 2007, the Joint Venture Company entered into the Sale and Purchase Agreement with POSCO in relation to (i) the acquisition by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Heibei Province, the PRC; and (ii) the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility.

A circular containing, among others, (i) further details of the Transactions and the Continuing Connected Transaction; (ii) a letter from the independent board committee to the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; and (iv) the valuation report of the Production Facility by an independent professional valuer to be appointed by the Company, will be sent to the Shareholders in due course.

Further to the announcements of the Company dated 8 and 26 January 2007, the Board is pleased to announce that on 15 March 2007, the Joint Venture Company entered into the Sale and Purchase Agreement with POSCO in relation to (i) the acquisition by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Heibei Province, the PRC; and (ii) the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility.

## SALE AND PURCHASE AGREEMENT

The Sale and Purchase Agreement sets out the detailed specifications of the Production Facility, and the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility. A summary of certain principal terms under the Sale and Purchase Agreement is as follows:

### Parties

(1)  Joint Venture Company; and

(2)  POSCO

A consideration of approximately US$17,605,000 (equivalent to approximately HK$137,319,000) will be paid by the Joint Venture Company to POSCO for the purchase of the Production Facility in the following manner:

(i) 20% of the consideration will be paid by the Joint Venture Company as deposit for the purchase within 15 days upon the signing of the Sale and Purchase Agreement;

(ii) 40% of the consideration will be paid by the Joint Venture Company within 10 days upon the first shipment of the Production Facility; and

(iii) the remaining 40% will be paid by the Joint Venture Company within 30 days after the final shipment of the Production Facility.

The consideration was determined based on arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility by an independent professional valuer which amounted to approximately HK$157,751,000 as at 31 January 2007. The valuation report of the Production Facility will be included in the circular to be despatched to the Shareholders.

**Consideration for the provision of consultation services**

The consideration that will be payable by the Joint Venture Company to POSCO for the 6-month consultation services to be provided by POSCO to the Joint Venture Company shall comprise:

(i) an amount of approximately US$491,000 (equivalent to approximately HK$3,829,800), which shall be satisfied in the following manner:

   (a) 50% of the consideration will be paid by the Joint Venture Company on or before 30 June 2007; and

   (b) the remaining 50% will be paid by the Joint Venture Company on or before 31 December 2007;

(ii) any additional man-hour incurred will be charged at a rate of US$44 per hour during the service period; and

(iii) any additional days incurred after the service period will be charged at a rate of US$454 per day.

The Company expects that under normal circumstances the additional costs that may be incurred in the provision of the consultation services will not be more than US$49,100 (equivalent to approximately HK$382,980) by 30 November 2007.

**Consideration for the provision of training services**

A consideration of approximately US$63,000 (equivalent to approximately HK$491,400) will be paid by the Joint Venture Company to POSCO on or before 31 March 2007 for the training services to be provided by POSCO.

**Details of the Production Facility**

The Production Facility is a set of electrical tinplate production machines with a maximum annual production capacity of 250,000 tonnes of tinplates. The Production Facility adopts the modified Ferrostan type technology which is an advanced tinplate production technology in the PRC. As advised by POSCO, the aggregate original cost and the net book value as at 31 December 2006 of the Production Facility are W48.2 billion (equivalent to approximately HK$400.1 million) and W16.4 billion (equivalent to approximately HK$136.1 million), respectively.

POSCO shall provide 46 man-month on-site consultation services to the Joint Venture Company at its plant in Qinhuangdao City, Heibei Province, the PRC in relation to the operation of the Production Facility.

**Details of the training services to be provided by POSCO**

POSCO shall provide 12 man-month training services to the staff of the Joint Venture Company at the plant of POSCO in Korea in relation to the operation of the Production Facility.

## INFORMATION ON THE COMPANY

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

## INFORMATION ON THE JOINT VENTURE COMPANY

The Joint Venture Company is an indirect non wholly-owned subsidiary of the Company and is intended to be principally engaged in the manufacture and sale of tinplates and tinplate related products.

## INFORMATION ON POSCO

POSCO is a company incorporated in Korea and is principally engaged in the manufacture and distribution of steel rolled products and plates. The shares of POSCO are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

## REASONS FOR ENTERING INTO THE SALE AND PURCHASE AGREEMENT

The Group has been exploring opportunities to further expand its production capacity. The Board believes that the acquisition of the Production Facility provides a valuable opportunity for the Group to expand its production capacity and would also benefit from advancing its tinplate production technology.

The Board considers that the Sale and Purchase Agreement is on normal commercial terms which are fair and reasonable, and has been entered into after arm's length negotiation and are in the interests of the Shareholders as a whole.

## LISTING RULES IMPLICATIONS

As and to the extent that the aggregate amount of the consideration under the Major and Connected Transaction together exceeds 25% (but does not exceed 100%) of one or more of the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Company, it constitutes a major and connected transaction for the Company under the Listing Rules. Under Rule 14.40, it will be subject to the approval of the Shareholders, which shall be given by a majority vote at a general meeting of the Shareholders, unless the conditions in Rule 14.44 can be satisfied, in which case a written shareholder's approval may be accepted in lieu of holding a formal shareholders' meeting of the Company.

Furthermore, as the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Major and Connected Transaction are more than 2.5% and the consideration involved is expected to be more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, it is also subject to the reporting, announcement and independent shareholders' approval requirements under the Chapter 14A of the Listing Rules, unless the conditions in Rule 14A.43 can be satisfied, in which case a written shareholder's approval may be accepted in lieu of holding a formal shareholders' meeting of the Company.

As:

(i)   GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

meeting for the approval of the Major and Connected Transaction; and

(iii) the Company is in the process of obtaining a written approval from GDH to approve the Major and Connected Transaction in lieu of holding a formal shareholders' meeting of the Company,

if the written approval from GDH is obtained and upon the receipt of the GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will be required for the said purpose of the Listing Rules. An application will be made by the Company to the Stock Exchange in accordance with Rule 14A.43 of the Listing Rules for waiving the independent shareholders' requirement.

An independent board committee comprising independent non-executive Directors has been appointed to consider the terms of the Major and Connected Transaction and to advise the independent Shareholders as to whether the Major and Connected Transaction is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. An independent financial adviser has been appointed to advise the independent board committee of the Company and the independent Shareholders on the fairness and reasonableness of the terms of the Major and Connected Transaction.

## DESPATCH OF CIRCULAR

A circular containing, among others, (i) further details of the Transactions and the Continuing Connected Transaction; (ii) a letter from the independent board committee to the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; and (iv) the valuation report of the Production Facility by an independent professional valuer to be appointed by the Company, will be sent to the Shareholders in due course.

## DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

| | |
|---|---|
| "Board" | the board of Directors |
| "Company" | Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange |
| "Continuing Connected Transaction" | the supply of blackplates by POSCO to Zhongyue Tinplate and the Joint Venture Company |
| "Directors" | directors of the Company |
| "GDH" | GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.36% of the issued share capital of the Company as at the date of this announcement |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "HK$" | Hong Kong Dollar, the lawful currency of Hong Kong |
| "Joint Venture Agreement" | the conditional joint venture agreement dated 21 December, 2006 entered into by Zhongyue, POSCO and POSCO-China |

4

| | |
|---|---|
| Company" | Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law pursuant to the terms of the Joint Venture Agreement which is 66% indirectly owned by the Company and 34% owned by POSCO |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Major and Connected Transaction" | the acquisition of the Production Facility by the Joint Venture Company from POSCO, together with the consultation services (including, but not limited to, the additional services under paragraph (ii) of the section headed "Consideration for the provision of consultation services" in this announcement) and training services to be provided by POSCO to the Joint Venture Company |
| "MOU" | the memorandum of understanding dated 21 December, 2006 entered into by Zhongyue and POSCO |
| "POSCO" | 株式會社 POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts |
| "PRC" | the People's Republic of China |
| "Production Facility" | the production facility to be purchased by the Joint Venture Company pursuant to the MOU and the Sale and Purchase Agreement |
| "RMB" | Renminbi, the lawful currency of the People's Republic of China |
| "Sale and Purchase Agreement" | the conditional sale and purchase agreement dated 15 March 2007 entered into between Zhongyue and POSCO in relation to the acquisition of the Production Facility by the Joint Venture Company, together with the consultation services and training services to be provided by POSCO to the Joint Venture Company |
| "Shares" | shares of HK$0.50 each in the share capital of the Company |
| "Shareholder(s)" | holder(s) of the Shares |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Transactions" | the setting up of the Joint Venture Company and the acquisition of the Production Facility by the Joint Venture Company, together with the consultation and training services to be provided by POSCO to the Joint Venture Company |
| "Zhongyue" | Zhongyue Industry Material Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company |
| "Zhongyue Tinplate" | 中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22 June 1989 in the PRC and is currently a wholly-owned subsidiary of the Company |
| "%" | per cent. |
| "W" | Korean won, the lawful currency of South Korean |

*Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.*

5

*referred above are for the use in this announcement and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.*

By Order of the Board
**Liang Jiang**
*Chairman*

Hong Kong, 15 March 2007

*As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.*

*Please also refer to the published version of this announcement in **The Standard.***



# GUANGNAN (HOLDINGS) LIMITED

## 廣南（集團）有限公司

*(Incorporated in Hong Kong with limited liability)*
**(Stock Code: 1203)**

## ANNOUNCEMENT OF 2006 ANNUAL RESULTS

- Turnover of the Group for the fiscal year 2006 was HK$1,221,254,000, representing an increase of HK$300,037,000 or 32.6% as compared to 2005.

- The profit attributable to equity shareholders of the Company was HK$121,320,000, representing a 31.0% decrease as compared to 2005. However, disregarding factors such as net valuation gains on investment properties, non-operating income and tax refund for re-investment, profit from operations was HK$110,794,000 in 2006, representing a 37.9% increase as compared with 2005.

- Basic earnings per share is HK13.5 cents (2005 : HK19.5 cents)

- The Directors recommend the payment of a final dividend of HK2.0 cents per share for the year ended 31 December 2006 (2005: HK1.5 cents)

## RESULTS

The board of directors (the "Directors") of Guangnan (Holdings) Limited (the 'Company"), is pleased to announce the consolidated results of the Company and its subsidiaries (the 'Group") for the year ended 31 December 2006, which have been reviewed by the Company's Audit Committee.

# Consolidated Profit and Loss Account
## for the year ended 31 December 2006
*(Expressed in Hong Kong dollars)*

| | Note | 2006 $'000 | 2005 $'000 |
|---|---|---|---|
| **Turnover** | 2 | 1,221,254 | 921,217 |
| Cost of sales | | (1,057,781) | (798,270) |
| **Gross profit** | | 163,473 | 122,947 |
| | | ------------ | ------------ |
| Other revenue | 3 | 9,906 | 11,584 |
| Other net income | 4 | 14,327 | 3,671 |
| Distribution costs | | (19,914) | (15,010) |
| Administrative expenses | | (47,056) | (42,367) |
| Other operating expenses | | (9,942) | (456) |
| **Profit from operations** | | 110,794 | 80,369 |
| Non-operating income | 5 | - | 59,746 |
| Net valuation gains on investment properties | | 23,123 | 20,497 |
| Finance costs | 6(a) | (2,906) | (396) |
| Share of profits less losses of associates | | 19,259 | 20,315 |
| **Profit before taxation** | 6 | 150,270 | 180,531 |
| Income tax | 7 | (23,476) | (736) |
| **Profit for the year** | | 126,794 | 179,795 |
| | | ======== | ======== |
| **Attributable to:** | | | |
| Equity shareholders of the Company | | 121,320 | 175,759 |
| Minority interests | | 5,474 | 4,036 |
| **Profit for the year** | | 126,794 | 179,795 |
| | | ======== | ======== |
| **Dividends payable to equity shareholders of the Company attributable to the year:** | 8 | | |
| Interim dividend declared during the year | | 13,524 | - |
| Final dividend proposed after the balance sheet date | | 18,032 | 13,524 |
| | | 31,556 | 13,524 |
| | | ======== | ======== |
| **Earnings per share** | 9 | | |
| Basic | | **13.5 cents** | 19.5 cents |
| | | ======== | ======== |
| Diluted | | **13.5 cents** | N/A |
| | | ======== | ======== |

# Consolidated Balance Sheet at 31 December 2006

*(Expressed in Hong Kong dollars)*

|  | Note | 2006 $'000 | 2005 $'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | | | |
| - Investment properties | 10(b) | 235,651 | 207,496 |
| - Other property, plant and equipment | | 512,275 | 167,580 |
| - Interest in leasehold land held for own use under operating leases | | 57,855 | 59,330 |
| | 10 | 805,781 | 434,406 |
| Interest in associates | | 182,434 | 176,003 |
| Other non-current financial assets | | - | 46 |
| | | 988,215 | 610,455 |
| **Current assets** | | | |
| Trading securities | | 3,153 | 3,059 |
| Inventories | 11 | 115,478 | 236,259 |
| Trade and other receivables | 12 | 274,706 | 291,986 |
| Cash and cash equivalents | 13 | 157,737 | 96,871 |
| | | 551,074 | 628,175 |
| **Current liabilities** | | | |
| Bank loans secured by bills receivable | | 81,557 | 26,991 |
| Trade and other payables | 14 | 306,377 | 200,604 |
| Current taxation | | 18,757 | 19,602 |
| | | 406,691 | 247,197 |
| **Net current assets** | | 144,383 | 380,978 |
| **Total assets less current liabilities** | | 1,132,598 | 991,433 |
| **Non-current liability** | | | |
| Deferred tax liabilities | | 21,687 | 12,217 |
| **Net assets** | | 1,110,911 | 979,216 |
| **Capital and reserves** | | | |
| Share capital | | 450,792 | 450,792 |
| Reserves | | 622,477 | 499,090 |
| **Total equity attributable to equity shareholders of the Company** | | 1,073,269 | 949,882 |
| Minority interests | | 37,642 | 29,334 |
| **Total equity** | | 1,110,911 | 979,216 |

# Notes to the financial statements
*(Expressed in Hong Kong dollars)*

## 1. Basis of preparation

This financial report has been prepared in accordance with all applicable Hong Kong Financial Reporting Standards, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance.

The financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2005 annual financial statements. The financial information set out in this report does not constitute the Group's statutory financial statements for the year ended 31 December 2006, but is derived from these financial statements.

## 2. Segment information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

*Business segments*

| | For the year ended 31 December 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Tinplating $'000 | Foodstuffs distribution and trading $'000 (Note i) | Property leasing $'000 | Inter-segment elimination $'000 | Unallocated $'000 | Consolidated $'000 |
| Revenue from external customers | 1,108,939 | 86,858 | 25,457 | - | - | 1,221,254 |
| Inter-segment revenue | 1,991 | - | 169 | (2,160) | - | - |
| Other revenue from external customers | 4,463 | 1,812 | 28 | - | 17,695 | 23,998 |
| Total | 1,115,393 | 88,670 | 25,654 | (2,160) | 17,695 | 1,245,252 |
| | | | | | | |
| Segment result | 81,797 | 16,648 | 16,662 | | | 115,107 |
| Unallocated operating income and expenses | | | | | | (4,313) |
| Profit from operations | | | | | | 110,794 |
| Share of profits less losses of associates | - | - | - | - | 19,259 | 19,259 |
| Net valuation gains on investment properties | - | - | 23,123 | - | - | 23,123 |
| Finance costs | | | | | | (2,906) |
| Income tax | | | | | | (23,476) |
| Profit after taxation | | | | | | 126,794 |
| | | | | | | |
| Depreciation and amortisation for the year | 16,469 | 104 | 1,605 | | | |
| Impairment losses made/ (written-back) for the year | 9,346 | (1,185) | - | | | |

Notes :

(i) During the year, foodstuffs trading and live and fresh foodstuffs distribution have been combined into one business segment consistent with the Group's system of internal financial reporting. The comparative figures have been adjusted to conform with current year's presentation.

(ii) The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gain or losses on investment properties are included after profit from operations. The comparative figures have been adjusted to conform with current year's presentation.

| | | For the year ended 31 December 2005 | | | | |
| | Tinplating $'000 | Foodstuffs distribution and trading $'000 (Note i) | Property leasing $'000 | Inter-segment elimination $'000 | Unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|
| Revenue from external customers | 797,798 | 97,890 | 25,529 | - | - | 921,217 |
| Inter-segment revenue | 2,157 | - | 109 | (2,266) | - | - |
| Other revenue from external customers | 6,586 | 717 | 242 | - | 7,474 | 15,019 |
| Total | 806,541 | 98,607 | 25,880 | (2,266) | 7,474 | 936,236 |
| | | | | | | |
| Segment result | 55,095 | 17,056 | 17,764 | | | 89,915 |
| Unallocated operating income and expenses | | | | | | (9,546) |
| Profit from operations | | | | | | 80,369 |
| Share of profits less losses of associates | - | - | - | - | 20,315 | 20,315 |
| Net valuation gains on investment properties | - | - | 20,497 | - | - | 20,497 |
| Non-operating income | | | | | | 59,746 |
| Finance costs | | | | | | (396) |
| Income tax | | | | | | (736) |
| Profit after taxation | | | | | | 179,795 |
| | | | | | | |
| Depreciation and amortisation for the year | 7,867 | 100 | 1,566 | | | |
| Impairment losses written-back for the year | - | (627) | - | | | |

## Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for foodstuffs distribution and trading, whereas the People's Republic of China other than Hong Kong (the "PRC") is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

| | The PRC | | Hong Kong | |
| | 2006 $'000 | 2005 $'000 | 2006 $'000 | 2005 $'000 |
|---|---|---|---|---|
| Revenue from external customers | 1,132,337 | 821,644 | 88,917 | 99,573 |

## 3. Other revenue

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Sales of scrap materials | 2,500 | 3,814 |
| Interest income | 3,359 | 3,912 |
| Management income | 228 | 88 |
| Dividends from listed securities | 235 | 235 |
| Subsidy received | 1,033 | 294 |
| Others | 2,551 | 3,241 |
|  | 9,906 | 11,584 |

## 4. Other net income

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Net gain/ (loss) on disposal of fixed assets | 512 | (242) |
| Net realised and unrealised gain/(loss) on trading securities | 94 | (141) |
| Write-back of impairment losses on receivables | 2,013 | 355 |
| Write-back of liabilities | 4,198 | - |
| Impairment losses on other non-current financial assets | (46) | (156) |
| Net realised and unrealised exchange gain | 7,556 | 3,855 |
|  | 14,327 | 3,671 |

## 5. Non-operating income

|  | Note | 2006 $'000 | 2005 $'000 |
|---|---|---|---|
| Write-back of liabilities | (i) | - | 42,740 |
| Recovery of bad debts | (ii) | - | 17,006 |
|  |  | - | 59,746 |

Notes:

(i)     The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii)    The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year ended 31 December 2005, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

## 6. Profit before taxation

Profit before taxation is arrived at after charging / (crediting):

|  | | 2006 $'000 | 2005 $'000 |
|---|---|---|---|
| (a) | Finance costs: | | |
| | Interest on bank advances and other borrowings repayable within 5 years | 2,906 | 396 |
| (b) | Staff costs: | | |
| | Net contributions paid to defined contribution plans | 1,341 | 1,338 |
| | Equity-settled share-based payment expenses | 3,426 | - |
| | Salaries, wages and other benefits | 38,939 | 31,077 |
| | | 43,706 | 32,415 |
| (c) | Other items: | | |
| | Cost of inventories sold | 1,051,265 | 780,571 |
| | Auditors' remuneration | 2,246 | 2,121 |
| | Depreciation | 16,681 | 8,077 |
| | Amortisation of land lease premium | 1,778 | 1,774 |
| | Impairment losses on fixed assets and inventories | 9,346 | - |
| | Operating lease charges in respect of property rentals | 939 | 654 |
| | Rentals receivable from investment properties less direct outgoings of $2,190,000 (2005: $2,261,000) | (23,267) | (23,268) |

# 7. Income tax in the consolidated profit and loss account

Taxation in the consolidated profit and loss account represents :

| | Note | 2006 $'000 | 2005 $'000 |
|---|---|---|---|
| **Current tax – Provision for Hong Kong Profits tax** | | | |
| Provision for Hong Kong Profits Tax at 17.5% (2005: 17.5%) on the estimated assessable profits for the year | | 650 | 1,286 |
| Under-provision in respect of prior years | | 9 | 11 |
| | | 659 | 1,297 |
| **Current tax – the PRC** | | | |
| Tax for the year | | 13,941 | 16,567 |
| Under-provision in respect of prior years | | 30 | 617 |
| Tax refund for re-investment | *(i)* | - | (19,874) |
| | *(ii)* | 13,971 | (2,690) |
| **Deferred tax** | | | |
| Origination and reversal of temporary differences | | 8,846 | 2,129 |
| | | 23,476 | 736 |

Notes:

(i)     The Group has successfully obtained tax refund of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") during the year ended 31 December 2005.

(ii)    Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(iii)   A subsidiary, Zhongyue Tinplate, is entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line.  According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate.

## 8. Dividends

### (a) *Dividends payable to equity shareholders of the Company attributable to the year :*

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Interim dividend declared and paid of 1.5 cents per ordinary share (2005: Nil cent per ordinary share) | 13,524 | - |
| Final dividend proposed after the balance sheet date of 2.0 cents per ordinary share (2005: 1.5 cents per ordinary share) | 18,032 | 13,524 |
|  | 31,556 | 13,524 |

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

### (b) *Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year :*

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Final dividend in respect of the previous financial year, approved and paid during the year, of 1.5 cents per ordinary share (2005: Nil cent per ordinary share) | 13,524 | - |

## 9. Earnings per share

### (a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $121,320,000 (2005 : $175,759,000) and the number of 901,583,285 (2005 : 901,583,285) ordinary shares in issue during the year.

### (b) *Diluted earnings per share*

The diluted earnings per share for the year ended 31 December 2006 is the same as the basic earnings per share as the potential ordinary shares are anti-dilutive. There were no potential ordinary shares outstanding during the year ended 31 December 2005.

## 10. Fixed Assets

### (a) *Acquisitions and disposals*

During the year, the addition to construction in progress of the Group was $364,525,000 (2005 : $46,776,000) and certain items of plant and machinery with a net book value of $5,716,000 (2005 : $213,000) were disposed.

### (b) Valuation of investment properties

Investment properties of the Group and the Company situated in Hong Kong totalling $98,200,000 (2005: $97,000,000) were revalued at 31 December 2006 by RHL Appraisal Limited, who have among their Staff Members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $137,451,000 (2005: $110,496,000) were revalued at 31 December 2006 by an independent firm of surveyors registered in the PRC, 深圳中勝會計師事務所 – 中國註冊房地產估價師. on an open market value basis.

### (c) Leases

The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amount of investment properties of the Group held for use in operating leases was $235,651,000 (2005: $207,496,000).

## 11. Inventories

Inventories in the consolidated balance sheet comprise:

|  | 2006<br>$'000 | 2005<br>$'000 |
|---|---|---|
| Raw materials, spare parts and consumables | 65,948 | 148,076 |
| Finished goods | 49,530 | 88,183 |
|  | 115,478 | 236,259 |

## 12. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on invoice date, with the following ageing analysis:

|  | 2006<br>$'000 | 2005<br>$'000 |
|---|---|---|
| Within 1 month | 149,105 | 76,003 |
| 1 to 3 months | 92,386 | 74,666 |
| More than 3 months but less than 12 months | 6,779 | 63,210 |
|  | 248,270 | 213,879 |

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

- 10 -

## 13. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Deposits with banks | 37,477 | 47,815 |
| Cash at bank and in hand | 120,260 | 49,056 |
|  | 157,737 | 96,871 |

## 14. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Due within 1 month or on demand | 103,837 | 95,447 |

## 15. Commitments

(a) *Capital commitments outstanding as at 31 December 2006 not provided for in the financial statements were as follows:*

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Contracted for | 3,463 | 131,433 |
| Authorised but not contracted for | 9,748 | 168,005 |
|  | 13,211 | 299,438 |

In addition to the above, the Group entered into a joint venture agreement with an independent third party to establish a subsidiary. According to the joint venture agreement, the Group is required to inject US$19,800,000 (equivalent to $154,440,000) into the subsidiary, being 66% of the total registered capital.

(b) *At 31 December 2006, the total future minimum lease payments under non-cancellable operating leases of properties are payables as follows:*

|  | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Within 1 year | 637 | 697 |
| After 1 year but within 5 years | 145 | 385 |
|  | 782 | 1,082 |

(c) At 31 December 2006, the Company had committed to provide finance of $6,489,000 (2005 : $6,489,000) to an associate of the Group.

# CHAIRMAN'S STATEMENT

The Group recorded satisfactory results in 2006. The consolidated profit attributable to equity shareholders of the Company was HK$121,320,000, representing a decrease of 31.0% compared with HK$175,759,000 in 2005. Excluding factors such as valuation gains on investment properties, non-operating income and tax refund for re-investment, the profit from operations of the Company was HK$110,794,000 in 2006, representing an increase of 37.9% compared with 2005. The basic earnings per share was HK13.5 cents, representing a decrease of 30.8% from HK19.5 cents in 2005.

## DIVIDEND

The Directors recommend the payment of a final dividend of HK2.0 cents per share for the year 2006. The final divided for 2006, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 29 June 2007.

## REVIEW

In 2006, consolidated turnover was HK$1,221,254,000, a substantial increase of HK$300,037,000 or 32.6% from HK$921,217,000 in 2005. Such increase was attributable to the growth of the tinplating business. The tinplating business recorded an increase in production and sales volume due to the commencement of the operation of the new production line and the sufficient supply of black-plates, leading to the surge in turnover of HK$311,141,000 or 39.0%. The increase in consolidated turnover resulted in the growth in profit from operations. Profit from operations was HK$110,794,000 for 2006, representing an increase of 37.9% compared with HK$80,369,000 in 2005.

In 2006, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") realized an annual production capacity of 200,000 tonnes and the production capacity utilization rate reached 83.5% for the year, which broke the highest records of tinplating business in terms of its sales and production volume since its operations commenced in 1990, compared with 74% for 2005. As a primary business of the Group, the proportion of its contribution to the profit from operations of the Group increased from 68.6% in 2005 to 73.8% in 2006, which brought a stable source of profit to the Group.

The new highest record of tinplating business was just the beginning of a new stage. In the end of 2006, the construction of black-plate manufacturing factory completed, and the entering into a joint venture agreement with POSCO Co. Ltd. ("POSCO"), an international steel company, to build a new factory with annual production capacity of 250,000 tonnes of tinplates in the northern region of PRC which is expected to complete and commence production at the end of this year. The production capacity of tinplates and black-plates increased from 120,000 tonnes in the middle of 2005 to 200,000 tonnes in 2006 to 350,000 tonnes this year and further to 600,000 tonnes next year. With the help of production and sales, the Group's profit will reach a higher rung on the ladder.

# PROSPECT

The domestic and overseas demand for tinplates will maintain strong in line with the development of metal packaging, particularly the domestic metal packaging. With the commencement of production of the black-plate manufacturing factory, the self-produced black-plates together with the supply of black-plates from POSCO, the Group has established a stable and adequate black-plates resources supply system. The Group will continue to devote on strengthening and maximizing its tinplate business with the help of Zhongyue Tinplate's comparative advantages in its production capacity, brand, technology, costing as well as resources, lowering transportation cost, increasing its market share and achieving more promising operating results.

# MANAGEMENT DISCUSSION & ANALYSIS

## BUSINESS REVIEW

### Tinplating

In 2006, the production and sales volume of tinplate of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), a subsidiary of the Group, amounted to 164,986 tonnes and 171,254 tonnes, a substantial increase of 43.8% and 67.6% respectively when compared with 2005. The turnover was HK$1,108,939,000, representing an increase of 39.0% when compared with 2005. Profit from operations was HK$81,797,000, grew by HK$26,702,000 or 48.5% when compared with 2005. Excluding the impairment loss from closing down of power plant amounting to HK$9,346,000 due to the high oil price, the increase would have been 65.4%. The contribution from the tinplating business to the Group's profit was the most significant, its turnover accounted for 90.8% of the Group's turnover and profit from operations accounted for 73.8% of the Group's profit from operations.

The construction of black-plate manufacturing factory completed at the end of 2006. For the year ended 31 December 2006, HK$198,636,000 was paid which mainly sourced from internal funding. The factory commenced production in March 2007 with an annual production capacity of 150,000 tonnes which is expected to provide favourable conditions to lower production cost and enter the niche market for tinplates comprehensively.

As a brand-name tinplate manufacturer in the mainland, both the tin-coated steel plates and chromium-coated steel plates of Zhongyue Tinplate were awarded the "China Packaging Brand Products" in April 2006 and were the only awarded tinplate manufacturer in the PRC. The company will continue its comparative advantages in its brand and technology and thereby increasing its market share.

On 21 December 2006, the Group entered into a joint venture agreement with POSCO Co. Ltd. ("POSCO"), a steel company ranked 4th in the world's steel production, to establish a tinplate manufacturing factory in Qinghuangdao City, Hebei Province, the PRC ("Qinghuangdao Project"), with a total investment of US$60 million which 66% as to the Group and 34% as to POSCO. The annual production capacity of tinplates is 250,000 tonnes and is expected to commence production by the end of 2007 so that the aggregate annual tinplate production capacity will be 450,000 tonnes and annual black-plate production capacity will be 150,000 tonnes for the factories of the Company in south and north.

At the beginning of 2007, the Group has acquired 5% interest in Zhongyue Tinplate from the PRC minority shareholders. Zhongyue Tinplate became a wholly-owned subsidiary of the Group after the acquisition. There will be more room for future development and operations for Zhongyue Tinplate.

## Property Leasing

The Group's leasing properties mainly included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shan Hai"), and the office building in Hong Kong. In 2006, the total turnover from property leasing business of the Group was recorded at HK$25,457,000, a decrease of HK$72,000 compared with 2005. The profit from operations of property leasing business amounted to HK$16,662,000, dropped by 6.2% as compared with 2005.

At the beginning of 2007, the Group has acquired 5% interest in Shan Hai from the PRC minority shareholders. Shan Hai became a wholly-owned subsidiary of the Group after the acquisition. There will be more room for future development and operations for Shan Hai.

## Foodstuffs Distribution and Trading

In 2006, turnover of the foodstuffs distribution and trading business amounted to HK$86,858,000, representing a decrease of HK$11,032,000 or 11.3% as compared with 2005 due to the impact of bird flu in 2006. Profit from operations of foodstuffs distribution and trading in 2006 was HK$16,648,000, representing a decrease of HK$408,000 or 2.4% as compared with 2005.

Foodstuffs distribution and trading is the traditional business of the Group. At the end of 2006, the Group successfully expanded its chilled pork business. In 2007, by taking measures such as opening up new sources of revenue, reducing costs and improving services, the Group will continue to maintain its agency business and actively expand its trading business of foodstuffs, so as to maintain its competitiveness and provide the Group with a stable income stream.

## Associates

In 2006, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a principal associate of the Group, recorded a sales volume of 403,484 tonnes of corn starch, its major products, representing an increase of 4.6% as compared with 2005. Turnover of Yellow Dragon amounted to HK$1,124,155,000, grew by 15.3% and its profit attributable to shareholders amounted to HK$50,286,000, dropped by HK$412,000 or 0.8%.

The Group has 40% interest in Yellow Dragon and received a total dividend payment of RMB19,503,000 (equivalent to HK$18,965,000) in 2006. It is expected that the Group will receive a total dividend payment of RMB16,793,000 (equivalent to HK$16,716,000) this year.

# FINANCIAL POSITION

As at 31 December 2006, the Group's total assets amounted to HK$1,539,289,000, and total liabilities stood at HK$428,378,000, representing an increase of HK$300,659,000 and HK$168,964,000 respectively compared with the positions at the end of 2005. The net current assets decreased from HK$380,978,000 at the end of 2005 to HK$144,383,000, and the current ratio (current assets divided by current liabilities) decreased from 2.54 as at the end of 2005 to 1.36. The Group has a very sound financial position, laying a solid foundation for future business expansion.

## Liquidity and Financial Resources

As at 31 December 2006, the Group maintained cash and cash equivalent balances of HK$157,737,000. Part of the amount of HK$44,206,000 was Renminbi and HK$59,373,000 was United States Dollars while the remaining was denominated in Hong Kong dollars. Cash and cash equivalent balances increased by 62.8% from the end of the 2005.

As at 31 December 2006, the Group's interest-bearing borrowings amounted to HK$81,557,000. Accordingly, the Group's gearing ratio was 7.6%, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund. The Group's interest-bearing borrowings will be payable by the proceeds from the bills discounted to the bank at an annual interest rate (or discount rate) between 1.92% to 3.24%.

As at 31 December 2006, the Group's total available banking facilities amounted to HK$257,400,000, of which HK$181,913,000 was utilized banking facilities for letters of credit. The unutilized banking facilities amounted to HK$75,487,000. The above-mentioned discounting bills did not use up any banking facilities. With its cash and cash equivalents holdings, the recurring cash flow from its operations and banking facilities, the Group believes that it will have sufficient funds to meet its present operation requirements and the requirements to further develop its businesses in the foreseeable future.

## Litigation

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29 December 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately $5,761,000). According to the information currently available, the Group is of the view that no provision is required to be made for this claim.

## Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the year, the Group was not exposed to significant exchange risk.

## EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2006, the Group had a total of 723 full-time employees, increased by 198 compared with that as at the end of 2005. 22 of the employees were based in Hong Kong and 701 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, individual performance with reference to the prevailing industry practices. In 2006, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on basis of net cash inflow from operation and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants for their contribution to the Group.

## PROSPECTS

With the completion and commencement of production of Qinghuangdao Project, POSCO, originally the supplier, became the Group's strategic business partner. From now onwards, not only will the supply of black-plates, but also production technology and even market expansion be supported by POSCO. The tinplates business of the Group will have further development and continue to generate more profit contribution for the Group.

## DIVIDEND

The Directors resolved to make the payment of an interim dividend of HK 1.5 cents per share (2005 : Nil) and recommend the payment of a final dividend of HK2.0 cents per share (2005 : HK 1.5 cents) for the year ended 31 December 2006. The proposed final dividend, if approved at the 2007 Annual General Meeting of the Company, is expected to be paid on 29 June 2007 to shareholders whose names appear on the register of members of the Company on 7 June 2007.

## CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 5 June 2007 to Thursday, 7 June 2007, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4 : 00 pm on Monday, 4 June 2007.

## CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in the financial year ended 31 December 2006 except that certain Non-executive directors are not appointed for specific terms but they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

## REVIEW OF ANNUAL RESULTS

The annual results of the Group for the year ended 31 December 2006 have been reviewed by the Audit Committee of the Company.

## PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.


By Order of the Board
**Liang Jiang**
*Chairman*


Hong Kong, 20 April 2007

*As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.*

Please also refer to the published version of this announcement in The Standard.



# GUANGNAN (HOLDINGS) LIMITED

## 廣南(集團)有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No.57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 7 June 2007 at 2:30 p.m. for the following purposes:

1.  To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2006.

2.  To declare a final dividend for the year ended 31 December 2006.

3.  To re-elect retiring Directors and authorise the Directors to fix the remuneration of the Directors.

4.  To re-appoint Auditors and authorise the Directors to fix their remuneration.

5.  To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

    "**THAT:**

    (A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.50 each in the capital of the Company (the "Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Shares or securities convertible into Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

    (B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorizations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

    (C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries and other eligible person (if any) of Shares or rights to acquire Shares; (iii) the exercise of rights of subscription and other eligible person (if any) or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares; or (iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend

per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i)　the conclusion of the next annual general meeting of the Company;

(ii)　the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii)　the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

and,

"Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

6.　To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

**"THAT:**

(A)　subject to paragraph (B) of this Resolution, the exercise by the Directors during the Relevant Period (as defined above) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B)　the aggregate nominal amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

7.　To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions nos. 5 and 6 set out above being duly passed, the general mandate granted to the Directors to exercise the powers of the Company to allot and issue Shares pursuant to resolution no. 5 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by

an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
**Cheung Mo Ching**
*Company Secretary*

Hong Kong, 30 April 2007

*Registered Office:*
22nd Floor
Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

*Notes:*

1. A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

3. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

4. The register of members of the Company will be closed from Tuesday, 5 June 2007 to Thursday, 7 June 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 4 June 2007.

5. A form of proxy for use at the meeting is enclosed.

6. In relation to resolution no. 5, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

7. In relation to resolution no. 6, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

8. In relation to resolution no. 7, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.

*As at the date of this notice, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.*

*"Please also refer to the published version of this announcement in **The Standard.**"*

3



# GUANGNAN (HOLDINGS) LIMITED

# 廣南(集團)有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

## CONTINUING CONNECTED TRANSACTION

## SALE OF TINPLATES AND TINPLATE RELATED PRODUCTS

### CONTINUING CONNECTED TRANSACTION

Pursuant to a written supply agreement dated 27 April 2007 and entered into between Zhongyue Tinplate and POSCO-China, Zhongyue Tinplate will supply tinplates and tinplate related products to POSCO-China for a term starting from 27 April 2007 to 31 March 2008 and the Continuing Connected Transaction will only commence after obtaining the approval of the independent Shareholders. The supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules as POSCO-China is a substantial shareholder of the Zhongyue Posco (Qinhuangdao) and therefore POSCO-China is regarded as connected person of the Group under the Listing Rules.

### LISTING RULES IMPLICATIONS

Since the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules, they are subject to the approval of the independent Shareholders at general meeting unless the conditions in Rule 14A.43 can be satisfied, in which case a written shareholder's approval as referred to therein may be accepted in lieu of holding a formal shareholders' meeting of the Company.

As GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting, and none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the purpose of approving the Continuing Connected Transaction, and the Company is in the process of obtaining a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company (and the Company does not foresee any difficulty in obtaining such approval), upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will therefore be required for the said purposes of the Listing Rules.

A circular containing, among others, (i) further details of the Continuing Connected Transaction; (ii) a letter from the independent board committee of the Company to the independent Shareholders in relation to the Continuing Connected Transaction; and (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Continuing Connected Transaction, will be sent to the Shareholders in due course.

Pursuant to a written supply agreement dated 27 April 2007 and entered into between Zhongyue Tinplate and POSCO-China, Zhongyue Tinplate will supply tinplates and tinplate related products to POSCO-China for a term starting from 27 April 2007 to 31 March 2008 and the Continuing Connected Transaction will only commence after obtaining the approval of the independent Shareholders. The supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao), a non wholly-owned subsidiary of the Company, and therefore POSCO-China is regarded as connected person of the Group under the Listing Rules.

The Group has not supplied any tinplates or tinplate related products to the POSCO Group in the past, however, as disclosed in the announcement of the Company dated 8 January 2007, the POSCO Group has been supplying and will supply blackplates, as raw materials, to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively, for production of tinplates and tinplate related products.

The price of the tinplates and tinplate related products purchased by POSCO-China from Zhongyue Tinplate will be determined based on the prevailing market rate of tinplates and tinplate related products and after arm's length negotiation between Zhongyue Tinplate and POSCO-China. The Board considers that the supply of tinplates and tinplates related products by Zhongyue Tinplate to POSCO-China, will be carried out in the ordinary and usual course of business of the Group and on normal commercial terms from the perspective of the Group, and the terms of the transaction are and will be fair and reasonable and in the interests of the Shareholders as a whole.

The consideration of the tinplates and tinplate related products purchased by POSCO-China will be settled by letter of credit or otherwise as agreed from time to time by the relevant parties.

## Reasons for the continuing connected transaction

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate to supply tinplates and tinplate related products to POSCO-China, as POSCO-China is a market leader in the steel production business and the Continuing Connected Transaction will enable the Group to fully utilize its production capacity and enhance its arrangement on production planning.

The Board considers that the Continuing Connected Transaction is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

## Proposed annual caps

Below sets out the proposed annual caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008:

|  | **Proposed annual caps** | |
|---|---|---|
|  | **Year ending 31 December 2007** | **Three months ending 31 March 2008** |
| **US$** | 21,420,000 | 3,213,000 |
| *(approximate HK$)* | 167,076,000 | 25,061,400 |

The proposed annual caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008 have been determined with reference to (i) the Company's projection of the productions of the tinplates and tinplate related products manufactured by Zhongyue Tinplate for the year ending 31 December 2007 and the

months after negotiations between Zhongyue Tinplate and POSCO-China; and (iii) the anticipated market price of tinplates and tinplate related products in the next twelve months.

## LISTING RULES IMPLICATIONS

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual caps for the Continuing Connected Transaction for the year ending 31 December 2007 is more than 2.5% and more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, the Continuing Connected Transaction and the relevant annual cap(s) are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

As:

(i)   GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii)  none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction; and

(iii) the Company is in the process of obtaining a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company,

if the written approval from GDH is obtained and upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will be required for the purposes of the Listing Rules. An application will be made by the Company to the Stock Exchange in accordance with Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval requirement.

An independent board committee comprising independent non-executive Directors will be appointed to consider the terms of the Continuing Connected Transaction and the respective caps and to advise the independent Shareholders as to whether the Continuing Connected Transaction and the respective caps are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. An independent financial adviser will be appointed to advise the independent board committee of the Company and the independent Shareholders on the fairness and reasonableness of the terms of the Continuing Connected Transaction and the respective caps.

## INFORMATION ON THE COMPANY

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

## INFORMATION ON ZHONGYUE TINPLATE

Zhongyue Tinplate is a wholly-owned subsidiary of the Company and principally engaged in the manufacture and sale of tinplates and tinplate related products.

## INFORMATION ON POSCO

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

POSCO-China is a wholly-owned subsidiary of POSCO and a holding company to manage the subsidiaries of POSCO in the PRC.

## DESPATCH OF CIRCULAR

A circular containing, among others, (i) further details of the Continuing Connected Transaction; (ii) a letter from the independent board committee to the independent Shareholders in relation to the Continuing Connected Transaction; and (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Continuing Connected Transaction, will be sent to the Shareholders in due course.

## DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

| | |
|---|---|
| "Board" | the board of Directors |
| "Company" | Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange |
| "Continuing Connected Transaction" | the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China |
| "Directors" | directors of the Company |
| "GDH" | GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.36% of the issued share capital of the Company as at the date of this announcement |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "HK$" | Hong Kong Dollar, the lawful currency of Hong Kong |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "POSCO" | 株式會社 POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts |
| "POSCO Group" | POSCO and its subsidiaries |
| "POSCO-China" | 浦項（中國）投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO |
| "PRC" | the People's Republic of China |
| "Shareholder(s)" | holder(s) of the Shares |
| "Shares" | shares of HK$0.50 each in the share capital of the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |

4

| "Zhongyue Posco (Qinhuangdao)" | 中粵浦項（秦皇島）馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China |
|---|---|
| "Zhongyue Tinplate" | 中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22 June 1989 in the PRC and is currently a wholly-owned subsidiary of the Company |
| "%" | per cent. |

*Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.*

*The exchange rates referred above are for the use in this announcement and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.*

By Order of the Board
**Liang Jiang**
*Chairman*

Hong Kong, 30 April 2007

*As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.*

*"Please also refer to the published version of this announcement in **The Standard**."*

# GUANGNAN (HOLDINGS) LIMITED

# 廣南(集團)有限公司

*(Incorporated in Hong Kong with limited liability)*

## (Stock Code: 1203)

## PROXY FORM

## Form of proxy for use at the Annual General Meeting to be held on 7 June 2007

I/We(Note 1) _____

of _____

being the registered holder(s) of (Note 2) _____ shares

of HK$0.50 each in the capital of **Guangnan (Holdings) Limited** (the "Company") HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (Note 3) _____

of _____
as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 7 June 2007 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

| | RESOLUTIONS | For(Note 4) | Against(Note 4) | Abstain(Note 4) |
|---|---|---|---|---|
| 1. | To receive and consider the audited consolidated financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2006. | | | |
| 2. | To declare a final dividend for the year ended 31 December 2006. | | | |
| 3A. | To re-elect Directors: | | | |
| | (i) Mr. ZHAO Leili | | | |
| | (ii) Mr. DONG Decai | | | |
| | (iii) Miss HOU Zhuobing | | | |
| | (iv) Mr. Gerard Joseph McMAHON | | | |
| | (v) Mr. LI Kar Keung, Caspar | | | |
| 3B. | To authorise the Board to fix the Directors' remuneration. | | | |
| 4. | To re-appoint Auditors and authorise the Directors to fix their remuneration. | | | |
| 5. | To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company. | | | |
| 6. | To grant a general mandate to the Directors to repurchase shares of the Company. | | | |
| 7. | To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by adding the number of shares repurchased. | | | |

Dated this _____ day of _____ 2007          Signed (Note 5) _____

*Notes:*

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman is preferred, strike out "**THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, TICK IN THE RELEVANT BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN, TICK IN THE RELEVANT BOX MARKED "ABSTAIN".** Failure to tick any one of the boxes will entitle your proxy to cast your vote(s) at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of any officer or attorney duly authorised.

6. In the case of joint holders of any share, any one of such persons may vote at the meeting either personally or by proxy in respect of such share but if more than one of such joint holders are present at the meeting personally or by proxy, the vote(s) of the senior who tender vote(s), whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

7. To be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 22/F., Tesbury Centre, No. 24–32, Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting, as the case may be).

8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.

9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.



# GUANGNAN (HOLDINGS) LIMITED

# 廣南(集團)有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 1203)**

## ANNUAL GENERAL MEETING HELD ON 7 JUNE 2007
## POLL VOTING RESULTS

At the 2007 Annual General Meeting (the "AGM") of Guangnan (Holdings) Limited (the "Company") held on 7 June 2007, poll voting was demanded by the Chairman for voting on all proposed resolutions, as set out in the notice of AGM dated 30 April 2007. The poll results in respect of the resolutions proposed at the AGM are as follows:

| Ordinary Resolutions | | No. of Votes (Approx. %) | |
|---|---|---|---|
| | | **For** | **Against** |
| 1. | To receive and consider the audited consolidated financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2006. | 562,477,068 (100%) | 0 (0%) |
| 2. | To declare a final dividend for the year ended 31 December 2006. | 558,753,068 (99.34%) | 3,724,000 (0.66%) |
| 3A. | To re-elect Directors: (i) Mr. ZHAO Leili | 562,477,068 (100%) | 0 (0%) |
| | (ii) Mr. DONG Decai | 562,477,068 (100%) | 0 (0%) |
| | (iii) Miss HOU Zhuobing | 562,477,068 (100%) | 0 (0%) |
| | (iv) Mr. Gerard Joseph McMAHON | 562,209,068 (100%) | 0 (0%) |
| | (v) Mr. LI Kar Keung, Caspar | 562,477,068 (100%) | 0 (0%) |
| 3B. | To authorise the Board to fix the Directors' remuneration. | 562,477,068 (100%) | 0 (0%) |
| 4. | To re-appoint Auditors and authorise the Directors to fix their remuneration. | 562,477,068 (100%) | 0 (0%) |
| 5. | To grant a general mandate to the Directors to issue shares of the Company. | 558,752,468 (99.34%) | 3,724,600 (0.66%) |
| 6. | To grant a general mandate to the Directors to repurchase shares of the Company. | 562,477,068 (100%) | 0 (0%) |
| 7. | To extend the general mandate granted to the Directors to issue shares by adding the number of shares repurchased. | 558,753,068 (99.34%) | 3,724,000 (0.66%) |

may refer to the notice of AGM dated 30 April 2007 for details of the resolutions.

As at the date of the AGM, the number of issued shares of the Company was 903,583,285 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Share Registrar of the Company, acted as scrutineers for the poll at the AGM.

By order of the Board
**LIANG Jiang**
*Chairman*

Hong Kong, 7 June 2007

*As at the date of this announcement, the Board of Directors of the Company comprises three Executive Directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four Non-executive Directors, namely Mr. Zhao Leili, Mr. Luo Fanyu, Mr. Dong Decai and Miss Hou Zhuobing, and three Independent Non-executive Directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.*

*"Please also refer to the published version of this announcement in **The Standard**."*



# GUANGNAN (HOLDINGS) LIMITED

## 廣南(集團)有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

## DATE OF BOARD MEETING

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") hereby announces that a meeting of the Board will be held on Tuesday, 18 September 2007 at 29th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong at which the Board will, among other matters, approve the interim results of the Company and its subsidiaries for the six months ended 30 June 2007 and consider the payment of an interim dividend, if applicable.


For and on behalf of the Board
**Guangnan (Holdings) Limited**
**Liang Jiang**
*Chairman*


Hong Kong, 6 September 2007

*As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.*



# GUANGNAN (HOLDINGS) LIMITED

## 廣 南（集 團）有 限 公 司

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 1203)**

# ANNOUNCEMENT
# INTERIM RESULTS
# FOR THE SIX MONTHS ENDED 30 JUNE 2007
# AND INTERIM DIVIDEND FOR 2007

- Turnover of the Group for the six months ended 30 June 2007 was HK$688,733,000, representing an increase of HK$65,952,000 or 10.6% as compared to the corresponding period last year.

- Profit attributable to equity shareholders of the Company was HK$118,207,000, representing an increase of HK$59,583,000 or 101.6% as compared to the corresponding period last year. Disregarding factors such as net valuation gains on investment properties and non-operating income, profit from operations was HK$59,106,000, representing a 7.0% increase as compared with the corresponding period last year.

- Basic earnings per share is HK13.09 cents (six months ended 30 June 2006 : HK6.50 cents)

- The Board declares the payment of an interim dividend of HK2.0 cents per share (six months ended 30 June 2006 : HK1.5 cents)

The board of directors (the ''Board'') of Guangnan (Holdings) Limited (the 'Company''), is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the 'Group'') for the six months ended 30 June 2007 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG and the Company's audit committee.

Guangnan (Holdings) Limited
2007 Interim Results Announcement

# INTERIM RESULTS

## Consolidated income statement
## for the six months ended 30 June 2007 - unaudited
*(Expressed in Hong Kong dollars)*

| | Note | Six months ended 30 June 2007 $'000 | 2006 $'000 |
|---|---|---|---|
| **Turnover** | 2 | **688,733** | 622,781 |
| Cost of sales | | **(600,350)** | (541,695) |
| **Gross profit** | | **88,383** | 81,086 |
| Other revenue | 3 | **9,605** | 6,532 |
| Other net income | 4 | **3,366** | 8,585 |
| Distribution costs | | **(12,260)** | (10,913) |
| Administrative expenses | | **(24,418)** | (23,538) |
| Other operating expenses | | **(5,570)** | (6,500) |
| **Profit from operations** | | **59,106** | 55,252 |
| Non-operating income | 5 | **40,021** | - |
| Net valuation gains on investment properties | | **12,791** | 5,867 |
| Finance costs | 6(a) | **(4,097)** | (1,436) |
| Share of profits less losses of associates | | **13,463** | 11,762 |
| **Profit before taxation** | 6 | **121,284** | 71,445 |
| Income tax | 7 | **(3,400)** | (10,409) |
| **Profit for the period** | | **117,884** | 61,036 |
| | | | |
| **Attributable to:** | | | |
| Equity shareholders of the Company | | **118,207** | 58,624 |
| Minority interests | | **(323)** | 2,412 |
| **Profit for the period** | | **117,884** | 61,036 |
| | | | |
| **Earnings per share** | | | |
| - Basic | 8(a) | **13.09 cents** | 6.50 cents |
| - Diluted | 8(b) | **13.06 cents** | 6.50 cents |
| | | | |
| **Interim dividend per share** | 9 | **2.0 cents** | 1.5 cents |

Guangnan (Holdings) Limited
2007 Interim Results Announcement

# Consolidated balance sheet at 30 June 2007 - unaudited

*(Expressed in Hong Kong dollars)*

|  | Note | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | | | |
| - Investment properties | | 253,052 | 235,651 |
| - Other property, plant and equipment | | 689,300 | 512,275 |
| - Interest in leasehold land held for own use under operating leases | | 104,035 | 57,855 |
| | 10 | 1,046,387 | 805,781 |
| Interest in associates | | 184,521 | 182,434 |
| | | 1,230,908 | 988,215 |
| **Current assets** | | | |
| Trading securities | | 4,894 | 3,153 |
| Inventories | 11 | 195,898 | 115,478 |
| Trade and other receivables | 12 | 346,760 | 274,706 |
| Cash and cash equivalents | 13 | 166,895 | 157,737 |
| | | 714,447 | 551,074 |
| **Current liabilities** | | | |
| Bank loans secured by bills receivable | | 227,209 | 81,557 |
| Trade and other payables | 14 | 392,392 | 306,377 |
| Current taxation | | 18,996 | 18,757 |
| | | 638,597 | 406,691 |
| **Net current assets** | | 75,850 | 144,383 |
| **Total assets less current liabilities** | | 1,306,758 | 1,132,598 |
| **Non-current liability** | | | |
| Deferred tax liabilities | | 19,637 | 21,687 |
| **Net assets** | | 1,287,121 | 1,110,911 |
| **Capital and reserves** | | | |
| Share capital | | 451,952 | 450,792 |
| Reserves | | 754,893 | 622,477 |
| **Total equity attributable to equity shareholders of the Company** | | 1,206,845 | 1,073,269 |
| **Minority interests** | | 80,276 | 37,642 |
| **Total equity** | | 1,287,121 | 1,110,911 |

- 3 -

# Notes to the unaudited interim financial report
*(Expressed in Hong Kong dollars)*

## 1. Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial report is unaudited, but has been reviewed by the audit committee of the Company and by the auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA.

## 2. Segmental information

The Group's primary format for reporting segment information is business segments. Revenue from external customers (turnover) represents the sales value of goods supplied to customers and rental income. Analysis of the principal activities of the Group during the period is as follows:

-4-

## Business segments

| | Tinplating $'000 | Foodstuffs distribution and trading $'000 | Property leasing $'000 | Inter-segment elimination $'000 | Unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|
| Revenue from external customers | 619,034 | 56,390 | 13,309 | - | - | 688,733 |
| Inter-segment revenue | - | - | 119 | (119) | - | - |
| Other revenue from external customers | 7,439 | 625 | 38 | - | 4,869 | 12,971 |
| Total | 626,473 | 57,015 | 13,466 | (119) | 4,869 | 701,704 |
| Segment result | 44,865 | 11,491 | 9,060 | - | - | 65,416 |
| Unallocated operating income and expenses | | | | | | (6,310) |
| Profit from operations | | | | | | 59,106 |

For the period ended 30 June 2006

| | Tinplating $'000 | Foodstuffs distribution and trading $'000 | Property leasing $'000 | Inter-segment elimination $'000 | Unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|
| Revenue from external customers | 569,047 | 42,149 | 11,585 | - | - | 622,781 |
| Inter-segment revenue | 1,038 | 115 | 71 | (1,224) | - | - |
| Other revenue from external customers | - | - | - | - | 13,460 | 13,460 |
| Total | 570,085 | 42,264 | 11,656 | (1,224) | 13,460 | 636,241 |
| Segment result | 35,661 | 8,381 | 8,159 | - | - | 52,201 |
| Unallocated operating income and expenses | | | | | | 3,051 |
| Profit from operations | | | | | | 55,252 |

Note : The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gains or losses on investment properties are not included in profit from operations.

## 3. Other revenue

| | Six months ended 30 June | |
|---|---|---|
| | 2007 | 2006 |
| | $'000 | $'000 |
| Sales of scrap materials | 6,467 | 1,378 |
| Interest income | 1,485 | 1,657 |
| Management income | 199 | 207 |
| Dividends from listed securities | 118 | 118 |
| Subsidy received | 354 | 966 |
| Others | 982 | 2,206 |
| | 9,605 | 6,532 |

- 5 -

## 4. Other net income

|  | Six months ended 30 June | |
| --- | --- | --- |
|  | 2007 | 2006 |
|  | $'000 | $'000 |
| Net realised and unrealised gain on trading securities | 1,741 | - |
| Write-back of long-outstanding payables | - | 3,444 |
| Recovery of bad debts | - | 1,034 |
| Exchange gain | 1,625 | 4,109 |
| Others | - | (2) |
|  | 3,366 | 8,585 |

## 5. Non-operating income

|  | Six months ended 30 June | |
| --- | --- | --- |
|  | 2007 | 2006 |
|  | $'000 | $'000 |
| Gain on acquisition of minority interests in subsidiaries and dividend payable to the related minority shareholder | 40,021 | - |

During the period, the Group acquired from the minority shareholder the 5% equity interest and dividend payable in each of Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai") for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the difference between the consideration paid and the minority interests and dividend payable acquired. Both the Group and the minority shareholder are state-controlled entities.

## 6. Profit before taxation

Profit before taxation is arrived at after charging / (crediting):

|  | Note | Six months ended 30 June | |
| --- | --- | --- | --- |
|  |  | 2007 | 2006 |
|  |  | $'000 | $'000 |
| (a) Finance costs: |  |  |  |
| Interest on bank borrowings (discounted bills) |  | 4,097 | 1,436 |
| (b) Staff costs: |  |  |  |
| Net contributions paid to defined contribution plans |  | 2,174 | 1,123 |
| Salaries, wages and other benefits |  | 20,214 | 12,874 |
| Equity-settled share-based payment expenses |  | - | 4,866 |
|  |  | 22,388 | 18,863 |

- 6 -

| | | Six months ended 30 June | |
|---|---|---|---|
| | Note | 2007 $'000 | 2006 $'000 |
| (c) Other items: | | | |
| Amortisation of land lease premium | | 895 | 888 |
| Depreciation | (i) | 16,126 | 5,450 |
| Dividend income from trading securities | | (118) | (118) |
| Operating lease charges in respect of properties | | 448 | 473 |
| Share of associates' taxation | (ii) | 1,857 | 3,414 |
| Rentals receivable from investment properties less direct outgoings of $1,071,000 (30 June 2006: $748,000) | | (12,238) | (10,837) |

Notes:

(i) The increase in depreciation compared to the previous period is mainly due to the commencement of operation of the black-plate manufacturing plant.

(ii) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

7. **Income tax in the consolidated income statement**

Taxation in the consolidated income statement represents :

| | | Six months ended 30 June | |
|---|---|---|---|
| | Note | 2007 $'000 | 2006 $'000 |
| **Current tax – Provision for Hong Kong Profits tax** | | | |
| Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period | | 131 | 1,038 |
| **Current tax – PRC** | | | |
| Tax for the period | | 6,042 | 6,827 |
| **Deferred tax** | | | |
| Origination and reversal of temporary differences | | 2,584 | 2,544 |
| Effect of change in tax rate in the PRC | (ii) | (5,357) | - |
| | | (2,773) | 2,544 |
| | (i) | 3,400 | 10,409 |

Notes:

(i) Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(ii) This represents the financial effect of the change in tax rate on the deferred tax liabilities of the Group as a result of the Corporate Income Tax Law of the PRC passed on 16 March 2007.

-7-

## 8. Earnings per share

### (a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 (30 June 2006: $58,624,000) and the weighted average number of 903,335,329 (30 June 2006: 901,583,285) ordinary shares in issue during the period.

### (b) *Diluted earnings per share*

The calculation of diluted earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 (30 June 2006: $58,624,000) and the weighted average number of ordinary shares of 905,280,749 (30 June 2006: 901,725,417) after adjusting for the effects of all dilutive potential ordinary shares under the Company's share option schemes.

## 9. Dividends

### (a) *Dividends attributable to the period*

|  | Six months ended 30 June | |
|---|---|---|
|  | **2007** | 2006 |
|  | **$'000** | $'000 |
| Interim dividend declared and paid after the period of 2.0 cents per ordinary share (30 June 2006: 1.5 cents per ordinary share) | **18,078** | 13,524 |

The interim dividend has not been recognised as a liability at the balance sheet date.

### (b) *Dividends attributable to the previous financial year, approved and paid during the period*

|  | Six months ended 30 June | |
|---|---|---|
|  | **2007** | 2006 |
|  | **$'000** | $'000 |
| Final dividend in respect of the previous financial year, approved and paid during the period of 2.0 cents per ordinary share (30 June 2006: 1.5 cent per ordinary share) | **18,072** | 13,524 |

Guangnan (Holdings) Limited
2007 Interim Results Announcement

## 10. Fixed Assets

### (a) Acquisitions

During the six months ended 30 June 2007, the Group acquired items of property, plant and equipment with a total cost of $236,314,000 (30 June 2006: $155,672,000), of which $224,315,000 were acquired by a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). Zhongyue Posco, a foreign joint venture limited company, was incorporated on 16 February 2007 in accordance with the PRC law and is owned as to 66% by the Group and the remaining 34% by POSCO Co., Ltd. and POSCO-China Holding Corporation. It has a total registered capital of US$30,000,000 (equivalent to $234,000,000). Construction of the production facilities is in progress and the subsidiary will principally be engaged in the production and sale of tinplate products.

### (b) Valuation of investment properties

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2007 by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Members of Hong Kong Institute of Surveyors. Investment properties situated in mainland China carried at fair value were revalued by an independent firm of valuers in the PRC, 廣東財興資產評估土地房地產估價有限公司, on an open market value basis. Based on the valuation, a net gain of $12,791,000 (30 June 2006: $5,867,000), and deferred tax thereon of $2,640,000 (30 June 2006: $1,738,000), have been included in the consolidated income statement.

### (c) Leases

The Group leases out investment properties under operating leases. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group held for use in operating leases was $253,052,000 (31 December 2006: $235,651,000).

## 11. Inventories

Inventories in the consolidated balance sheet comprise:

|  | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Raw materials, spare parts and consumables | 96,224 | 65,948 |
| Work in progress | 23,904 | - |
| Finished goods | 75,770 | 49,530 |
|  | 195,898 | 115,478 |

-9-

## 12. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

|  | At<br>30 June<br>2007<br>$'000 | At<br>31 December<br>2006<br>$'000 |
|---|---|---|
| Within 1 month | 108,985 | 149,105 |
| 1 to 3 months | 145,690 | 92,386 |
| More than 3 months but less than 1 year | 48,741 | 6,779 |
| More than 1 year but less than 2 years | 129 | - |
|  | 303,545 | 248,270 |

The Group grants credit periods ranging from advance payment to not more than 180 days (31 December 2006: 180 days).

## 13. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

|  | At<br>30 June<br>2007<br>$'000 | At<br>31 December<br>2006<br>$'000 |
|---|---|---|
| Deposits with banks | 97,149 | 37,477 |
| Cash at bank and in hand | 69,746 | 120,260 |
|  | 166,895 | 157,737 |

Included in cash and cash equivalents is a balance of RMB102,368,000 (31 December 2006: RMB44,410,000).

## 14. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

|  | At<br>30 June<br>2007<br>$'000 | At<br>31 December<br>2006<br>$'000 |
|---|---|---|
| Due within 1 month or on demand | 148,587 | 103,837 |

Guangnan (Holdings) Limited
2007 Interim Results Announcement

## 15. Commitments

(a) *Capital commitments outstanding at 30 June 2007 not provided for in the interim financial report were as follows:*

|  | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Contracted for | 94,721 | 3,463 |
| Authorised but not contracted for | 71,610 | 9,748 |
|  | 166,331 | 13,211 |

(b) *At 30 June 2007, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:*

|  | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Within 1 year | 332 | 637 |
| After 1 year but within 5 years | 125 | 145 |
|  | 457 | 782 |

(c) At 30 June 2007, the Company is committed to provide finance of $6,489,000 (31 December 2006: $6,489,000) to an associate of the Group.

## RESULTS

For the first half of 2007, the Group's unaudited consolidated profit attributable to equity shareholders of the Company was HK$118,207,000, representing an increase of 101.6%, compared with HK$58,624,000 of the corresponding period last year. Basic earnings per share was HK13.09 cents, an increase of 101.4% from HK6.50 cents of the corresponding period last year.

## INTERIM DIVIDEND

The Board declares the payment of an interim dividend for the six months ended 30 June 2007 of HK2.0 cents per share (six months ended 30 June 2006: HK1.5 cents per share).

## BUSINESS REVIEW

During the period under review, consolidated turnover was HK$688,733,000, representing an increase of HK$65,952,000, or 10.6%, from HK$622,781,000 of the corresponding period last year. Such increase was mainly attributable to the growth in the tinplating business. In the first half of the year, apart from actively tapping into the current production potential of tinplating to satisfy market needs, the Group also shifted more focus on its black-plate manufacturing plant and Qinhuangdao tinplating plant projects, For the black-plate manufacturing plant project, we strived to achieve the planned production capacity during the year on the basis of steady improvement in product quality; for the Qinhuangdao tinplating plant project, we strived to fulfill its strategy of "formulate, design, construct, install and commence production all in one year". Both projects are targeted at obtaining expected results next year.

### Tinplating

During the first half of 2007, the tinplate production and sales volume of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate"), a subsidiary of the Group, were 87,485 tonnes and 88,774 tonnes, an increase of 4.8% and 0.1% respectively when compared with the corresponding period last year. Turnover was HK$619,034,000, representing an increase of 8.8% comparing to the same period last year. Operating profit was HK$44,865,000, an increase of HK$9,204,000, or 25.8% comparing to the same period last year. The tinplating business made the greatest profit contribution to the Group, with its turnover and operating profit accounting for 89.9% and 75.9% of the Group's turnover and operating profit respectively.

At the beginning of the year, the Group completed the acquisition of 5% interests in Zhongyue Tinplate from the PRC minority shareholder. Zhongyue Tinplate is now a wholly-owned subsidiary of the Group. There is ample room for further development and operations for Zhongyue Tinplate in the future.

The Group established a joint-venture, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd ("Zhongyue Posco"), with POSCO Co. Ltd. ("POSCO"), a steel enterprise with the fifth largest global steel output, on 16 February this year. The Group holds 66% interests of the new company while the remaining 34% is held by POSCO. The planned production capacity of tinplates is 250,000 tonnes per annum; construction for the project has been progressing well and is expected to commence production by the end of the year.

The black-plate manufacturing plant located in Zhongshan commenced production in the end of March this year, with the concerted efforts of our technical staff and production staff, gradually enhancing both quality and quantity of the products, providing favourable conditions to lower product costs and enter the diversified tinplating market comprehensively.

## Property Leasing

The Group's leasing properties include the plant and staff dormitory of Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai"), and the office building in Hong Kong. In the first half of 2007, the total turnover of leasing properties of the Group was HK$13,309,000, an increase of 14.9% compared with the same period last year. Profit from operations of leasing properties was HK$9,060,000, representing an increase of 11.0% as compared with the same period last year.

At the beginning of the year, the Group completed the acquisition of 5% interests in Shanhai from the PRC minority shareholder. Shanhai is now a wholly-owned subsidiary of the Group.

## Foodstuffs Distribution and Trading

During the first half of 2007, turnover of the foodstuffs distribution and trading business amounted to HK$56,390,000, representing an increase of HK$14,241,000 or 33.8% as compared with the same period last year, which was attributable to the fact that impact of bird flu no longer exists and the increase in provisional quotas of livestock distribution. For the first six months of this year, the foodstuffs distribution and trading business realised an operating profit of HK$11,491,000, an increase of HK$3,110,000 or 37.1% from the same period last year.

On 20 July 2007, the government of HKSAR announced that it has reached agreement with the Ministry of Commerce of the PRC, pursuant to which the government of HKSAR has agreed to admit Guangnan Hong Company Limited as the second Hong Kong-based distributor to import live pigs from the Mainland China. The Group is currently undergoing negotiations with governmental authorities of Hong Kong and China and related parties, so as to roll out the related new business as soon as possible.

## Associates

During the first half of 2007, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a major associate of the Group, recorded a sales volume of 188,987 tonnes of corn starch, its major products, representing a decrease of 6.5% as compared with the same period last year. Turnover of Yellow Dragon amounted to HK$604,077,000, a growth of 12.6% as compared with the same period last year while profit attributable to shareholders amounted to HK$34,040,000, an increase of HK$4,092,000 or 13.7%.

The Group owns 40% interest in Yellow Dragon and received a total dividend payment (in respect of the financial year 2006) of RMB16,793,000 (equivalent to HK$17,054,000) in the first half of 2007.

- 13 -

# FINANCIAL POSITION

As at 30 June 2007, the Group's total assets amounted to HK$1,945,355,000, and total liabilities stood at HK$658,234,000, representing an increase of HK$406,066,000 and HK$229,856,000 respectively compared with the positions at the end of last year. Net current assets decreased from HK$144,383,000 at the end of last year to HK$75,850,000, and current ratio (current assets divided by current liabilities) decreased from 1.36 as at the end of last year to 1.12. The Group maintains a healthy financial position.

## Liquidity and Financial Resources

As at 30 June 2007, the Group's cash and cash equivalent balances amounted to HK$166,895,000, representing an increase of 5.8% from the end of last year, of which an amount equivalent to HK$105,061,000 was denominated in Renminbi and the remaining amounts were denominated in Hong Kong dollars and US dollars.

As at 30 June 2007, the Group's interest-bearing borrowings amounted to HK$227,209,000. Accordingly, the Group's gearing ratio, measured by the Group's total interest-bearing borrowings over shareholders' fund, was 18.8%. The Group's interest-bearing borrowings will be repaid at maturity with proceeds from bills discounted to the banks, and carry interests at annual rates (or discounted rates) ranging from 2.97% to 4.5%.

As at 30 June 2007, the Group's total available banking facilities amounted to HK$257,400,000, HK$182,491,000 of which was issued with letters of credit, and HK$74,909,000 was unutilised banking facilities while discounting bills as mentioned above did not use up any banking facilities. With its cash and cash equivalents on hand, the recurring cash flows from its operations and banking facilities, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its businesses in the foreseeable future.

## Litigation

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29 December 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,940,000). According to information currently available, the Group is of the view that no provision is required to be made for this claim.

## Exchange Rate Exposure

The Group's assets, liabilities and transactions are primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the period, the Group was not exposed to significant exchange risk. Foreign exchange gain for the period was HK$1,625,000.

Guangnan (Holdings) Limited
2007 Interim Results Announcement

# EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2007, the Group had a total of 804 full-time employees, increased by 81 compared with that as of the end of 2006. Among them, 21 were based in Hong Kong and 783 were based in the Mainland China. Staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2007, the Group continued to implement control on the headcount, organization structure and payroll of each subsidiary, and the management continued to implement effective performance bonus incentive scheme. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operation and profit after taxation. In addition, bonus will be distributed to the management, key personnel and outstanding staff according to the assessment results of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Company has also adopted a share option scheme to reward, attract, retain and motivate excellent and talented participants for their contributions to the Group.

## PROSPECTS

Adjustments in the global industry and growth in domestic demand are introducing new business opportunities to the tinplating business in the Mainland China. The Group will aggressively capture such a rare chance to fully leverage on the favourable conditions brought about by the gradual completion of the integration of black-plate manufacturing plant and the commencement of production of the Qinhuangdao tinplating plant. We target to complete the strategic deployment of these two major tinplating production bases in the north and south respectively as soon as possible, so as to achieve an annual production capacity of 500,000 tonnes in the shortest time possible, and to optimize its tinplating product structure and upgrade its product quality. These measures are aimed at satisfying the increasing demand in the diversified tinplating product market, to fully prepare itself in anticipation of the Beijing Olympic Games in 2008.

---

## CORPORATE GOVERNANCE AND OTHER INFORMATION

### Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") throughout the six months ended 30 June 2007, with the exception that certain non-executive directors are not appointed for specific terms as non-executive directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

### Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2007.

## Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2007.

## Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the chairman of the Board, Mr. Liang Jiang, executive director and general manager, Mr. Tan Yunbiao, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss of offices.

During the six months ended 30 June 2007, a meeting was held by the Compensation Committee to explore into relevant issues.

## Nomination Committee

The Company established a nomination committee ("Nomination Committee") in June 2005. The Nomination Committee comprises the chairman of the Board, Mr. Liang Jiang who is also chairman of the Nomination Committee, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board member and making recommendation on appointment and reappointment of directors.

During the six months ended 30 June 2007, a meeting was held by the Nomination Committee to explore into relevant issues.

## Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2007. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

## Purchase, Sale and Redemption of Listed Securities

During the six months ended 30 June 2007, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange.

The Board has resolved to declare the payment of an interim dividend of HK2.0 cents per share (six months ended 30 June 2006 : HK1.5 cents per share) for the six months ended 30 June 2007. The interim dividend will be paid on 31 October 2007 to the shareholders whose names appear on the Register of Members on 17 October 2007.

## Closure of Register of Members

The Register of Members will be closed on 16 October 2007 and 17 October 2007, during these two days no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 October 2007.

## Publication of Interim Results and Interim Report

This interim results announcement is published on the websites of the Company (www.gdguangnan.com) and Hong Kong Exchanges and Clearing Limited (www.hkex.com.hk). The interim report of the Company for 2007 containing all the information required under the Listing Rules will be dispatched to shareholders and made available on the above websites in due course.

By order of the Board
**Liang Jiang**
*Chairman*

Hong Kong, 18 September 2007

*As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.*

- 17 -



# GUANGNAN (HOLDINGS) LIMITED

## 廣南（集團）有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

# CLOSURE OF REGISTER OF MEMBERS

This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Reference is also made to the announcement of interim results for the six months ended 30 June 2007 and interim dividend for 2007 of Guangnan (Holdings) Limited (the "Company") made on 18 September 2007.

Notice is hereby given that the register of members of the Company will be closed on 16 October 2007 and 17 October 2007. During these two days, no transfer of shares will be registered. In order to qualify for the 2007 interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712-1716, 17$^{th}$ Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 October 2007. The interim dividend will be paid on 31 October 2007 to the shareholders whose names appear on the register of members of the Company on 17 October 2007.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of the Company at www.gdguangnan.com.

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 18 September 2007

*As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu, Mr. Dong Decai and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.*

*"Please also refer to the published version of this announcement in the Standard."*

表格 3 A

# 董事／最高行政人員通知 － 上市法團股份權益
## 依據《證券及期貨條例》（第571章）第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得上市身為或作為董事的上市法團的股份的權益或淡倉；
(ii) 其在該等股份的權益的性質有出現變動；及
(iii) 不再持有該等股份的權益或淡倉（只限閱讀方格1至16及24）。

**本表格必須根據表格3A註釋內的指令及指示填寫。**

| 1. 上市法團的名稱 |
|---|
| 廣南(集團)有限公司 |

| 2. 股份編號 | 1203 |
|---|---|
| 3. 股份類別 | 普通股 |

| 4. 該類別的已發行股份的數目 |
|---|
| 903,583,285 |

| 5. 列印在香港身分證／護照上的董事的姓名(英文) | |
|---|---|
| LIANG | JIANG |
| （姓氏） | （其他名字） |

| 6. 香港身分證／護照號碼 | 要發護照國家 |
|---|---|
| P797058(0) | - |

| 7. 董事的地址 |
|---|
| 香港皇后大道東24-32號金鐘匯中心22樓 |

| 8. 董事的姓名（中文） |
|---|
| 梁江 |

| 9. 中文電碼 |
|---|
| 27333068 |

| 10. 日間聯絡電話號碼 |
|---|
| 28604436 |

| 11. 電郵地址 |
|---|
| |

| 12. 有關事件的日期 | | |
|---|---|---|
| 14 | 06 | 2007 |
| （日） | （月） | （年） |

| 13. 董事知悉有關事件／股份的權益的日期（如在有關事件的日期之後） | | |
|---|---|---|
| | | |
| （日） | （月） | （年） |

1

# 14. 有關事件的詳情

| | 切合有關情況的有關事件代號 (見表1) | 切合以前/現時持有股份的身分的代號（見表2） | | 買入/賣出或涉及的股份數目 | 交易的貨幣 | 場內 | | 場外 | 代價代號 (見表3) |
|---|---|---|---|---|---|---|---|---|---|
| | | 有關事件之前 | 有關事件之後 | | | 每股的最高價 | 每股的平均價 | 每股的平均代價 | |
| 好倉 | 122 | 201 | -請選擇- | 100,000 | HKD | 2.310 | 2.310 | | -請選擇- |
| 淡倉 | -請選擇- | -請選擇- | -請選擇- | | | | | | |

# 15. 緊接在有關事件之前的上市法團的股份總數

| | 股份總數 | 百分率數字(%) |
|---|---|---|
| 好倉 | 4,230,000 | 0.47 |
| 淡倉 | | |

# 16. 緊接在有關事件之後的上市法團的股份總數

| | 股份總數 | 百分率數字(%) |
|---|---|---|
| 好倉 | 4,130,000 | 0.46 |
| 淡倉 | | |

# 17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

| 切合身分的代號 (見表2) | 股份數目 | |
|---|---|---|
| | 好倉 | 淡倉 |
| -請選擇- | | |
| -請選擇- | | |
| -請選擇- | | |
| -請選擇- | | |
| -請選擇- | | |

# 18. 有關對上市法團所持有的衍生權益的進一步資料

| | 切合對上市法團所持有的衍生工具的代號 (見表4) | 行使期限 (dd/mm/yyyy) | | 代價 – 如衍生權益由上市法團授予 | | | 股份數目 |
|---|---|---|---|---|---|---|---|
| | | 開始 | 結束 | 授權價格 | 行使價格 | 註銷價格 | |
| 好倉 | -請選擇- | | | | | | |
| | -請選擇- | | | | | | |
| | -請選擇- | | | | | | |
| | -請選擇- | | | | | | |
| 淡倉 | -請選擇- | | | | | | |
| | -請選擇- | | | | | | |
| | -請選擇- | | | | | | |
| | -請選擇- | | | | | | |

2

**19. 有關未滿18歲的子女及／或配偶的權益的進一步資料**

| 子女／配偶的姓名 | 地址 | 股份數目 | |
| --- | --- | --- | --- |
| | | 好倉 | 淡倉 |
| | | | |
| | | | |

**20. 有關由董事所控制的法團的權益的進一步資料**

| 法團的名稱 | 地址及註冊成立地點 | 控權股東的姓名或名稱 | 控制百分率% | 直接權益(Y/N) | 股份數目 | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | | 好倉 | 淡倉 |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. 有關由董事與另一人共同持有的權益的進一步資料**

| 聯合股東的姓名或名稱 | 地址 | 股份數目 | |
|---|---|---|---|
| | | 好倉 | 淡倉 |
| | | | |
| | | | |

**22. 來自身為董事的受託人、信託受益人、或酌情權信託的成立人的進一步資料**

| 信託的名稱 | 地址 | 身分代號<br>(見表5) | 股份數目 | |
|---|---|---|---|---|
| | | | 好倉 | 淡倉 |
| | | - 請選擇 - ▾ | | |
| | | - 請選擇 - ▾ | | |
| | | - 請選擇 - ▾ | | |

**23. 來自第317條所指的協議的一方的進一步資料 （關於所關的進一步資料，請參閱註釋）**

| 其他方的姓名或名稱 | 地址 | 股份數目 |
|---|---|---|
| | | |
| | | |
| | | |

根據第317或318條，大股東持有權益的股份總數

**24. 將本表格3A送交存檔的日期**

| 15 | 06 | 2007 |
|---|---|---|
| （日） | （月） | （年） |

表格3A.

25. 連續頁的頁數　0

26. 附頁的張數　0

4

表格3A

董事／最高行政人員通知 - 上市法團股份權益
依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次員報或就以下事項作出通知的董事或最高行政人員 ("董事") 使用：
(i) 取得其身為董事的上市法團的股份的權益或淡倉；
(ii) 其在該等股份的權益的性質出現變動；及
(iii) 不再持有該等股份的權益或淡倉 (只那填寫方格1至16及24)。

本表格必須根據填表格3A註釋內的指令及指示填寫。

**1. 上市法團的名稱**

廣南(集團)有限公司

| 2. 股份編號 | 1203 | 4. 該類別的已發行股份的數目 | 903,903,285 |
|---|---|---|---|
| 3. 股份類別 | 普通股 | | |

**5. 列印在香港身分證／護照上的董事的姓名(英文)**

| LIANG (姓氏) | JIANG (其他名字) | 8. 董事的姓名 (中文) | 梁江 |
|---|---|---|---|
| 6. 香港身分證／護照號碼 P797058(0) | 簽發護照國家 - | 9. 中文電碼 | 27333068 |
| 7. 董事的地址 香港皇后大道東24-32號金鐘匯中心22樓 | | 10. 日間聯絡電話號碼 | 28604436 |
| | | 11. 電郵地址 | |

**12. 有關事件的日期**

| 21 | 06 | 2007 |
|---|---|---|
| (日) | (月) | (年) |

**13. 董事知悉有關事件／股份權益的日期 (如在有關事件的日期之後)**

| | | |
|---|---|---|
| (日) | (月) | (年) |

1

14. 有關事件的詳情

| | 切合有關情況的有關事件代號 (見表1) | 切合以前/現時持有股份的身分的代號（見表2） | | 買/賣或涉及的股份數目 | 交易的貨幣 | 場內 | | 場外 | |
|---|---|---|---|---|---|---|---|---|---|
| | | 有關事件之前 | 有關事件之後 | | | 每股的最高價 | 每股的平均價 | 每股的平均代價 | 代價代號（見表3） |
| 好倉 | 122 - 請選擇 - | 201 - 請選擇 - | - 請選擇 - | 130,000 | HKD | 2.260 | 2.259 | | 0.44 - 請選擇 - |
| 淡倉 | - 請選擇 - | - 請選擇 - | - 請選擇 - | | | | | | |

15. 緊接在有關事件之前的上市法團的股份總數

| | 股份總數 | 百分率數字(%) |
|---|---|---|
| 好倉 | 4,130,000 | 0.46 |
| 淡倉 | | |

16. 緊接在有關事件之後的上市法團的股份總數

| | 股份總數 | 百分率數字(%) |
|---|---|---|
| 好倉 | 4,000,000 | 0.44 |
| 淡倉 | | |

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

| 切合身分的代號（見表2） | 股份數目 | |
|---|---|---|
| | 好倉 | 淡倉 |
| - 請選擇 - | | |
| - 請選擇 - | | |
| - 請選擇 - | | |
| - 請選擇 - | | |
| - 請選擇 - | | |
| - 請選擇 - | | |

18. 有關對上市法團所持有的衍生權益的進一步資料

| | 切合衍生工具的代號（見表4） | 行使期限 (dd/mm/yyyy) | | 代價 - 如衍生權益由上市法團授予 | | | 股份數目 |
|---|---|---|---|---|---|---|---|
| | | 開始 | 結束 | 授權價格 | 行使價格 | 轉讓價格 | |
| 好倉 | - 請選擇 - | | | | | | |
| | - 請選擇 - | | | | | | |
| | - 請選擇 - | | | | | | |
| | - 請選擇 - | | | | | | |
| 淡倉 | - 請選擇 - | | | | | | |
| | - 請選擇 - | | | | | | |
| | - 請選擇 - | | | | | | |
| | - 請選擇 - | | | | | | |

2

## 19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

| 子女／配偶的姓名 | 地址 | 股份數目 | |
|---|---|---|---|
| | | 好倉 | 淡倉 |
| | | | |
| | | | |

## 20. 有關由董事所控制的法團的權益的進一步資料

| 法團的名稱 | 地址及註冊成立地點 | 控制百分率% | 直接權益(Y/N) | 股份數目 | |
|---|---|---|---|---|---|
| | | | | 好倉 | 淡倉 |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |

3

**21. 有關由董事與另一人共同持有的權益的進一步資料**

| 聯合股東的姓名或名稱 | 地址 | 股份數目 | |
| --- | --- | --- | --- |
| | | 好倉 | 淡倉 |
| | | | |
| | | | |

**22. 來自身為董事的受託人、信託受益人、或酌情信託的成立人的進一步資料**

| 信託的名稱 | 地址 | 身分代號<br>（見表5） | 股份數目 | |
| --- | --- | --- | --- | --- |
| | | | 好倉 | 淡倉 |
| | | -請選擇- | | |
| | | -請選擇- | | |
| | | -請選擇- | | |

**23. 來自第317條所指的協議的一方的進一步資料 （關於所屬的進一步資料，請參閱註釋）**

| 其他方的姓名或名稱 | 地址 | 股份數目 |
| --- | --- | --- |
| | | |
| | | |

根據第317或318條，大股東持有權益的股份總數

**24. 將本表格3A送交存檔的日期**

| 25 | 06 | 2007 |
| --- | --- | --- |
| （日） | （月） | （年） |

25. 連續頁的股數　[0]

26. 附頁的股數　[0]

表格3A.

4

表格3 A

董事／最高行政人員通知 － 上市法團股份權益

依據《證券及期貨條例》（第571章）第XV部第347條作出通知

本表格供作出首次只須就或就以下事項作出通知的權益披露及最高行政人員（"董事"）使用：

(i) 取得其本身作為董事的上市法關的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質有出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只涉及如屬方格1至16及24）。

本表格必須跟隨表格3A 註釋內的指令及指示填寫。

## 1. 上市法團的名稱

廣南（集團）有限公司

| 2. 股份編號 | 1203 | | 4. 該類別的已發行股份的數目 | 903,903,285 |
|---|---|---|---|---|
| 3. 股份類別 | 普通股 | | | |

## 5. 列印在香港身分證／護照上的董事的姓名(英文)

| LIANG | | JIANG | | |
|---|---|---|---|---|
| （姓氏） | | | （其他名字） | |

| | | 8. 董事的姓名（中文） | |
|---|---|---|---|
| | | 梁江 | |

| 6. 香港身分證／護照號碼 | | 簽發護照國家 | 9. 中文電碼 | 27333068 |
|---|---|---|---|---|
| P797058(0) | | - | | |

| 7. 董事的地址 | | 10. 日間聯絡電話號碼 | 28604436 |
|---|---|---|---|
| 香港皇后大道東24-32號金鐘匯中心22樓 | | 11. 電郵地址 | |

## 12. 有關事件的日期

| 03 | 07 | 2007 |
|---|---|---|
| （日） | （月） | （年） |

## 13. 董事知悉有關事件／股份權益的日期
（如在有關事件的日期之後）

| | | |
|---|---|---|
| （日） | （月） | （年） |

1

## 14. 有關事件的詳情

| | 切合有關情況的有關事件代號 (見表1) | 切合以前/現時持有股份的身分的代號 (見表2) | | 買/賣或涉及的股份數目 | 交易的貨幣 | 場內 | | 場外 | |
|---|---|---|---|---|---|---|---|---|---|
| | | 有關事件之前 | 有關事件之後 | | | 每股的最高價 | 每股的平均價 | 每股的平均代價 | 代價代號 (見表3) |
| 好倉 | 122 | 201 | -請選擇- | 2,000,000 | HKD | | | 2.250 | 301 |
| 淡倉 | -請選擇- | -請選擇- | -請選擇- | | | | | | |

## 15. 緊接在有關事件之前的上市法團的股份總數

| | 股份總數 | 百分率數字(%) |
|---|---|---|
| 好倉 | 4,000,000 | 0.44 |
| 淡倉 | | |

## 16. 緊接在有關事件之後的上市法團的股份總數

| | 股份總數 | 百分率數字(%) |
|---|---|---|
| 好倉 | 2,000,000 | 0.22 |
| 淡倉 | | |

## 17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

| 切合身分的代號 (見表2) | 股份數目 | |
|---|---|---|
| | 好倉 | 淡倉 |
| -請選擇- | | |
| -請選擇- | | |
| -請選擇- | | |
| -請選擇- | | |
| -請選擇- | | |

## 18. 有關對上市法團所持有的衍生權益的進一步資料

| | 切合衍生工具的代號 (見表4) | 股份數目 | 轉換價格 | 行使期限 (dd/mm/yyyy) | | 代價 – 如衍生權益由上市法團授予 | | | 股份數目 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | 開始 | 結束 | 授出價格 | 行使價格 | | |
| 好倉 | -請選擇- | | | | | | | | |
| | -請選擇- | | | | | | | | |
| | -請選擇- | | | | | | | | |
| | -請選擇- | | | | | | | | |
| 淡倉 | -請選擇- | | | | | | | | |
| | -請選擇- | | | | | | | | |
| | -請選擇- | | | | | | | | |
| | -請選擇- | | | | | | | | |

2

**19. 有關未滿18歲的子女及／或配偶的權益的進一步資料**

| 子女／配偶的姓名 | 地址 | 股份數目 | |
|---|---|---|---|
| | | 好倉 | 淡倉 |
| | | | |
| | | | |
| | | | |

**20. 有關由董事所控制的法團的權益的進一步資料**

| 法團的名稱 | 地址及註冊成立地點 | 控權股東的姓名或名稱 | 控制百分率% | 直接權益(Y/N) | 股份數目 | |
|---|---|---|---|---|---|---|
| | | | | | 好倉 | 淡倉 |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

3

## 21. 有關由董事與另一人共同持有的權益的進一步資料

| 聯合股東的姓名或名稱 | 地址 | 股份數目 | |
|---|---|---|---|
| | | 好倉 | 淡倉 |
| | | | |
| | | | |

## 22. 來自身為董事的受託人、信託受益人、或訂立信託的成立人的進一步資料

| 信託的名稱 | 地址 | 身分代號<br>(見表5) | 股份數目 | |
|---|---|---|---|---|
| | | | 好倉 | 淡倉 |
| | | - 請選擇 - ▼ | | |
| | | - 請選擇 - ▼ | | |
| | | - 請選擇 - ▼ | | |

## 23. 來自第317條所指的協議的一方的進一步資料 （關於所需的進一步資料，請參閱註釋）

| 其他方的姓名或名稱 | 地址 | 股份數目 |
|---|---|---|
| | | |
| | | |
| | | |

根據第317或318條，大股東持有權益的股份的總數

## 24. 將本表格3A送交存檔的日期

| 04 | 07 | 2007 |
|---|---|---|
| （日） | （月） | （年） |

25. 連續頁的頁數　　0

26. 附頁的張數　　0

表格3A.

4

**FORM 3 A**

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

*This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.*

| 1. Name of listed corporation |
|---|
| Guangnan (Holdings) Limited |

| 2. Stock code | 1203 |
|---|---|

| 3. Class of shares | Ordinary |
|---|---|

| 4. Number of issued shares in class |
|---|
| 903,583,285 |

| 5. Name of Director (English) as printed on HKID/Passport | |
|---|---|
| MCMAHON | GERARD JOSEPH |
| (Surname) | (Other names) |

| 6. HKID/Passport No. | Country of issue of Passport |
|---|---|
| XD291901(5) | - |

| 7. Address of Director |
|---|
| APARTMENT 2, BLOCK C, 7/F., 37 PATERSON STREET, CAUSEWAY BAY, HONG KONG. |

| 8. Name of Director (Chinese) |
|---|
| N/A |

| 9. Chinese Character Code |
|---|
| N/A |

| 10. Daytime tel. No. |
|---|
| (852)90925558 |

| 11. e-mail address |
|---|

## 12. Date of relevant event

| 02 | 05 | 2007 |
|---|---|---|
| (day) | (month) | (year) |

## 13. Date when director became aware of the relevant event/ interest in the shares (if later)

| | | |
|---|---|---|
| (day) | (month) | (year) |

## 14. Details of relevant event

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 121 | - Select - | 201 | 100,000 | HKD | 1.740 | 1.730 | 0.000 | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

## 15. Total shares in listed corporation immediately before the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 200,000 | 0.02 |
| Short position | | |

## 16. Total shares in listed corporation immediately after the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 300,000 | 0.03 |
| Short position | | |

## 17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

## 18. Further information in respect of derivative interests in listed corporation

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by listed corporation | | | Number of shares |
|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Exercise price | Price on assignment | |
| Long position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| Short position(s) | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |
| | - Select - | | | | | | |

2

**19. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |
| | | | |

**20. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | Name of controlling shareholder | % control | Direct interest (Y/N) | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**21. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | Number of shares | |
|---|---|---|---|
| | | Long position | Short position |
| | | | |

3

**22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - ▸ | | |
| | | - Select - ▸ | | |
| | | - Select - ▸ | | |

**23. Further information from a party to an agreement under Section 317** ( Please see Notes for further information required)

| Names of other parties | Address | Number of shares |
|---|---|---|
| | | |
| | | |
| | | |

Total number of shares in which substantial shareholder is interested under section 317 and 318

**24. Date of filing this Form 3A**

| 02 | 05 | 2007 |
|---|---|---|
| (day) | (month) | (year) |

Form 3A.

**25. Number of continuation sheets**   [ 0 ]

**26. Number of attachments**   [ 0 ]

4

表格 3 B

董事／最高行政人員通知－相聯法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下兩項作出通知的董事或最高行政人員（"董事"）使用：
- (i) 取得上市股份或成為上市法團的相聯法團的股份的權益或淡倉；
- (ii) 其在該等股份的的權益的性質出現變動；及
- (iii) 不再好行該等股份的的權益或淡倉（只限減持方格1至22及29）。

**本表格必須按照表格 3 B 註釋內的指令及指示填寫。**

| 1. 上市法團的名稱 | 2. 股份編號 |
|---|---|
| 廣南（集團）有限公司 | 1203 |

| 3. 上市法團的相聯法團的名稱 | 7. 該類別的已發行股份的數目 |
|---|---|
| 金威啤酒集團有限公司 | 1,706,672,000 |
| 4. 註冊辦事處 | 8. 商業登記號碼 |
| CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA | 21040740-000 |
| 5. 主要營業地點 | 9. 註冊地點 |
| 香港 | 百慕達 |
| | 註冊證書號碼 |
| | EC23108 |
| 6. 持有權益的股份的類別 | 10. 在哪一家交易所上市 |
| 普通股 | 香港聯合交易所有限公司 |

| 11. 列印在香港身分證／護照上的董事的姓名(英文) | | 14. 董事的姓名（中文） |
|---|---|---|
| LUO | FANYU | 羅番郁 |
| （姓氏） | （其他名字） | |
| 12. 香港身分證／護照號碼 | 簽發護照國家 | 15. 中文電碼 |
| K589564(2) | | 50125036735 |
| 13. 董事的地址 | | 16. 日間聯絡電話號碼 |
| 香港干諾道中148號粵海投資大廈29樓 | | 2852910 |
| | | 17. 電郵地址 |

**18. 有關事件的日期**

| （日） | （月） | （年） |
|---|---|---|
| 29 | 06 | 2007 |

**19. 董事知悉有關事件／股份權益的日期（如在有關事件的日期之後）**

| （日） | （月） | （年） |
|---|---|---|
|  |  |  |

**20. 有關事件的詳情**

| | 切合有關情況的有關事件代號（見表1） | 切合以前／現時持有股份的身分的代號（見表2） | | 買／賣或涉及的股份數目 | 交易的貨幣 |
|---|---|---|---|---|---|
| | | 有關事件之前 | 有關事件之後 | | |
| 好倉 | 141 | -請選擇- | 201 | 16,444 | HKD |
| 淡倉 | -請選擇- | -請選擇- | -請選擇- | | |

| | 場內 | | 場外 | |
|---|---|---|---|---|
| | 每股的最高價 | 每股的平均價 | 每股的平均代價 | 代號（見表3） |
| | | | 2.420 | 301 |

**21. 緊接有關事件之前的相聯法團的股份總數**

| | 股份總數 | 百分率數字（%） |
|---|---|---|
| 好倉 | 70,000 | 0.00 |
| 淡倉 | | |

**22. 緊接有關事件之後的相聯法團的股份總數**

| | 股份總數 | 百分率數字（%） |
|---|---|---|
| 好倉 | 86,444 | 0.01 |
| 淡倉 | | |

**23. 以何種身分持有方格22所披露的權益（只需在作出首次具報時填寫）**

| 切合身分的代號（見表2） | 股份數目 | |
|---|---|---|
| | 好倉 | 淡倉 |
| -請選擇- | | |
| -請選擇- | | |
| -請選擇- | | |
| -請選擇- | | |
| -請選擇- | | |

**24. 有關對相聯法團所持有的衍生權益的進一步資料**

| 切合衍生權益的代號 (見表4) | 行使期限 (dd/mm/yyyy) | | 代價 - 如衍生權益由相聯法團授予 | | | | | | 股份數目 |
| | 開始 | 結束 | 授予價格 | | 行使價格 | | 轉讓價格 | | |
| | | | 貨幣 | 授予價格 | 貨幣 | 行使價格 | 貨幣 | 轉讓價格 | |
| **好倉** | | | | | | | | | |
| - 請選擇 - ▾ | | | HKD ▾ | | HKD ▾ | | HKD ▾ | | |
| - 請選擇 - ▾ | | | HKD ▾ | | HKD ▾ | | HKD ▾ | | |
| - 請選擇 - ▾ | | | HKD ▾ | | HKD ▾ | | HKD ▾ | | |
| - 請選擇 - ▾ | | | HKD ▾ | | HKD ▾ | | HKD ▾ | | |
| **淡倉** | | | | | | | | | |
| - 請選擇 - ▾ | | | HKD ▾ | | HKD ▾ | | HKD ▾ | | |
| - 請選擇 - ▾ | | | HKD ▾ | | HKD ▾ | | HKD ▾ | | |
| - 請選擇 - ▾ | | | HKD ▾ | | HKD ▾ | | HKD ▾ | | |
| - 請選擇 - ▾ | | | HKD ▾ | | HKD ▾ | | HKD ▾ | | |

**25. 有關未滿18歲的子女及／或配偶的權益的進一步資料**

| 子女／配偶的姓名 | 地址 | 股份數目 | |
| | | 好倉 | 淡倉 |
| | | | |
| | | | |

**26. 有關由董事所控制的法團的權益的進一步資料**

| 法團的名稱 | 地址及註冊成立地點 | 控權股東的姓名或名稱 | 控制百分率(%) | 直接權益(Y/N) | 股份數目 | |
| | | | | | 好倉 | 淡倉 |
| | | | | | | |
| | | | | | | |

**27. 有關由董事與另一人共同持有的權益的進一步資料**

| 聯合股東的姓名或名稱 | 地址 | 股份數目 | |
| --- | --- | --- | --- |
| | | 好倉 | 淡倉 |
| | | | |
| | | | |
| | | | |

**28. 來自身為董事的受託人、信託受益人、或酌情信託的成立人的進一步資料**

| 信託的名稱 | 地址 | 身分代號 (見表5) | 股份數目 | |
| --- | --- | --- | --- | --- |
| | | | 好倉 | 淡倉 |
| | | - 請選擇 - ▾ | | |
| | | - 請選擇 - ▾ | | |
| | | - 請選擇 - ▾ | | |

**29. 將本表格3B送交存檔的日期**

| 03 | 07 | 2007 |
| --- | --- | --- |
| (日) | (月) | (年) |

**30. 連續頁的張數** 　0

**31. 附頁的張數** 　0

# DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF ASSOCIATED CORPORATION

## Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

*Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :*

*(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;*

*(ii) Changes in the nature of his interest in such shares; and*

*(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).*

*This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.*

| 1. Name of listed corporation | 2. Stock code |
|---|---|
| GUANGNAN (HOLDINGS) LIMITED | 1203 |

| 3. Name of associated corporation of listed corporation | 7. Number of issued shares in class |
|---|---|
| GUANGDONG INVESTMENT LIMITED | 6,102,688,071 |

| 4. Registered office | 8. Business registration number |
|---|---|
| 28/F. & 29/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HK | 03755183 |

| 5. Principal place of business | 9. Place of incorporation | Certificate of Incorporation No. |
|---|---|---|
| HONG KONG | HONG KONG | 31340 |

| 6. Class of shares in which interested | 10. Exchange on which listed |
|---|---|
| ORDINARY SHARES | THE STOCK EXCHANGE OF HONG KONG LIMITED |

| 11. Name of Director (English) as printed on HKID/Passport | 14. Name of Director (Chinese) |
|---|---|
| HOU | 侯卓水 |
| (Surname) ZHUOBING (Other names) | |

| 12. HKID/Passport No. | Country of issue of Passport | 15. Chinese Character Code |
|---|---|---|
| K684233(A) | - | 01860587O393 |

| 13. Address of Director | 16. Daytime tel. No. |
|---|---|
| 26/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG | 28604368 |
| | 17. e-mail address |

## 18. Date of relevant event

| 08 | 08 | 2007 |
|---|---|---|
| (day) | (month) | (year) |

## 19. Date when director became aware of the relevant event/ interest in the shares (if later)

| | | |
|---|---|---|
| (day) | (month) | (year) |

## 20. Details of relevant event

| | Relevant event code describing circumstances (see Table 1) | Code describing capacity in which shares were/are held (see Table 2) | | Number of shares bought/sold or involved | Currency of transaction | On Exchange | | Off Exchange | |
|---|---|---|---|---|---|---|---|---|---|
| | | Before relevant event | After relevant event | | | Highest price per share | Average price per share | Average consideration per share | Consideration Code (see Table 3) |
| Long position | 141 | - Select - | 201 | 32,000 | HKD | 4.620 | 4.620 | | - Select - |
| Short position | - Select - | - Select - | - Select - | | | | | | |

## 21. Total shares in associated corporation immediately before the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 0 | 0.00 |
| Short position | | |

## 22. Total shares in associated corporation immediately after the relevant event

| | Total number of shares | Percentage figure (%) |
|---|---|---|
| Long position | 32,000 | 0.00 |
| Short position | | |

## 23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

| Code describing capacity (see Table 2) | Number of shares | |
|---|---|---|
| | Long position | Short position |
| 201 | 32,000 | |
| - Select - | | |
| - Select - | | |
| - Select - | | |
| - Select - | | |

**24. Further information in respect of derivative interests in associated corporation**

| | Code describing derivatives (see Table 4) | Exercise period (dd/mm/yyyy) | | Consideration - if derivatives granted by associated corporation | | | | | | Number of shares |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Begins | Ends | Price for grant | Currency | Exercise price | Currency | Price on assignment | Currency | |
| Long position(s) | - Select - | | | | HKD ▾ | | HKD ▾ | | HKD ▾ | |
| | - Select - | | | | HKD ▾ | | HKD ▾ | | HKD ▾ | |
| | - Select - | | | | HKD ▾ | | HKD ▾ | | HKD ▾ | |
| | - Select - | | | | HKD ▾ | | HKD ▾ | | HKD ▾ | |
| Short position(s) | - Select - | | | | HKD ▾ | | HKD ▾ | | HKD ▾ | |
| | - Select - | | | | HKD ▾ | | HKD ▾ | | HKD ▾ | |
| | - Select - | | | | HKD ▾ | | HKD ▾ | | HKD ▾ | |
| | - Select - | | | | HKD ▾ | | HKD ▾ | | HKD ▾ | |

**25. Further information in relation to interests of children under 18 and/or spouse**

| Name of child/spouse | Address |
|---|---|
| | |
| | |
| | |

**26. Further information in relation to interests of corporations controlled by Director**

| Name of corporation | Address and place of incorporation | % control | Direct interest (Y/N) | Name of controlling shareholder | Number of shares | |
|---|---|---|---|---|---|---|
| | | | | | Long position | Short position |
| | | | | | | |
| | | | | | | |
| | | | | | | |

**27. Further information in relation to interests held by Director jointly with another person**

| Name of joint shareholder | Address | | | Number of shares | |
|---|---|---|---|---|---|
| | | | | Long position | Short position |
| | | | | | |
| | | | | | |
| | | | | | |

**28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

| Name of Trust | Address | Status Code (see Table 5) | Number of shares | |
|---|---|---|---|---|
| | | | Long position | Short position |
| | | - Select - ▾ | | |
| | | - Select - ▾ | | |
| | | - Select - ▾ | | |

**29. Date of filing this Form 3B**

| 10 | 08 | 2007 |
|---|---|---|
| (day) | (month) | (year) |

**30. Number of continuation sheets** [ 0 ]

**31. Number of attachments** [ 0 ]

Form 3B.

# Return of Allotments

重要事項　**Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

109667

**1　公司名稱 Company Name**

Guangnan (Holdings) Limited
廣南(集團)有限公司

**(註 Note 7)　2　分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

| 26 | 01 | 2007 |
|----|----|------|
| 日 DD | 月 MM | 年 YYYY |

至 To

| - | - | - |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

**3　本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8)　已繳及應繳的*總面額* Total Nominal Amount Paid and Payable | HK$ | 1,000,000 |
| 已繳及應繳的溢價*總額* [第 5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 2,164,000 |

**4　公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 451,791,642.95 |
| | |
| | |

**(註 Note 3)　提交人的資料 Presentor's Reference**

姓名　Name:　Guangnan (Holdings) Limited

地址　Address: 22/F., Tesbury Centre
No. 24-32 Queen's Road East
Hong Kong

電話　Tel:　　　　　傳真　Fax:

電郵地址　E-mail Address:

檔號　Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請∥

```
Your Receipt
Companies Registry
      H.K.

08/02/2007 15:06:49
Submission No.:        225051402/1
CR NO.:                  0109667
Sh. Form.:                    SC1
---------
Revenue Code           Amount(HKD)
-----------            -----------
08                        $2,164.00
---------
Receipt No.  Method     Amount(HKD)
-----------  ------     -----------
252250075143 Chq          $2,164.00
--------------------------------
Total Paid                $2,164.00
```

**5** 本次股份分配的詳情 **Details of this Allotment**

**A.** 現金支付的分配股份 **Shares Allotted for Cash**

| 股份類別<br>Class of<br>Shares | 獲分配的<br>股份數目<br>Number<br>of Shares<br>Allotted | *每股*的面值<br>Nominal Value<br>of *Each Share* | *每股*已繳及應繳的款額<br>(包括溢價)<br>Amount Paid and<br>Payable on *Each Share*<br>(Including Premium) | | *每股*的溢價<br>款額<br>Premium on<br>*Each Share* | 已繳及應繳<br>的溢價總款額<br>*Total* Premium Paid<br>and Payable<br><br>(a) |
| --- | --- | --- | --- | --- | --- | --- |
| | | | 已繳付<br>Paid | 應繳付<br>Payable | | |
| Ordinary | 2,000,000 | HK$0.50 | HK$1.582 | - | HK$1.082 | HK$2,164,000 |
| | | | | | | |
| | | | | | | |

(註 Note 9)

**B.** 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

| 股份類別<br>Class of<br>Shares | 獲分配的<br>股份數目<br>Number<br>of Shares<br>Allotted | *每股*的面值<br>Nominal Value<br>of *Each Share* | *每股*被視作已繳<br>及應繳的款額<br>(包括溢價)<br>Amount Treated as<br>Paid and Payable on<br>*Each Share*<br>(Including Premium) | | *每股*的溢價<br>款額<br>Premium on<br>*Each Share* | 被視作已繳及應繳<br>的溢價總款額<br>*Total* Premium<br>Treated as Paid<br>and Payable<br><br>(a) |
| --- | --- | --- | --- | --- | --- | --- |
| | | | 已繳付<br>Paid | 應繳付<br>Payable | | |
| N/A | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述**(B)**項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

| N/A |
| --- |
| |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**6** 獲分配股份者的詳情 **Details of Allottee(s)**

| 姓名／名稱<br>Name | 地址<br>Address | 各類別股份分配的數目<br>No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| Liang Jiang<br>梁江 | 22/F., Tesbury Centre, No. 24-32<br>Queen's Road East, Hong Kong | 2,000,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| 各類別股份分配的總數<br>Total Shares Allotted by Class | | 2,000,000 | |

簽署 Signed :

姓名 Name　:　__Cheung Mo Ching__
一董事 Director／秘書 Secretary *

日期 Date :　__07 / 02 / 2007__
　　　　　　日 DD　/　月 MM　/　年 YYYY

*請刪去不適用者　*Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**重要事項　Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

**109667**

**1　公司名稱 Company Name**

Guangnan (Holdings) Limited
廣南（集團）有限公司

(註 Note 7)　**2　分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

| 15 | 06 | 2007 |
|----|----|------|
| 日 DD | 月 MM | 年 YYYY |

至 To

| 15 | 06 | 2007 |
|----|----|------|
| 日 DD | 月 MM | 年 YYYY |

**3　本次股份分配的總款額 Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的*總面額* <br> **Total** Nominal Amount Paid and Payable | HK$ | 160,000 |
| 已繳及應繳的溢價*總額* ［第5A(a) + 5B(a)項］ <br> **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 346,240 |

**4　公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 451,951,642.95 |
| | |
| | |

```
        Your Receipt
   Companies Registry
          H.K.

06/07/2007 16:15:54
Submission No.:        235063613/1
CR NO.:                0109667
Sh. Form.:             SC1
---------
Revenue Code          Amount(HKD)
-----------           -----------
08                        $347.00
-------
Receipt No.  Method   Amount(HKD)
-----------           -----------
352350091257 Cash         $347.00
-------                -----------
Total Paid                $347.00
                      ===========
```

(註 Note 3)　**提交人的資料 Presentor's Reference**

姓名　Name:　Guangnan (Holdings) Limited

地址　Address: 22/F., Tesbury Centre
　　　　　　　 No. 24-32 Queen's Road East
　　　　　　　 Hong Kong

電話　Tel:　　　　　　傳真　Fax:

電郵地址　E-mail Address:

檔號　Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別<br>Class of<br>Shares | 獲分配的<br>股份數目<br>Number<br>of Shares<br>Allotted | 每股的面值<br>Nominal Value<br>of *Each Share* | 每股已繳及應繳的款額<br>(包括溢價)<br>Amount Paid and<br>Payable on *Each Share*<br>(Including Premium) | | 每股的溢價<br>款額<br>Premium on<br>*Each Share* | 已繳及應繳<br>的溢價總款額<br>*Total* Premium Paid<br>and Payable<br>(a) |
|---|---|---|---|---|---|---|
| | | | 已繳付<br>Paid | 應繳付<br>Payable | | |
| Ordinary<br>Shares | 320,000 | HK$0.50 | HK$1.582 | - | HK$1.082 | HK$346,240 |
| | | | | | | |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別<br>Class of<br>Shares | 獲分配的<br>股份數目<br>Number<br>of Shares<br>Allotted | 每股的面值<br>Nominal Value<br>of *Each Share* | 每股被視作已繳<br>及應繳的款額<br>(包括溢價)<br>Amount Treated as<br>Paid and Payable on<br>*Each Share*<br>(Including Premium) | | 每股的溢價<br>款額<br>Premium on<br>*Each Share* | 被視作已繳及應繳<br>的溢價總款額<br>*Total* Premium<br>Treated as Paid<br>and Payable<br>(a) |
|---|---|---|---|---|---|---|
| | | | 已繳付<br>Paid | 應繳付<br>Payable | | |
| N/A | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

### 分配上述(B)項股份的代價
### Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱<br>Name | 地址<br>Address | 各類別股份分配的數目<br>No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| Cheung Mo Ching<br>張慕貞 | Flat B, 33/F.,<br>Tower 13A, South Horizons,<br>Apleichau, Hong Kong | 200,000 | |
| Luk Wing Yan<br>陸詠茵 | Room B, 16/F, Tower 9,<br>Laguna Verde, Hung Hom,<br>Kowloon, Hong Kong | 120,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| 各類別股份分配的總數<br>Total Shares Allotted by Class | | 320,000 | |

簽署 Signed :

姓名 Name : _Cheung Mo Ching_
董事 Director／秘書 Secretary *

日期 Date : 15 / 06 / 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

股份分配申報表
# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格
Form **SC1**

**CR**

公 司 註 冊 處
**Companies Registry**

重要事項　**Important Notes**

- 填表前請參閱《填表須知》．
  請用黑色墨水列印．
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

## 1　公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

(註 Note 7)　**2　分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

| 18 | 09 | 2007 |
|----|----|------|
| 日 DD | 月 MM | 年 YYYY |

至 To

| 18 | 09 | 2007 |
|----|----|------|
| 日 DD | 月 MM | 年 YYYY |

## 3　本次股份分配的總款額 Totals of this Allotment

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8)　已繳及應繳的總面額<br>Total Nominal Amount Paid and Payable | HK$ | 749,999.55 |
| 已繳及應繳的溢價總額　[第 5A(a) + 5B(a)項]<br>Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 1,623,000.45 |

## 4　公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 452,701,642.50 |

(註 Note 3)　提交人的資料　**Presentor's Reference**

姓名　Name:　Guangnan (Holdings) Limited

地址　Address: 22/F., Tesbury Centre
No. 24-32 Queen's Road East
Hong Kong

電話　Tel:　　　　　傳真　Fax:

電郵地址　E-mail Address:

檔號　Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

**5  本次股份分配的詳情 Details of this Allotment**

**A. 現金支付的分配股份 Shares Allotted for Cash**

| 股份類別<br>Class of<br>Shares | 獲分配的<br>股份數目<br>Number<br>of Shares<br>Allotted | *每股*的面值<br>Nominal Value<br>of *Each Share* | *每股*已繳及應繳的款額<br>(包括溢價)<br>Amount Paid and<br>Payable on *Each Share*<br>(Including Premium) | | *每股*的溢價<br>款額<br>Premium on<br>*Each Share* | 已繳及應繳<br>的溢價*總*款額<br>*Total* Premium Paid and<br>Payable<br><br>(a) |
|---|---|---|---|---|---|---|
| | | | 已繳付<br>Paid | 應繳付<br>Payable | | |
| Ordinary | 1 | HK$0.5 | HK$1.582 | - | HK$1.532 | HK$1.532 |
| Ordinary | 1,499,999 | HK$0.5 | HK$1.582 | - | HK$1.082 | HK$1,622,998.918 |
| | | | | | | |

(註 Note 9)  **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

| 股份類別<br>Class of<br>Shares | 獲分配的<br>股份數目<br>Number<br>of Shares<br>Allotted | *每股*的面值<br>Nominal Value<br>of *Each Share* | *每股*被視作已繳<br>及應繳的款額<br>(包括溢價)<br>Amount Treated as<br>Paid and Payable on<br>*Each Share*<br>(Including Premium) | | *每股*的溢價<br>款額<br>Premium on<br>*Each Share* | 被視作已繳及應繳<br>的溢價*總*款額<br>*Total* Premium<br>Treated as Paid<br>and Payable<br><br>(a) |
|---|---|---|---|---|---|---|
| | | | 已繳付<br>Paid | 應繳付<br>Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)   分配上述**(B)**項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **SC1**

6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱<br>Name | 地址<br>Address | 各類別股份分配的數目<br>No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class<br>Ordinary | 類別 Class |
| Xiao Zeguang<br>蕭澤光 | 22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong | 1,500,000 | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| 各類別股份分配的總數<br>Total Shares Allotted by Class | | 1,500,000 | |

簽署 Signed :

姓名 Name : **Cheung Mo Ching**
董事 Director／秘書 Secretary *

日期 Date : 08 / 10 / 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
**Companies Registry**

周年申報表
**Annual Return**

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格
**Form AR1**

Copy

公司編號 **Company Number**

**109667**

**1 公司名稱 Company Name**

**Guangnan (Holdings) Limited**
**廣南（集團）有限公司**

註 Note 8)　**2 商業名稱 Business Name**

**N/A**

**3 公司類別 Type of Company**

*請在有關空格內加 ✓ 號　Please tick the relevant box*

☐ 有股本的私人公司
Private Company having a share capital

☑ 其他
Others

**4 本申報表日期 Date of this Return**

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

| 07 | 06 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

*(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料．如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止．)*
*For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)*

‡ Note 9)　**5 註冊辦事處地址 Address of Registered Office**

**22/F., Tesbury Centre, No. 24-32, Queen's Road East, Hong Kong.**

‡ Note 10)　**6 電郵地址 E-mail Address**

**N/A**

‡ Note 3)　提交人的資料 **Presentor's Reference**

姓名 Name:　Guangnan (Holdings) Limited

地址 Address:　22/F., Tesbury Centre,
No. 24-32 Queen's Road East,
Hong Kong

電話 Tel:　2860 4436　傳真 Fax:　2583 9288

電郵地址 E-mail Address:

檔號 Reference:　Attn : Ms. Lorraine Cheung

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫

## 7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

**Nil**

(註 Note 11)
## 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項　Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

**N/A**

(註 Note 12)
## 9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項　Company not having a share capital need not complete sections 9 & 10)

| 股份類別 Class of Shares | 法定股本 Authorized Share Capital | 已發行股本 Issued Share Capital | | | |
|---|---|---|---|---|---|
| | 總面值 **Total** Nominal Value † | 已發行股份數目 Number of Shares Issued (a) | 每股已發行股份的面值 Nominal Value of Each Share Issued † (b) | 已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b) | 已發行股份的已繳股款總值 (不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium) |
| Ordinary | HK$1,500,000,000 | 903,583,285 | HK$0.50 | HK$451,791,642.95 | HK$451,791,642.95 |
| | | | | | |
| | | | | | |
| | | | | | |
| 總值 Total | HK$1,500,000,000 | 903,583,285 | | HK$451,791,642.95 | HK$451,791,642.95 |

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**
*(如未能盡錄於下列表格內，請用續頁 A 填報　Use Continuation Sheet A if there is insufficient space)*

截至本申報表日期的成員詳情　Details of Member(s) as at the Date of this Return

| 股份類別 Class of Shares | Ordinary |
|---|---|

如公司的股份自上一份周年申報表日期以來 (如屬首份周年申報表，則自公司成立爲法團以來)有
任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since
incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee
should be stated in the 'Remarks' column.

| 姓名／名稱<br>Name | 地址<br>Address | 股份 Shares | | | 備註<br>Remarks |
|---|---|---|---|---|---|
| | | 現時持有量<br>Current Holding | 轉讓 Transferred | | |
| | | | 數目<br>Number | 日期<br>Date | |
| | **Per list of Shareholders made up to 7th June, 2007 contained in the CD-Rom as attached** | | | | |
| | 總數<br>Total | | | | |

## 11 秘書 Secretary

### A. 個人秘書 Individual Secretary
*(如超過一名個人秘書，請用續頁 B 填報   Use Continuation Sheet B if more than 1 individual secretary)*

| 中文姓名 Name in Chinese | 張慕貞 |
|---|---|

| 英文姓名 Name in English | Cheung | Mo Ching |
|---|---|---|
| | 姓氏 Surname | 名字 Other Names |

| 前用姓名 Previous Names | - |
|---|---|

| 別名 Alias | - |
|---|---|

(註 Note 14)

| 香港住址 Hong Kong Residential Address | Flat B, 33/F., Tower 13A, Yee Fai Court, South Horizons, Apleichau, Hong Kong. |
|---|---|

(註 Note 15)

| 電郵地址 E-mail Address | - |
|---|---|

(註 Note 16)

身份證明 Identification

a   香港身份證號碼 Hong Kong Identity Card Number

E866296(0)

b   海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

### B. 法人團體秘書 Corporate Secretary
*(如超過一名法人團體秘書，請用續頁 B 填報   Use Continuation Sheet B if more than 1 corporate secretary)*

(註 Note 17)

| 中文名稱 Name in Chinese | - |
|---|---|

(註 Note 17)

| 英文名稱 Name in English | - |
|---|---|

(註 Note 18)

| 香港地址 Hong Kong Address | - |
|---|---|

(註 Note 15)

| 電郵地址 E-mail Address | |
|---|---|

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

## 12 董事 Director

### A. 個人董事 Individual Director
*(如超過兩名個人董事，請用續頁 C 填報   Use Continuation Sheet C if more than 2 individual directors)*

(註 Note 19)

**1 身份 Capacity**
☑ 董事 Director
☐ 候補董事 Alternate Director

代替 Alternate to

**中文姓名 Name in Chinese**
梁江

**英文姓名 Name in English**

| Liang | Jiang |
|---|---|
| 姓氏 Surname | 名字 Other Names |

**前用姓名 Previous Names**
梁錫江

**別名 Alias**
-

(註 Note 20)

**住址 Residential Address**

Flat B, 19/F., Evergreen Tower, Western Garden, 83 Second Street, Sai Ying Pun, Hong Kong.

-

國家 Country

(註 Note 21)

**電郵地址 E-mail Address**
-

(註 Note 22)

**身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number

P797058(0)

b 海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

## 12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

☑ 董事 Director　☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese：譚云標

英文姓名 Name in English

| Tan | Yunbiao |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names：-

別名 Alias：-

(註 Note 20) 住址 Residential Address

| Room 201, Block E, No. 1 Cui Ming Street, Fei Cui Garden, Zhongshan East, Guangdong Province. | The PRC 國家 Country |
|---|---|

(註 Note 21) 電郵地址 E-mail Address：-

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number：R282928(1)

b 海外護照 Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 12 董事 Director (續上頁 cont'd)

### B. 法人團體董事 Corporate Director

*(如超過兩名法人團體董事，請用續頁 D 填報　Use Continuation Sheet D if more than 2 corporate directors)*

(註 Note 19) **1 身份** Capacity | ☐ 董事 Director | ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese —

英文名稱 Name in English —

(註 Note 23) 地址 Address — | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

(註 Note 19) **2 身份** Capacity | ☐ 董事 Director | ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese —

英文名稱 Name in English —

(註 Note 23) 地址 Address — | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

## 12 董事 Director (續上頁 cont'd)

### C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

**中文姓名**
**Name in Chinese**

—

**英文姓名**
**Name in English**

| — | — |
|---|---|
| 姓氏 Surname | 名字 Other Names |

**前用姓名**
**Previous Names**

—

**別名**
**Alias**

—

(註 Note 20)

**住址**
**Residential Address**

| — | 國家 Country |
|---|---|

(註 Note 21)

**電郵地址**
**E-mail Address**

(註 Note 22)

**身份證明 Identification**

a 香港身份證號碼
   Hong Kong Identity Card Number

b 海外護照
   Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|

## 13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

| 登記冊 Register | 地址 Address |
|---|---|
| a 成員登記冊<br>Register of Members | 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. |
| b 債權證持有人登記冊<br>(如有的話)<br>Register of Debenture Holders (if any) | - |

(註 Note 24) **14 隨表提交的帳目所涵蓋的會計結算始末日期**
**Period Covered by Accounts Submitted with this Form**
(私人公司毋須填報此項 A private company need not complete this section)

| 01 | 01 | 2006 | 至<br>To | 31 | 12 | 2006 |
|---|---|---|---|---|---|---|
| 日 DD | 月 MM | 年 YYYY | | 日 DD | 月 MM | 年 YYYY |

## 15 證明書 Certificate

(此項證明只適用於私人公司。如不適用,請刪去此項。)
(This Certificate should only be completed in respect of a private company.    If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表,01則自成立為法團以來),並無發出任何文件,邀請公眾人士認購公司任何股份或債權證;同時如成員數目於本申報表日期超過五十,則所超出的成員,全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 _____ 張續頁 A、_____ 張續頁 B、_____ 張續頁 C 及 _____ 張續頁 D。
This Return includes ___0___ Continuation Sheet(s) A, ___0___ Continuation Sheet(s) B, ___8___ Continuation Sheet(s) C and ___0___ Continuation Sheet(s) D.

簽署 Signed :

姓名 Name : _____Cheung Mo Ching_____      日期 Date : ___13 / 07 / 2007___
~~董事 Director~~／秘書 Secretary *                  日 DD  /  月 MM  /  年 YYYY

*請刪去不適用者  Delete whichever does not apply

Form **AR1**

| 本申報表日期 Date of Return | | |
|---|---|---|
| **07** | **06** | **2007** |
| 日 DD | 月 MM | 年 YYYY |

公司編號 **Company Number**

**109667**

## 個人董事詳情 （第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19)
身份
**Capacity**

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名
**Name in Chinese**

曾翰南

英文姓名
**Name in English**

| **Tsang** | **Hon Nam** |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名
**Previous Names**

-

別名
**Alias**

-

(註 Note 20)
住址
**Residential Address**

Flat D, 6/F., Block 1, Ho Fai Garden,
218-224 Sai Lau Kok Road,
Tsuen Wan, N.T.,
Hong Kong.

-

國家 Country

(註 Note 21)
電郵地址
**E-mail Address**

-

(註 Note 22)
身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

C608020(9)

b 海外護照
Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

| 本申報表日期 Date of Return | | |
|---|---|---|
| 07 | 06 | 2007 |
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

109667

## 個人董事詳情 (第 12A 項)　Details of Individual Director (Section 12A)

Note 19)

身份
Capacity

[✓] 董事 Director　　[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名
Name in Chinese

趙雷力

英文姓名
Name in English

| Zhao | Leili |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名
Previous Names

-

別名
Alias

-

Note 20)

住址
Residential
Address

Flat A, 11/F., Wing Yu Building,
31-33 Bonham Strand West,
Sheung Wan, Hong Kong.

-

國家 Country

Note 21)

電郵地址
E-mail Address

-

Note 22)

身份證明 Identification

a　香港身份證號碼
　　Hong Kong Identity Card Number

R110366(A)

b　海外護照
　　Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form **AR1**

| 本申報表日期 Date of Return | | | 公司編號 Company Number |
|---|---|---|---|

| 07 | 06 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

109667

## 個人董事詳情（第 12A 項）　Details of Individual Director (Section 12A)

: Note 19)

**身份**
**Capacity**

☑ 董事
Director

☐ 候補董事
Alternate Director

代替 Alternate to

**中文姓名**
**Name in Chinese**

羅蕃郁

**英文姓名**
**Name in English**

| Luo | Fanyu |
|---|---|
| 姓氏 Surname | 名字 Other Names |

**前用姓名**
**Previous Names**

-

**別名**
**Alias**

-

: Note 20)

**住址**
**Residential**
**Address**

Flat D, 17/F., Tai Yuen Court,
38 Tai Yuen Street,
Wanchai, Hong Kong.

-

國家 Country

Note 21)

**電郵地址**
**E-mail Address**

-

Note 22)

**身份證明 Identification**

a　香港身份證號碼
　　Hong Kong Identity Card Number

**K589564(2)**

b　海外護照
　　Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form **AR1**

本申報表日期 Date of Return

| 07 | 06 | 2007 |
|----|----|------|
| 日 DD | 月 MM | 年 YYYY |

公司編號 **Company Number**

109667

## 個人董事詳情 （第 12A 項）　Details of Individual Director (Section 12A)

Note 19)

身份
**Capacity**

☑ 董事 Director　　☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名
**Name in Chinese**

董德才

英文姓名
**Name in English**

| Dong | Decai |
|------|-------|
| 姓氏 Surname | 名字 Other Names |

前用姓名
**Previous Names**

-

別名
**Alias**

-

Note 20)

住址
**Residential Address**

No. 30 Mei Hua Cun, Zhongshan Yi Lu, Yuexiu District, Guangzhou

The PRC

國家 Country

Note 21)

電郵地址
**E-mail Address**

-

Note 22)

身份證明 **Identification**

a　香港身份證號碼
　　Hong Kong Identity Card Number

R189041(6)

b　海外護照
　　Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

| 本申報表日期 Date of Return | | | 公司編號 Company Number |
|---|---|---|---|
| **07** 日 DD | **06** 月 MM | **2007** 年 YYYY | **109667** |

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19)

身份
Capacity

[✓] 董事 Director  [ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名
Name in Chinese

侯卓冰

英文姓名
Name in English

| **Hou** | **Zhuobing** |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名
Previous Names

-

別名
Alias

-

Note 20)

住址
Residential
Address

Flat 2, 11/F., Manhattan Avenue,
255 Queen's Road Central,
Hong Kong

-

國家 Country

Note 21)

電郵地址
E-mail Address

-

Note 22)

身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

**K684233(A)**

b 海外護照
Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

本申報表日期 Date of Return

| 07 | 06 | 2007 |
|----|----|------|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

109667

## 個人董事詳情 (第 12A 項)   Details of Individual Director (Section 12A)

: Note 19)

身份
**Capacity**

☑ 董事
Director

☐ 候補董事
Alternate Director

代替 Alternate to

中文姓名
**Name in Chinese**

-

英文姓名
**Name in English**

| **McMahon** | **Gerard Joseph** |
|-------------|-------------------|
| 姓氏 Surname | 名字 Other Names |

前用姓名
**Previous Names**

-

別名
**Alias**

-

: Note 20)

住址
**Residential Address**

Apartment 2, Block C, 7/F.,
37 Paterson Street,
Causeway Bay,
Hong Kong.

-

國家 Country

Note 21)

電郵地址
**E-mail Address**

-

: Note 22)

身份證明 Identification

a   香港身份證號碼
Hong Kong Identity Card Number

**XD291901(5)**

b   海外證照
Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

| 本申報表日期 Date of Return | | |
| --- | --- | --- |
| 07 | 06 | 2007 |
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

109667

## 個人董事詳情（第 12A 項）　Details of Individual Director (Section 12A)

Note 19)

身份
Capacity

☑ 董事
Director

☐ 候補董事
Alternate Director

代替 Alternate to

中文姓名
Name in Chinese

譚惠珠

英文姓名
Name in English

| Tam | Wai Chu, Maria |
| --- | --- |
| 姓氏 Surname | 名字 Other Names |

前用姓名
Previous Names

-

別名
Alias

-

Note 20)

住址
Residential
Address

| 3rd Floor, 52A, Macdonnell Road, Hong Kong. | - |
| --- | --- |
| | 國家 Country |

Note 21)

電郵地址
E-mail Address

-

Note 22)

身份證明 Identification

a　香港身份證號碼
Hong Kong Identity Card Number

A464118(6)

b　海外護照
Overseas Passport

| - | - |
| --- | --- |
| 簽發國家 Issuing Country | 號碼 Number |

Form **AR1**

| 本申報表日期 Date of Return | | | 公司編號 Company Number |
|---|---|---|---|
| **07** | **06** | **2007** | **109667** |
| 日 DD | 月 MM | 年 YYYY | |

## 個人董事詳情（第 12A 項）  Details of Individual Director (Section 12A)

Note 19)

身份
**Capacity**

☑ 董事 Director  ☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名
**Name in Chinese**

李嘉強

英文姓名
**Name in English**

| **Li** | **Kar Keung** |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名
**Previous Names**

-

別名
**Alias**

-

Note 20)

住址
**Residential Address**

Flat 4B, Block 8, Cavendish Heights, 33 Perkins Road, Jardine Lookout, Hong Kong.

-

國家 Country

Note 21)

電郵地址
**E-mail Address**

-

Note 22)

身份證明 **Identification**

a  香港身份證號碼
Hong Kong Identity Card Number

**E516940(6)**

b  海外護照
Overseas Passport

| - | - |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

# GUANGNAN (HOLDINGS) LIMITED
## 廣南（集團）有限公司

Stock Code 股份代號：1203

   

**2007** 中期報告
Interim Report

中期報告 2007
廣南（集團）有限公司

# 目錄



# 公司資料

（於2007年9月18日）

## 董事會

### 執行董事
梁江（主席）
譚云標（總經理）
曾翰南（財務總監）

### 非執行董事
趙雷力
羅蕃郁
董德才
侯卓冰

### 獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

## 合資格會計師

曾翰南

## 公司秘書

張慕貞

## 主要往來銀行

香港上海滙豐銀行有限公司
中國工商銀行（亞洲）有限公司
南洋商業銀行有限公司
中國工商銀行股份有限公司中山分行
中國建設銀行股份有限公司中山分行
中國農業銀行秦皇島分行
中國工商銀行股份有限公司秦皇島分行

## 註冊辦事處

香港
皇后大道東24－32號
金鐘滙中心22樓
電話：(852) 2828 3938
圖文傳真：(852) 2583 9288
網址：http://www.gdguangnan.com

## 核數師

畢馬威會計師事務所

## 股份過户登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712－1716室

## 股份資料

| | |
|---|---|
| 上市地點 | 香港聯合交易所有限公司主板 |
| 股份代號 | 1203 |
| 每手股數 | 2,000股 |
| 財政年度結算日 | 12月31日 |

## 股東時間表

| | |
|---|---|
| 截止過户日期 | 2007年10月16日及2007年10月17日 |
| 中期股息 | 每股2.0港仙 |
| 派發日期 | 2007年10月31日 |

廣南（集團）有限公司（「本公司」）的董事會（「董事會」）欣然公佈，本公司及其附屬公司（「本集團」）於截至二零零七年六月三十日止六個月連同比較數字的未經審核綜合中期業績。此等業績已經由本公司核數師畢馬威會計師事務所及本公司的審核委員會審閱。

## 中期業績

### 綜合損益表

截至二零零七年六月三十日止六個月 — 未經審核
（以港幣列示）

| | 附註 | 截至六月三十日止六個月 | |
|---|---|---|---|
| | | 二零零七年 千元 | 二零零六年 千元 |
| 營業額 | 2 | 688,733 | 622,781 |
| 銷售成本 | | (600,350) | (541,695) |
| 毛利 | | 88,383 | 81,086 |
| 其他收益 | 3 | 9,605 | 6,532 |
| 其他收入淨額 | 3 | 3,366 | 8,585 |
| 分銷成本 | | (12,260) | (10,913) |
| 行政費用 | | (24,418) | (23,538) |
| 其他經營費用 | | (5,570) | (6,500) |
| 經營溢利 | | 59,106 | 55,252 |
| 非經營收入 | 4(a) | 40,021 | — |
| 投資物業估值收益淨額 | | 12,791 | 5,867 |
| 融資成本 | 4(b) | (4,097) | (1,436) |
| 應佔聯營公司溢利減虧損 | | 13,463 | 11,762 |
| 除稅前溢利 | 4 | 121,284 | 71,445 |
| 所得稅 | 5 | (3,400) | (10,409) |
| 本期溢利 | | 117,884 | 61,036 |
| 歸屬予： | | | |
| 本公司股權持有人 | | 118,207 | 58,624 |
| 少數股東權益 | | (323) | 2,412 |
| 本期溢利 | | 117,884 | 61,036 |
| 期內應付本公司股權持有人股息： | | | |
| 結算日後宣佈派發之中期股息 | 6 | 18,078 | 13,524 |
| 每股盈利 | | | |
| 基本 | 7(a) | 13.09仙 | 6.50仙 |
| 攤薄 | 7(b) | 13.06仙 | 6.50仙 |

第8至20頁的附註為本中期財務報告的組成部份。



## 綜合資產負債表

於二零零七年六月三十日 — 未經審核
（以港幣列示）

| | 附註 | 於二零零七年<br>六月三十日<br>千元 | 於二零零六年<br>十二月三十一日<br>千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | | | |
| — 投資物業 | | 253,052 | 235,651 |
| — 其他物業、廠房及設備 | | 689,300 | 512,275 |
| — 以經營租賃持作自用的租賃土地權益 | | 104,035 | 57,855 |
| | 8 | 1,046,387 | 805,781 |
| 佔聯營公司權益 | | 184,521 | 182,434 |
| | | 1,230,908 | 988,215 |
| **流動資產** | | | |
| 交易證券 | | 4,894 | 3,153 |
| 存貨 | 9 | 195,898 | 115,478 |
| 業務及其他應收款項 | 10 | 346,760 | 274,706 |
| 現金及現金等價物 | 11 | 166,895 | 157,737 |
| | | 714,447 | 551,074 |
| **流動負債** | | | |
| 以應收票據作抵押的銀行借款 | | 227,209 | 81,557 |
| 業務及其他應付款項 | 12 | 392,392 | 306,377 |
| 本期稅項 | | 18,996 | 18,757 |
| | | 638,597 | 406,691 |
| **流動資產淨值** | | 75,850 | 144,383 |
| **總資產減流動負債** | | 1,306,758 | 1,132,598 |
| **非流動負債** | | | |
| 遞延稅項負債 | | 19,637 | 21,687 |
| **資產淨值** | | 1,287,121 | 1,110,911 |
| **資本及儲備** | | | |
| 股本 | 13 | 451,952 | 450,792 |
| 儲備 | | 754,893 | 622,477 |
| **本公司股權持有人應佔權益總額** | 13 | 1,206,845 | 1,073,269 |
| **少數股東權益** | 13 | 80,276 | 37,642 |
| **權益總額** | 13 | 1,287,121 | 1,110,911 |

第8至20頁的附註為本中期財務報告的組成部份。

## 綜合權益變動報表

截至二零零七年六月三十日止六個月 — 未經審核

（以港幣列示）

| | 附註 | 截至六月三十日止六個月 | | 二零零六年 | |
| --- | --- | --- | --- | --- | --- |
| | | 二零零七年<br>千元 | 千元 | 千元 | 千元 |
| 於一月一日權益總額： | | | | | |
| 歸屬予： | | | | | |
| — 本公司股權持有人 | 13 | **1,073,269** | | 949,882 | |
| — 少數股東權益 | 13 | **37,642** | | 29,334 | |
| 於一月一日 | 13 | | **1,110,911** | | 979,216 |
| 已直接在權益確認的<br>　本期收入淨額： | | | | | |
| 海外附屬公司及聯營公司的<br>　財務報表換算產生的匯兌差額 | 13 | | **30,408** | | 6,891 |
| 本期溢利淨額： | | | | | |
| 本期溢利淨額 | 13 | | **117,884** | | 61,036 |
| 本期已確認的收入及<br>　費用總額結轉 | | | **148,292** | | 67,927 |



## 綜合權益變動報表（續）

截至二零零七年六月三十日止六個月 — 未經審核

（以港幣列示）

| | 附註 | 截至六月三十日止六個月 | | | |
|---|---|---|---|---|---|
| | | 二零零七年 千元 | | 二零零六年 千元 | |
| 承前本期已確認的收入及費用總額 | | | 148,292 | | 67,927 |
| 歸屬予： | | | | | |
| — 本公司股權持有人 | | 147,978 | | 65,275 | |
| — 少數股東權益 | | 314 | | 2,652 | |
| | | | 148,292 | | 67,927 |
| 已宣派股息予： | 13 | | | | |
| — 少數股東 | | | — | | (4,199) |
| — 本公司股權持有人 | | | (18,072) | | (13,524) |
| | | | (18,072) | | (17,723) |
| 少數股東出資 | 13 | | 79,962 | | — |
| 收購少數股東 | 13 | | (37,642) | | — |
| 因資本交易引致權益變動 | | | | | |
| 行使購股權 | 13 | | 3,670 | | — |
| 授出購股權 | 13 | | — | | 4,866 |
| | | | 3,670 | | 4,866 |
| 於六月三十日權益總額 | 13 | | 1,287,121 | | 1,034,286 |

第8至20頁的附註為本中期財務報告的組成部份。

## 簡明綜合現金流量表

截至二零零七年六月三十日止六個月 — 未經審核

（以港幣列示）

| | 附註 | 截至六月三十日止六個月 | |
| --- | --- | --- | --- |
| | | 二零零七年<br>千元 | 二零零六年<br>千元 |
| （用於）╱產生自經營活動的現金 | | (69,175) | 111,035 |
| 支付稅項 | | (6,909) | (9,617) |
| （用於）╱產生自經營活動的現金淨額 | | (76,084) | 101,418 |
| 用於投資活動的現金淨額 | | (127,349) | (88,917) |
| 產生自融資活動的現金淨額 | | 211,212 | 76,439 |
| 現金及現金等價物增加 | | 7,779 | 88,940 |
| 於一月一日的現金及現金等價物 | 11 | 157,737 | 96,871 |
| 外幣匯率變更的影響 | | 1,379 | 328 |
| 於六月三十日的現金及現金等價物 | 11 | 166,895 | 186,139 |

第8至20頁的附註為本中期財務報告的組成部份。



# 未經審核中期財務報告附註

（以港幣列示）

1. **編製基準**

   此中期財務報告乃根據香港聯合交易所有限公司上市規則適用的披露條文，包括遵守香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編製而成。本中期財務報告於二零零七年九月十八日獲准並授權刊發。

   中期財務報告的編製採用了與二零零六年年度財務報表相同的會計政策。

   根據《香港會計準則》第34號編製的中期財務報告，管理層需要對會計政策的應用及按目前情況為基準計算的經呈報資產及負債、收入及支出的金額作出判斷、估計及假設。而實際的結果可能與該些估計金額有差異。

   本中期財務報告包括簡明綜合財務報表和部分附註。附註闡述了自二零零六年年度財務報表刊發以來，在暸解本集團的財務狀況和表現變動方面確屬重要的事件和交易。簡明綜合中期財務報表及有關附註不包括依照香港財務報告準則所準備的報表內應包括的全部資訊。

   本中期財務報告乃未經審核，惟已由本公司審核委員會及核數師畢馬威會計師事務所根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第21頁。

   就中期財務報告所載以往已呈報的截至二零零六年十二月三十一日止財政年度的財務資料，該等資料雖源自有關的財務報表，但並不構成本公司該財政年度的法定財務報表。截至二零零六年十二月三十一日止年度之法定財務報表可於本公司的註冊辦事處索取。核數師於二零零七年四月二十日發出的核數報告書中，已對此等財務報表發表無保留的意見。

2.  **營業額及分類報告**

    本集團的主要呈報方式為業務分類。來自外部客戶的收益（營業額）為供應客戶貨品的銷售價值及租賃收入。

    *業務分類*

    本集團包括下列主要業務分類：

    | 馬口鐵 | ： | 生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料 |
    |---|---|---|
    | 食品代理及貿易 | ： | 食品代理及買賣 |
    | 物業租賃 | ： | 出租物業以產生租金收入 |



| | 馬口鐵<br>千元 | 食品代理<br>及貿易<br>千元 | 物業租賃<br>千元 | 分類間<br>對銷<br>千元 | 未分配<br>千元 | 綜合<br>千元 |
|---|---|---|---|---|---|---|
| **截至二零零七年<br>六月三十日止期間** | | | | | | |
| 來自外部客戶的收益 | 619,034 | 56,390 | 13,309 | – | – | 688,733 |
| 分類間的收益 | – | – | 119 | (119) | – | – |
| 來自外部客戶的其他收益 | 7,439 | 625 | 38 | – | 4,869 | 12,971 |
| 合計 | 626,473 | 57,015 | 13,466 | (119) | 4,869 | 701,704 |
| 分類業績 | 44,865 | 11,491 | 9,060 | – | – | 65,416 |
| 未分配經營收入及開支 | | | | | | (6,310) |
| 經營溢利 | | | | | | 59,106 |

| | 馬口鐵<br>千元 | 食品代理<br>及貿易<br>千元 | 物業租賃<br>千元 | 分類間<br>對銷<br>千元 | 未分配<br>千元 | 綜合<br>千元 |
|---|---|---|---|---|---|---|
| **截至二零零六年<br>六月三十日止期間** | | | | | | |
| 來自外部客戶的收益 | 569,047 | 42,149 | 11,585 | – | – | 622,781 |
| 分類間的收益 | 1,038 | 115 | 71 | (1,224) | – | – |
| 來自外部客戶的其他收益 | – | – | – | – | 13,460 | 13,460 |
| 合計 | 570,085 | 42,264 | 11,656 | (1,224) | 13,460 | 636,241 |
| 分類業績 | 35,661 | 8,381 | 8,159 | – | – | 52,201 |
| 未分配經營收入及開支 | | | | | | 3,051 |
| 經營溢利 | | | | | | 55,252 |

附註：　董事認為投資物業公允價值的變更並不構成本集團經營表現的一部份。據此，投資物業估值收益或虧損淨額並不包括在經營溢利。

3. **其他收益及其他收入淨額**

   *其他收益*

   | | 截至六月三十日止六個月 | |
   | --- | --- | --- |
   | | 二零零七年 千元 | 二零零六年 千元 |
   | 出售廢料 | 6,467 | 1,378 |
   | 利息收入 | 1,485 | 1,657 |
   | 管理收入 | 199 | 207 |
   | 上市證券的股息收入 | 118 | 118 |
   | 已收補貼 | 354 | 966 |
   | 其他 | 982 | 2,206 |
   | | 9,605 | 6,532 |

   *其他收入淨額*

   | | 截至六月三十日止六個月 | |
   | --- | --- | --- |
   | | 二零零七年 千元 | 二零零六年 千元 |
   | 交易證券的已變現及未變現收益淨額 | 1,741 | — |
   | 多年未償還應付款回撥 | — | 3,444 |
   | 追回壞賬 | — | 1,034 |
   | 匯兌收益 | 1,625 | 4,109 |
   | 其他 | — | (2) |
   | | 3,366 | 8,585 |

4. **除稅前溢利**

   除稅前溢利已扣除／（計入）：

   | | 附註 | 截至六月三十日止六個月 | |
   | --- | --- | --- | --- |
   | | | 二零零七年 千元 | 二零零六年 千元 |

   (a) 非經營收入：

   | | | | |
   | --- | --- | --- | --- |
   | 收購附屬公司的少數股東權益及<br>　有關此少數股東的應付股息的收益 | | 40,021 | — |

   期內，本集團向少數股東分別收購其於中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）及中山市山海實業有限公司（「山海」）的5%股權及應付股息，總代價為499,000美元（相等於3,890,000元）。收購隨後，中粵馬口鐵及山海成為本集團全資附屬公司。收益為支付代價與收購少數股東權益及應付股息的差異。本集團及少數股東均為國有企業。

## 4. 除稅前溢利（續）

| | | 截至六月三十日止六個月 | |
|---|---|---|---|
| | | 二零零七年 | 二零零六年 |
| | 附註 | 千元 | 千元 |

(b) 融資成本：

銀行借貸利息（貼現票據）

| | | 4,097 | 1,436 |
|---|---|---|---|

(c) 員工成本：

| | | | |
|---|---|---|---|
| 定額供款計劃之供款淨額 | | 2,174 | 1,123 |
| 薪金、工資及其他福利 | | 20,214 | 12,874 |
| 股權結算以股份為基礎的開支 | | — | 4,866 |
| | | 22,388 | 18,863 |

(d) 其他項目：

| | | | |
|---|---|---|---|
| 土地租賃費攤銷 | | 895 | 888 |
| 折舊 | (i) | 16,126 | 5,450 |
| 交易證券的股息收入 | | (118) | (118) |
| 關於物業的經營租賃費用 | | 448 | 473 |
| 應佔聯營公司稅項 | (ii) | 1,857 | 3,414 |
| 投資物業應收租金減直接費用1,071,000元（二零零六年六月三十日：748,000元） | | (12,238) | (10,837) |

附註：

(i) 與以往期間折舊比較，增加數主要是由於基板廠開始運作。

(ii) 在中國成立及經營的聯營公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。



5. **綜合損益表內的所得稅**

綜合損益表所列的稅項為:



| | 附註 | 截至六月三十日止六個月 二零零七年 千元 | 二零零六年 千元 |
|---|---|---|---|
| **本期稅項－香港利得稅準備** | | | |
| 本期按稅率17.5%估計應課稅溢利 | | | |
| 的香港利得稅準備 | | 131 | 1,038 |
| **本期稅項－中國** | | | |
| 本期稅項 | | 6,042 | 6,827 |
| **遞延稅項** | | | |
| 暫時性差異產生及轉回 | | 2,584 | 2,544 |
| 中國變更稅率的影響 | (ii) | (5,357) | — |
| | | (2,773) | 2,544 |
| | (i) | 3,400 | 10,409 |

附註:

(i) 在中國成立及經營的附屬公司的所得稅,是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

(ii) 此數額為因二零零七年三月十六日通過的中國企業所得稅法而令稅率改變對本集團遞延稅項負債的財務影響。

6. **股息**

(a) *歸屬於期間的股息*

| | 截至六月三十日止六個月 二零零七年 千元 | 二零零六年 千元 |
|---|---|---|
| 於期間後宣派及派付之中期股息 | | |
| 每股普通股2.0仙(二零零六年六月三十日: | | |
| 每股普通股1.5仙) | 18,078 | 13,524 |

中期股息於結算日尚未確認為負債。

6. **股息（續）**

(b) 於期間批准及派付歸屬於前一財政年度的股息



| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零七年 | 二零零六年 |
| | 千元 | 千元 |

於期間批准及派付歸屬於前一財政年度之
末期股息每股普通股2.0仙（二零零六年六月三十日：
每股普通股1.5仙）（附註13） | 18,072 | 13,524

7. **每股盈利**

(a) 每股基本盈利

每股基本盈利是按本公司普通股股權持有人應佔溢利118,207,000元（二零零六年六月三十日：58,624,000元）及於本期間已發行普通股加權平均數903,335,329股（二零零六年六月三十日：901,583,285股）計算。

(b) 每股攤薄盈利

每股攤薄盈利是按本公司普通股股權持有人應佔溢利118,207,000元（二零零六年六月三十日：58,624,000元）及根據本公司購股權計劃下所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數905,280,749股（二零零六年六月三十日：901,725,417股）計算。

8. **固定資產**

(a) 購置

於二零零七年六月三十日止六個月，本集團購置物業、廠房及設備的總成本為236,314,000元（二零零六年六月三十日：155,672,000元），其中224,315,000元為一間附屬公司中粵浦項（秦皇島）馬口鐵工業有限公司（「中粵浦項」）所購入的。中粵浦項為一間中外合資有限公司，於二零零七年二月十六日根據中國法律成立；本集團佔66%，其餘34%為株式會社POSCO及浦項（中國）投資有限公司擁有。其總註冊資本為30,000,000美元（相等於234,000,000元），其生產設備仍在建設中，此附屬公司主要從事製造及銷售馬口鐵產品。

(b) 投資物業估值

於二零零七年月六月三十日，位於香港的投資物業是以公允價值列賬，其價值是由一所獨立測量師行：永利行評值顧問有限公司（其部份員工為香港測量師學會會員）按公開市值基準重估。位於中國的投資物業是以公允價值列賬，其價值是由一所中國獨立估值師行：廣東財興資產評估土地房地產估價有限公司按公開市值基準作出重估。根據重估，淨收入12,791,000元（二零零六年六月三十日：5,867,000元）及有關遞延稅項2,640,000元（二零零六年六月三十日：1,738,000元）已包括在綜合損益表中。



8. **固定資產（續）**

    (c) *租賃*

    本集團根據經營租賃租出投資物業。該等租賃概無包括或然租金。

    本集團持作經營租賃用途的投資物業的賬面值總額為253,052,000元（二零零六年十二月三十一日：235,651,000元）。

9. **存貨**

    *於綜合資產負債表內的存貨包括：*

| | 於二零零七年<br>六月三十日<br>千元 | 於二零零六年<br>十二月三十一日<br>千元 |
|---|---|---|
| 原材料、零備件及消耗品 | 96,224 | 65,948 |
| 在產品 | 23,904 | — |
| 製成品 | 75,770 | 49,530 |
| | 195,898 | 115,478 |

根據管理層對存貨可變現淨值的評估，期內並無估計可變現淨值的存貨降值款額（二零零六年六月三十日：3,156,000元）。

10. **業務及其他應收款項**

    包括在業務及其他應收款項中的業務應收賬款及應收票據（減呆壞賬準備），以發票日期分類的賬齡分析如下：

| | 於二零零七年<br>六月三十日<br>千元 | 於二零零六年<br>十二月三十一日<br>千元 |
|---|---|---|
| 一個月內 | 108,985 | 149,105 |
| 一至三個月 | 145,690 | 92,386 |
| 超過三個月，但少於一年 | 48,741 | 6,779 |
| 超過一年，但少於兩年 | 129 | — |
| | 303,545 | 248,270 |

本集團授出信貸期，由預付至不超過180日（二零零六年十二月三十一日：180日）。

## 11. 現金及現金等價物

現金及現金等價物的結餘分析如下：

| | 於二零零七年六月三十日 千元 | 於二零零六年十二月三十一日 千元 |
|---|---|---|
| 銀行定期存款 | 97,149 | 37,477 |
| 銀行存款及現金 | 69,746 | 120,260 |
| | 166,895 | 157,737 |

包括在現金及現金等價物內有人民幣102,368,000元（二零零六年十二月三十一日：人民幣44,410,000元）結餘。

## 12. 業務及其他應付款項

包括在業務及其他應付款項中的業務應付賬款的賬齡分析如下：

| | 於二零零七年六月三十日 千元 | 於二零零六年十二月三十一日 千元 |
|---|---|---|
| 一個月內或接獲通知時到期 | 148,587 | 103,837 |

業務及其他應付款項包括與以下關連人士的結餘：

| | 於二零零七年六月三十日 千元 | 於二零零六年十二月三十一日 千元 |
|---|---|---|
| 應付聯營公司 | 19 | 18 |
| 應付控股公司及同母系附屬公司 | 23,284 | 23,298 |
| 應付附屬公司少數股東 | 54,928 | — |
| 應付與以上少數股東有關的公司 | 71,306 | — |



## 13. 股本及儲備

| | 附註 | 股本 千元 | 股份溢價 千元 | 資本儲備 — 購股權 千元 | 資本儲備 千元 | 特別資本 匯兌儲備 千元 | 特別資本 儲備 千元 | 其他儲備 千元 | 保留溢利 千元 | 總額 千元 | 少數 股東權益 千元 | 權益總額 千元 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 於二零零七年一月一日 | | 450,792 | – | 3,376 | 657 | 37,949 | 107,440 | 3,523 | 469,532 | 1,073,269 | 37,642 | 1,110,911 |
| 海外附屬公司及 聯營公司的 財務報表換算 產生的匯兌差額 | | – | – | – | – | 29,771 | – | – | – | 29,771 | 637 | 30,408 |
| 行使購股權 | (i) | 1,160 | 2,510 | – | – | – | – | – | – | 3,670 | – | 3,670 |
| 收購少數股東 | | – | – | – | – | – | – | – | – | – | (37,642) | (37,642) |
| 少數股東出資 | | – | – | – | – | – | – | – | – | – | 79,962 | 79,962 |
| 與前一財政年度有關 已批准的股息 | 6(b) | – | – | – | – | – | – | – | (18,072) | (18,072) | – | (18,072) |
| 本期溢利 | | – | – | – | – | – | – | – | 118,207 | 118,207 | (323) | 117,884 |
| 於二零零七年六月三十日 | | 451,952 | 2,510 | 3,376 | 657 | 67,720 | 107,440 | 3,523 | 569,667 | 1,206,845 | 80,276 | 1,287,121 |

| | 附註 | 股本 千元 | 股份溢價 千元 | 資本儲備 — 購股權 千元 | 資本儲備 千元 | 特別資本 匯兌儲備 千元 | 特別資本 儲備 千元 | 其他儲備 千元 | 保留溢利 千元 | 總額 千元 | 少數 股東權益 千元 | 權益總額 千元 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 於二零零六年一月一日 | | 450,792 | – | – | 657 | 12,260 | 107,440 | 2,783 | 375,950 | 949,882 | 29,334 | 979,216 |
| 海外附屬公司及 聯營公司的 財務報表換算 產生的匯兌差額 | | – | – | – | – | 6,651 | – | – | – | 6,651 | 240 | 6,891 |
| 授出購股權 | | – | – | 4,866 | – | – | – | – | – | 4,866 | – | 4,866 |
| 轉往法定儲備 | | – | – | – | – | – | – | 1,734 | (1,734) | – | – | – |
| 已宣派予少數股東股息 | | – | – | – | – | – | – | – | – | – | (4,199) | (4,199) |
| 與前一財政年度有關 已批准的股息 | 6(b) | – | – | – | – | – | – | – | (13,524) | (13,524) | – | (13,524) |
| 本期溢利 | | – | – | – | – | – | – | – | 58,624 | 58,624 | 2,412 | 61,036 |
| 於二零零六年六月三十日 | | 450,792 | – | 4,866 | 657 | 18,911 | 107,440 | 4,517 | 419,316 | 1,006,499 | 27,787 | 1,034,286 |

## 13. 股本及儲備 (續)

(i)   股權結算以股份為基礎的交易

截至二零零七年六月三十日止六個月，有2,320,000股購股權以代價3,670,000元行使，其中1,160,000元計入股本，而餘額2,510,000元則計入股份溢價。

此外，截至二零零七年六月三十日止六個月有1,500,000股購股權已失效。

於二零零七年六月三十日，未行使購股權總數為16,150,000股 (二零零六年十二月三十一日：19,970,000股) 及加權平均行使價為1.631元 (二零零六年十二月三十一日：1.627元)。

## 14. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃 (「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限 (「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願性供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團於香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至二零零七年六月三十日止六個月，計入綜合損益表的本集團退休金費用達2,197,000元 (二零零六年六月三十日：1,123,000元)。本期間退還的沒收供款為23,000元 (二零零六年六月三十日：零)。

## 15. 承擔

(a)   於二零零七年六月三十日，未償付而又未在中期財務報告內提撥準備的資本承擔如下：

|  | 於二零零七年<br>六月三十日<br>千元 | 於二零零六年<br>十二月三十一日<br>千元 |
|---|---|---|
| 已訂約 | 94,721 | 3,463 |
| 已授權但未訂約 | 71,610 | 9,748 |
|  | 166,331 | 13,211 |



15. **承擔（續）**

(b) 於二零零七年六月三十日，根據不可解除的物業經營租賃在日後應付的最低租賃款項總數如下：



| | 於二零零七年六月三十日 千元 | 於二零零六年十二月三十一日 千元 |
|---|---|---|
| 一年內 | 332 | 637 |
| 一年後但五年內 | 125 | 145 |
| | 457 | 782 |

本集團根據經營租賃租用多項物業。租賃初期為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零七年六月三十日，本公司已承諾提供6,489,000元（於二零零六年十二月三十一日：6,489,000元）資金予本集團一間聯營公司。

16. **或然負債**

於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，宣稱附屬公司尚未償還其欠款。就此，岳陽市中級人民法院頒令凍結該附屬公司4,700,000元銀行存款。

根據二零零四年十二月十二日，岳陽市中級人民法院發出一項判決，該附屬公司被令需支付賠償金及堂費，金額分別為人民幣4,934,000元及人民幣40,000元。該附屬公司向湖南省高級人民法院對該判決提出上訴。於二零零五年一月三十一日，岳陽市中級人民法院的該項判決被成功撤銷，而該凍結的4,700,000元的銀行存款亦相應地被解凍。

於二零零六年，該中國第三方向中山市中級人民法院提出新的申索，金額為人民幣5,788,000元，截至刊發此中期財務報告，法院的訴訟程序仍在進行中。

董事對有關申索的性質進行評估及認為於中期財務報告內不需要提取任何撥備。

## 17. 重大關連交易

除在此中期財務報告的其他地方所披露外，本集團進行以下重大的關連交易：

(a) 於期間重大的關連交易總結如下：

| | 截至六月三十日止六個月 | |
|---|---|---|
| | 二零零七年 | 二零零六年 |
| | 千元 | 千元 |
| 向一關連公司購入固定資產及<br>相關技術性的顧問服務 | 139,617 | — |
| 從關連公司採購貨品 | 294,920 | 476 |
| 提供水電及租賃服務予同母系附屬公司 | 815 | 2,092 |
| 支付直接控股公司保養費 | 115 | 189 |

附註： 銷售／購買貨品或固定資產及相關服務的關連公司包括聯營公司及一非全資擁有附屬公司的少數股東（包括與此少數股東有關的公司）。

(b) 與中國其他國有企業的交易

本集團為國有企業及現時在與中國政府直接或間接控制的企業所支配（「國有企業」）（通過其政府機關、機構、附屬及其他組織）的經濟體制中營運。

除以上披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

— 銷售和採購商品和輔助原料；

— 提供及接受勞務；

— 資產租賃；

— 購入物業、廠房及設備；及

— 籌借資金。

本集團在日常業務過程中進行這些交易，這些交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。



17. **重大關連交易（續）**

(b) *與中國其他國有企業的交易（續）*

董事已考慮關連方關係所影響的潛在交易、企業的價格策略、購買及審批程序及了解在財務報告內交易的潛在影響所需要的資料，並認為沒有其他的交易需披露為關連交易。

(c) *主要管理人員酬金*

主要管理人員（包括本公司董事的金額）的酬金如下：

|  | 截至六月三十日止六個月 | |
|---|---|---|
|  | 二零零七年 | 二零零六年 |
|  | 千元 | 千元 |
| 短期僱員福利 | 1,450 | 1,555 |
| 離職福利 | 263 | 239 |
| 股份報酬福利 | – | 1,778 |
|  | 1,713 | 3,572 |

18. **已頒佈但尚未於截至二零零七年十二月三十一日止年度會計期間生效的修訂、新準則及詮釋可能構成的影響**

截至此中期財務報告刊發日期，香港會計師公會已頒佈以下修訂、新準則及詮釋，但尚未於截至二零零七年十二月三十一日止會計期間生效及尚未於此中期財務報告採納。

本集團現正評估該等修訂、新準則及新詮釋在首次應用期間的影響。到目前為止，本集團認為採納該等修訂、新準則及新詮釋對本集團的經營業績及財務狀況構成重大影響的可能性不大。

此外，以下發展可能導致需於本集團的財務報告中作出全新的或經修訂的披露：

|  | 於以下日期或以後開始的會計期間生效 |
|---|---|
| 香港財務報告準則第8號 — 經營分類 | 二零零九年一月一日 |
| 香港會計準則第23號（經修訂）— 借貸成本 | 二零零九年一月一日 |

# 獨立審閱報告



## 致廣南（集團）有限公司董事會
*(於香港註冊成立之有限公司)*

### 引言

我們已審閱列載於第3頁至第20頁廣南（集團）有限公司的中期財務報告，此中期財務報告包括於二零零七年六月三十日的綜合資產負債表與截至該日止六個月期間的綜合損益表、權益變動表和簡明綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》（「上市規則」），上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編製中期財務報告。董事須負責根據《香港會計準則》第34號編製及列報中期財務報告。

我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

### 審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

### 結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於二零零七年六月三十日的中期財務報告在所有重大方面沒有按照《香港會計準則》第34號「中期財務報告」的規定編製。

**畢馬威會計師事務所**
*執業會計師*

香港中環
遮打道10號
太子大廈8樓

二零零七年九月十八日



## 業績

二零零七年上半年，本集團未經審核之綜合本公司股東應佔溢利為118,207,000港元，比去年同期的58,624,000港元上升101.6%。每股基本盈利13.09港仙，比去年同期的6.50港仙上升101.4%。

## 中期股息

董事會宣佈派發截至二零零七年六月三十日止六個月之中期股息每股2.0港仙（二零零六年六月三十日止六個月：每股1.5港仙）。

## 業務回顧

於回顧期內，綜合營業額688,733,000港元，比去年同期的622,781,000港元增長65,952,000港元，即10.6%，此增長主要源自馬口鐵業務的增長。今年上半年除了積極挖掘馬口鐵現有的生產潛能，以滿足市場需要外，工作重心向基板廠項目及秦皇島馬口鐵廠項目傾斜：爭取基板廠項目在確保產品質量穩步提升的前提下，年內達到設計產能；爭取秦皇島馬口鐵廠項目實現「當年立項，當年設計，當年施工，當年安裝，當年投產」；兩個項目均要求在明年取得預期的收成。

### 馬口鐵業務

二零零七年上半年，本集團附屬公司中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）生產馬口鐵87,485噸，銷售88,774噸，分別比去年同期增長4.8%和0.1%；營業額619,034,000港元，比去年同期增加8.8%；經營溢利44,865,000港元，較去年同期增長9,204,000港元，增加25.8%。馬口鐵業務對本集團盈利貢獻最大，其營業額佔集團營業額的89.9%；經營溢利佔集團經營溢利的75.9%。

集團於年初已完成向中方少數股東收購其持有的5%權益，現在中粵馬口鐵是本集團的全資附屬公司，中粵馬口鐵的未來發展及經營的空間將得到進一步的拓展。

集團與全球粗鋼產量第五大的鋼鐵企業株式會社POSCO（「POSCO」）合資的中粵浦項（秦皇島）馬口鐵工業有限公司（「中粵浦項」）於本年二月十六日成立，新公司的股權比例為我方66%，POSCO34%，設計能力為年產馬口鐵250,000噸，項目工程進展順利，預計本年年底投產。

位於中山的馬口鐵基板廠於本年三月底正式投產，通過全體工程技術人員和生產工人的不斷努力，產品質與量已逐步提升，為降低產品成本及全面進入多樣化的馬口鐵市場創造了條件。

## 物業租賃業務

本集團之租賃物業包括中山市山海實業有限公司（「山海公司」）的工業廠房、員工宿舍及香港的寫字樓物業。二零零七年上半年，本集團之物業租賃業務錄得總收入為13,309,000港元，收入較去年同期增14.9%，物業租賃業務實現經營溢利9,060,000港元，較去年同期增加11.0%。

集團於年初已完成向中方少數股東收購其持有的5%權益，現在山海公司是本集團的全資附屬公司。

## 食品代理及貿易業務

二零零七年上半年，食品代理及貿易業務取得營業額56,390,000港元，因今年沒有禽流感的影響及增加了活畜代理的臨時配額，與去年同期比較增加14,241,000港元，增加33.8%。今年上半年，食品代理及貿易業務實現經營溢利11,491,000港元，比去年同期增加3,110,000港元，增加37.1%。

於二零零七年七月二十日，香港政府宣佈與中國商務部達成共識，同意加入廣南行有限公司成為香港第二家代理商由內地輸入活豬。目前本集團正與中港兩地政府部門及有關方面進行磋商，爭取儘早順利展開相關新業務。

## 聯營公司

本集團的主要聯營公司黃龍食品工業有限公司（「黃龍」）於二零零七年上半年的主要產品玉米澱粉銷量188,987噸，比去年同期減少6.5%；營業額604,077,000港元，比去年同期增加12.6%；股東應佔溢利34,040,000港元，比去年同期增加4,092,000港元或13.7%。

本集團佔黃龍40%的權益，二零零七年上半年共收到二零零六年年度股息16,793,000人民幣（約17,054,000港元）。

# 財務狀況

於二零零七年六月三十日，本集團總資產為1,945,355,000港元，而總負債為658,234,000港元，分別較去年底增加406,066,000港元及229,856,000港元。流動資產淨值由去年底的144,383,000港元減至75,850,000港元，而流動比率（流動資產除以流動負債）較去年年年底的1.36下降至1.12，仍屬健康。

## 流動資金及財務資源

於二零零七年六月三十日，集團現金及現金等價物結餘為166,895,000港元，較去年年底現金結餘增加5.8%，其中相等於105,061,000港元的貨幣為人民幣，其餘為港元及美元。



於二零零七年六月三十日，本集團的計息借款總金額為227,209,000港元。相應地，本集團的負債比率（即按本集團總計息借款除以股東資金計算）為18.8%。本集團的計息借款到期時，均以銀行持有承兌匯票的所得款償還，其年利率（或貼現率）介乎2.97%至4.5%。

於二零零七年六月三十日，本集團的銀行信貸總額為257,400,000港元，其中已開出信用證金額182,491,000港元，尚未動用的銀行信貸額為74,909,000港元，上述提及的承兌匯票貼現並不佔用銀行信貸額度。以手持的現金及現金等價物、營運產生的現金流及信貸額度，本集團相信有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

## 訴訟

於二零零四年，本集團一附屬公司收到一申索，指稱該附屬公司未償還被告一筆應付款項，此法律糾紛先後經由湖南省岳陽市中級人民法院、湖南省高級人民法院審理，並於二零零五年一月法院二審判決為我方勝訴。於二零零六年十二月二十九日，被告又於中山市中級人民法院向該附屬公司提出新的申索，申索金額連同違約賠償金為人民幣5,788,000元（約5,940,000港元）。根據目前資料，本集團認為無需為此法律訴訟提取準備。

## 匯率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的匯率於期內相對穩定，本集團並未面對重大的外匯風險。期內匯兌收益為1,625,000港元。

## 員工及薪酬政策

截至二零零七年六月三十日止，本集團全職僱員人數共804名，比二零零六年年底增加81名。其中21名在香港及783名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例厘定。二零零七年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及稅後利潤為依據，按不同檔次的比例計提效益工資。根據個人業績表現的考核結果，分配給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此獎勵、吸引、挽留及推動優秀和有才華的參與者繼續為本集團作出貢獻。

# 前景展望

國際產業的調整和國內需求的增長給中國馬口鐵業務的發展帶來了新的機遇。集團將緊緊抓住這一難得的機遇，充分利用基板廠項目逐步完成磨合以及秦皇島馬口鐵廠項目投產的有利條件，盡快完成南北兩大馬口鐵生產基地的戰略佈局，盡快形成50萬噸的馬口鐵年生產能力，盡快實現馬口鐵產品結構的優化調整和產品質量的新提升，滿足馬口鐵產品細分市場日益增長的需求，迎接二零零八年北京奧運會的召開。

# 董事的證券權益及淡倉

於二零零七年六月三十日，本公司董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券的權益及淡倉而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益及淡倉）須知會本公司及香港聯合交易所有限公司（「香港聯交所」）；(ii)須載入本公司根據證券及期貨條例第352條存置的登記冊中；或(iii)根據於《香港聯交所證券上市規則》（「上市規則」）附錄十所載的《上市公司董事進行證券交易的標準守則》（「標準守則」）須知會本公司及香港聯交所如下：

## 於本公司之權益及淡倉
### (i)  於普通股的權益

| 董事姓名 | 權益類別／權益性質 | 持有普通股數目 | 好倉／淡倉 | 權益概約百分比 |
|---|---|---|---|---|
| | | | | （附註） |
| 梁江 | 個人 | 2,000,000 | 好倉 | 0.221% |
| Gerard Joseph McMahon | 個人 | 100,000 | 好倉 | 0.011% |

附註： 權益概約百分比乃按於2007年6月30日本公司已發行股份903,903,285股普通股為計算基準。

25



## (ii) 於普通股購股權的權益

| 董事姓名 | 購股權授出日期* (日 月 年) | 於2007年1月1日持有購股權數目 (千份) | 行使購股權之期限* (日 月 年) | 授出購股權之總代價 (港元) | 行使購股權時須支付之每股價格 (港元) | 期內之購股權數目 已行使 (千份) | 已失效 (千份) | 已註銷 (千份) | 於2007年6月30日持有購股權數目 (千份) | 股價 購股權授出日** (港元) | 購股權行使日** (港元) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 梁洪 | 06.02.04 (附註) | 2,000 | 06.05.04-05.05.09 | 10 | 1.582 | 2,000 | – | – | – | 0.155 | 1.570 |
|  | 09.03.06 | 2,000 | 09.06.06-08.03.16 | 1 | 1.660 | – | – | – | 2,000 | 1.610 | – |
| 譚志偉 | 06.02.04 (附註) | 1,500 | 06.05.04-05.05.09 | 10 | 1.582 | – | – | – | 1,500 | 0.155 |  |
|  | 09.03.06 | 2,000 | 09.06.06-08.03.16 | 1 | 1.660 | – | – | – | 2,000 | 1.610 | – |
| 容朝南 | 09.03.06 | 300 | 09.06.06-08.03.16 | 1 | 1.660 | – | – | – | 300 | 1.610 | – |
| 趙蕾力 | 09.03.06 | 200 | 09.06.06-08.03.16 | 1 | 1.660 | – | – | – | 200 | 1.610 | – |
| 羅蕃郁 | 09.03.06 | 200 | 09.06.06-08.03.16 | 1 | 1.660 | – | – | – | 200 | 1.610 | – |
| Gerard Joseph McMahon | 09.03.06 | 200 | 09.06.06-08.03.16 | 1 | 1.660 | – | – | – | 200 | 1.610 | – |
| 譚惠珠 | 09.03.06 | 200 | 09.06.06-08.03.16 | 1 | 1.660 | – | – | – | 200 | 1.610 | – |
| 李鼎基 | 09.03.06 | 200 | 09.06.06-08.03.16 | 1 | 1.660 | – | – | – | 200 | 1.610 | – |

* 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於該日前的營業時間結束時終止。

** 所披露之「購股權授出日股價」及「購股權行使日股價」，乃分別於緊接購股權授出日之前一個交易日及於緊接購股權獲行使日之前一個交易日，本公司普通股股份於香港聯交所所報之收市價。

附註： 於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。

## 於金威啤酒集團有限公司的權益及淡倉
### 於普通股股份的權益

| 董事姓名 | 權益類別／權益性質 | 持有普通股數目 | 權益概約 好倉／淡倉 | 百分比 |
|---|---|---|---|---|
| 羅蕃郁 | 個人 | 86,444 | 好倉 | 0.005% |

附註： 權益概約百分比乃按於2007年6月30日金威啤酒集團有限公司之已發行股份1,706,672,000股普通股為計算基準。

## 於粵海制革有限公司的權益及淡倉
### 於普通股股份的權益

| 董事姓名 | 權益類別／權益性質 | 持有普通股數目 | 權益概約 好倉／淡倉 | 百分比 |
|---|---|---|---|---|
| 羅蕃郁 | 個人 | 70,000 | 好倉 | 0.013% |

附註： 權益概約百分比乃按於2007年6月30日粵海制革有限公司之已發行股份536,904,000股普通股為計算基準。

除上述所披露者外及由董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於二零零七年六月三十日，本公司的董事及行政總裁概無於本公司及其相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債券的權益或淡倉而須：(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事及行政總裁被當作或視為擁有的權益及淡倉）須知會本公司及香港聯交所；(ii)須載入本公司根據證券及期貨條例第352條存置的登記冊；或(iii)根據標準守則須知會本公司及香港聯交所。

除上述所披露者外，本公司、其控股公司或其任何附屬公司或相聯法團並無於期內作為任何安排的一方使董事或彼等之配偶或18歲以下子女，藉著透過收購本公司或其他股份或債券而取得利益。

## 主要股東權益

於二零零七年六月三十日，據本公司董事及行政總裁所知，下列人士（本公司董事及行政總裁除外）於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中的權益或淡倉：

| 股東名稱 | 實益持有之普通股數目 | 好倉／淡倉 | 權益概約百分比 |
|---|---|---|---|
| | | | *(附註1)* |
| 廣東粵港投資控股有限公司（「粵港」）*(附註2)* | 536,380,868 | 好倉 | 59.34% |
| 粵海控股集團有限公司（「粵海控股」） | 536,380,868 | 好倉 | 59.34% |

*附註：*

1. *權益概約百分比乃按於2007年6月30日本公司之已發行股份903,903,285股普通股為計算基準。*

2. *粵港於本公司之應佔權益乃透過其於粵海控股之100%直接權益持有。*

除上述所披露者外，據本公司董事及行政總裁所知，概無其他人士（本公司董事及行政總裁除外）於二零零七年六月三十日擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中的權益或淡倉。



# 購股權計劃

於二零零四年六月十一日，本公司採納新購股權計劃（「二零零四年購股權計劃」）使本公司能吸引、挽留及推動優秀及有才華的參與者為本集團作出貢獻。同日，本公司亦終止於二零零一年八月二十四日採納之購股權計劃（「二零零一年購股權計劃」）。在二零零四年六月十一日前根據二零零一年購股權計劃已授出的購股權仍然有效直至失效為止。

期內，根據二零零四年購股權計劃已授出的購股權當中，有1,500,000份購股權已告失效，本公司並無根據二零零四年購股權計劃授出購股權。

期內，根據二零零一年購股權計劃已授出的購股權當中，有2,320,000份購股權已獲行使。於二零零七年六月三十日，本公司尚有仍未行使的購股權可分別根據二零零一年及二零零四年購股權計劃認購6,000,000股和10,150,000股本公司股份。

於二零零七年六月三十日，除於「董事的證券權益及淡倉」一節所披露者外，尚有根據二零零一年及二零零四年購股權計劃授出之下列購股權。各份購股權均賦予持有人權利可認購一股本公司每股面值 0.5港元之股份。

| 類別 | 購股權授出日期# | 於2007年1月1日持有購股權數目 | 行使購股權之期限* | 授出購股權時須支付之總代價 | 行使購股權時須支付之每股價格 | 期內之購股權數目 | | | 於2007年6月30日持有購股權數目 | 股價 | |
| | | | | | | 已行使 | 已失效 | 已註銷 | | 購股權授出日** | 購股權行使日** |
| | (日.月.年) | (千份) | (日.月.年) | (港元) | (港元) | (千份) | (千份) | (千份) | (千份) | (港元) | (港元) |
| 前董事 | 09.03.06 | 200 | 09.06.06-08.03.16 | 1 | 1.660 | — | — | — | 200 | 1.610 | — |
| 僱員及其他參與者 | 06.02.04 (附註) | 4,820 | 06.05.04-05.05.09 | 10 | 1.582 | 320 | — | — | 4,500 | 0.155 | 2.220 |
| | 09.03.06 | 6,150 | 09.06.06-08.03.16 | 1 | 1.660 | — | 1,500 | — | 4,650 | 1.610 | — |

\#　購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職而任職滿半年之日為止（以較後者為準）。

\*　倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於該日前的營業時間結束時終止。

\*\*　所披露之「購股權授出日股價」及「購股權行使日股價」，乃分別於緊接購股權授出日之前一個交易日及於緊接購股權獲行使日之前一個交易日，本公司股份於香港聯交所所報之收市價。

附註：於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股份合併而作出調整。

# 企業管治及其他資料

## 企業管治常規守則

本公司於截至二零零七年六月三十日止六個月內，一直採納上市規則附錄十四所載之《企業管治常規守則》（「管治常規守則」）之原則，並遵守管治常規守則之守則條文，惟若干非執行董事之任期並無具體規定，根據本公司組織章程細則，彼等須於股東週年大會上輪值退任，惟可膺選連任。

## 董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則作為董事進行證券交易之操守守則。經本公司向所有董事作出具體徵詢後，所有董事確認彼等於截至二零零七年六月三十日止六個月內均已遵守標準守則所載之規定標準。

## 審核委員會

本公司於一九九九年成立審核委員會（「審核委員會」），其職權範圍符合管治常規守則。審核委員會成員由三名獨立非執行董事Gerard Joseph McMahon 先生（審核委員會主席）、譚惠珠小姐及李嘉強先生組成。審核委員會之主要職責包括審閱本公司之財務報告是否完整、準確及公平，並檢討本集團的內部監控及風險管理制度。

審核委員會定期舉行會議，於截至二零零七年六月三十日止六個月內共舉行過三次會議。

## 薪酬委員會

本公司於一九九九年成立薪酬委員會（「薪酬委員會」），其職權範圍符合管治常規守則。薪酬委員會成員由董事會主席梁江先生、執行董事兼總經理譚云標先生及三位獨立非執行董事 Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生（薪酬委員會主席）組成。薪酬委員會之主要職責包括就本公司董事及高級管理人員的薪酬政策向董事會提出建議、釐定執行董事及高級管理人員的薪酬待遇、檢討及批准按表現而釐定的薪酬及就喪失或終止職務有關的賠償。

於截至二零零七年六月三十日止六個月內，薪酬委員會舉行過一次會議研究有關事宜。

## 提名委員會

本公司於二零零五年六月成立提名委員會（「提名委員會」），其職權範圍符合管治常規守則。提名委員會成員由董事會主席梁江先生（提名委員會主席）及三位獨立非執行董事 Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生組成。提名委員會之主要職責包括負責物色合資格人選成為董事會成員，並就董事委任及重新委任向董事會提出推薦建議。

於截至二零零七年六月三十日止六個月內，提名委員會舉行過一次會議研究有關事宜。



## 審閱中期業績

審核委員會已審閱本集團截至二零零七年六月三十日止六個月之未經審核中期財務報告及中期報告。此外，本公司之核數師畢馬威會計師事務所已審閱上述中期財務報告。

## 購買、出售及贖回上市證券

於截至二零零七年六月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司任何於香港聯交所上市的證券。

## 中期股息

董事會宣佈就截至二零零七年六月三十日止六個月派發中期股息每股2.0港仙（截至二零零六年六月三十日止六個月：每股1.5港仙）。中期股息將於二零零七年十月三十一日派發予二零零七年十月十七日名列本公司股東名冊之股東。

## 暫停辦理股份過戶登記

本公司將於二零零七年十月十六日及二零零七年十月十七日暫停辦理股份過戶登記手續。欲獲派發中期股息之股東，必須於二零零七年十月十五日下午四時三十分前將所有過戶文件連同有關股票送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

承董事會命
主席
**梁江**

香港·二零零七年九月十八日

Interim Report 2007
GUANGNAN (HOLDINGS) LIMITED

# Contents



# Corporate Information
(As at 18 September 2007)

## Board of Directors

### Executive Directors
LIANG Jiang *(Chairman)*
TAN Yunbiao *(General Manager)*
TSANG Hon Nam *(Chief Financial Officer)*

### Non-Executive Directors
ZHAO Leili
LUO Fanyu
DONG Decai
HOU Zhuobing

### Independent Non-Executive Directors
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

## Qualified Accountant
TSANG Hon Nam

## Company Secretary
CHEUNG Mo Ching

## Principal Bankers
The Hongkong and Shanghai Banking
   Corporation Limited
Industrial and Commercial Bank of China
   (Asia) Limited
Nanyang Commercial Bank, Limited
Industrial and Commercial Bank of
   China Limited, Zhongshan Branch
China Construction Bank Corporation,
   Zhongshan Branch
The Agricultural Bank of China,
   Qinhuangdao Branch
Industrial and Commercial Bank of
   China Limited, Qinhuangdao Branch

## Registered Office
22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong
Telephone: (852) 2828 3938
Facsimile: (852) 2583 9288
Website: http://www.gdguangnan.com

## Auditors
KPMG

## Share Registrar
Computershare Hong Kong Investor
   Services Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

## Share Information

| | |
|---|---|
| *Place of Listing* | Main Board of The Stock Exchange of Hong Kong Limited |
| *Stock Code* | 1203 |
| *Board lot* | 2,000 shares |
| *Financial year end* | 31 December |

## Shareholders' Calendar

| | |
|---|---|
| *Closure of Register of Members* | 16 October 2007 and 17 October 2007 |
| *Interim Dividend* | HK2.0 cents per share |
| *Payment Date* | 31 October 2007 |

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

## Interim Results

### Consolidated Income Statement
for the six months ended 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

| | | Six months ended 30 June | |
| --- | --- | --- | --- |
| | Note | 2007 $'000 | 2006 $'000 |
| **Turnover** | 2 | **688,733** | 622,781 |
| Cost of sales | | **(600,350)** | (541,695) |
| **Gross profit** | | **88,383** | 81,086 |
| Other revenue | 3 | **9,605** | 6,532 |
| Other net income | 3 | **3,366** | 8,585 |
| Distribution costs | | **(12,260)** | (10,913) |
| Administrative expenses | | **(24,418)** | (23,538) |
| Other operating expenses | | **(5,570)** | (6,500) |
| **Profit from operations** | | **59,106** | 55,252 |
| Non-operating income | 4(a) | **40,021** | — |
| Net valuation gains on investment properties | | **12,791** | 5,867 |
| Finance costs | 4(b) | **(4,097)** | (1,436) |
| Share of profits less losses of associates | | **13,463** | 11,762 |
| **Profit before taxation** | 4 | **121,284** | 71,445 |
| Income tax | 5 | **(3,400)** | (10,409) |
| **Profit for the period** | | **117,884** | 61,036 |
| **Attributable to:** | | | |
| Equity shareholders of the Company | | **118,207** | 58,624 |
| Minority interests | | **(323)** | 2,412 |
| **Profit for the period** | | **117,884** | 61,036 |
| **Dividends payable to equity shareholders of the Company attributable to the period:** | | | |
| Interim dividend declared after the balance sheet date | 6 | **18,078** | 13,524 |
| **Earnings per share** | | | |
| Basic | 7(a) | **13.09 cents** | 6.50 cents |
| Diluted | 7(b) | **13.06 cents** | 6.50 cents |

The notes on pages 8 to 20 form part of this interim financial report.



# Consolidated Balance Sheet

at 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

| | Note | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | | | |
| — Investment properties | | 253,052 | 235,651 |
| — Other property, plant and equipment | | 689,300 | 512,275 |
| — Interest in leasehold land held for own use under operating leases | | 104,035 | 57,855 |
| | 8 | 1,046,387 | 805,781 |
| Interest in associates | | 184,521 | 182,434 |
| | | 1,230,908 | 988,215 |
| **Current assets** | | | |
| Trading securities | | 4,894 | 3,153 |
| Inventories | 9 | 195,898 | 115,478 |
| Trade and other receivables | 10 | 346,760 | 274,706 |
| Cash and cash equivalents | 11 | 166,895 | 157,737 |
| | | 714,447 | 551,074 |
| **Current liabilities** | | | |
| Bank loans secured by bills receivable | | 227,209 | 81,557 |
| Trade and other payables | 12 | 392,392 | 306,377 |
| Current taxation | | 18,996 | 18,757 |
| | | 638,597 | 406,691 |
| **Net current assets** | | 75,850 | 144,383 |
| **Total assets less current liabilities** | | 1,306,758 | 1,132,598 |
| **Non-current liability** | | | |
| Deferred tax liabilities | | 19,637 | 21,687 |
| **Net assets** | | 1,287,121 | 1,110,911 |
| **Capital and reserves** | | | |
| Share capital | 13 | 451,952 | 450,792 |
| Reserves | | 754,893 | 622,477 |
| **Total equity attributable to equity shareholders of the Company** | 13 | 1,206,845 | 1,073,269 |
| **Minority interests** | 13 | 80,276 | 37,642 |
| **Total equity** | 13 | 1,287,121 | 1,110,911 |

The notes on pages 8 to 20 form part of this interim financial report.

# Consolidated Statement of Changes in Equity

for the six months ended 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

| | | Six months ended 30 June | | | |
| | | 2007 | | 2006 | |
| | Note | $'000 | $'000 | $'000 | $'000 |
|---|---|---|---|---|---|
| **Total equity at 1 January:** | | | | | |
| Attributable to: | | | | | |
| — equity shareholders of | | | | | |
| the Company | 13 | **1,073,269** | | 949,882 | |
| — minority interests | 13 | **37,642** | | 29,334 | |
| | | | | | |
| At 1 January | 13 | | **1,110,911** | | 979,216 |
| | | | | | |
| **Net income for the period recognised directly in equity:** | | | | | |
| Exchange difference on translation of financial statements of subsidiaries and associates outside Hong Kong | 13 | | **30,408** | | 6,891 |
| | | | | | |
| **Net profit for the period:** | | | | | |
| Net profit for the period | 13 | | **117,884** | | 61,036 |
| | | | | | |
| **Total recognised income and expense for the period carried forward** | | | **148,292** | | 67,927 |

5



## Consolidated Statement of Changes in Equity (continued)

for the six months ended 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

| | Note | Six months ended 30 June | | | |
| --- | --- | --- | --- | --- | --- |
| | | 2007 | | 2006 | |
| | | $'000 | $'000 | $'000 | $'000 |
| **Total recognised income and expense for the period brought forward** | | | **148,292** | | 67,927 |
| Attributable to: | | | | | |
| — equity shareholders of the Company | | **147,978** | | 65,275 | |
| — minority interests | | **314** | | 2,652 | |
| | | **148,292** | | 67,927 | |
| Dividends declared to: | 13 | | | | |
| — minority shareholders | | | **—** | | (4,199) |
| — equity shareholders of the Company | | | **(18,072)** | | (13,524) |
| | | | **(18,072)** | | (17,723) |
| Capital contributions by minority shareholders | 13 | | **79,962** | | — |
| Acquisition of minority interests | 13 | | **(37,642)** | | — |
| **Movements in equity arising from capital transactions:** | | | | | |
| Exercise of share options | 13 | | **3,670** | | — |
| Grant of share options | 13 | | **—** | | 4,866 |
| | | | **3,670** | | 4,866 |
| **Total equity at 30 June** | 13 | | **1,287,121** | | 1,034,286 |

The notes on pages 8 to 20 form part of this interim financial report.

# Condensed Consolidated Cash Flow Statement

for the six months ended 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

| | | Six months ended 30 June | |
| --- | --- | --- | --- |
| | | 2007 | 2006 |
| | Note | $'000 | $'000 |
| Cash (used in)/generated from operations | | **(69,175)** | 111,035 |
| Tax paid | | **(6,909)** | (9,617) |
| | | | |
| Net cash (used in)/generated from operating activities | | **(76,084)** | 101,418 |
| Net cash used in investing activities | | **(127,349)** | (88,917) |
| Net cash generated from financing activities | | **211,212** | 76,439 |
| | | | |
| Increase in cash and cash equivalents | | **7,779** | 88,940 |
| Cash and cash equivalents at 1 January | 11 | **157,737** | 96,871 |
| Effect of foreign exchange rates changes | | **1,379** | 328 |
| | | | |
| Cash and cash equivalents at 30 June | 11 | **166,895** | 186,139 |

The notes on pages 8 to 20 form part of this interim financial report.



# Notes to the Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

## 1. Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). It was authorised for issuance on 18 September 2007.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs").

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company and by the auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG's independent review report to the Board of Directors is included on page 21.

The financial information relating to the financial year ended 31 December 2006 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2006 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 20 April 2007.

## 2. Turnover and segment reporting

The Group's primary format for reporting segment information is business segments. Revenue from external customers (turnover) represents the sales value of goods supplied to customers and rental income.

*Business segments*

The Group comprises the following main business segments:

| | |
|---|---|
| Tinplating | : Production and sales of tinplate and related products which are used as packaging materials for food processing manufacturers |
| Foodstuffs distribution and trading | : Distribution, purchase and sale of foodstuffs |
| Property leasing | : Leasing of properties to generate rental income |

| | Tinplating $'000 | Foodstuffs distribution and trading $'000 | Property leasing $'000 | Inter-segment elimination $'000 | Unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|
| **Period ended 30 June 2007** | | | | | | |
| Revenue from external customers | 619,034 | 56,390 | 13,309 | — | — | 688,733 |
| Inter-segment revenue | — | — | 119 | (119) | — | — |
| Other revenue from external customers | 7,439 | 625 | 38 | — | 4,869 | 12,971 |
| Total | 626,473 | 57,015 | 13,466 | (119) | 4,869 | 701,704 |
| Segment result | 44,865 | 11,491 | 9,060 | — | — | 65,416 |
| Unallocated operating income and expenses | | | | | | (6,310) |
| Profit from operations | | | | | | 59,106 |

| | Tinplating $'000 | Foodstuffs distribution and trading $'000 | Property leasing $'000 | Inter-segment elimination $'000 | Unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|
| **Period ended 30 June 2006** | | | | | | |
| Revenue from external customers | 569,047 | 42,149 | 11,585 | — | — | 622,781 |
| Inter-segment revenue | 1,038 | 115 | 71 | (1,224) | — | — |
| Other revenue from external customers | — | — | — | — | 13,460 | 13,460 |
| Total | 570,085 | 42,264 | 11,656 | (1,224) | 13,460 | 636,241 |
| Segment result | 35,661 | 8,381 | 8,159 | — | — | 52,201 |
| Unallocated operating income and expenses | | | | | | 3,051 |
| Profit from operations | | | | | | 55,252 |

*Note: The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gains or losses on investment properties are not included in profit from operations.*

## 3. Other revenue and net income

*Other revenue*

|  | Six months ended 30 June | |
|---|---|---|
|  | 2007 $'000 | 2006 $'000 |
| Sales of scrap materials | 6,467 | 1,378 |
| Interest income | 1,485 | 1,657 |
| Management income | 199 | 207 |
| Dividends from listed securities | 118 | 118 |
| Subsidy received | 354 | 966 |
| Others | 982 | 2,206 |
|  | 9,605 | 6,532 |

*Other net income*

|  | Six months ended 30 June | |
|---|---|---|
|  | 2007 $'000 | 2006 $'000 |
| Net realised and unrealised gain on trading securities | 1,741 | — |
| Write-back of long-outstanding payables | — | 3,444 |
| Recovery of bad debts | — | 1,034 |
| Exchange gain | 1,625 | 4,109 |
| Others | — | (2) |
|  | 3,366 | 8,585 |

## 4. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

|  | Note | Six months ended 30 June | |
|---|---|---|---|
|  |  | 2007 $'000 | 2006 $'000 |

(a) Non-operating income:

| Gain on acquisition of minority interests in subsidiaries and dividend payable to the related minority shareholder | 40,021 | — |
|---|---|---|

During the period, the Group acquired from the minority shareholder the 5% equity interest and dividend payable in each of Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai") for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the difference between the consideration paid and the minority interests and dividend payable acquired. Both the Group and the minority shareholder are state-controlled entities.

## 4. Profit before taxation (continued)

| | Note | Six months ended 30 June 2007 $'000 | 2006 $'000 |
|---|---|---|---|
| **(b) Finance costs:** | | | |
| Interest on bank borrowings (discounted bills) | | **4,097** | 1,436 |
| **(c) Staff costs:** | | | |
| Net contributions paid to defined contribution plans | | **2,174** | 1,123 |
| Salaries, wages and other benefits | | **20,214** | 12,874 |
| Equity-settled share-based payment expenses | | **—** | 4,866 |
| | | **22,388** | 18,863 |
| **(d) Other items:** | | | |
| Amortisation of land lease premium | | **895** | 888 |
| Depreciation | (i) | **16,126** | 5,450 |
| Dividend income from trading securities | | **(118)** | (118) |
| Operating lease charges in respect of properties | | **448** | 473 |
| Share of associates' taxation | (ii) | **1,857** | 3,414 |
| Rentals receivable from investment properties less direct outgoings of $1,071,000 (30 June 2006: $748,000) | | **(12,238)** | (10,837) |

Notes:
(i) The increase in depreciation compared to the previous period is mainly due to the commencement of operation of the black-plate manufacturing plant.

(ii) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.



## 5. *Income tax in the consolidated income statement*

Taxation in the consolidated income statement represents:

| | Note | Six months ended 30 June 2007 $'000 | 2006 $'000 |
|---|---|---|---|
| **Current tax — Provision for Hong Kong Profits Tax** | | | |
| Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period | | 131 | 1,038 |
| **Current tax — the PRC** | | | |
| Tax for the period | | 6,042 | 6,827 |
| **Deferred tax** | | | |
| Origination and reversal of temporary differences | | 2,584 | 2,544 |
| Effect of change in tax rate in the PRC | (ii) | (5,357) | — |
| | | (2,773) | 2,544 |
| | (i) | 3,400 | 10,409 |

*Notes:*

*(i) Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.*

*(ii) This represents the financial effect of the change in tax rate on the deferred tax liabilities of the Group as a result of the Corporate Income Tax Law of the PRC passed on 16 March 2007.*

## 6. *Dividends*

(a) *Dividends attributable to the period*



| | Six months ended 30 June 2007 $'000 | 2006 $'000 |
|---|---|---|
| Interim dividend declared and paid after the period of 2.0 cents per ordinary share (30 June 2006: 1.5 cents per ordinary share) | 18,078 | 13,524 |

The interim dividend has not been recognised as a liability at the balance sheet date.

## 6. Dividends (continued)

(b) Dividends attributable to the previous financial year, approved and paid during the period



|  | Six months ended 30 June | |
|---|---|---|
|  | 2007 | 2006 |
|  | $'000 | $'000 |
| Final dividend in respect of the previous financial year, approved and paid during the period of 2.0 cents per ordinary share (30 June 2006: 1.5 cents per ordinary share) (Note 13) | 18,072 | 13,524 |

## 7. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 (30 June 2006: $58,624,000) and the weighted average number of 903,335,329 (30 June 2006: 901,583,285) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 (30 June 2006: $58,624,000) and the weighted average number of ordinary shares of 905,280,749 (30 June 2006: 901,725,417) after adjusting for the effects of all dilutive potential ordinary shares under the Company's share option schemes.

## 8. Fixed assets

(a) Acquisitions

During the six months ended 30 June 2007, the Group acquired items of property, plant and equipment with a total cost of $236,314,000 (30 June 2006: $155,672,000), of which $224,315,000 were acquired by a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). Zhongyue Posco, a foreign joint venture limited company, was incorporated on 16 February 2007 in accordance with the PRC law and is owned as to 66% by the Group and the remaining 34% by POSCO Co., Ltd. and POSCO-China Holding Corporation. It has a total registered capital of US$30,000,000 (equivalent to $234,000,000). Construction of the production facilities is in progress and the subsidiary will principally be engaged in the production and sale of tinplate products.

(b) Valuation of investment properties

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2007 by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Members of Hong Kong Institute of Surveyors. Investment properties situated in mainland China carried at fair value were revalued by an independent firm of valuers in the PRC, 廣東財興資產評估土地房產估價有限公司, on an open market value basis. Based on the valuation, a net gain of $12,791,000 (30 June 2006: $5,867,000), and deferred tax thereon of $2,640,000 (30 June 2006: $1,738,000), have been included in the consolidated income statement.



## 8. Fixed assets (continued)

(c) *Leases*

The Group leases out investment properties under operating leases. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group held for use in operating leases was $253,052,000 (31 December 2006: $235,651,000).

## 9. Inventories

*Inventories in the consolidated balance sheet comprise:*

|  | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Raw materials, spare parts and consumables | 96,224 | 65,948 |
| Work in progress | 23,904 | — |
| Finished goods | 75,770 | 49,530 |
|  | 195,898 | 115,478 |

Based on management's assessment of the net realisable value of inventories, there is no write-down of inventories to estimated net realisable value during the period (30 June 2006: $3,156,000).

## 10. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

|  | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Within 1 month | 108,985 | 149,105 |
| 1 to 3 months | 145,690 | 92,386 |
| More than 3 months but less than 1 year | 48,741 | 6,779 |
| More than 1 year but less than 2 years | 129 | — |
|  | 303,545 | 248,270 |

The Group grants credit periods ranging from advance payment to not more than 180 days (31 December 2006: 180 days).

## 11. *Cash and cash equivalents*

Analysis of the balances of cash and cash equivalents is set out below:

|  | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Deposits with banks | 97,149 | 37,477 |
| Cash at bank and in hand | 69,746 | 120,260 |
|  | 166,895 | 157,737 |

Included in cash and cash equivalents is a balance of RMB102,368,000 (31 December 2006: RMB44,410,000).

## 12. *Trade and other payables*

Included in trade and other payables are trade creditors with the following ageing analysis:

|  | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Due within 1 month or on demand | 148,587 | 103,837 |

Trade and other payables include the following balances with related parties:

|  | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Amount due to associate | 19 | 18 |
| Amounts due to holding company and fellow subsidiary | 23,284 | 23,298 |
| Amount due to minority shareholder of subsidiary | 54,928 | — |
| Amount due to company related to the above minority shareholder | 71,306 | — |



## 13. Capital and reserves

| | Note | Share capital $'000 | Share premium $'000 | Capital reserve – share options $'000 | Capital reserve $'000 | Exchange reserve $'000 | Special capital reserve $'000 | Other reserves $'000 | Retained profits $'000 | Total $'000 | Minority interests $'000 | Total equity $'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Attributable to equity shareholders of the Company | | | | | | |
| At 1 January 2007 | | 450,792 | — | 3,376 | 657 | 37,949 | 107,440 | 3,523 | 469,532 | 1,073,269 | 37,642 | 1,110,911 |
| Exchange difference on translation of financial statements of subsidiaries and associates outside Hong Kong | | — | — | — | — | 29,771 | — | — | — | 29,771 | 637 | 30,408 |
| Exercise of share options | (i) | 1,160 | 2,510 | — | — | — | — | — | — | 3,670 | — | 3,670 |
| Acquisition of minority interests | | — | — | — | — | — | — | — | — | — | (37,642) | (37,642) |
| Capital contributions by minority shareholders | | — | — | — | — | — | — | — | — | — | 79,962 | 79,962 |
| Dividends approved in respect of the previous financial year | 6(b) | — | — | — | — | — | — | — | (18,072) | (18,072) | — | (18,072) |
| Profit for the period | | — | — | — | — | — | — | — | 118,207 | 118,207 | (323) | 117,884 |
| At 30 June 2007 | | 451,952 | 2,510 | 3,376 | 657 | 67,720 | 107,440 | 3,523 | 569,667 | 1,206,845 | 80,276 | 1,287,121 |

| | Note | Share capital $'000 | Share premium $'000 | Capital reserve – share options $'000 | Capital reserve $'000 | Exchange reserve $'000 | Special capital reserve $'000 | Other reserves $'000 | Retained profits $'000 | Total $'000 | Minority interests $'000 | Total equity $'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Attributable to equity shareholders of the Company | | | | | | |
| At 1 January 2006 | | 450,792 | — | — | 657 | 12,260 | 107,440 | 2,783 | 375,950 | 949,882 | 29,334 | 979,216 |
| Exchange difference on translation of financial statements of subsidiaries and associates outside Hong Kong | | — | — | — | — | 6,651 | — | — | — | 6,651 | 240 | 6,891 |
| Grant of share options | | — | — | 4,866 | — | — | — | — | — | 4,866 | — | 4,866 |
| Transfer to statutory reserves | | — | — | — | — | — | — | 1,734 | (1,734) | — | — | — |
| Dividends declared to minority shareholders | | — | — | — | — | — | — | — | — | — | (4,199) | (4,199) |
| Dividends approved in respect of the previous financial year | 6(b) | — | — | — | — | — | — | — | (13,524) | (13,524) | — | (13,524) |
| Profit for the period | | — | — | — | — | — | — | — | 58,624 | 58,624 | 2,412 | 61,036 |
| At 30 June 2006 | | 450,792 | — | 4,866 | 657 | 18,911 | 107,440 | 4,517 | 419,316 | 1,006,499 | 27,787 | 1,034,286 |

## 13. *Capital and reserves (continued)*

(i) *Equity-settled share-based transactions*

During the six months ended 30 June 2007, 2,320,000 share options were exercised at a consideration of $3,670,000 of which $1,160,000 was credited to share capital and the balance of $2,510,000 was credited to the share premium account.

In addition, 1,500,000 share options were lapsed during the six months ended 30 June 2007.

Total options outstanding at 30 June 2007 are 16,150,000 (31 December 2006: 19,970,000) and the weighted average exercise price is $1.631 (31 December 2006: $1.627).

## 14. *Retirement benefits scheme*

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the consolidated income statement for the six months ended 30 June 2007 was $2,197,000 (30 June 2006: $1,123,000). The forfeited contribution refunded for the period amounted to $23,000 (30 June 2006: Nil).

## 15. *Commitments*

(a) Capital commitments outstanding at 30 June 2007 not provided for in the interim financial report were as follows:

| | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Contracted for | 94,721 | 3,463 |
| Authorised but not contracted for | 71,610 | 9,748 |
| | 166,331 | 13,211 |



## 15. Commitments (continued)

(b) At 30 June 2007, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

| | At 30 June 2007 $'000 | At 31 December 2006 $'000 |
|---|---|---|
| Within 1 year | 332 | 637 |
| After 1 year but within 5 years | 125 | 145 |
| | 457 | 782 |

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all the terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2007, the Company is committed to provide finance of $6,489,000 (31 December 2006: $6,489,000) to an associate of the Group.

## 16. Contingent liabilities

In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. As a result, the Intermediate People's Court of Yue Yang City ordered to freeze a bank deposit of the subsidiary in the amount of $4,700,000.

According to the judgement of the Intermediate People's Court of Yue Yang City issued on 12 December 2004, the subsidiary was ordered to pay compensation and court charges amounting to RMB4,934,000 and RMB40,000 respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of $4,700,000 was released.

In 2006, the PRC third party filed a new claim of RMB5,788,000 to the Intermediate People's Court of Zhongshan City. The court proceedings are still in progress as at the date of issue of this interim financial report.

The directors have reviewed the nature of the claim under dispute and considered that no provision is required to be made in the interim financial report.

## 17. *Material related party transactions*

Other than those disclosed elsewhere in the interim financial report, the Group entered into the following material related party transactions.

(a) *Material related party transactions during the period are summarised as follows:*

| | Six months ended 30 June | |
|---|---|---|
| | **2007**<br>**$'000** | 2006<br>$'000 |
| Purchase of fixed assets and related technical consultation services from a related company | **139,617** | — |
| Purchases of goods from related companies | **294,920** | 476 |
| Provision of electricity/water and leasing services to fellow subsidiaries | **815** | 2,092 |
| Maintenance fee paid to the immediate holding company | **115** | 189 |

*Note: Related companies to/from which goods or fixed assets and related services were sold and purchased include associates and the minority shareholder of a non-wholly owned subsidiary (including companies related to such minority shareholder).*

(b) *Transactions with other state-controlled entities in the PRC*

The Group is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed above, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

— Sales and purchase of goods and ancillary materials;

— Rendering and receiving services;

— Lease of assets;

— Purchase of property, plant and equipment; and

— Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled entities or not.



## 17. Material related party transactions (continued)

(b) *Transactions with other state-controlled entities in the PRC (continued)*

Having considered the potential transactions impacted by related party relationships, the entity's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the interim financial report, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

(c) *Key management personnel remuneration*

Remuneration for key management personnel, including amounts paid to the Company's directors is as follows:

| | Six months ended 30 June | |
| --- | --- | --- |
| | 2007 | 2006 |
| | $'000 | $'000 |
| Short-term employee benefits | 1,450 | 1,555 |
| Post-employment benefits | 263 | 239 |
| Equity compensation benefits | — | 1,778 |
| | 1,713 | 3,572 |

## 18. Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2007

Up to the date of issue of this interim financial report, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2007 and which have not been adopted in this interim financial report.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following development may result in new or amended disclosure in the Group's financial report:

| | Effective for accounting periods beginning on or after |
| --- | --- |
| HKFRS 8, Operating segments | 1 January 2009 |
| HKAS 23 (revised), Borrowing costs | 1 January 2009 |

# Independent Review Report



## TO THE BOARD OF DIRECTORS OF GUANGNAN (HOLDINGS) LIMITED
*(Incorporated in Hong Kong with limited liability)*

## Introduction

We have reviewed the interim financial report set out on pages 3 to 20 which comprises the consolidated balance sheet of Guangnan (Holdings) Limited as of 30 June 2007 and the related consolidated statements of income, and changes in equity and condensed consolidated statements of cash flows for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

## Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2007 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

**KPMG**
*Certified Public Accountants*

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

18 September 2007



# Results

For the first half of 2007, the Group's unaudited consolidated profit attributable to equity shareholders of the Company was HK$118,207,000, representing an increase of 101.6%, compared with HK$58,624,000 of the corresponding period last year. Basic earnings per share was HK13.09 cents, an increase of 101.4% from HK6.50 cents of the corresponding period last year.

# Interim Dividend

The Board declares the payment of an interim dividend for the six months ended 30 June 2007 of HK2.0 cents per share (six months ended 30 June 2006: HK1.5 cents per share).

# Business Review

During the period under review, consolidated turnover was HK$688,733,000, representing an increase of HK$65,952,000, or 10.6%, from HK$622,781,000 of the corresponding period last year. Such increase was mainly attributable to the growth in the tinplating business. In the first half of the year, apart from actively tapping into the current production potential of tinplating to satisfy market needs, the Group also shifted more focus on its black-plate manufacturing plant and Qinhuangdao tinplating plant projects. For the black-plate manufacturing plant project, we strived to achieve the planned production capacity during the year on the basis of steady improvement in product quality; for the Qinhuangdao tinplating plant project, we strived to fulfill its strategy of "formulate, design, construct, install and commence production all in one year". Both projects are targeted at obtaining expected results next year.

## Tinplating

During the first half of 2007, the tinplate production and sales volume of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate"), a subsidiary of the Group, were 87,485 tonnes and 88,774 tonnes, an increase of 4.8% and 0.1% respectively when compared with the corresponding period last year. Turnover was HK$619,034,000, representing an increase of 8.8% comparing to the same period last year. Operating profit was HK$44,865,000, an increase of HK$9,204,000, or 25.8% comparing to the same period last year. The tinplating business made the greatest profit contribution to the Group, with its turnover and operating profit accounting for 89.9% and 75.9% of the Group's turnover and operating profit respectively.

At the beginning of the year, the Group completed the acquisition of 5% interests in Zhongyue Tinplate from the PRC minority shareholder. Zhongyue Tinplate is now a wholly-owned subsidiary of the Group. There is ample room for further development and operations for Zhongyue Tinplate in the future.

The Group established a joint-venture, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd ("Zhongyue Posco"), with POSCO Co. Ltd. ("POSCO") , a steel enterprise with the fifth largest global steel output, on 16 February this year. The Group holds 66% interests of the new company while the remaining 34% is held by POSCO. The planned production capacity of tinplates is 250,000 tonnes per annum; construction for the project has been progressing well and is expected to commence production by the end of the year.

The black-plate manufacturing plant located in Zhongshan commenced production in the end of March this year, with the concerted efforts of our technical staff and production staff, gradually enhancing both quality and quantity of the products, providing favourable conditions to lower product costs and enter the diversified tinplating market comprehensively.

## Property Leasing

The Group's leasing properties include the plant and staff dormitory of Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai"), and the office building in Hong Kong. In the first half of 2007, the total turnover of leasing properties of the Group was HK$13,309,000, an increase of 14.9% compared with the same period last year. Profit from operations of leasing properties was HK$9,060,000, representing an increase of 11.0% as compared with the same period last year.

At the beginning of the year, the Group completed the acquisition of 5% interests in Shanhai from the PRC minority shareholder. Shanhai is now a wholly-owned subsidiary of the Group.

## Foodstuffs Distribution and Trading

During the first half of 2007, turnover of the foodstuffs distribution and trading business amounted to HK$56,390,000, representing an increase of HK$14,241,000 or 33.8% as compared with the same period last year, which was attributable to the fact that impact of bird flu no longer exists and the increase in provisional quotas of livestock distribution. For the first six months of this year, the foodstuffs distribution and trading business realised an operating profit of HK$11,491,000, an increase of HK$3,110,000 or 37.1% from the same period last year.

On 20 July 2007, the government of HKSAR announced that it has reached agreement with the Ministry of Commerce of the PRC, pursuant to which the government of HKSAR has agreed to admit Guangnan Hong Company Limited as the second Hong Kong-based distributor to import live pigs from the Mainland China. The Group is currently undergoing negotiations with governmental authorities of Hong Kong and China and related parties, so as to roll out the related new business as soon as possible.

## Associates

During the first half of 2007, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a major associate of the Group, recorded a sales volume of 188,987 tonnes of corn starch, its major products, representing a decrease of 6.5% as compared with the same period last year. Turnover of Yellow Dragon amounted to HK$604,077,000, a growth of 12.6% as compared with the same period last year while profit attributable to shareholders amounted to HK$34,040,000, an increase of HK$4,092,000 or 13.7%.

The Group owns 40% interest in Yellow Dragon and received a total dividend payment (in respect of the financial year 2006) of RMB16,793,000 (equivalent to HK$17,054,000) in the first half of 2007.

# Financial Position

As at 30 June 2007, the Group's total assets amounted to HK$1,945,355,000, and total liabilities stood at HK$658,234,000, representing an increase of HK$406,066,000 and HK$229,856,000 respectively compared with the positions at the end of last year. Net current assets decreased from HK$144,383,000 at the end of last year to HK$75,850,000, and current ratio (current assets divided by current liabilities) decreased from 1.36 as at the end of last year to 1.12. The Group maintains a healthy financial position.

## Liquidity and Financial Resources

As at 30 June 2007, the Group's cash and cash equivalent balances amounted to HK$166,895,000, representing an increase of 5.8% from the end of last year, of which an amount equivalent to HK$105,061,000 was denominated in Renminbi and the remaining amounts were denominated in Hong Kong dollars and US dollars.



As at 30 June 2007, the Group's interest-bearing borrowings amounted to HK$227,209,000. Accordingly, the Group's gearing ratio, measured by the Group's total interest-bearing borrowings over shareholders' fund, was 18.8%. The Group's interest-bearing borrowings will be repaid at maturity with proceeds from bills discounted to the banks, and carry interests at annual rates (or discounted rates) ranging from 2.97% to 4.5%.

As at 30 June 2007, the Group's total available banking facilities amounted to HK$257,400,000, HK$182,491,000 of which was issued with letters of credit, and HK$74,909,000 was unutilised banking facilities while discounting bills as mentioned above did not use up any banking facilities. With its cash and cash equivalents on hand, the recurring cash flows from its operations and banking facilities, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its businesses in the foreseeable future.

## Litigation
In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29 December 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,940,000). According to information currently available, the Group is of the view that no provision is required to be made for this claim.

## Exchange Rate Exposure
The Group's assets, liabilities and transactions are primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the period, the Group was not exposed to significant exchange risk. Foreign exchange gain for the period was HK$1,625,000.

# Employees and Remuneration Policies

As at 30 June 2007, the Group had a total of 804 full-time employees, increased by 81 compared with that as of the end of 2006. Among them, 21 were based in Hong Kong and 783 were based in the Mainland China. Staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2007, the Group continued to implement control on the headcount, organization structure and payroll of each subsidiary, and the management continued to implement effective performance bonus incentive scheme. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operation and profit after taxation. In addition, bonus will be distributed to the management, key personnel and outstanding staff according to the assessment results of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Company has also adopted a share option scheme to reward, attract, retain and motivate excellent and talented participants for their contributions to the Group.

## Prospects

Adjustments in the global industry and growth in domestic demand are introducing new business opportunities to the tinplating business in the Mainland China. The Group will aggressively capture such a rare chance to fully leverage on the favourable conditions brought about by the gradual completion of the integration of black-plate manufacturing plant and the commencement of production of the Qinhuangdao tinplating plant. We target to complete the strategic deployment of these two major tinplating production bases in the north and south respectively as soon as possible, so as to achieve an annual production capacity of 500,000 tonnes in the shortest time possible, and to optimize its tinplating product structure and upgrade its product quality. These measures are aimed at satisfying the increasing demand in the diversified tinplating product market, to fully prepare itself in anticipation of the Beijing Olympic Games in 2008.

## Directors' Interests and Short Positions in Securities

As at 30 June 2007, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and the chief executive are taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities ("Listing Rules") on the Hong Kong Stock Exchange were as follows:

### Interests and short positions in the Company
#### (i) Interests in ordinary shares

| Name of Director | Capacity/ nature of interests | Number of ordinary shares held | Long/short position | Approximate percentage of interests held |
|---|---|---|---|---|
| | | | | (Note) |
| Liang Jiang | Personal | 2,000,000 | Long position | 0.221% |
| Gerard Joseph McMahon | Personal | 100,000 | Long position | 0.011% |

Note: The approximate percentage of interests held was calculated on the basis of 903,903,285 ordinary shares of the Company in issue as at 30 June 2007.



## (ii) Interests in options relating to ordinary shares

| Name of Director | Date of share options granted# | Number of options held as at 1 January 2007 | Period during which share options is exercisable* | Total consideration paid for share options granted | Price per ordinary share payable on exercise of options | During the period number of share options | | | Number of options held as at 30 June 2007 | Share Price | |
| | | | | | | Exercised | Lapsed | Cancelled | | At share option grant date** | At share option exercise date** |
| | (dd.mm.yy) | ('000) | (dd.mm.yy) | (HK$) | (HK$) | ('000) | ('000) | ('000) | ('000) | (HK$) | (HK$) |
| Liang Jiang | 06.02.04 (Note) | 2,000 | 06.05.04– 05.05.09 | 10 | 1.582 | 2,000 | — | — | — | 0.155 | 1.570 |
| | 09.03.06 | 2,000 | 09.06.06– 08.03.16 | 1 | 1.660 | — | — | — | 2,000 | 1.610 | — |
| Tan Yunbiao | 06.02.04 (Note) | 1,500 | 06.05.04– 05.05.09 | 10 | 1.582 | — | — | — | 1,500 | 0.155 | — |
| | 09.03.06 | 2,000 | 09.06.06– 08.03.16 | 1 | 1.660 | — | — | — | 2,000 | 1.610 | — |
| Tsang Hon Nam | 09.03.06 | 300 | 09.06.06– 08.03.16 | 1 | 1.660 | — | — | — | 300 | 1.610 | — |
| Zhao Leili | 09.03.06 | 200 | 09.06.06– 08.03.16 | 1 | 1.660 | — | — | — | 200 | 1.610 | — |
| Luo Fanyu | 09.03.06 | 200 | 09.06.06– 08.03.16 | 1 | 1.660 | — | — | — | 200 | 1.610 | — |
| Gerard Joseph McMahon | 09.03.06 | 200 | 09.06.06– 08.03.16 | 1 | 1.660 | — | — | — | 200 | 1.610 | — |
| Tam Wai Chu, Maria | 09.03.06 | 200 | 09.06.06– 08.03.16 | 1 | 1.660 | — | — | — | 200 | 1.610 | — |
| Li Kar Keung, Caspar | 09.03.06 | 200 | 09.06.06– 08.03.16 | 1 | 1.660 | — | — | — | 200 | 1.610 | — |

\#  The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

\*  If the last day of any of the option periods is not a business day in Hong Kong, the option period shall end at the close of business on the last business day preceding that day.

\*\*  The share prices disclosed as "At share option grant date" and "At share option exercise date" are the closing prices of the ordinary shares of the Company quoted on the Hong Kong Stock Exchange on the trading day immediately prior to the date of grant of the share options and the date of exercise of the share options respectively.

Note:  For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.

# Interests and short positions in Kingway Brewery Holdings Limited
## Interests in ordinary shares

| Name of Director | Capacity/ nature of interests | Number of ordinary shares held | Long/short position | Approximate percentage of interests held |
|---|---|---|---|---|
| Luo Fanyu | Personal | 86,444 | Long position | 0.005% |

Note:  The approximate percentage of interests held was calculated on the basis of 1,706,672,000 ordinary shares of Kingway Brewery Holdings Limited in issue as at 30 June 2007.

# Interests and short positions in Guangdong Tannery Limited
## Interests in ordinary shares

| Name of Director | Capacity/ nature of interests | Number of ordinary shares held | Long/short position | Approximate percentage of interests held |
|---|---|---|---|---|
| Luo Fanyu | Personal | 70,000 | Long position | 0.013% |

Note:  The approximate percentage of interests held was calculated on the basis of 536,904,000 ordinary shares of Guangdong Tannery Limited in issue as at 30 June 2007.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the directors in trust for the Company, as at 30 June 2007, none of the directors and chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which are required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and chief executive are taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to Section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Save as disclosed above, at no time during the period was the Company, its holding companies or any of its subsidiaries or associated corporation a party to any arrangements to enable the directors of the Company or their spouse or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

## Substantial Shareholders' Interests

As at 30 June 2007, so far as is known to any director and chief executive of the Company, the following persons (other than a director and chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

| Name of Shareholder | Number of ordinary shares beneficially held | Long/short position | Approximate percentage of interests held |
|---|---|---|---|
| | | | *(Note 1)* |
| 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note 2)* | 536,380,868 | Long position | 59.34% |
| GDH Limited ("GDH") | 536,380,868 | Long position | 59.34% |

*Note:*

1.  The approximate percentage of interests held was calculated on the basis of 903,903,285 ordinary shares of the Company in issue as at 30 June 2007.

2.  The attributable interest which Yue Gang has in the Company is held through its 100 per cent. direct interest in GDH.

Save as disclosed above, no other person (other than a director and chief executive of the Company) known to any director and chief executive of the Company as at 30 June 2007 had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or as recorded in the register kept by the Company under Section 336 of the SFO.



# Share Option Schemes

On 11 June 2004, the Company adopted a new share option scheme ("2004 Share Option Scheme") enabling the Company to attract, retain and motivate high caliber and talented participants to make contributions to the Group. On the same day, the Company also terminated its share option scheme that was adopted on 24 August 2001 ("2001 Share Option Scheme"). Options granted under the 2001 Share Option Scheme prior to 11 June 2004 remain valid until lapsed.

During the period, 1,500,000 share options were lapsed and no share options were granted under the 2004 Share Option Scheme by the Company.

During the period, 2,320,000 share options were exercised under the 2001 Share Option Scheme. As at 30 June 2007, options were outstanding under the 2001 and 2004 Share Option Schemes entitling the holders to subscribe for 6,000,000 shares and 10,150,000 shares of the Company respectively.

As at 30 June 2007, save as disclosed in the section of "Directors' Interests and Short Positions in Securities", the following share options were outstanding under the 2001 and 2004 Share Option Schemes. Each option gives the holder the right to subscribe for one share of par value HK$0.5 each of the Company.

| Category | Date of share options granted[#] | Number of options held as at 1 January 2007 | Period during which share options is exercisable[*] | Total consideration paid for share options granted | Price per ordinary share payable on exercise of options | During the period number of share option | | | Number of options held as at 30 June 2007 | Share Price At share option grant date[**] | At share option exercise date[**] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Exercised | Lapsed | Cancelled | | | |
| | (dd.mm.yy) | ('000) | (dd.mm.yy) | (HK$) | (HK$) | ('000) | ('000) | ('000) | ('000) | (HK$) | (HK$) |
| Former Director | 09.03.06 | 200 | 09.06.06–08.03.16 | 1 | 1.660 | — | — | — | 200 | 1.610 | — |
| Employees and other participants | 06.02.04 (Note) | 4,820 | 06.05.04–05.05.09 | 10 | 1.582 | 320 | — | — | 4,500 | 0.155 | 2.220 |
| | 09.03.06 | 6,150 | 09.06.06–08.03.16 | 1 | 1.660 | — | 1,500 | — | 4,650 | 1.610 | — |

\#   The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

\*   If the last day of any of the option periods is not a business day in Hong Kong, the option period shall end at the close of business on the last business day preceding that day.

\*\*   The share prices disclosed as "At share option grant date" and "At share option exercise date" are the closing prices of the shares of the Company quoted on the Hong Kong Stock Exchange on the trading day immediately prior to the date of grant of the share options and the date of exercise of the share options respectively.

Note:   For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.

# Corporate Governance and Other Information

## Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Listing Rules on the Hong Kong Stock Exchange throughout the six months ended 30 June 2007, with the exception that certain non-executive directors are not appointed for specific terms as non-executive directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

## Model Code for Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2007.

## Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2007.

## Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the chairman of the Board, Mr. Liang Jiang, executive director and general manager, Mr. Tan Yunbiao, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss of offices.

During the six months ended 30 June 2007, a meeting was held by the Compensation Committee to explore into relevant issues.

## Nomination Committee

The Company established a nomination committee ("Nomination Committee") in June 2005. The Nomination Committee comprises the Chairman of the Board, Mr. Liang Jiang who is also chairman of the Nomination Committee, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board members and making recommendation on appointment and reappointment of directors.

During the six months ended 30 June 2007, a meeting was held by the Nomination Committee to explore into relevant issues.



## Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2007. In addition, the Company's external auditors, KPMG, have reviewed the aforesaid unaudited interim financial report.

## Purchase, Sale and Redemption of Listed Securities

During the six months ended 30 June 2007, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange.

## Interim Dividend

The Board has resolved to declare the payment of an interim dividend of HK2.0 cents per share (six months ended 30 June 2006: HK1.5 cents per share) for the six months ended 30 June 2007. The interim dividend will be paid on 31 October 2007 to the shareholders whose names appear on the Register of Members on 17 October 2007.

## Closure of Register of Members

The Register of Members of the Company will be closed on 16 October 2007 and 17 October 2007. During these two days, no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 October 2007.

By order of the Board
**Liang Jiang**
*Chairman*

Hong Kong, 18 September 2007

# THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred all** your shares in Guangnan (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



# GUANGNAN (HOLDINGS) LIMITED

## 廣南(集團)有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 1203)**

## MAJOR TRANSACTION
## ESTABLISHMENT OF A JOINT VENTURE COMPANY FOR
## THE PRODUCTION AND SALE OF TINPLATE PRODUCTS

## MAJOR AND CONNECTED TRANSACTION
## ACQUISITION OF PRODUCTION FACILITY
## AND PROVISION OF CONSULTATION AND TRAINING SERVICES
## AND
## CONTINUING CONNECTED TRANSACTION
## FOR THE SUPPLY OF BLACKPLATES

Independent financial adviser to the
independent board committee and independent shareholders
of Guangnan (Holdings) Limited



**CIMB-GK Securities (HK) Limited**

A letter from the Board is set out on pages 5 to 18 of this circular. A letter from the Independent Board Committee is set out on page 19 of this circular. A letter from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the independent Shareholders is set out on pages 20 to 26 of this circular.

30th April, 2007

# CONTENTS

# DEFINITIONS

*In this circular, the following terms and expressions shall have the following meanings unless the context otherwise requires:*

"Board"

the board of Directors;

"Company"

Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange;

"Continuing Connected Transaction"

the supply of blackplates by POSCO to Zhongyue Tinplate and the Joint Venture Company, further details of which are set out in the section headed "II. Continuing Connected Transaction" in the "Letter from the Board" in this circular;

"Directors"

directors of the Company;

"Enlarged Group"

the Group as enlarged by the establishment of the Joint Venture Company and the acquisition of Production Facility and provision of consultation and training services;

"GDH"

GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.36% of the issued share capital of the Company as at the Latest Practicable Date;

"Group"

the Company and its subsidiaries;

"HK$"

Hong Kong Dollar, the lawful currency of Hong Kong;

"Hong Kong"

the Hong Kong Special Administrative Region of the PRC;

"Independent Board Committee"

a committee of the Board comprising Mr. Gerard Joseph McMahon, Mr. Li Kar Keung, Caspar and Miss Tam Wai Chu, Maria, being the independent non-executive Directors;

"Independent Financial Adviser"

CIMB-GK Securities (HK) Limited, a licensed corporation under the SFO to carry on Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the independent Shareholders in respect of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction;

# DEFINITIONS

"Joint Venture Agreement"

the conditional joint venture agreement dated 21st December, 2006 entered into by Zhongyue, POSCO and POSCO-China, further details of which are set out in the section headed "1. Establishment of a Joint Venture Company and acquisition of production facility and provision of consultation and training services — 2. Joint Venture Agreement" in the "Letter from the Board" in this circular;

"Joint Venture Company"

中粵浦項(秦皇島)馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) established on 16th February, 2007 in accordance with PRC law pursuant to the terms of the Joint Venture Agreement which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China;

"JV Board"

the board of directors of the Joint Venture Company;

"JV Parties"

collectively, Zhongyue, POSCO and POSCO-China, all being parties to the Joint Venture Agreement;

"Latest Practicable Date"

26th April, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

"Listing Rules"

the Rules Governing the Listing of Securities on the Stock Exchange;

"Major and Connected Transaction"

The acquisition of the Production Facility by the Joint Venture Company from POSCO, together with the consultation services (including, but not limited to, the additional services under paragraph (ii) of the section headed "Consideration for the provision of consultation services" in this circular) and training services to be provided by POSCO to the Joint Venture Company, further details of which are set out in the section headed "1. Establishment of a Joint Venture Company and acquisition of the production facility and provision of consultation and training services" in the "Letter from the Board" in this circular;

"MOU"

the memorandum of understanding dated 21st December, 2006 entered into by Zhongyue and POSCO;

# DEFINITIONS

"POSCO"                         POSCO Co., Ltd., a company incorporated in Korea, the
                                shares of which are listed and traded on the Korea Stock
                                Exchange as registered common stock and on the New York
                                Stock Exchange, the London Stock Exchange and the Tokyo
                                Stock Exchange as depository receipts;

"POSCO-China"                   浦 項（中 國）投 資 有 限 公 司 (POSCO-China Holding
                                Corporation), a company incorporated in the PRC and a
                                wholly-owned subsidiary of POSCO;

"POSCO Group"                   POSCO and its subsidiaries;

"PRC"                           the People's Republic of China;

"Production Facility"           the production facility to be purchased by the Joint Venture
                                Company pursuant to the MOU and the Sale and Purchase
                                Agreement;

"RMB"                           Renminbi, the lawful currency of the PRC;

"Sale and Purchase Agreement"   the conditional sale and purchase agreement dated 15th
                                March, 2007 entered into between Zhongyue and POSCO in
                                relation to the acquisition of the Production Facility by the
                                Joint Venture Company, together with the consultation
                                services and training services to be provided by POSCO to
                                the Joint Venture Company;

"SFO"                           Securities and Futures Ordinance (Cap. 571 of the Laws of
                                Hong Kong);

"Shareholder(s)"                holder(s) of the Shares;

"Shares"                        shares of HK$0.50 each in the share capital of the Company;

"Stock Exchange"                The Stock Exchange of Hong Kong Limited;

"Transactions"                  the setting up of the Joint Venture Company and the
                                acquisition of the Production Facility by the Joint Venture
                                Company, together with the consultation and training
                                services to be provided by POSCO to the Joint Venture
                                Company;

"US$"                           United States Dollar, the lawful currency of the United
                                States of America;

"Zhongyue"                      Zhongyue Industry Material Limited, a company
                                incorporated in Hong Kong with limited liability and is an
                                indirect wholly-owned subsidiary of the Company;

"Zhongyue Tinplate" 中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22nd June, 1989 in the PRC and is currently a wholly-owned subsidiary of the Company;

"%" per cent;

"W" Korean won, the lawful currency of South Korean.

*If there is any inconsistency between the Chinese name of the entities mentioned in this circular and their English translation, the Chinese version shall prevail.*

*Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.*

*Conversion of Hong Kong dollars into Korean won is based on the exchange rate of HK$1.00 = W120.48.*

*The exchange rates referred above are for the use in this circular and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.*



# GUANGNAN (HOLDINGS) LIMITED
# 廣南（集團）有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 1203)**

| | |
|---|---|
| *Executive Directors:* | *Registered office:* |
| Liang Jiang *(Chairman)* | 22nd Floor |
| Tan Yunbiao | Tesbury Centre |
| Tsang Hon Nam | 24–32 Queen's Road East |
| | Hong Kong |

*Non-executive Directors:*
Zhao Leili
Luo Fanyu
Dong Decai
Hou Zhuobing

*Independent Non-executive Directors:*
Gerard Joseph McMahon
Tam Wai Chu, Maria
Li Kar Keung, Caspar

30th April, 2007

*To the shareholders of the Company*

Dear Sir or Madam,


**MAJOR TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE COMPANY FOR
THE PRODUCTION AND SALE OF TINPLATE PRODUCTS**

**MAJOR AND CONNECTED TRANSACTION
ACQUISITION OF PRODUCTION FACILITY
AND PROVISION OF CONSULTATION AND TRAINING SERVICES
AND
CONTINUING CONNECTED TRANSACTION
FOR THE SUPPLY OF BLACKPLATES**


**I. ESTABLISHMENT OF A JOINT VENTURE COMPANY AND ACQUISITION OF PRODUCTION FACILITY AND PROVISION OF CONSULTATION AND TRAINING SERVICES**

**1. Introduction**

Reference is made to the announcement of the Company dated 8th January, 2007 announcing that on 21st December, 2006, Zhongyue entered into the Joint Venture Agreement with POSCO and POSCO-China in relation to the establishment of the Joint Venture Company for the production and sale of tinplate products, and Zhongyue also entered into a MOU with POSCO in relation to the acquisition

by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Hebei Province, the PRC. The Joint Venture Agreement was entered into with detailed provisions to govern, inter alia, the establishment and operation of the Joint Venture Company including the scope of business, procedures of board meetings and general meetings, supervisory committee, distribution of profits, which are similar to the Joint Venture Company's articles of association. Accordingly, the MOU and the Joint Venture Agreement have been entered into for different purposes.

Reference is also made to the announcement of the Company dated 15th March, 2007 announcing that on 15th March, 2007, the Joint Venture Company entered into the Sale and Purchase Agreement with POSCO in relation to (i) the acquisition by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Hebei Province, the PRC; and (ii) the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility.

The purpose of this circular is to provide you with, among others:

(i)   further information regarding the Transactions and the Continuing Connected Transaction;

(ii)  a letter from the Independent Board Committee of the Company to the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction, set out in page 19 of this circular;

(iii) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction, set out in pages 20 to 26 of this circular; and

(iv)  the valuation reports of the Production Facility and the consultation services and training services prepared by Vigers Appraisal and Consulting Limited, an independent professional valuer appointed by the Company, set out in Appendix III of this circular.

2.   **Joint Venture Agreement**

Details of the Joint Venture Agreement are as follows:

**Date**

21st December, 2006

**Parties**

(1)   Zhongyue;

(2)   POSCO; and

(3)   POSCO-China.

To the best of the knowledge, information and belief of the Directors and after making all reasonable enquiries, POSCO and POSCO-China and their respective ultimate beneficial owners are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company on the day where the Joint Venture Agreement and the MOU were entered into.

*Nature of the Joint Venture Company and equity contribution*

The Joint Venture Company was established as a 外商合资有限公司 (foreign joint venture limited company) on 16th February, 2007. The registered capital of the Joint Venture Company is US$30 million (equivalent to approximately HK$234 million) and such amount shall be contributed by the JV Parties as follows:

|  | Percentage shareholding |
|---|---|
| Zhongyue | 66% |
| POSCO | 24% |
| POSCO-China | 10% |
| | |
| Total | 100% |

Accordingly, Zhongyue shall contribute 66% of the registered capital amounting to US$19.8 million (equivalent to approximately HK$154.44 million). The contribution of capital by Zhongyue has been and will be funded by Zhongyue's internal resources and/or borrowings.

According to the Joint Venture Agreement, the contribution to the capital of the Joint Venture Company is to be made in three stages by each JV Party in accordance with their respective proportion of contribution. Within 30 days of the issue of the business license of the Joint Venture Company, the JV Parties shall contribute 25% of the registered capital (the "**First Contribution**"). Within 30 days of the First Contribution, a further 25% of the registered capital shall be contributed (the "**Second Contribution**") and within 60 days of the Second Contribution, the remaining 50% of the registered capital shall be contributed by the JV Parties. Accordingly, as at the Latest Practicable Date, the JV Parties had contributed US$15 million (equivalent to approximately HK$117 million) of the registered capital of the Joint Venture Company.

The total investment in the Joint Venture Company will be US$60 million (equivalent to approximately HK$468 million) comprising US$30 million registered capital as aforesaid, with the balance to be funded by bank borrowings to be obtained by the Joint Venture Company and/or by shareholder's loans from the JV Parties. The JV Parties presently anticipate that the total investment of US$60 million will be sufficient for the purpose of the purchase of Production Facility, together with the consultation services to be provided and training services has been provided by POSCO to the Joint Venture Company, and the funding of the initial working capital of the Joint Venture Company.

*Purpose and business of the Joint Venture Company*

The purpose and business of the Joint Venture Company are the production and sale of tinplate products, and POSCO will sell and transfer the technologically advanced Production Facility to the Joint Venture Company for the production of tinplate products. The tinplate products produced by the Joint Venture Company will principally be used as raw materials for food and beverage packaging.

*Term*

The term of the Joint Venture Company is 50 years and may be extended with the approval of the relevant PRC government authorities.

*Board composition*

The board of directors of the Joint Venture Company will comprise seven directors, out of which Zhongyue will be entitled to nominate four directors and POSCO will be entitled to nominate three directors. The chairman of the Joint Venture Company will be nominated by Zhongyue and the vice chairman of the Joint Venture Company will be nominated by POSCO.

## 3. MOU

The MOU sets out the framework and procedures for setting up the Joint Venture Company and the sale of the Production Facility by POSCO to the Joint Venture Company. While it is legally binding, the MOU only serves as a framework agreement and further terms and conditions in respect of the acquisition of the Production Facility was included in the Sale and Purchase Agreement. Pursuant to the MOU, upon the establishment of the Joint Venture Company, (i) Zhongyue, as the majority shareholder having a 66% shareholding interest in the Joint Venture Company, and (ii) POSCO, as the second largest shareholder having a 24% shareholding interest in the Joint Venture Company, agreed that the Production Facility will be sold by POSCO to the Joint Venture Company at a consideration to be determined based on arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility by Vigers Appraisal and Consulting Limited, an independent professional valuer appointed by the Company, set out in Appendix III of this circular.

## 4. Sale and Purchase Agreement

The Sale and Purchase Agreement sets out the detailed specifications of the Production Facility, and the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility. A summary of certain principal terms is as follows:

*Consideration for the purchase of Production Facility*

A consideration of approximately US$17,605,000 (equivalent to approximately HK$137,319,000) is payable by the Joint Venture Company to POSCO for the purchase of the Production Facility in the following manner:

    (i)    20% of the consideration is payable (and has been paid) by the Joint Venture Company as deposit for the purchase within 15 days upon the signing of the Sale and Purchase Agreement;

(ii)   40% of the consideration will be paid by the Joint Venture Company within 10 days upon the first shipment of the Production Facility; and

(iii)  the remaining 40% will be paid by the Joint Venture Company within 30 days after the final shipment of the Production Facility.

The consideration was determined based on arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility by an independent professional valuer which amounted to approximately HK$157,751,000 as at 31st January, 2007. Accordingly, as at the Latest Practicable Date, approximately US$3.521 million (equivalent to approximately HK$27,463,800) has been paid by the Joint Venture Company as deposit for the purchase of the Production Facility.

*Consideration for the provision of consultation services*

The consideration that will be payable by the Joint Venture Company to POSCO for the 6-month consultation services to be provided by POSCO to the Joint Venture Company shall comprise:

(i)    an amount of approximately US$491,000 (equivalent to approximately HK$3,829,800), which shall be satisfied in the following manner:

    (a)   50% of the consideration will be paid by the Joint Venture Company on or before 30th June, 2007; and

    (b)   the remaining 50% will be paid by the Joint Venture Company on or before 31st December, 2007;

(ii)   any additional man-hour incurred will be charged at a rate of US$44 per hour during the service period; and

(iii)  any additional days incurred after the service period will be charged at a rate of US$454 per day.

The Company expects that under normal circumstances the additional costs that may be incurred in the provision of the consultation services will not be more than US$49,100 (equivalent to approximately HK$382,980) by 30th November, 2007.

*Consideration for the provision of training services*

A consideration of approximately US$63,000 (equivalent to approximately HK$491,400) is payable (and has been paid) by the Joint Venture Company to POSCO on or before 31st March, 2007 for the training services to be provided by POSCO.

*Details of the Production Facility*

The Production Facility is a set of electrolytic tinplate production machines with a maximum annual production capacity of 250,000 tonnes of tinplates. Machinery and equipment includes an electrolytic tinning line, three shearing lines, and testing equipment. Major production machines

include coil cars, welder, pay-off reels, leveler, bridle rolls, steering rolls, shear, looping towers, scrubber rolls, induction heater, hot air dryer, muffle furnace, cleaning tanks, electrostatic oiler, conveyors, hydraulic system, electrical system, process control system, others. Testing machines comprised of Sn/Cr coating thickness analyzer, hydrophil balance and UV/VIS spectrophotometer. Spare parts consist of rolls, printed circuit boards, DC power supplies, inverters/converters, hydraulic valves, air motors, timing belts, pneumatic valves, drive couplings, circuit breakers, ball bearings, etc.. The Production Facility adopts the modified Ferrostan type technology which is an advanced tinplate production technology in the PRC. As advised by POSCO, the aggregate original cost and the net book value as at 31st December, 2006 of the Production Facility are ₩48.2 billion (equivalent to approximately HK$400.1 million) and ₩16.4 billion (equivalent to approximately HK$136.1 million), respectively.

*Details of the consultation services to be provided by POSCO*

POSCO shall provide 46 man-month on-site consultation services to the Joint Venture Company at its plant in Qinhuangdao City, Hebei Province, the PRC in relation to the operation of the Production Facility.

*Details of the training services to be provided by POSCO*

POSCO shall provide 12 man-month training services to the staff of the Joint Venture Company at the plant of POSCO in Korea in relation to the operation of the Production Facility.

*Other information*

As at the Latest Practicable Date, only a portion of the Production Facility has been delivered to the Joint Venture Company and training services has been provided to the Joint Venture Company. The consideration in relation to the Major and Connected Transaction will be funded by the Joint Venture Company from the capital contributions received and to be received from the JV Parties.

After the establishment of the Joint Venture Company, the signing of the Sale and Purchase Agreement constitutes a connected transaction for the Company under the Listing Rules as POSCO will become a substantial shareholder of the Joint Venture Company and therefore POSCO will be regarded as a connected person of the Group under the Listing Rules.

5. **Information on the Group**

*The Company*

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

*Zhongyue*

Zhongyue is an indirect wholly-owned subsidiary of the Company and is an investment holding company of its subsidiaries which are principally engaged in the manufacture and sale of tinplates and tinplate related products.

*The Joint Venture Company*

The Joint Venture Company is an indirect non wholly-owned subsidiary of the Company and is intended to be principally engaged in the manufacture and sale of tinplates and tinplate related products.

## 6. Information on the Counterparties

*POSCO*

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

*POSCO-China*

POSCO-China is a wholly-owned subsidiary of POSCO and a holding company to manage the subsidiaries of POSCO in the PRC.

## 7. Reasons for Entering into the Joint Venture Agreement, the MOU and the Sale and Purchase Agreement

The Group has been exploring opportunities to further expand its production capacity and sales of tinplate products. The Board believes that the establishment of the Joint Venture Company in Qinhuangdao will provide a valuable opportunity for the Group to expand its business in the northern region of the PRC and the Group would also benefit from its investment in the Joint Venture Company through securing adequate supply of blackplates and advancing its tinplate production technology, as Zhongyue Tinplate and POSCO have established a good working relationship in the supply of blackplates from POSCO to Zhongyue Tinplate in the past few years. POSCO has been a reliable supplier to the Group, and the Board believes such relationship will be enhanced after the establishment of the Joint Venture Company. The Board anticipates that the Group will stand to benefit, over the longer term, from its investment in the Joint Venture Company.

The Production Facility was sold by POSCO to the Joint Venture Company, together with the consultation services to be provided and training services has been provided by POSCO to the Joint Venture Company, at a consideration determined after arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility and consultation services and training services by Vigers Appraisal and Consulting Limited, an independent professional valuer appointed by the Company, set out in Appendix III of this circular.

Based on above, the Board considers that the Joint Venture Agreement, the MOU and the Sale and Purchase Agreement are on normal commercial terms which are fair and reasonable, and have been entered into after arm's length negotiation and are in the interests of the Shareholders as a whole.

**8. Listing Rules Implications**

As the aggregate amount of (i) the registered capital and the shareholder's loan, if any, paid and payable by Zhongyue to the Joint Venture Company, and (ii) the consideration paid and payable by the Joint Venture Company to POSCO for the acquisition of the Production Facility, together with the consultation services to be provided and training services has been provided by POSCO to the Joint Venture Company, together exceeds 25% (but does not exceed 100%) of one or more of the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Company, the Transactions constitute a major transaction for the Company under Chapter 14 of the Listing Rules.

Since (i) the establishment of the Joint Venture Company constitutes a major transaction of the Company; and (ii) the acquisition of the Production Facility, together with the consultation services to be provided and training services has been provided by POSCO to the Joint Venture Company, constitute a major and connected transaction for the Company under the Listing Rules, under Rule 14.40, they will be subject to the approval of the Shareholders, which shall be given by a majority vote at a general meeting of the Shareholders, unless the conditions in Rule 14.44 can be satisfied, in which case a written shareholder's approval may be accepted in lieu of holding a formal shareholders' meeting of the Company.

Furthermore, as the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Major and Connected Transaction are more than 2.5% and the consideration involved is expected to be more than HK$10,000,000 in accordance with Chapter 14A of the Listing Rules, it is also subject to the reporting, announcement and independent shareholders' approval requirements under the Chapter 14A of the Listing Rules.

As:

(i) GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transactions;

(iii) the Company has obtained a written approval from GDH to approve the Transactions in lieu of holding a formal shareholders' meeting of the Company; and

(iv) the Stock Exchange has granted a waiver pursuant to Rule 14A.43 of the Listing Rules in relation to the independent shareholders' approval requirement, no shareholders' meeting of the Company is therefore required for the said purpose of the Listing Rules.

## 9. Financial Effect of the Transactions

The Joint Venture Company has become a 66% indirectly owned subsidiary of the Company, and the results of the Joint Venture Company will be consolidated into the Group's financial statements.

### Assets

Subsequent to the completion of the establishment of the Joint Venture Company, the unaudited pro forma total assets of the Group is approximately HK$1,618,849,000. (Please refer to Appendix II for details.) The increase in unaudited total assets of the Group as compared with the audited total assets of the Group at 31st December, 2006 is mainly attributable to the capital being injected into the Joint Venture Company by the JV Parties. The unaudited pro forma total assets of the Enlarged Group subsequent to the acquisition of the Production Facility and provision of consultation and training services will decrease by HK$491,000 as compared to the unaudited pro forma total assets of the Group upon completion of the establishment of the Joint Venture Company. The decrease is mainly attributable to the payment of training services to POSCO. The non-current assets will increase by approximately HK$141,149,000 after the acquisition of the Production Facility and consultation services while the current assets will decrease by HK$141,640,000 for the payment of the acquisition cost and services. The Directors consider that the entering into of the Joint Venture Agreement, the MOU and the Sale and Purchase Agreement will enlarge the assets base of the Group.

### Earnings

The Joint Venture Company and the Production Facility have not recorded any earnings in the past, the impact on the earnings of the Enlarged Group will depend on the future performance of the Joint Venture Company. The Directors consider that the establishment of the Joint Venture Company and the acquisition of the Production Facility and provision of consultation and training services is expected to enhance the revenue and earning base of the Group.

### Liabilities

The liabilities of the Enlarged Group upon completion will remain unchanged subsequent to the completion of the establishment of the Joint Venture Company and the acquisition of the Production Facility and provision of consultation and training services.

## 10. Financial and Trading Prospects of the Group

### Business Review

In 2006, the production and sales volume of tinplate of Zhongshan Tinplate amounted to 164,986 tonnes and 171,254 tonnes, representing a substantial increase of approximately 43.8% and 67.6% respectively when compared with 2005. The turnover was approximately HK$1,108,939,000, representing an increase of approximately 39.0% when compared with 2005. Profit from operations was approximately HK$81,797,000, representing an increase of approximately HK$26,702,000 or 48.5% when compared with 2005. Excluding the impairment loss from closing down of power plant amounting to approximately HK$9,346,000 due to the high oil price, the increase would have been approximately 65.4%. The contribution from the tinplate

business to the Group's profit was the most significant. The turnover of such business accounted for approximately 90.8% of the Group's turnover, and the profit from operations of such business accounted for approximately 73.8% of the Group's profit from operations.

The construction of the Group's black-plate manufacturing factory was completed at the end of 2006. For the year ended 31st December, 2006, HK$198,636,000 was paid toward such construction, which mainly funded by internal resources. The factory commenced production in March 2007 with an annual production capacity of 150,000 tonnes, and it is expected to provide favourable conditions to lower production cost and enter the niche market for tinplates comprehensively.

As a brand-name tinplate manufacturer in the mainland, both the tin-coated steel plates and chromium-coated steel plates of Zhongyue Tinplate were awarded the "China Packaging Brand Products" in April 2006 and was then the only awarded tinplate manufacturer in the PRC. The Group will continue its comparative advantages in its brand and technology and thereby increasing its market share.

At the beginning of 2007, the Group acquired a 5% interest in Zhongyue Tinplate from the PRC minority shareholders, and Zhongyue Tinplate has become a wholly-owned subsidiary of the Group after the acquisition. This allows more room for future development and operations for Zhongyue Tinplate.

*Financial Position*

As at 31st December, 2006, the Group's total assets amounted to approximately HK$1,539,289,000, and total liabilities stood at approximately HK$428,378,000, representing an increase of approximately HK$300,659,000 and approximately HK$168,964,000 respectively compared with the positions at the end of 2005. The net current assets decreased from approximately HK$380,978,000 at the end of 2005 to approximately HK$144,383,000, and the current ratio (current assets divided by current liabilities) decreased from approximately 2.54 as at the end of 2005 to approximately 1.36. The Group has a very sound financial position, laying a solid foundation for future business expansion.

*Liquidity and Financial Resources*

As at 31st December, 2006, the Group maintained cash and cash equivalent balances of approximately HK$157,737,000. Part of the amount of approximately HK$44,206,000 was Renminbi and approximately HK$59,373,000 was United States Dollars while the remaining was denominated in Hong Kong dollars. Cash and cash equivalent balances increased by approximately 62.8% from the end of the 2005.

As at 31st December, 2006, the Group's interest-bearing borrowings amounted to approximately HK$81,557,000. Accordingly, the Group's gearing ratio was approximately 7.6%, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund. The Group's interest-bearing borrowings will be payable by the proceeds from the bills discounted to the bank at an annual interest rate (or discount rate) between approximately 1.92% to 3.24%.

As at 31st December, 2006, the Group's total available banking facilities amounted to approximately HK$257,400,000, of which approximately HK$181,913,000 was utilized banking facilities for letters of credit. The unutilized banking facilities amounted to approximately HK$75,487,000. The above-mentioned discounting bills did not use up any banking facilities. With its cash and cash equivalents holdings, the recurring cash flow from its operations and banking facilities, Directors believe that the Group will have sufficient funds to meet its present operation requirements and the requirements to further develop its businesses in the foreseeable future.

*Capital structure*

There was no change in the capital structure of the Company in the past twelve months.

*Prospects*

With the commencement of production of the Joint Venture Company, POSCO, originally the supplier, became the Group's strategic business partner. From now onwards, not only will the supply of black-plates, but also production technology and even market expansion be supported by POSCO. The tinplates business of the Group will have further development and continue to generate more profit contribution for the Group.

## 11. Working Capital

The Directors are, to the best of their knowledge and belief, of the opinion that after taking into account the Enlarged Group's existing cash and bank balances, the present available banking facilities and other loan facilities, the Enlarged Group will have sufficient working capital to satisfy its present requirements, in the absence of unforeseen circumstances, for the next twelve months from the date of this circular.

## 12. Indebtedness

*Borrowings*

As at 28th February, 2007, the Enlarged Group had bank loans secured by bill receivables of approximately HK$104,028,000 and an amount due to a fellow subsidiary of approximately HK$23,250,000, which was unsecured and unguaranteed.

Save as aforesaid and apart from intra-group liabilities, the Enlarged Group did not have any outstanding mortgages, charges, debt securities (whether issued and outstanding, and authorized or otherwise created but unissued), term loans and overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits or hire purchase commitments or material contingent liabilities or guarantees as at the Latest Practicable Date.

## II. CONTINUING CONNECTED TRANSACTION

### 1. Introduction

Pursuant to a written supply agreement dated 14th September, 2005 and entered into between POSCO and Zhongyue Tinplate, the POSCO Group has been supplying blackplates, as raw materials, to Zhongyue Tinplate for the purpose of producing tinplates and tinplate related products for a term of one year and such term will be extended annually thereafter if both parties have no objection, and such supply agreement is expected to continue after the establishment of the Joint Venture Company subject to the approval of the independent Shareholders. Pursuant to a written supply agreement dated 21st December, 2006 and entered into between POSCO and Zhongyue, the POSCO Group will supply blackplates to the Joint Venture Company after the completion of the acquisition of the Production Facility and its having become operational for a term of one year and such term will be extended annually thereafter if both parties have no objection and the Continuing Connected Transaction will only commence after obtaining the approval of the independent Shareholders. After the establishment of the Joint Venture Company, the supply of blackplates by the POSCO Group to Zhongyue Tinplate and the Joint Venture Company constitutes a non-exempt continuing connected transaction for the Company under the Listing Rules as POSCO and POSCO-China have each become a substantial shareholder of the Joint Venture Company and therefore members of the POSCO Group are regarded as connected persons of the Company under the Listing Rules.

The price of the blackplates purchased by Zhongyue Tinplate from the POSCO Group has been determined based on the prevailing market price of blackplates and after arm's length negotiation between Zhongyue Tinplate and the POSCO Group. After the establishment of the Joint Venture Company, the price of the blackplates purchased by Zhongyue Tinplate and the Joint Venture Company from the POSCO Group continues to be determined based on the then prevailing market price of blackplates and after arm's length negotiation among the parties concerned and written agreements have been entered into in relation to the Continuing Connected Transaction. The Board considers that the supply of blackplates by the POSCO Group to Zhongyue Tinplate and the Joint Venture Company, upon its establishment, will continue to be carried out in the ordinary and usual course of business of the Group and on normal commercial terms from the perspective of the Group, and the terms of the transaction are and will continue to be fair and reasonable and in the interests of the Shareholders as a whole.

The consideration for the blackplates purchased and to be purchased by Zhongyue Tinplate and the Joint Venture Company has been and will continue to be settled by letter of credit or otherwise as agreed from time to time by the relevant parties.

### 2. Reasons for the Continuing Connected Transaction

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate and the Joint Venture Company to purchase blackplates from the POSCO Group, as POSCO is a market leader in the steel production business (which includes the manufacture of blackplates) and is therefore assured stable supply of blackplates to the Group.

The Board considers that the purchase of blackplates from the POSCO Group is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

## 3. Historical Sale and Proposed Annual Caps

The table below sets out (i) the historical purchases of blackplates by Zhongyue Tinplate from the POSCO Group for the three years ended 31st December, 2006; and (ii) the proposed annual caps for the purchase of blackplates by Zhongyue Tinplate and the Joint Venture Company on an aggregated basis from the POSCO Group for the three years ending 31st December, 2009.

| | Purchase of blackplates by Zhongyue Tinplate and the Joint Venture Company on an aggregated basis | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Historical sales | | | Proposed annual caps | | |
| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| USD *(in '000)* | 34,993 | 78,507 | 76,200 | 106,500 | 265,540 | 317,830 |
| HK$ *(in '000)* | 272,945 | 612,355 | 594,361 | 830,700 | 2,071,212 | 2,479,074 |

The proposed annual caps for the purchase of blackplates by Zhongyue Tinplate and the Joint Venture Company from the POSCO Group for the three years ending 31st December, 2009 have been determined with reference to the Company's projection of the productions of the tinplates and tinplate related products manufactured by Zhongyue Tinplate and the Joint Venture Company for 2007, 2008 and 2009, which in turn are based on:

1. the production of tinplates and tinplate related products by Zhongyue Tinplate for the three years ended 31st December, 2006;

2. the anticipated demand of blackplates of Zhongyue Tinplate and the Joint Venture Company in the next three years;

3. the historical price level of blackplates in the past three years and the anticipated price level of blackplates in the next three years; and

4. the anticipation that the Production Facility becomes operational for the manufacture of tinplate products by the Joint Venture Company in 2008.

## 4. Listing Rules Implications

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual caps for the Continuing Connected Transaction for the three years ending 31st December, 2009 are more than 2.5% and each of the proposed annual caps is more than HK$10,000,000 in accordance with Chapter 14A of the Listing Rules, they are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

As:

(i) GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction;

(iii) the Company has obtained a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company; and

(iv) the Stock Exchange has granted a waiver pursuant to Rule 14A.43 of the Listing Rules in relation to the independent shareholders' approval requirement, no shareholders' meeting of the Company is therefore required for the said purpose of the Listing Rules.

## III. INDEPENDENT ADVICE

### 1. Independent Board Committee

An Independent Board Committee comprising the independent non-executive Directors (namely, Mr. Gerard Joseph McMahon, Mr. Li Kar Keung, Caspar and Miss Tam Wai Chu, Maria) has been appointed by the Company to consider the terms of the Major and Connected Transaction and the Continuing Connected Transaction (the "**Terms**") and the respective caps in relation to the Continuing Connected Transaction (the "**Respective Caps**"). The Independent Board Committee has been appointed to advise the independent Shareholders as to whether the Terms and the Respective Caps are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

### 2. Independent Financial Adviser

The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the independent Shareholders on the fairness and reasonableness of the Terms and the Respective Caps.

## IV. FURTHER INFORMATION

Your attention is drawn to (i) the letter setting out the advice from the Independent Board Committee to the independent Shareholders, which is set out in page 19 of this circular; (ii) the letter of advice from the Independent Financial Adviser setting out its advice to the Independent Board Committee and the independent Shareholders in relation to the Terms and the Respective Caps, which is set out in page 20 to 26 of this circular; and (iii) the additional information set out in the Appendices to this circular.

Yours faithfully,
By Order of the Board
**GUANGNAN (HOLDINGS) LIMITED**
**Liang Jiang**
*Chairman*



# GUANGNAN (HOLDINGS) LIMITED
# 廣南（集團）有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 1203)**

30th April, 2007

*To the independent Shareholders*

Dear Sir or Madam,

## MAJOR AND CONNECTED TRANSACTION
## AND
## CONTINUING CONNECTED TRANSACTION

We refer to the circular of the Company dated 30th April, 2007 (the "Circular"), of which this letter forms part. Terms defined herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being the Directors constituting the Independent Board Committee, have been appointed by the Board to advise you as to whether the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned.

We wish to draw your attention to the letter from the Board, which is set out on pages 5 to 18 of the Circular, and the letter of advice from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser appointed by the Company to advise the Independent Board Committee, setting out its advice to us in respect of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction, as set out on pages 20 to 26 of the Circular.

Having considered the terms of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction and the advice of CIMB-GK Securities (HK) Limited, we are of opinion that the terms of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned and the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
Independent Board Committee

| Li Kar Keung, Caspar | Gerard Joseph McMahon | Tam Wai Chu, Maria |
|:---:|:---:|:---:|
| *Independent non-executive* | *Independent non-executive* | *Independent non-executive* |
| *Director* | *Director* | *Director* |

*The following is the full text of the letter of advice from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser to the Independent Board Committee and the independent Shareholders, which has been prepared for the purpose of incorporation into this circular, setting out its advice to the Independent Board Committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction.*



## CIMB-GK Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

30th April, 2007

*To the Independent Board Committee and*
*the independent Shareholders*

Dear Sirs,

## MAJOR AND CONNECTED TRANSACTION
## AND
## CONTINUING CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee in relation to the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction, details of which are contained in a circular (the "Circular") to the Shareholders dated 30th April, 2007, of which this letter forms part. Terms used in this letter have the same meanings as defined in the Circular.

An independent board committee comprising Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors, has been formed to advise the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction. As none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction; the Company has obtained a written approval from GDH who holds approximately 59.36% of the Company's existing issued share capital to approve the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company, the Stock Exchange has granted the waiver pursuant to Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval, and no further shareholders' meeting of the Company will therefore be required to be convened.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information and documents and have taken reasonable steps as required under Rule 13.80, including the notes thereto of the Listing Rules to satisfy ourselves that we have a reasonable basis to assess the fairness and reasonableness of the terms of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction in order to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Group, POSCO or any of their respective subsidiaries or associates.

## PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Major and Connected Transaction and the Continuing Connected Transaction, we have considered the following principal factors and reasons:

### 1. Major and Connected Transaction

#### *Background and rationale*

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuff.

As noted from the announcements of the Company dated 8th and 26th January, 2007, Zhongyue has entered in the MOU with POSCO in December 2006 pursuant to which the Joint Venture Company, a 66% indirectly owned subsidiary of the Company, will acquire the Production Facility from POSCO (the "Acquisition") for the purpose of setting up a manufacturing facility for the production of tinplate products at the Joint Venture Company. POSCO, the partner of the Joint Venture Company, is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates. POSCO has been supplying blackplates to the Group for its production of tinplates and related products. Subsequent to the signing of the MOU, the Joint Venture Company has entered into the Sale and Purchase Agreement with POSCO on 15th March, 2007 to effect the Acquisition; and for POSCO to provide to the Joint Venture Company the consultation services (the "Consultation Services") and training services (the "Training Services") in relation to the operation of the Production Facility.

As noted from the Letter from the Board, the Production Facility is a set of electrolytic tinplate production machines with a maximum annual production capacity of 250,000 tonnes of tinplates and adopts the modified Ferrostan type technology which is an advanced tinplate

production technology in the PRC. We noted from the interim report of the Company for the six months ended 30th June, 2006 that the management of the Company has been actively studying the development strategies to explore new markets for tinplates, particularly in the northern region of the PRC. Given the fact that the Joint Venture Company with POSCO is located in the northern region of the PRC, Hebei Province, the Group's established working relationship with POSCO through POSCO's supply of blackplates to the Group in the past few years and with POSCO's relevant expertise in the steel industry, we consider it reasonable for the Company to effect the Acquisition with POSCO which will facilitate the Group to increase and advance its tinplates production capacity and technology.

As regards the Consultation Services, we note that POSCO shall provide 46 man-month on-site consultation services to the Joint Venture Company at its plant in Qinhuangdao City, Hebei Province, the PRC in relation to the operation of the Production Facility; and as regards the Training Services, POSCO shall provide 12 man-month training services to the staff of the Joint Venture Company at the plant of POSCO in Korea in relation to the operation of the Production Facility. Given that POSCO is the vendor of the Production Facility and the joint venture partner of the Joint Venture Company, and, as we understand from Vigers Appraisal and Consulting Limited (the "Independent Valuer"), the personnel to be provided by POSCO under the Consultation Services are the existing technicians operating and maintaining the Production Facility at the POSCO's site in Korea, we consider the provision of the Consultation Services and the Training Services by POSCO is in the interests of the Company and the Shareholders as a whole as this will facilitate smooth operation of the Production Facility at the Joint Venture Company in future.

*Views*

Given the above and in particular the fact that (i) the entering into of the Sales and Purchase Agreement is consistent with the Company's stated business strategies; (ii) the Acquisition will increase the overall tinplate production capacity of the Group; and (iii) the Consultation Services and the Training Services will facilitate a smooth operation of the Production Facility at the Joint Venture Company, we concur with the views of the Directors and consider that the Major and Connected Transaction is in the interest of the Company and the Shareholders as a whole.

***Consideration for the Major and Connected Transaction***

Pursuant to the Sale and Purchase Agreement, the consideration for the Major and Connected Transaction is as follows:

(i)    approximately US$17,605,000 (equivalent to approximately HK$137,319,000) for the Acquisition (the "Acquisition Consideration");

(ii)    approximately US$491,000 (equivalent to approximately HK$3,829,800) for the provision of the Consultation Services; and

(iii)    approximately US$63,000 (equivalent to approximately HK$491,400) for the provision of the Training Services.

*The Acquisition Consideration*

Based on the valuation report of the Production Facility set out in Appendix III to the Circular, the Independent Valuer valued the Production Facility at approximately HK$157.75 million (the "Facility Valuation") as at 31st January, 2007 as compared to its net book value as at 31st December, 2006 of approximately ₩16.4 billion (equivalent to approximately HK$136.1 million). The Acquisition Consideration of approximately US$17,605,000 (equivalent to approximately HK$137,319,000) represents a discount of approximately 13.0% to the Facility Valuation. We have discussed with the Independent Valuer as to the methodologies, bases and assumptions adopted in arriving at the Facility Valuation. We noted that the Independent Valuer, after taking into account the particulars and nature of the Production Facility and the lack of direct market comparables, has adopted the cost approach to arrive at the Facility Valuation as they considered such approach could provide a reasonable indication of value for assets without known used market comparables in the case of the Production Facility. We further noted that the Independent Valuer has conducted physical inspection of the Production Facility, investigated market conditions, and interviewed relevant personnel at the Production Facility. The Independent Valuer observed that the Production Facility is generally in good working condition and consider that the Production Facility will continue to be used for the purpose for which it was designed and built.

*Consideration for the Consultation Services and the Training Services*

Based on the valuation report of the Consultation Services and the Training Services set out in Appendix III to the Circular, the consideration for the Consultation Services and the Training Services represents a discount of approximately approximately 15.2% and 2.3%, respectively, to the fair cost of approximately HK$4.5 million for the Consultation Services and approximately HK$503,000 for the Training Services as advised by the Independent Valuer. We have discussed with the Independent Valuer and have been given to understand that in determining the fair costs for the Consultation Services and the Training Services, the Independent Valuer has considered information provided by POSCO in relation to the numbers, experience and salaries of engineers and technicians involved under the Consultation Services (who are also the same engineers and technicians currently operating and maintaining the Production Facility at the POSCO's site in Korea); the duration and relevant expenses to be incurred; and the scope of work of the engineers and skilled technicians under the Consultation Services and the Training Services including supervision in installation, operation and maintenance of the Production Facility. We have also been advised by the Independent Valuer that the number of engineers and skilled technicians and the duration in relation to the Consultation Services and the Training Services is reasonable for the type and complexity of the Production Facility.

*Views*

Having regard to the above, we have no reasons to doubt the appropriateness of the bases and assumptions adopted by the Independent Valuer in arriving at the aforesaid respective valuations for the Production Facility, the Consultation Services and the Training Services. Accordingly, we are of the view that the Acquisition Consideration and the consideration for the Consultation Services and the Training Services to be fair and reasonable so far as the Company and the independent Shareholders are concerned.

*Financial effects*

As the aggregate consideration for the Major and Connected Transaction will be satisfied by the capital contributions made by the Company and POSCO to the Joint Venture Company, the Major and Connected Transaction will have no material adverse impact on the existing financial position of the Group.

2.   **Continuing Connected Transaction**

*Background and rationale*

POSCO Group has been supplying blackplates, as raw material, to Zhongyue Tinplate for the purpose of producing tinplates and tinplate related products, and the Directors expect this to continue after the establishment of the Joint Venture Company. Upon the Production Facility becomes operational for the manufacture of tinplate products, POSCO Group will also supply blackplates to the Joint Venture Company for the production of tinplate products which constitutes the Continuing Connected Transaction.

We note from the research report "World Steel in Figures — 2006" published by the International Iron and Steel Institute that in terms of steel output in 2005, POSCO is the fourth largest steel-producing company in the world. POSCO shares are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts. In addition, we also note that based on the Group established working relationship with POSCO in the past few years, the Directors consider POSCO to be a reliable supplier of blackplates. Given this and with POSCO's relevant expertise in the steel industry, we concur with the views of the Directors and consider that the Continuing Connected Transaction can continue to assure a stable supply of blackplates to the Group.

As noted in the Letter from the Board, the price of the blackplates purchased by Zhongyue Tinplate from POSCO Group has been determined based on the prevailing market rate of blackplates and after arm's length negotiation between Zhongyue Tinplate and the POSCO Group. We note that the price of the blackplates purchased by Zhongyue Tinplate and the Joint Venture Company from POSCO Group will continue to be determined on this basis. We have reviewed, on a sample basis, the price of the blackplates purchased by Zhongyue Tinplate from POSCO Group and noted that they were in general comparable to the prices offered by other third party blackplates manufacturer.

Given the established working relationship with POSCO, and the fact that the Continuing Connected Transaction fall within the ordinary course of business of the Group and is to be transacted on market rates, we consider that the Continuing Connected Transaction is in the interest of the Company and the Shareholders as a whole, and that the terms are fair and reasonable so far as the Company and the independent Shareholders are concerned.

## The annual caps

The following table sets out the approximate historical amount of purchases of blackplates by Zhongyue Tinplate from POSCO Group for each of the three years ended 31st December, 2006 and the aggregated amount of purchases of blackplates by each of Zhongyue Tinplate and the Joint Venture Company from POSCO Group in each of the three years ending 31st December, 2009 (the "Annual Caps"):

| Blackplates purchased by Zhongyue Tinplate for the years ended 31st December, | | | Blackplates to be purchased by Zhongyue Tinplate and the Joint Venture Company on aggregated basis for the years ending 31st December, | | |
|---|---|---|---|---|---|
| 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| (US$'000) | (US$'000) | (US$'000) | (US$'000) | (US$'000) | (US$'000) |
| 34,993 | 78,507 | 76,200 | 106,500 | 265,540 | 317,830 |
| (equivalent to approximately HK$272.9 million) | (equivalent to approximately HK$612.4 million) | (equivalent to approximately HK$594.4 million) | (equivalent to approximately HK$830.7 million) | (equivalent to approximately HK$2,071.2 million) | (equivalent to approximately HK$2,479.1 million) |

We note that in determining the Annual Caps for the Continuing Connected Transaction, the Directors have made reference to the Group's projected production volume of the tinplates and tinplate related products for the three years ending 31st December, 2009 based on the following principal factors:

- the historical production amount of tinplates and tinplates related products by Zhongyue Tinplate for the three years ended 31st December, 2006;

- the anticipated demand of blackplates of Zhongyue Tinplate and the Joint Venture Company in the coming three years ending 31st December, 2009;

- the historical price trend of blackplates in the last three years and the anticipated price trend of blackplates in the coming three years ending 31st December, 2009; and

- the anticipation that the Production Facility becoming operational for the manufacture of tinplate products by the Joint Venture Company in 2008.

In assessing the fairness of the Annual Caps, we have reviewed the projected amount of demand of blackplates of Zhongyue Tinplate and the Joint Venture Company for the three years ending 31st December, 2009 provided by the Company and the underlying principal bases (including the estimated purchase quantities, after taking into consideration of (i) the forecast production volume of Zhongyue Tinplate of approximately 200,000 tonnes in 2007; and (ii) the estimated additional annual production capacity of 250,000 tonnes of the Production Facility, which is anticipated to become operational in 2008, and the estimated unit purchase prices) for the anticipated growth in the purchase volume of tinplates during such period. Based on the information as provided by the Company, we noted the general historical upward price trend of blackplates in recent years. We have also discussed with the management of the Company on the abovementioned underlying principal assumptions and bases in the determination of the Annual Caps.

*Views*

Based on the factors above, we are of the view that the Annual Caps and their bases thereof to be fair and reasonable so far as the Company and the independent Shareholders are concerned. However, as the Annual Caps relate to future events and are based on assumptions which may or may not remain valid for the entire period up to 31st December, 2009, we express no opinion as to how closely the actual purchase volume of the Continuing Connected Transaction corresponds with the Annual Caps.

## RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Major and Connected Transaction and the Continuing Connected Transaction are entered into on normal commercial terms and in the interests of the Company and the Shareholders as a whole, and that the terms thereof as well as the Annual Caps are fair and reasonable so far as the Company and independent Shareholders are concerned.


Yours faithfully,
For and on behalf of
**CIMB-GK Securities (HK) Limited**

**Alex Lau**      **Flavia Hung**

*Executive Vice President*      *Senior Vice President*


## 1. SUMMARY OF FINANCIAL INFORMATION OF THE GROUP

### (i) Three year summary of audited financial information

Summary of the audited consolidated results and of the assets and liabilities of the Group for each of the three years ended 31st December, 2006 (based on the 2006 and 2005 annual reports of the Company) is set out below:

(a) *Results*

| | | For the year ended 31st December. | | |
|---|---|---|---|---|
| | | 2006 | 2005 | 2004 (restated) |
| | Note | HK$'000 | HK$'000 | HK$'000 |
| **Continuing operations** | | | | |
| Turnover | | 1,221,254 | 921,217 | 681,875 |
| Cost of sales | | (1,057,781) | (798,270) | (565,521) |
| **Gross profit** | | 163,473 | 122,947 | 116,354 |
| Other revenue | | 9,906 | 11,584 | 13,531 |
| Other net income | | 14,327 | 3,671 | 219 |
| Distribution costs | | (19,914) | (15,010) | (12,116) |
| Administrative expenses | | (47,056) | (42,367) | (41,037) |
| Other operating expenses | | (9,942) | (456) | (1,672) |
| **Profit from operations** | | 110,794 | 80,369 | 75,279 |
| Non-operating income | | — | 59,746 | 76,306 |
| Net valuation gains on investment properties | | 23,123 | 20,497 | 14,287 |
| Finance costs | | (2,906) | (396) | (547) |
| Share of profits less losses of associates | | 19,259 | 20,315 | 25,477 |
| **Profit before taxation** | | 150,270 | 180,531 | 190,802 |
| Income tax | | (23,476) | (736) | (28,536) |
| **Profit for the year from continuing operations** | | 126,794 | 179,795 | 162,266 |
| **Discontinued operations** | | | | |
| Loss for the year from discontinued operations | | — | — | (9,674) |
| **Profit for the year** | | 126,794 | 179,795 | 152,592 |
| **Attributable to:** | | | | |
| Equity shareholders of the Company | | 121,320 | 175,759 | 146,616 |
| Minority interests | | 5,474 | 4,036 | 5,976 |
| **Profit for the year** | | 126,794 | 179,795 | 152,592 |
| **Dividends payable to equity shareholders of the Company attributable to the year:** | | | | |
| Interim dividend declared during the year | | 13,524 | — | — |
| Final dividend proposed after the balance sheet date | | 18,032 | 13,524 | — |
| | | 31,556 | 13,524 | — |
| **Earnings per share** | (ii) | | | |
| Basic | | 13.5 cents | 19.5 cents | 16.3 cents |
| Diluted | | 13.5 cents | N/A | N/A |
| **Dividend per share** | | | | |
| Interim dividend declared during the year | | 1.5 cents | — | — |
| Final dividend proposed after the balance sheet date | | 2.0 cents | 1.5 cents | — |

(b)  *Assets and liabilities*

| | As at 31st December, | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| | | | (restated) |
| | *HK$'000* | *HK$'000* | *HK$'000* |
| Fixed assets | 805,781 | 434,406 | 370,808 |
| Interest in associates | 182,434 | 176,003 | 169,689 |
| Other non-current assets | — | 46 | 202 |
| Net current assets | 144,383 | 380,978 | 254,835 |
| Total assets less current liabilities | 1,132,598 | 991,433 | 795,534 |
| Non-current liabilities | (21,687) | (12,217) | (9,833) |
| | 1,110,911 | 979,216 | 785,701 |
| Share capital | 450,792 | 450,792 | 901,583 |
| Reserves | 622,477 | 499,090 | (140,668) |
| Total equity attributable to equity shareholders of the Company | 1,073,269 | 949,882 | 760,915 |
| Minority interests | 37,642 | 29,334 | 24,786 |
| Total equity | 1,110,911 | 979,216 | 785,701 |

*Notes:*

(i)  The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1st January, 2005. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions.

(ii)  Earnings per share from 2004 have been retrospectively adjusted for the share consolidation of every 10 issued and unissued shares into one new share which took place in December 2005.

**(ii)   Audited financial statement for the year ended 31st December, 2006**

Set out below is the audited consolidated profit and loss account, consolidated balance sheet, consolidated statement of changes in equity and consolidated cash flow statement for the year ended 31st December, 2006, together with comparative figures, and accompanying notes, extracted from the Company's 2006 annual report.

## CONSOLIDATED PROFIT AND LOSS ACCOUNT
*For the year ended 31st December, 2006*

|  | Note | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|---|
| **Turnover** | 2, 12 | 1,221,254 | 921,217 |
| Cost of sales | | (1,057,781) | (798,270) |
| **Gross profit** | | 163,473 | 122,947 |
| Other revenue | 3 | 9,906 | 11,584 |
| Other net income | 3 | 14,327 | 3,671 |
| Distribution costs | | (19,914) | (15,010) |
| Administrative expenses | | (47,056) | (42,367) |
| Other operating expenses | | (9,942) | (456) |
| **Profit from operations** | | 110,794 | 80,369 |
| Non-operating income | 4 | — | 59,746 |
| Net valuation gains on investment properties | | 23,123 | 20,497 |
| Finance costs | 5(a) | (2,906) | (396) |
| Share of profits less losses of associates | | 19,259 | 20,315 |
| **Profit before taxation** | 5 | 150,270 | 180,531 |
| Income tax | 6(a) | (23,476) | (736) |
| **Profit for the year** | | 126,794 | 179,795 |
| **Attributable to:** | | | |
| Equity shareholders of the Company | 25(a) | 121,320 | 175,759 |
| Minority interests | 25(a) | 5,474 | 4,036 |
| **Profit for the year** | | 126,794 | 179,795 |
| **Dividends payable to equity shareholders of the Company attributable to the year:** | 10 | | |
| Interim dividend declared during the year | | 13,524 | — |
| Final dividend proposed after the balance sheet date | | 18,032 | 13,524 |
| | | 31,556 | 13,524 |
| **Earnings per share** | 11 | | |
| Basic | | 13.5 cents | 19.5 cents |
| Diluted | | 13.5 cents | N/A |

The notes on pages 36 to 74 form part of these financial statements.

## CONSOLIDATED BALANCE SHEET
*At 31st December, 2006*

|  | Note | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | | | |
| — Investment properties | | 235,651 | 207,496 |
| — Other property, plant and equipment | | 512,275 | 167,580 |
| — Interest in leasehold land held for own use under operating leases | | 57,855 | 59,330 |
| | *13(a)* | 805,781 | 434,406 |
| Interest in associates | *15* | 182,434 | 176,003 |
| Other non-current financial assets | *16* | — | 46 |
| | | 988,215 | 610,455 |
| **Current assets** | | | |
| Trading securities | *17* | 3,153 | 3,059 |
| Inventories | *19* | 115,478 | 236,259 |
| Trade and other receivables | *20* | 274,706 | 291,986 |
| Cash and cash equivalents | *21* | 157,737 | 96,871 |
| | | 551,074 | 628,175 |
| **Current liabilities** | | | |
| Bank loans secured by bills receivable | *22* | 81,557 | 26,991 |
| Trade and other payables | *23* | 306,377 | 200,604 |
| Current taxation | *18(a)* | 18,757 | 19,602 |
| | | 406,691 | 247,197 |
| **Net current assets** | | 144,383 | 380,978 |
| **Total assets less current liabilities** | | 1,132,598 | 991,433 |

|  | Note | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|---|
| **Non-current liability** |  |  |  |
| Deferred tax liabilities | 18(b) | 21,687 | 12,217 |
| **NET ASSETS** |  | 1,110,911 | 979,216 |
| **CAPITAL AND RESERVES** |  |  |  |
| Share capital | 25(c) | 450,792 | 450,792 |
| Reserves |  | 622,477 | 499,090 |
| **Total equity attributable to equity shareholders of the Company** | 25(a) | 1,073,269 | 949,882 |
| Minority interests |  | 37,642 | 29,334 |
| **TOTAL EQUITY** |  | 1,110,911 | 979,216 |

The notes on pages 36 to 74 form part of these financial statements.

## BALANCE SHEET
*At 31st December, 2006*

|  | Note | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | | | |
| — Investment properties | | 98,200 | 97,000 |
| — Other property, plant and equipment | | 957 | 1,039 |
| | *13(b)* | 99,157 | 98,039 |
| Interest in subsidiaries | *14* | 381,693 | 373,617 |
| Interest in associates | *15* | 169,258 | 188,006 |
| Other non-current financial assets | *16* | — | 46 |
| | | 650,108 | 659,708 |
| **Current assets** | | | |
| Trading securities | *17* | 3,153 | 3,059 |
| Trade and other receivables | *20* | 1,018 | 1,267 |
| Cash and cash equivalents | *21* | 10,747 | 12,294 |
| | | 14,918 | 16,620 |
| **Current liabilities** | | | |
| Trade and other payables | *23* | 11,344 | 10,915 |
| Amounts due to subsidiaries | | — | 7,878 |
| | | 11,344 | 18,793 |
| **Net current assets/(liabilities)** | | 3,574 | (2,173) |
| **NET ASSETS** | | 653,682 | 657,535 |
| **CAPITAL AND RESERVES** | | | |
| **Share capital** | *25(c)* | 450,792 | 450,792 |
| **Reserves** | | 202,890 | 206,743 |
| **TOTAL EQUITY** | *25(b)* | 653,682 | 657,535 |

The notes on pages 36 to 74 form part of these financial statements.

**CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**
*For the year ended 31st December, 2006*

| | Note | 2006 HKS'000 | 2005 HKS'000 |
|---|---|---|---|
| **Total equity at 1st January** | | | |
| Attributable to equity shareholders of the Company | 25(a) | 949,882 | 760,915 |
| Minority interests | 25(a) | 29,334 | 24,786 |
| | | 979,216 | 785,701 |
| **Net income recognised directly in equity:** | | | |
| Exchange differences on translation of: | | | |
| — financial statements of overseas subsidiaries and | | | |
| associates | 25(a) | 26,634 | 13,783 |
| Reserves realised upon liquidation of a subsidiary | 25(a) | — | (38) |
| Net income for the year recognised directly in equity | | 26,634 | 13,745 |
| **Net profit for the year:** | | | |
| Net profit for the year | 25(a) | 126,794 | 179,795 |
| **Total recognised income and expenses for the year** | | 153,428 | 193,540 |
| Attributable to: | | | |
| Equity shareholders of the Company | | 147,009 | 188,967 |
| Minority interests | | 6,419 | 4,573 |
| | | 153,428 | 193,540 |
| Dividends declared to minority shareholders | 25(a) | (1,421) | (2,232) |
| Dividends declared during the year | 25(a) | (27,048) | — |
| Contributions by minority shareholders | 25(a) | 3,310 | 2,207 |
| **Movements in equity arising from capital transactions:** | | | |
| Equity-settled share-based transactions | 25(a) | 3,426 | — |
| **Total equity at 31st December** | | 1,110,911 | 979,216 |

The notes on pages 36 to 74 form part of these financial statements.

## CONSOLIDATED CASH FLOW STATEMENT
*For the year ended 31st December, 2006*

| | Note | 2006 HK$'000 | HK$'000 | 2005 HK$'000 | HK$'000 |
|---|---|---|---|---|---|
| **Operating activities** | | | | | |
| Profit before taxation | | 150,270 | | 180,531 | |
| Adjustments for: | | | | | |
| — Finance costs | | 2,906 | | 396 | |
| — Interest income | | (3,359) | | (3,912) | |
| — Dividends from listed securities | | (235) | | (235) | |
| — Net realised and unrealised (gain)/loss on trading securities | | (94) | | 141 | |
| — Net valuation gains on investment properties | | (23,123) | | (20,497) | |
| — Impairment losses on other non-current financial assets | | 46 | | 156 | |
| — Net (gain)/loss on disposal of fixed assets | | (512) | | 242 | |
| — Write-back of liabilities | | (4,198) | | (42,740) | |
| — Net gain on liquidation of a subsidiary | | — | | (45) | |
| — Write-back of impairment losses on receivables | | (2,013) | | (355) | |
| — Recovery of bad debts | | — | | (17,006) | |
| — Depreciation | | 16,681 | | 8,077 | |
| — Amortisation of land lease premium | | 1,778 | | 1,774 | |
| — Share of profits less losses of associates | | (19,259) | | (20,315) | |
| — Foreign exchange gain | | (2,135) | | (1,762) | |
| — Impairment losses on fixed assets | | 5,498 | | — | |
| — Equity-settled share-based payment expenses | | 3,426 | | — | |
| | | | | | |
| **Operating profit before changes in working capital** | | 125,677 | | 84,450 | |
| Decrease/(increase) in inventories | | 129,159 | | (205,552) | |
| Increase in trade, bills and other receivables | | (22,035) | | (108,539) | |
| Decrease in amounts due from fellow subsidiaries | | 156 | | 122 | |
| Increase in amount due from associate | | (58) | | (63) | |
| Increase in trade creditors, other payables and accrued charges | | 15,442 | | 61,375 | |
| Increase/(decrease) in amounts due to holding companies and fellow subsidiaries | | 48 | | (243) | |
| Decrease in restricted cash deposits against legal claims | | — | | 4,634 | |

|  | Note | 2006 HK$'000 | HK$'000 | 2005 HK$'000 | HK$'000 |
|---|---|---|---|---|---|
| **Cash generated from/(used in) operations** |  | 248,389 |  | (163,816) |  |
| Interest received |  | 3,359 |  | 4,515 |  |
| Interest paid |  | (2,906) |  | (396) |  |
| Hong Kong Profits Tax paid |  | (1,281) |  | (1,763) |  |
| PRC income tax refunded |  | — |  | 19,874 |  |
| PRC income tax paid |  | (14,194) |  | (11,672) |  |
| **Net cash generated from/(used in) operating activities** |  |  | 233,367 |  | (153,258) |
| **Investing activities** |  |  |  |  |  |
| Payment for purchase of fixed assets |  | (225,768) |  | (89,166) |  |
| Dividends received from listed securities |  | 235 |  | 235 |  |
| Dividends received from associate |  | 18,965 |  | 17,962 |  |
| Proceeds from disposal of fixed assets |  | 6,387 |  | 423 |  |
| **Net cash used in investing activities** |  |  | (200,181) |  | (70,546) |
| **Financing activities** |  |  |  |  |  |
| Dividends paid |  | (27,048) |  | (475) |  |
| Repayment to banks on maturity of discounted bills |  | (455,391) |  | (43,991) |  |
| Proceeds from banks on discounted bills |  | 509,002 |  | 70,982 |  |
| **Net cash generated from financing activities** |  |  | 26,563 |  | 26,516 |
| **Increase/(decrease) in cash and cash equivalents** |  |  | 59,749 |  | (197,288) |
| **Cash and cash equivalents at 1st January** |  |  | 96,871 |  | 288,749 |
| **Effect of foreign exchange rate changes** |  |  | 1,117 |  | 5,410 |
| **Cash and cash equivalents at 31st December** | 21 |  | 157,737 |  | 96,871 |

The notes on pages 36 to 74 form part of these financial statements.

## NOTES TO THE FINANCIAL STATEMENTS

*(Expressed in Hong Kong dollars)*

1. **SIGNIFICANT ACCOUNTING POLICIES**

   (a) **Statement of compliance**

   These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

   The HKICPA has issued certain new and revised HKFRSs that are first effective for the current accounting period of the Group and the Company. These new and revised HKFRSs have no significant impact on the results of the Group or the financial position of the Group and of the Company for the current and prior accounting periods.

   The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 35).

   (b) **Basis of preparation of the financial statements**

   The consolidated financial statements for the year ended 31st December, 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

   The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below.

   — investment properties (see note 1(f)); and

   — financial instruments classified as trading securities (see note 1(e)).

   The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

   The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

   Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 31.

   (c) **Subsidiaries and minority interests**

   Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 1(l) or 1(m) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(i)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

**(d)   Associates**

An associate is an entity over which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)). The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1 (i)(ii)), unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1 (u)).

**(e)**     **Other investments in equity securities**

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include any data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(i)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

**(f)**     **Investment properties**

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(h)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 1(r)(ii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(h)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(h).

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

**(g)**     **Other property, plant and equipment**

The following items of fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(i)(ii)):

—     buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 1(h)); and

—     other items of plant and equipment.

The cost of self-constructed items of fixed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs.

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment. Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificate by the appropriate authorities.

No depreciation is provided in respect of construction in progress. Upon completion and commissioning for operation, depreciation will be provided at the appropriate rates specified below.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

— Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.

| | |
|---|---|
| — Leasehold improvements | 20% to 50% per annum |
| — Plant and machinery, furniture, fixtures and equipment | 10% to 20% per annum |
| — Motor vehicles | 20% per annum |

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

**(h)    Leased assets**

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)    *Classification of assets leased to the Group*

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

—    property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as an investment property, is accounted for as if held under a finance lease (see note 1(f)); and

—    land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii)    *Operating lease charges*

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 1(f)).

**(i)    Impairment of assets**

(i)    *Impairment of investments in equity securities and trade and other receivables*

Investments in equity securities and trade and other current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

—    For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

—    For trade and other receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii)    *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

—    other property, plant and equipment;

—    pre-paid interests in leasehold land classified as being held under an operating lease;

—    investments in subsidiaries and associates (except for those classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

If any such indication exists, the asset's recoverable amount is estimated.

—    *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

—    *Recognition of impairment losses*

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— *Reversals of impairment losses*

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

## (j)    Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

## (k)    Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 1(i)(i)).

## (l)    Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

## (m)    Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

## (n)    Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

**(o)    Employee benefits**

(i)    *Short-term employee benefits and contributions to defined contribution retirement plans*

Salaries, annual bonuses, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees, except to the extent that they are included in cost of inventories not yet recognised as an expense. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Further information on the Group's contribution to retirement benefit schemes is set out in note 30.

(ii)    *Share-based payments*

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii)    *Termination benefits*

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

**(p)    Income tax**

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

— the same taxable entity; or

— different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

**(q)     Provisions and contingent liabilities**

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

**(r)     Revenue recognition**

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i)     *Sale of goods*

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii)     *Rental income from operating leases*

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii)     *Dividends*

—      Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

—      Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(iv)     *Interest income*

Interest income is recognised as it accrues using the effective interest method.

## (s)   Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Hong Kong dollars at foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

## (t)   Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred.

## (u)   Non-current assets held for sale

A non-current asset is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset is available for sale in its present condition.

Immediately before classification as held for sale, the measurement of the non-current assets is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 1.

*Impairment* losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, the non-current asset is not depreciated or amortised.

**(v)    Related parties**

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)     the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)    the Group and the party are subject to common control;

(iii)   the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)    the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)     the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)    the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

**(w)    Segment reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

## 2.    TURNOVER

The principal activities of the Group are manufacturing and trading of tinplate, property leasing, foodstuffs distribution and trading during the year.

Turnover represents the sales value of goods and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

|  | 2006 | 2005 |
|---|---|---|
|  | HKS'000 | HKS'000 |
| Sales of goods |  |  |
| — Tinplating | 1,108,939 | 797,798 |
| — Foodstuffs distribution and trading | 86,858 | 97,890 |
|  | 1,195,797 | 895,688 |
| Property leasing | 25,457 | 25,529 |
|  | 1,221,254 | 921,217 |

## 3. OTHER REVENUE AND NET INCOME

|  | 2006 | 2005 |
|---|---|---|
|  | HKS'000 | HKS'000 |
| **Other revenue** |  |  |
| Sales of scrap materials | 2,500 | 3,814 |
| Interest income | 3,359 | 3,912 |
| Management income | 228 | 88 |
| Dividends from listed securities | 235 | 235 |
| Subsidy received | 1,033 | 294 |
| Others | 2,551 | 3,241 |
|  | 9,906 | 11,584 |
| **Other net income** |  |  |
| Net gain/(loss) on disposal of fixed assets | 512 | (242) |
| Net realised and unrealised gain/(loss) on trading securities | 94 | (141) |
| Write-back of impairment losses on receivables | 2,013 | 355 |
| Write-back of liabilities | 4,198 | — |
| Impairment losses on other non-current financial assets | (46) | (156) |
| Net realised and unrealised exchange gain | 7,556 | 3,855 |
|  | 14,327 | 3,671 |

## 4. NON-OPERATING INCOME

|  | Note | 2006 | 2005 |
|---|---|---|---|
|  |  | HKS'000 | HKS'000 |
| Write-back of liabilities | (i) | — | 42,740 |
| Recovery of bad debts | (ii) | — | 17,006 |
|  |  | — | 59,746 |

*Notes:*

(i)      The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii)    The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year ended 31st December, 2005, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

5. **PROFIT BEFORE TAXATION**

Profit before taxation is arrived at after charging/(crediting):

|  |  | 2006 | 2005 |
|---|---|---:|---:|
|  |  | *HK$'000* | *HK$'000* |
| (a) | Finance costs: |  |  |
|  | Interest on bank advances and other borrowings repayable within 5 years | 2,906 | 396 |
| (b) | Staff costs: |  |  |
|  | Net contributions paid to defined contribution plans | 1,341 | 1,338 |
|  | Equity-settled share-based payment expenses | 3,426 | — |
|  | Salaries, wages and other benefits | 38,939 | 31,077 |
|  |  | 43,706 | 32,415 |
| (c) | Other items: |  |  |
|  | Cost of inventories sold *(note)* | 1,051,265 | 780,571 |
|  | Auditors' remuneration | 2,246 | 2,121 |
|  | Depreciation | 16,681 | 8,077 |
|  | Amortisation of land lease premium | 1,778 | 1,774 |
|  | Impairment losses on fixed assets and inventories | 9,346 | — |
|  | Operating lease charges in respect of property rentals | 939 | 654 |
|  | Rentals receivable from investment properties less direct outgoings of HK$2,190,000 (2005: HK$2,261,000) | (23,267) | (23,268) |

*Note:* Cost of inventories includes HK$24,880,000 (2005: HK$16,311,000) relating to staff costs and depreciation expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

## 6. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

### (a) Taxation in the consolidated profit and loss account represents:

| | Note | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|---|
| **Current tax — Provision for Hong Kong Profits Tax** | | | |
| Provision for Hong Kong Profits Tax at 17.5% (2005: 17.5%) | | | |
|     on the estimated assessable profits for the year | | 650 | 1,286 |
| Under-provision in respect of prior years | | 9 | 11 |
| | | 659 | 1,297 |
| **Current tax — the PRC** | | | |
| Tax for the year | | 13,941 | 16,567 |
| Under-provision in respect of prior years | | 30 | 617 |
| Tax refund for re-investment | (i) | — | (19,874) |
| | (ii) | 13,971 | (2,690) |
| **Deferred tax** | | | |
| Origination and reversal of temporary differences | | 8,846 | 2,129 |
| | | 23,476 | 736 |

*Notes:*

(i) The Group has successfully obtained tax refund of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate") during the year ended 31st December, 2005.

(ii) Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(iii) A subsidiary, Zhongyue Tinplate, is entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate.

### (b) Reconciliation between tax expense and accounting profit at applicable tax rates:

| | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|
| Profit before tax | 150,270 | 180,531 |
| Notional tax on profit before tax, calculated at the rates applicable | | |
|     to profits in the tax jurisdiction concerned | 26,799 | 35,899 |
| Tax effect of non-deductible expenses | 4,203 | 3,034 |
| Tax effect of non-taxable revenue | (7,785) | (16,004) |
| Tax effect of current year's tax losses not recognised | 2,245 | 669 |
| Tax effect of utilisation of unrecognised tax losses | (2,025) | (3,616) |
| Tax refund for re-investment | — | (19,874) |
| Under-provision in prior years | 39 | 628 |
| Actual tax expense | 23,476 | 736 |

The tax rate for Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%). The applicable tax rates for PRC income tax range from 10.8% to 33% (2005: 15% to 33%) depending on the locations where the PRC subsidiaries are situated.

7. **DIRECTORS' REMUNERATION**

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

| | Directors' fees HK$'000 | Basic salaries, allowances and other benefits HK$'000 | Retirement schemes contributions HK$'000 | Bonus HK$'000 | Sub-total HK$'000 | Share-based payment HK$'000 (Note) | 2005 Total HK$'000 |
|---|---|---|---|---|---|---|---|
| **Executive directors** | | | | | | | |
| Liang Jiang | — | 409 | 255 | 480 | 1,144 | — | 1,144 |
| Tan Yunbiao | — | 344 | 143 | 360 | 847 | — | 847 |
| Tsang Hon Nam | — | 894 | 30 | 166 | 1,090 | — | 1,090 |
| **Non-executive directors** | | | | | | | |
| Zhao Leili | — | — | — | — | — | — | — |
| Luo Fanyu | — | — | — | — | — | — | — |
| Liang Jianqin | — | — | — | — | — | — | — |
| **Independent non-executive directors** | | | | | | | |
| Tam Wai Chu, Maria | — | 300 | — | — | 300 | — | 300 |
| Gerard Joseph McMahon | — | 300 | — | — | 300 | — | 300 |
| Li Kar Keung, Caspar | — | 300 | — | — | 300 | — | 300 |
| **Total** | — | 2,547 | 428 | 1,006 | 3,981 | — | 3,981 |

| | Directors' fees HK$'000 | Basic salaries, allowances and other benefits HK$'000 | Retirement schemes contributions HK$'000 | Bonus HK$'000 | Sub-total HK$'000 | Share-based payment HK$'000 (Note) | 2006 Total HK$'000 |
|---|---|---|---|---|---|---|---|
| **Executive directors** | | | | | | | |
| Liang Jiang | — | 421 | 260 | 480 | 1,161 | 582 | 1,743 |
| Tan Yunbiao | — | 340 | 259 | 1,294 | 1,893 | 582 | 2,475 |
| Tsang Hon Nam | — | 941 | 30 | 543 | 1,514 | 87 | 1,601 |
| **Non-executive directors** | | | | | | | |
| Zhao Leili | — | — | — | — | — | 58 | 58 |
| Luo Fanyu | — | — | — | — | — | 58 | 58 |
| Liang Jianqin | — | — | — | — | — | 58 | 58 |
| Dong Decai | — | — | — | — | — | — | — |
| Hou Zhuobing | — | — | — | — | — | — | — |
| **Independent non-executive directors** | | | | | | | |
| Tam Wai Chu, Maria | — | 300 | — | — | 300 | 58 | 358 |
| Gerard Joseph McMahon | — | 300 | — | — | 300 | 58 | 358 |
| Li Kar Keung, Caspar | — | 300 | — | — | 300 | 58 | 358 |
| **Total** | — | 2,602 | 549 | 2,317 | 5,468 | 1,599 | 7,067 |

*Note:* These represent the estimated value of share options granted to the directors under the Company's share option scheme. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 1(o)(ii).

The details of these benefits in kind, including the principal terms and number of options granted, are disclosed under the paragraph "Share option scheme" in the directors' report and note 24.

## 8. INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with highest emoluments, two (2005: three) directors whose emoluments are disclosed in note 7. The aggregate of the emoluments in respect of the other three (2005: two) individuals are as follows:

|  | 2006 HKS'000 | 2005 HKS'000 |
|---|---|---|
| Basic salaries, allowances and other benefits | 1,010 | 779 |
| Retirement benefit scheme contributions | 448 | 305 |
| Share-based payment | 1,305 | — |
| Bonuses | 2,743 | 495 |
|  | 5,506 | 1,579 |

The emoluments of the three (2005: two) individuals with the highest emoluments are within the following bands:

|  | 2006 Number of individuals | 2005 Number of individuals |
|---|---|---|
| S |  |  |
| Nil–1,000,000 | — | 2 |
| 1,000,001–1,500,000 | — | — |
| 1,500,001–2,000,000 | 3 | — |

## 9. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$19,769,000 (2005: HK$71,004,000) which has been dealt with in the financial statements of the Company.

## 10. DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year:

|  | 2006 HKS'000 | 2005 HKS'000 |
|---|---|---|
| Interim dividend declared and paid of HK1.5 cents per ordinary share (2005: Nil cent per ordinary share) | 13,524 | — |
| Final dividend proposed after the balance sheet date of HK2.0 cents per ordinary share (2005: HK1.5 cents per ordinary share) | 18,032 | 13,524 |
|  | 31,556 | 13,524 |

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)    Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:

|  | 2006 HKS'000 | 2005 HKS'000 |
|---|---|---|
| Final dividend in respect of the previous financial year, approved and paid during the year, of HK1.5 cents per ordinary share (2005: Nil cent per ordinary share) | 13,524 | — |

## 11.    EARNINGS PER SHARE

### (a)    Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of HK$121,320,000 (2005: HK$175,759,000) and the number of 901,583,285 (2005: 901,583,285) ordinary shares in issue during the year.

### (b)    Diluted earnings per share

The diluted earnings per share for the year ended 31st December, 2006 is the same as the basic earnings per share as the potential ordinary shares are anti-dilutive. There were no potential ordinary shares outstanding during the year ended 31st December, 2005.

## 12.    SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

### Business segments

The Group comprises the following main business segments:

| | | |
|---|---|---|
| Tinplating | : | Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers |
| Foodstuffs distribution and trading | : | Distribution, purchase and sale of foodstuffs |
| Property leasing | : | Leasing of properties to generate rental income |

| | | For the year ended 31st December, 2006 | | | | |
|---|---|---|---|---|---|---|
| | Tinplating<br>*HK$'000* | Foodstuffs<br>distribution<br>and trading<br>*HK$'000* | Property<br>leasing<br>*HK$'000* | Inter-<br>segment<br>elimination<br>*HK$'000* | Unallocated<br>*HK$'000* | Consolidated<br>*HK$'000* |
| Revenue from | | | | | | |
| external customers | 1,108,939 | 86,858 | 25,457 | — | — | 1,221,254 |
| Inter-segment | | | | | | |
| revenue | 1,991 | — | 169 | (2,160) | — | — |
| Other revenue from | | | | | | |
| external customers | 4,463 | 1,812 | 28 | — | 17,695 | 23,998 |
| Total | 1,115,393 | 88,670 | 25,654 | (2,160) | 17,695 | 1,245,252 |
| Segment result | 81,797 | 16,648 | 16,662 | | | 115,107 |
| Unallocated operating<br>income and<br>expenses | | | | | | (4,313) |
| Profit from operations | | | | | | 110,794 |
| Share of profits less<br>losses of<br>associates | — | — | — | — | 19,259 | 19,259 |
| Net valuation gains<br>on investment<br>properties | — | — | 23,123 | — | — | 23,123 |
| Finance costs | | | | | | (2,906) |
| Income tax | | | | | | (23,476) |
| **Profit after taxation** | | | | | | 126,794 |
| Depreciation and<br>amortisation for<br>the year | 16,469 | 104 | 1,605 | | | |
| Impairment losses<br>made/(written-<br>back) for the year | 9,346 | (1,185) | — | | | |

*Notes:*

(i)  During the year, foodstuffs trading and live and fresh foodstuffs distribution have been combined into one business segment consistent with the Group's system of internal financial reporting. The comparative figures have been adjusted to conform with current year's presentation.

(ii)  The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gain or losses on investment properties are included after profit from operations. The comparative figures have been adjusted to conform with the current year's presentation.

| | For the year ended 31st December, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Tinplating<br>HK$'000 | Foodstuffs<br>distribution<br>and trading<br>HK$'000 | Property<br>leasing<br>HK$'000 | Inter-<br>segment<br>elimination<br>HK$'000 | Unallocated<br>HK$'000 | Consolidated<br>HK$'000 |
| Revenue from<br>external customers | 797,798 | 97,890 | 25,529 | — | — | 921,217 |
| Inter-segment<br>revenue | 2,157 | — | 109 | (2,266) | — | — |
| Other revenue from<br>external customers | 6,586 | 717 | 242 | — | 7,474 | 15,019 |
| Total | 806,541 | 98,607 | 25,880 | (2,266) | 7,474 | 936,236 |
| Segment result | 55,095 | 17,056 | 17,764 | | | 89,915 |
| Unallocated operating<br>income and<br>expenses | | | | | | (9,546) |
| Profit from operations | | | | | | 80,369 |
| Share of profits less<br>losses of<br>associates | — | — | — | — | 20,315 | 20,315 |
| Net valuation gains<br>on investment<br>properties | — | — | 20,497 | — | — | 20,497 |
| Non-operating<br>income | | | | | | 59,746 |
| Finance costs | | | | | | (396) |
| Income tax | | | | | | (736) |
| **Profit after taxation** | | | | | | 179,795 |
| Depreciation and<br>amortisation for<br>the year | 7,867 | 100 | 1,566 | | | |
| Impairment losses<br>written-back for<br>the year | — | (627) | — | | | |

| | 2006 | | | |
|---|---|---|---|---|
| | Tinplating<br>HK$'000 | Foodstuffs<br>distribution<br>and trading<br>HK$'000 | Property<br>leasing<br>HK$'000 | Consolidated<br>HK$'000 |
| Segment assets | 1,017,617 | 59,892 | 263,986 | 1,341,495 |
| Interest in associates | | | | 182,434 |
| Unallocated assets | | | | 15,360 |
| Total assets | | | | 1,539,289 |
| Segment liabilities | 230,068 | 40,539 | 5,749 | 276,356 |
| Unallocated liabilities | | | | 152,022 |
| Total liabilities | | | | 428,378 |
| Capital expenditure incurred during the year | 366,576 | 186 | 2,212 | |

|  | 2005 | | | |
|  | Tinplating<br>*HK$'000* | Foodstuffs<br>distribution<br>and trading<br>*HK$'000* | Property<br>leasing<br>*HK$'000* | Consolidated<br>*HK$'000* |
| --- | --- | --- | --- | --- |
| Segment assets | 761,682 | 52,487 | 230,800 | 1,044,969 |
| Interest in associates |  |  |  | 176,003 |
| Unallocated assets |  |  |  | 17,658 |
| Total assets |  |  |  | 1,238,630 |
| Segment liabilities | 124,789 | 39,010 | 4,652 | 168,451 |
| Unallocated liabilities |  |  |  | 90,963 |
| Total liabilities |  |  |  | 259,414 |
| Capital expenditure incurred during the year | 45,709 | 48 | 3,257 | |

**Geographical segments**

The Group's business participates in two principal economic environments. Hong Kong is the major market for foodstuffs distribution and trading, whereas the PRC (other than Hong Kong) is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

|  | 2006 | |
|  | The PRC<br>*HK$'000* | Hong Kong<br>*HK$'000* |
| --- | --- | --- |
| Revenue from external customers | 1,132,337 | 88,917 |
| Segment assets | 1,172,526 | 168,969 |
| Capital expenditure incurred during the year | 368,782 | 192 |

|  | 2005 | |
|  | The PRC<br>*HK$'000* | Hong Kong<br>*HK$'000* |
| --- | --- | --- |
| Revenue from external customers | 821,644 | 99,573 |
| Segment assets | 889,275 | 155,694 |
| Capital expenditure incurred during the year | 48,966 | 48 |

## 13. FIXED ASSETS

### (a) The Group

| | Buildings held for own use HK$'000 | Leasehold improvements HK$'000 | Construction in progress HK$'000 | Plant and machinery, furniture, fixtures and equipment HK$'000 | Motor vehicles HK$'000 | Sub-total HK$'000 | Investment properties HK$'000 | Interest in leasehold land held for own use fixtures under operating leases HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|---|
| **Cost or valuation:** | | | | | | | | | |
| At 1st January, 2005 | 81,803 | 1,914 | 4,575 | 126,603 | 2,793 | 217,688 | 184,298 | 67,328 | 469,314 |
| Exchange adjustments | 1,531 | — | 108 | 6,494 | 104 | 8,237 | 2,701 | 361 | 11,299 |
| Additions | — | 64 | 46,776 | 2,267 | — | 49,107 | — | — | 49,107 |
| Disposals | (577) | (60) | — | (1,368) | (195) | (2,200) | — | — | (2,200) |
| Transfer in from construction in progress | 9,184 | — | (47,282) | 38,098 | — | — | — | — | — |
| Fair value adjustment | — | — | — | — | — | — | 20,497 | — | 20,497 |
| At 31st December, 2005 | 91,941 | 1,918 | 4,177 | 172,094 | 2,702 | 272,832 | 207,496 | 67,689 | 548,017 |
| **Representing:** | | | | | | | | | |
| Cost | 91,941 | 1,918 | 4,177 | 172,094 | 2,702 | 272,832 | — | 67,689 | 340,521 |
| Valuation — 2005 | — | — | — | — | — | — | 207,496 | — | 207,496 |
| | 91,941 | 1,918 | 4,177 | 172,094 | 2,702 | 272,832 | 207,496 | 67,689 | 548,017 |
| **Accumulated depreciation:** | | | | | | | | | |
| At 1st January, 2005 | 21,980 | 1,862 | — | 67,034 | 1,196 | 92,072 | — | 6,434 | 98,506 |
| Exchange adjustments | 884 | — | — | 5,674 | 80 | 6,638 | — | 151 | 6,789 |
| Charge for the year | 1,809 | 19 | — | 5,970 | 279 | 8,077 | — | 1,774 | 9,851 |
| Written back on disposal | (169) | (35) | — | (1,155) | (176) | (1,535) | — | — | (1,535) |
| At 31st December, 2005 | 24,504 | 1,846 | — | 77,523 | 1,379 | 105,252 | — | 8,359 | 113,611 |
| **Net book value:** | | | | | | | | | |
| At 31st December, 2005 | 67,437 | 72 | 4,177 | 94,571 | 1,323 | 167,580 | 207,496 | 59,330 | 434,406 |

| | Buildings held for own use HK$'000 | Leasehold improvements HK$'000 | Construction in progress HK$'000 | Plant and machinery, furniture, fixtures and equipment HK$'000 | Motor vehicles HK$'000 | Sub-total HK$'000 | Investment properties HK$'000 | Interest in leasehold land held for own use fixtures under operating leases HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|---|
| **Cost or valuation:** | | | | | | | | | |
| At 1st January, 2006 | 91,941 | 1,918 | 4,177 | 172,094 | 2,702 | 272,832 | 207,496 | 67,689 | 548,017 |
| Exchange adjustments | 2,672 | — | 157 | 11,356 | 153 | 14,338 | 4,642 | 555 | 19,535 |
| Additions | 487 | — | 364,525 | 2,826 | 1,149 | 368,987 | 390 | | 369,377 |
| Disposals | — | — | - | (26,235) | (838) | (27,073) | | -- | (27,073) |
| Transfer in from construction in progress | | — | (563) | 563 | — | — | | | — |
| Fair value adjustment | — | — | — | | | -- | 23,123 | - | 23,123 |
| At 31st December, 2006 | 95,100 | 1,918 | 368,296 | 160,604 | 3,166 | 629,084 | 235,651 | 68,244 | 932,979 |
| **Representing:** | | | | | | | | | |
| Cost | 95,100 | 1,918 | 368,296 | 160,604 | 3,166 | 629,084 | | 68,244 | 697,328 |
| Valuation     2006 | | | — | | - | | 235,651 | - | 235,651 |
| | 95,100 | 1,918 | 368,296 | 160,604 | 3,166 | 629,084 | 235,651 | 68,244 | 932,979 |
| **Accumulated depreciation:** | | | | | | | | | |
| At 1st January, 2006 | 24,504 | 1,846 | | 77,523 | 1,379 | 105,252 | | 8,359 | 113,611 |
| Exchange adjustments | 1,537 | — | | 8,911 | 128 | 10,576 | | 252 | 10,828 |
| Charge for the year | 8,008 | 19 | -- | 8,325 | 329 | 16,681 | | 1,778 | 18,459 |
| Written back on disposals | — | - | | (20,519) | (679) | (21,198) | | -- | (21,198) |
| Impairment losses | — | — | - | 5,498 | - | 5,498 | | — | 5,498 |
| At 31st December, 2006 | 34,049 | 1,865 | — | 79,738 | 1,157 | 116,809 | | 10,389 | 127,198 |
| **Net book value:** | | | | | | | | | |
| At 31st December, 2006 | 61,051 | 53 | 368,296 | 80,866 | 2,009 | 512,275 | 235,651 | 57,855 | 805,781 |

(h)    The Company

| | Leasehold improvements HKS'000 | Plant and machinery, furniture, fixtures and equipment HKS'000 | Motor vehicles HKS'000 | Sub-total HKS'000 | Investment properties HKS'000 | Total HKS'000 |
|---|---|---|---|---|---|---|
| **Cost or valuation:** | | | | | | |
| At 1st January, 2005 | 1,381 | 2,609 | 1,488 | 5,478 | 78,200 | 83,678 |
| Additions | 64 | 28 | — | 92 | — | 92 |
| Disposals | (60) | — | — | (60) | — | (60) |
| Fair value adjustment | — | — | — | — | 18,800 | 18,800 |
| At 31st December, 2005 | 1,385 | 2,637 | 1,488 | 5,510 | 97,000 | 102,510 |
| **Representing:** | | | | | | |
| Cost | 1,385 | 2,637 | 1,488 | 5,510 | — | 5,510 |
| Valuation — 2005 | — | — | — | — | 97,000 | 97,000 |
| | 1,385 | 2,637 | 1,488 | 5,510 | 97,000 | 102,510 |
| **Accumulated depreciation:** | | | | | | |
| At 1st January, 2005 | 1,329 | 1,607 | 1,252 | 4,188 | — | 4,188 |
| Charge for the year | 19 | 245 | 54 | 318 | — | 318 |
| Written back on disposal | (35) | — | — | (35) | — | (35) |
| At 31st December, 2005 | 1,313 | 1,852 | 1,306 | 4,471 | — | 4,471 |
| **Net book value:** | | | | | | |
| At 31st December, 2005 | 72 | 785 | 182 | 1,039 | 97,000 | 98,039 |

| | Leasehold improvements HKS'000 | Plant and machinery, furniture, fixtures and equipment HKS'000 | Motor vehicles HKS'000 | Sub-total HKS'000 | Investment properties HKS'000 | Total HKS'000 |
|---|---|---|---|---|---|---|
| **Cost or valuation:** | | | | | | |
| At 1st January, 2006 | 1,385 | 2,637 | 1,488 | 5,510 | 97,000 | 102,510 |
| Additions | — | 83 | 320 | 403 | — | 403 |
| Disposals | — | (289) | (588) | (877) | — | (877) |
| Fair value adjustment | — | — | — | — | 1,200 | 1,200 |
| At 31st December, 2006 | 1,385 | 2,431 | 1,220 | 5,036 | 98,200 | 103,236 |
| **Representing:** | | | | | | |
| Cost | 1,385 | 2,431 | 1,220 | 5,036 | — | 5,036 |
| Valuation — 2006 | — | — | — | — | 98,200 | 98,200 |
| | 1,385 | 2,431 | 1,220 | 5,036 | 98,200 | 103,236 |
| **Accumulated depreciation:** | | | | | | |
| At 1st January, 2006 | 1,313 | 1,852 | 1,306 | 4,471 | — | 4,471 |
| Charge for the year | 19 | 187 | 76 | 282 | — | 282 |
| Written back on disposal | — | (220) | (454) | (674) | — | (674) |
| At 31st December, 2006 | 1,332 | 1,819 | 928 | 4,079 | — | 4,079 |
| **Net book value:** | | | | | | |
| At 31st December, 2006 | 53 | 612 | 292 | 957 | 98,200 | 99,157 |

(c)     The analysis of net book value of properties is as follows:

| | The Group 2006 HK$'000 | 2005 HK$'000 | The Company 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|---|---|
| In Hong Kong on long-term leases | 98,200 | 97,000 | 98,200 | 97,000 |
| Elsewhere in the PRC on medium-term leases | 262,613 | 237,263 | — | — |
| | 360,813 | 334,263 | 98,200 | 97,000 |
| *Representing:* | | | | |
| Land and buildings carried at fair value | 235,651 | 207,496 | 98,200 | 97,000 |
| Buildings carried at cost | 67,307 | 67,437 | — | — |
| | 302,958 | 274,933 | 98,200 | 97,000 |
| Interest in leasehold land held for use under operating leases | 57,855 | 59,330 | — | — |
| | 360,813 | 334,263 | 98,200 | 97,000 |

(d)     Investment properties of the Group and the Company situated in Hong Kong totalling HK$98,200,000 (2005: HK$97,000,000) were revalued at 31st December, 2006 by RHL Appraisal Limited, who have among their Staff Members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling HK$137,451,000 (2005: HK$110,496,000) were revalued at 31st December, 2006 by an independent firm of surveyors registered in the PRC, 深圳中勝會計師事務所 — 中國註冊房地產估價師, on an open market value basis.

(e)     The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

| | The Group 2006 HK$'000 | 2005 HK$'000 | The Company 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|---|---|
| Within 1 year | 20,122 | 19,310 | 3,055 | 599 |
| After 1 year but within 5 years | 49,413 | 51,334 | 3,583 | 485 |
| After 5 years | 35,370 | 46,990 | — | — |
| | 104,905 | 117,634 | 6,638 | 1,084 |

14. **INTEREST IN SUBSIDIARIES**

| | The Company 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|
| Unlisted shares, at cost | 211,409 | 211,409 |
| Loans to subsidiaries | 124,705 | 119,024 |
| Amounts due from subsidiaries | 404,421 | 553,801 |
| | 740,535 | 884,234 |
| Less: impairment loss | (358,842) | (510,617) |
| | 381,693 | 373,617 |

Details of the subsidiaries, which are incorporated in Hong Kong unless otherwise stated, are set out in note 36. All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements. Details of companies under liquidation which have not been consolidated in the financial statements are set out in note 37.

## 15. INTEREST IN ASSOCIATES

| | The Group 2006 HKS'000 | The Group 2005 HKS'000 | The Company 2006 HKS'000 | The Company 2005 HKS'000 |
|---|---|---|---|---|
| Unlisted shares, at cost | — | — | 244,980 | 244,980 |
| Share of net assets | 182,434 | 157,192 | — | — |
| Amount due from associate | — | 18,811 | — | 18,748 |
| | 182,434 | 176,003 | 244,980 | 263,728 |
| Less: impairment losses | — | — | (75,722) | (75,722) |
| | 182,434 | 176,003 | 169,258 | 188,006 |

Details of the associates, which are incorporated in the PRC, are set out in note 38.

**Summary of financial information on associates**

| | Assets HKS'000 | Liabilities HKS'000 | Equity HKS'000 | Revenues HKS'000 | Profit HKS'000 |
|---|---|---|---|---|---|
| **2006** | | | | | |
| 100 per cent | 552,603 | (134,224) | 418,379 | 1,149,093 | 47,435 |
| Group's effective interest | 219,150 | (53,432) | 165,718 | 457,143 | 19,259 |
| **2005** | | | | | |
| 100 per cent | 610,629 | (213,003) | 397,626 | 1,007,886 | 50,817 |
| Group's effective interest | 241,700 | (84,508) | 157,192 | 399,842 | 20,315 |

## 16. OTHER NON-CURRENT FINANCIAL ASSETS

| | The Group and the Company 2006 HKS'000 | The Group and the Company 2005 HKS'000 |
|---|---|---|
| **Equity securities** | | |
| Unlisted equity securities, at cost | 540 | 540 |
| Less: impairment losses | (540) | (494) |
| | — | 46 |

## 17. TRADING SECURITIES

| | The Group and the Company 2006 HKS'000 | The Group and the Company 2005 HKS'000 |
|---|---|---|
| **Trading securities (at market value)** | | |
| Equity securities listed in Hong Kong | 3,153 | 3,059 |

18.    **INCOME TAX IN THE BALANCE SHEET**

(a)    Current taxation in the balance sheet represents:

|  | The Group 2006 HKS'000 | 2005 HKS'000 |
|---|---|---|
| Provision for Hong Kong Profits Tax for the year | 650 | 1,286 |
| Provisional Profits Tax paid | (970) | (984) |
|  | (320) | 302 |
| Taxation outside Hong Kong | 19,077 | 19,300 |
|  | 18,757 | 19,602 |

(b)    Deferred tax assets and liabilities recognised:

**The Group**

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

|  | Depreciation allowances in excess of related depreciation HKS'000 | Revaluation of investment properties HKS'000 | Tax losses HKS'000 | Total HKS'000 |
|---|---|---|---|---|
| **Deferred tax arising from:** |  |  |  |  |
| At 1st January, 2005 | 7,725 | 2,108 | — | 9,833 |
| Exchange differences | 202 | 53 | — | 255 |
| Charged/(credited) to consolidated profit and loss account | 1,519 | 1,480 | (870) | 2,129 |
| At 31st December, 2005 | 9,446 | 3,641 | (870) | 12,217 |
| At 1st January, 2006 | 9,446 | 3,641 | (870) | 12,217 |
| Exchange differences | 371 | 253 | — | 624 |
| Charged/(credited) to consolidated profit and loss account | 1,619 | 7,785 | (558) | 8,846 |
| At 31st December, 2006 | 11,436 | 11,679 | (1,428) | 21,687 |

(c)    Deferred tax assets unrecognised:

|  | The Group 2006 HKS'000 | 2005 HKS'000 | The Company 2006 HKS'000 | 2005 HKS'000 |
|---|---|---|---|---|
| Tax losses | 2,431,088 | 2,478,863 | 2,335,145 | 2,370,516 |

The tax losses do not expire under the current tax legislation, except for an amount of HKS4,006,000 (2005: HKS15,489,000), which will expire in the coming 5 years.

19.    **INVENTORIES**

(a)    Inventories in the consolidated balance sheet comprise:

|  | The Group | |
|---|---|---|
|  | 2006 | 2005 |
|  | HK$'000 | HK$'000 |
| Raw materials, spare parts and consumables | 65,948 | 148,076 |
| Finished goods | 49,530 | 88,183 |
|  | 115,478 | 236,259 |

(b)    An analysis of the amount of inventories recognised as an expense is as follows:

|  | The Group | |
|---|---|---|
|  | 2006 | 2005 |
|  | HK$'000 | HK$'000 |
| Carrying amount of inventories sold | 1,051,265 | 780,571 |
| Write down of inventories | 3,848 | — |
|  | 1,055,113 | 780,571 |

20.    **TRADE AND OTHER RECEIVABLES**

|  | The Group | | The Company | |
|---|---|---|---|---|
|  | 2006 | 2005 | 2006 | 2005 |
|  | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Trade debtors | 14,230 | 16,570 | 637 | 190 |
| Bills receivable | 234,040 | 197,309 | — | — |
| Other receivables, deposits and prepayments | 26,430 | 77,945 | 375 | 1,072 |
| Amounts due from fellow subsidiaries | 6 | 162 | 6 | 5 |
|  | 274,706 | 291,986 | 1,018 | 1,267 |

Included in the trade and other receivables are balances totalling HK$259,000 (2005: HK$302,000) expected to be recovered after one year.

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

|  | The Group | | The Company | |
|---|---|---|---|---|
|  | 2006 | 2005 | 2006 | 2005 |
|  | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Within 1 month | 149,105 | 76,003 | 508 | 125 |
| 1 to 3 months | 92,386 | 74,666 | — | 65 |
| More than 3 months but less than 12 months | 6,779 | 63,210 | 129 | — |
|  | 248,270 | 213,879 | 637 | 190 |

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

## 21. CASH AND CASH EQUIVALENTS

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| | HKS'000 | HKS'000 | HKS'000 | HKS'000 |
| Deposits with banks | 37,477 | 47,815 | 9,332 | 11,456 |
| Cash at bank and in hand | 120,260 | 49,056 | 1,415 | 838 |
| | 157,737 | 96,871 | 10,747 | 12,294 |

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| | '000 | '000 | '000 | '000 |
| United States Dollars | US$7,612 | US$1,922 | US$1,154 | US$1,139 |

## 22. BANK LOANS SECURED BY BILLS RECEIVABLE

| | The Group | |
|---|---|---|
| | 2006 | 2005 |
| | HKS'000 | HKS'000 |
| Bank loans secured by bills receivable | 81,557 | 26,991 |

Bank loans are secured by the related bills receivable and interest bearing at a fixed rate of 3.24% (2005: 3.24%) per annum.

At 31st December, 2006 and 2005, the bank loans are repayable within one year.

## 23. TRADE AND OTHER PAYABLES

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| | HKS'000 | HKS'000 | HKS'000 | HKS'000 |
| Trade creditors | 103,837 | 95,447 | 29 | 29 |
| Other payables and accrued charges | 172,955 | 74,037 | 11,267 | 10,886 |
| Amount due to associate | 18 | 18 | — | — |
| Amounts due to minority shareholders | 6,269 | 7,852 | — | — |
| Amounts due to holding companies and fellow subsidiaries | 23,298 | 23,250 | 48 | — |
| | 306,377 | 200,604 | 11,344 | 10,915 |

The amount of trade and other payables expected to be settled after more than one year is HK$1,557,000 (2005: HK$557,000).

Included in trade and other payables are trade creditors with the following ageing analysis:

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| | HKS'000 | HKS'000 | HKS'000 | HKS'000 |
| Due within 1 month or on demand | 103,837 | 95,447 | 29 | 29 |

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

|  | The Group | | The Company | |
|---|---|---|---|---|
|  | **2006** | **2005** | **2006** | **2005** |
|  | *$'000* | *$'000* | *$'000* | *$'000* |
| Renminbi | RMB27,518 | RMB25,000 | RMB2,513 | RMB— |
| United States Dollars | US$7,869 | US$6,187 | US$— | US$— |

## 24. EQUITY-SETTLED SHARE-BASED TRANSACTIONS

On 24th August, 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the directors, the Company adopted a new share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including executive directors but excluding non-executive directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of five years. Each option gives the holder the right to subscribe for one share.

On 11th June, 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's directors (including Non-executive and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group.

On the same day, the shareholders of the Company also passed a resolution to terminate the 2001 Share Option Scheme. Options previously granted under the old scheme remain valid until lapsed.

(a)     **The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:**

| | Number of options | Vesting conditions | Contractual life of options |
|---|---|---|---|
| Options held by directors: | | | |
| — granted on 6th February, 2004 | 3,500,000 | Three months from the date of grant | 5 years |
| — granted on 9th March, 2006 | 5,500,000 | Three months from the date of grant | 10 years |
| | | | |
| Options held by employees: | | | |
| — granted on 24th August, 2001 | 3,350,000 | Three months from the date of grant | 5 years |
| — granted on 6th February, 2004 | 5,190,000 | Three months from the date of grant | 5 years |
| — granted on 9th March, 2006 | 6,270,000 | Three months from the date of grant | 10 years |
| | | | |
| Total share options | 23,810,000 | | |

**(b)    The number and weighted average exercise prices of share options are as follows:**

| | 2006 | | 2005 | |
| --- | --- | --- | --- | --- |
| | Weighted average exercise price | Number of options | Weighted average exercise price | Number of options |
| | | '000 | | '000 |
| Outstanding at the beginning of the year | HK$1.557 | 11,790 | HK$1.558 | 12,040 |
| Granted during the year | HK$1.660 | 11,770 | | — |
| Lapsed during the year | HK$1.503 | (3,590) | HK$1.582 | (250) |
| Exercisable at the end of the year | HK$1.627 | 19,970 | HK$1.557 | 11,790 |

The options outstanding at 31st December, 2006 had a weighted average exercise price of HK$1.627 (2005: HK$1.557) and a weighted average remaining contractual life of 6.34 years (2005: 2.65 years).

**(c)    Fair value of share options and assumptions**

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice option pricing model. The contractual life of the share option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice option pricing model.

| | 2006 |
| --- | --- |
| Fair value at measurement date | HK$0.29 |
| Share price at the grant date | HK$1.64 |
| Exercise price | HK$1.66 |
| Expected volatility (expressed as weighted average volatility used in the modelling under binomial lattice model) | 78% |
| Option life (expressed as weighted average life used in the modelling under binomial option pricing model) | 10 years |
| Expected dividends | 2.564% |
| Risk-free interest rate (based on Exchange Fund Notes) | 4.444% |

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

## 25. CAPITAL AND RESERVES

### (a) The Group

Attributable to equity shareholders of the Company

| | Note | Share capital HK$'000 | Share premium HK$'000 | Capital redemption reserve HK$'000 | Capital reserve HK$'000 | Exchange reserves HK$'000 | Special capital reserve HK$'000 | Other reserves HK$'000 | (Accumulated losses)/retained profits HK$'000 | Total HK$'000 | Minority interests HK$'000 | Total equity HK$'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| At 1st January, 2005 | | 901,583 | 1,747,098 | 971 | 48,814 | (948) | — | 1,450 | (1,938,053) | 760,915 | 24,786 | 785,701 |
| Exchange difference on translation of: | | | | | | | | | | | | |
| — financial statements of subsidiaries and associates outside Hong Kong | | — | — | — | — | 13,246 | — | — | — | 13,246 | 537 | 13,783 |
| Transfer to statutory reserves | | — | — | — | — | — | — | 1,333 | (1,333) | — | — | — |
| Dividends declared to minority shareholders | | — | — | — | — | — | — | — | — | — | (2,232) | (2,232) |
| Contributions by minority shareholders | | — | — | — | — | — | — | — | — | — | 2,207 | 2,207 |
| Reserves realised upon liquidation of a subsidiary | | — | — | — | — | (38) | — | — | — | (38) | — | (38) |
| Elimination upon Capital Reorganisation | 25(c) | (450,791) | (1,747,098) | (971) | (48,157) | — | 107,440 | — | 2,139,577 | — | — | — |
| Profit for the year | | — | — | — | — | — | — | — | 175,759 | 175,759 | 4,036 | 179,795 |
| At 31st December, 2005 | | 450,792 | — | — | 657 | 12,260 | 107,440 | 2,783 | 375,950 | 949,882 | 29,334 | 979,216 |

Attributable to equity shareholders of the Company

| | Share capital HK$'000 | Share premium HK$'000 | Capital reserve-share options HK$'000 | Capital redemption reserve HK$'000 | Capital reserve HK$'000 | Exchange reserves HK$'000 | Special capital reserve HK$'000 | Other reserves HK$'000 | Retained profits HK$'000 | Total HK$'000 | Minority interests HK$'000 | Total equity HK$'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| At 1st January, 2006 | 450,792 | — | — | — | 657 | 12,260 | 107,440 | 2,783 | 375,950 | 949,882 | 29,334 | 979,216 |
| Exchange difference on translation of: | | | | | | | | | | | | |
| — financial statements of subsidiaries and associates outside Hong Kong | — | — | — | — | — | 25,689 | — | — | — | 25,689 | 945 | 26,634 |
| Transfer to statutory reserves | — | — | — | — | — | — | — | 740 | (740) | — | — | — |
| Dividends declared to minority shareholders | — | — | — | — | — | — | — | — | — | — | (1,421) | (1,421) |
| Contributions by minority shareholders | — | — | — | — | — | — | — | — | — | — | 3,310 | 3,310 |
| Grant of share options | — | — | 3,426 | — | — | — | — | — | — | 3,426 | — | 3,426 |
| Share options lapsed during the year | — | — | (50) | — | — | — | — | — | 50 | — | — | — |
| Dividends declared in respect of the current year | — | — | — | — | — | — | — | — | (27,048) | (27,048) | — | (27,048) |
| Profit for the year | — | — | — | — | — | — | — | — | 121,320 | 121,320 | 5,474 | 126,794 |
| At 31st December, 2006 | 450,792 | — | 3,376 | — | 657 | 37,949 | 107,440 | 3,523 | 469,532 | 1,073,269 | 37,642 | 1,110,911 |

Included in figure for the retained profits as at 31st December, 2006 is an amount of HK$2,374,000 (2005: HK$7,958,000), being the accumulated losses attributable to associates.

**(b)    The Company**

| | Note | Share capital HKS'000 | Share premium HKS'000 | Capital redemption reserve HKS'000 | Capital reserve HKS'000 | Special capital reserve HKS'000 | (Accumulated losses)/ retained profits HKS'000 | Total equity HKS'000 |
|---|---|---|---|---|---|---|---|---|
| At 1st January, 2005 | | 901,583 | 1,747,098 | 971 | 48,157 | — | (2,111,278) | 586,531 |
| Elimination upon Capital Reorganisation | 25(c) | (450,791) | (1,747,098) | (971) | (48,157) | 107,440 | 2,139,577 | — |
| Profit for the year | | — | — | — | — | — | 71,004 | 71,004 |
| At 31st December, 2005 | | 450,792 | — | — | — | 107,440 | 99,303 | 657,535 |
| At 1st January, 2006 | | 450,792 | — | — | — | 107,440 | 99,303 | 657,535 |
| Transfer to retained profits | | — | — | — | (50) | — | 50 | — |
| Dividend declared in respect of the current year | | — | — | — | — | — | (27,048) | (27,048) |
| Equity settled share-based transactions | | — | — | — | 3,426 | — | — | 3,426 |
| Profit for the year | | — | — | — | — | — | 19,769 | 19,769 |
| At 31st December, 2006 | | 450,792 | — | — | 3,376 | 107,440 | 92,074 | 653,682 |

**(c)    Share capital**

| | 2006 Number of shares (thousand) | HKS'000 | 2005 Number of shares (thousand) | HKS'000 |
|---|---|---|---|---|
| *Authorised:* | | | | |
| Ordinary shares of nominal value of HKS0.1 each at 1st January | 3,000,000 | 1,500,000 | 15,000,000 | 1,500,000 |
| Reduction of nominal value of share from HKS0.1 each to HKS0.05 each | — | — | — | (750,000) |
| Increase in ordinary shares of nominal value of HKS0.05 each | — | — | 15,000,000 | 750,000 |
| Consolidation of every ten shares of nominal value of HKS0.05 each into one share of nominal value of HKS0.50 each | — | — | (27,000,000) | — |
| At 31st December | 3,000,000 | 1,500,000 | 3,000,000 | 1,500,000 |
| *Issued and fully paid:* | | | | |
| At 1st January | 901,583 | 450,792 | 9,015,833 | 901,583 |
| Reduction of nominal value of share from HKS0.1 each to HKS0.05 each | — | — | — | (450,791) |
| Consolidation of every ten shares of nominal value of HKS0.05 each into one share of nominal value of HKS0.50 each | — | — | (8,114,250) | — |
| At 31st December | 901,583 | 450,792 | 901,583 | 450,792 |

The capital reorganisation of the Company ("the Capital Reorganisation") was complete on 19th December, 2005. Pursuant to a special resolution passed at the Extraordinary General Meeting of the Company dated 12th August, 2005 and with the sanction of the High Court of Hong Kong dated 7th December, 2005, the entire amount of share premium account

of approximately HK$1,747,098,000 and capital redemption reserve of approximately HK$971,000, together with an aggregate amount of capital reserve of approximately HK$48,157,000, were eliminated against an equal amount of accumulated losses effective on 8th December, 2005.

In addition, on 8th December, 2005, the authorised share capital of the Company was reduced from HK$1,500,000,000 divided into 15,000,000,000 ordinary shares of nominal value of HK$0.10 each to HK$750,000,000 divided into 15,000,000,000 ordinary shares of nominal value of HK$0.05 each ("Reduced Shares"). Such reduction was effective by cancelling paid up capital to the extent of HK$0.05 upon each of the 9,015,832,859 ordinary shares in issue. Out of such credits arising from the share cancellation, an aggregate amount of approximately HK$343,352,000 were set off against the remaining amount of accumulated losses, and the remaining credits of approximately HK$107,440,000 were transferred to a special capital reserve account.

As part of the Capital Reorganisation, every ten issued and unissued Reduced Shares were considered into one new share of nominal value of HK$0.50 each. The consolidation of shares was effective on 19th December, 2005.

**(d)   Nature and purpose of reserves**

(i)    *Share premium and capital redemption reserve*

The application of the share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance. The entire amounts were eliminated under the Capital Reorganisation.

(ii)   *Capital reserve*

The capital reserve was created following an issue of warrants by the Company in 1997. The net proceeds from the issue of such warrants have been recorded in such capital reserve. All such warrants were either exercised during the exercise period or lapsed in 1998. The application of such capital reserve is not subject to any condition or restriction.

As part of the Capital Reorganisation, such amount has been eliminated by setting off against an equal amount of accumulated losses.

(iii)  *Special capital reserve*

The special capital reserve was created under the Capital Reorganisation as mentioned in note 25(c). The Company has given an undertaking to the Court in relation to the amount credited to such reserve on the conditions that such reserve will not treated as realised profits and will not be distributable unless and until certain conditions have been fulfilled.

(iv)   *Capital reserve — share options*

The capital reserve — share options represents the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with the accounting policy adopted for share based payments in note 1(o)(ii).

(v)    *Exchange reserve*

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 1(s).

(vi)   Other reserves represent statutory reserves of entities established in the PRC.

**(e)   Distributability of reserves**

At 31st December, 2006, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$43,774,000 (2005: HK$52,204,000).

26. **NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT**

**Major non-cash transaction**

During the year, long outstanding liabilities totalling HK$4,198,000 (2005: HK$42,740,000) was written back (see note 3).

27. **FINANCIAL INSTRUMENTS**

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) **Credit risk**

The Group's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and bills receivables mainly relating to the tinplating operation, credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are due within 30 days from the date of billing and the maturity dates for bills receivables issued by banks from customers usually ranged from 3 to 6 months. Debtors with balances that are more than one month overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

At the balance sheet date, the Group has a certain level of concentrations of credit risk as 5.6% (2005: 8.3%) and 21.3% (2005: 26.0%) of the total trade and bills receivables was due from the Group's largest debtors and the five largest debtors respectively within the tinplating business segment.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Group does not provide any other guarantee which would expose the Group to credit risk.

(b) **Interest rate risk**

*Effective interest rates and repricing analysis*

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table includes indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

**The Group**

|  | 2006 | | 2005 | |
|---|---|---|---|---|
|  | Effective interest rate | One year or less *HK$'000* | Effective interest rate | One year or less *HK$'000* |
| **Repricing dates for assets which reprice before maturity** |  |  |  |  |
| Cash and cash equivalents | 1.92% | 157,737 | 1.83% | 96,871 |
| **Maturity dates for liabilities which do not reprice before maturity** |  |  |  |  |
| Bank loans secured by bills receivable | 3.24% | (81,557) | 3.24% | (26,991) |

**The Company**

|  | 2006 | | 2005 | |
| --- | --- | --- | --- | --- |
|  | **Effective interest rate** | **One year or less**<br>*HKS'000* | **Effective interest rate** | **One year or less**<br>*HKS'000* |
| **Repricing dates for assets which reprice before maturity** | | | | |
| Cash and cash equivalents | 4.49% | 10,747 | 2.57% | 12,294 |

**(c)    Foreign currency risk**

The Group is exposed to foreign currency risk through purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currency giving rise to this risk is primarily the United States dollars. Management does not consider this risk to be significant.

**(d)    Fair values**

All financial instruments are carried at amounts not materially different from their fair values as at 31st December, 2005 and 2006.

**28.    COMMITMENTS**

**(a)**    Capital commitments outstanding as at 31st December, 2006 not provided for in the financial statements were as follows:

|  | The Group | |
| --- | --- | --- |
|  | **2006**<br>*HKS'000* | **2005**<br>*HKS'000* |
| Contracted for | 3,463 | 131,433 |
| Authorised but not contracted for | 9,748 | 168,005 |
|  | 13,211 | 299,438 |

In addition to the above, the Group entered into a joint venture agreement with an independent third party to establish a subsidiary. According to the joint venture agreement, the Group is required to inject US$19,800,000 (equivalent to HK$154,440,000) into the subsidiary, being 66% of the total registered capital. Further details are set out in note 33(ii).

**(b)**    At 31st December, 2006, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

|  | The Group | |
| --- | --- | --- |
|  | **2006**<br>*HKS'000* | **2005**<br>*HKS'000* |
| Within 1 year | 637 | 697 |
| After 1 year but within 5 years | 145 | 385 |
|  | 782 | 1,082 |

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

**(c)**    At 31st December, 2006, the Company had committed to provide finance of HK$6,489,000 (2005: HK$6,489,000) to an associate of the Group.

**29.**   **MATERIAL RELATED PARTY TRANSACTIONS**

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

(a)   **Transactions with Guangdong Yue Gang Investment Holdings Company Limited and its affiliates ("Yue Gang Group") and the associates of the Company**

The Group had the following transactions with Yue Gang Group and the associates of the Company during the year which the directors consider material:

|  | Note | 2006 HK$'000 | 2005 HK$'000 |
|---|---|---|---|
| Sales of goods to related companies | (ii) | — | 2,749 |
| Purchases of goods from related companies | (ii) | 1,092 | 955 |
| Management, taxation services, and maintenance fee paid to the immediate holding company | | 289 | 411 |
| Provision of electricity/water and leasing services to a fellow subsidiary | | 3,482 | 3,606 |
| Agency fee paid to a related company | | — | 314 |

*Notes:*

(i)   Balances with related parties at 31st December, are included in amounts due from/to the respective parties in the balance sheets. These balances are interest free and have no fixed terms of repayment.

(ii)   Related companies to/from which goods were sold and purchased include associates.

**(b)**   **Transactions with other state-controlled entities in the PRC**

The Group is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed above, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

—   Sales and purchase of goods and ancillary materials;

—   Rendering and receiving services;

—   Lease of assets;

—   Purchase of property, plant and equipment; and

—   Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled or not.

Having considered the potential transactions impacted by related party relationships, the entity's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the financial statements, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

**(c)   Key management personnel remuneration**

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 7 is as follows:

|  | 2006<br>*HK$'000* | 2005<br>*HK$'000* |
|---|---:|---:|
| Short-term employee benefits | 4,019 | 2,653 |
| Post-employment benefits | 549 | 428 |
| Equity Compensation benefits | 1,251 | — |
|  | 5,819 | 3,081 |

Total remuneration is included in "staff costs" *(see note 5(b))*.

## 30.   RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the profit and loss account for the year ended 31st December, 2006 was HK$1,480,000 (2005: HK$1,464,000). The forfeited contribution refunded for the year amounted to HK$139,000 (2005: HK$126,000).

## 31.   SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

**Impairment of assets**

Internal and external sources of information are reviewed by the Company at each balance sheet date to assess whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated. Changes in facts and circumstances may result in revisions to the conclusion of whether an indication of impairment exists and revised estimates of recoverable amounts, which would affect profit or loss in future years.

## 32.   IMMEDIATE PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the immediate parent and ultimate holding company at 31st December, 2006 to be GDH Limited and Guangdong Yue Gang Investment Holdings Company Limited respectively. GDH Limited is incorporated in Hong Kong and Guangdong Yue Gang Investment Holdings Company Limited is established in the PRC. Both entities do not produce financial statements available for public use.

## 33. SUBSEQUENT EVENTS

(i) On 13th September, 2006, the Group entered into a contract to acquire from the minority shareholder the 5% equity interest and dividend payable in each of Zhongyue Tinplate and Zhongshan Shan Hai Industrial Co., Ltd ("Shanhai") for a total consideration of US$499,000 (equivalent to HK$3,892,000). Completion took place on 4th January, 2007 following which Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group.

(ii) On 21st December, 2006, the Group entered into a joint venture agreement with POSCO Co., Ltd. ("POSCO") and POSCO-China Holding Corporation ("POSCO-China) in relation to the establishment of a joint venture company for the production and sale of tinplate products in Qinhuangdao City, Hebei Province, the PRC. The joint venture company, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd, a foreign joint venture limited company was incorporated on 16th February, 2007 in accordance with the PRC law pursuant to the terms of the joint venture agreement which is 66% indirectly owned by the Company and 34% owned by POSCO and POSCO-China with a total registered capital of US$30,000,000 (equivalent to HK$234,000,000). On 15th March, 2007, the Group entered into a sale and purchase agreement with POSCO in relation to acquisition of certain production facilities from POSCO and provision of consultation and training services by POSCO. The consideration for the purchase of production facilities is approximately US$17,605,000 (equivalent to HK$137,319,000).

(iii) On 16th March, 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the People's Republic of China ("new tax law") which will take effect on 1st January, 2008. A subsidiary of the Group has been granted an extension to the status of a high-tech enterprise by Zhongshan Tax Bureau on 30th May, 2006 for a period of two years and currently its effective income tax rate is 10.8%. According to the new tax law, certain high-tech enterprises will continue to be entitled to a reduced tax rate. However, the detailed implementation rules regarding the preferential tax policies (e.g. the details of how a taxpayer can qualify as a high-tech enterprise under the new tax law) have yet to be made public. Consequently, the Group is not able to assess whether it will qualify as a high-tech enterprise under the new tax law and therefore is not able make an estimate of the expected financial effect of the new tax law on its deferred tax assets and liabilities. The expected financial effect of the new tax law, if any, will be reflected in the Group's 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

## 34. LITIGATION

In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ordered to freeze a bank deposit of the subsidiary amounted to HK$4,700,000 in this regard.

According to the judgement of the Intermediate People's Court of Yue Yang City issued on 12th December, 2004, the subsidiary was ordered to pay compensation and court charges amounting to RMB4,934,000 and RMB40,000 respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31st January, 2005. Accordingly, the frozen bank deposit of HK$4,700,000 was released.

In 2006, the PRC third party filed a new claim to the Intermediate People's Court of Zhongshan City. The court proceedings have not yet commenced at 31st December, 2006. The claim filed in 2006 amounted to RMB5,788,000.

The directors have reviewed the nature of the claim under dispute and considered that no provision is required to be made in the financial statements.

## 35. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31ST DECEMBER, 2006

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31st December, 2006 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Company's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

|  |  | Effective for accounting periods beginning on or after |
| --- | --- | --- |
| HKFRS 7 | Financial instruments: disclosures | 1st January, 2007 |
| Amendment to HKAS 1 | Presentation of financial statements: capital disclosures | 1st January, 2007 |

## 36. LIST OF SUBSIDIARIES

Particulars of the subsidiaries which principally affected the results, assets and liabilities of the Group at 31st December, 2006 are as follows:

| Name of subsidiary | Principal country/place of operations | Class of shares held | Issued and fully paid capital/ registered capital | Proportion of nominal value of issued capital/registered capital held by the Company | Subsidiary | Principal activities |
| --- | --- | --- | --- | --- | --- | --- |
| Dongguan Jinhuang Food Co., Ltd.# | The PRC | N/A | RMB40,000,000 | — | 100% | Leasing |
| Gain First Investments Limited | British Virgin Islands/ Hong Kong | Ordinary | US$1 | 100% | — | Investment holding |
| Guangnan Fresh and Live Foodstuffs Limited | Hong Kong | Ordinary | HK$1,000,000 | 100% | — | Distribution of live and fresh foodstuffs |
| Guangnan Supermarket Development Limited | Hong Kong | Ordinary | HK$135,742,220 | 100% | — | Investment holding |
| Guangnan Trading Development Limited | Hong Kong | Ordinary | HK$73,916,728 | 100% | — | Trading of foodstuffs |
| Jin Huang Food Industry Investment Limited | British Virgin Islands/ Hong Kong | Ordinary | HK$1,000,000 | 100% | — | Investment holding |
| Jin Huang Food Industry Investment Limited | Hong Kong | Ordinary | HK$1,000,000 | — | 100% | Investment holding |
| Zhongyue Industry Material Limited | Hong Kong | Ordinary Non-voting deferred | HK$10 HK$230,000,000 | — — | 100% — | Trading of raw materials for production of tinplate products |
| Zhongshan Shan Hai Industrial Co., Ltd.* | The PRC | N/A | RMB45,600,000 | — | 95% | Property development and leasing |
| Zhongshan Zhongyue Tinplate Industrial Co., Ltd.* | The PRC | N/A | US$41,906,200 | — | 95% | Production and sales of tinplate products |

\*     an equity joint venture established in the PRC

#     a wholly foreign-owned enterprise established in the PRC

37.  LIST OF COMPANIES UNDER LIQUIDATION

Particulars of the companies under liquidation or petitioned to court for liquidation are as follows:

| Name of company | Principal country/place of operations | Class of shares held | Issued and fully paid capital/ registered capital | Proportion of nominal value of issued capital/registered capital held by | |
|---|---|---|---|---|---|
| | | | | the Company | Subsidiary |
| Guangnan (KK) Supermarket Limited* | Hong Kong | Ordinary | HKS20,000,000 | — | 70% |
| Guangdong Guangnan Tianmei Food Development Company Limited## | The PRC | N/A | RMB34,820,000 | — | 55% |

\*       company commenced liquidation in June 2001

##      an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

38.  LIST OF ASSOCIATES

Particulars of the associates at 31st December, 2006 are as follows:

| Name of associate | Principal country/place of operations | Class of shares held | Proportion of nominal value of issued capital/capital registered held by | | Principal activities |
|---|---|---|---|---|---|
| | | | the Company | Subsidiary | |
| Yellow Dragon Food Industry Co., Ltd.* | The PRC | N/A | 40% | — | Processing and sale of corn food and feed products |
| Zhongshan Baoli Food Ltd.* | The PRC | N/A | 30% | — | Processing of canned food |

\*       an equity joint venture established in the PRC

## 1. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The accompanying unaudited pro forma statement of assets and liabilities of the Enlarged Group has been prepared to illustrate the effects of (1) the establishment of the Joint Venture Company and (2) the acquisition of Production Facility and provision of consultation and training services on the financial position of the Group as if the transactions had occurred on 31st December, 2006.

The unaudited pro forma statements of assets and liabilities of the Enlarged Group below has been prepared based on the audited consolidated balance sheet of the Group as at 31st December, 2006 as extracted from the 2006 annual report of the Group after making certain pro forma adjustments resulting from the establishment of the Joint Venture Company and the acquisition of Production Facility and provision of consultation and training services. As it is prepared for illustrative purpose only, it may not represent what the assets and liabilities of the Enlarged Group shall be on the actual (1) establishment of the Joint Venture Company and (2) acquisition of Production Facility and provision of consultation and training services.

| | The Group HK$'000 Note 1 | Pro forma adjustment HK$'000 Note 2 | Sub-total HK$'000 Note 4 | Pro forma adjustment HK$'000 Note 3 | The Enlarged Group HK$'000 Note 5 |
|---|---|---|---|---|---|
| **Non-current assets** | | | | | |
| Fixed assets | | | | | |
| — Investment properties | 235,651 | | 235,651 | | 235,651 |
| — Other property, plant and equipment | 512,275 | | 512,275 | 141,149 | 653,424 |
| — Interest in leasehold land held for own use under operating leases | 57,855 | | 57,855 | | 57,855 |
| | 805,781 | | 805,781 | | 946,930 |
| Interest in associates | 182,434 | | 182,434 | | 182,434 |
| | 988,215 | | 988,215 | | 1,129,364 |
| **Current assets** | | | | | |
| Trading securities | 3,153 | | 3,153 | | 3,153 |
| Inventories | 115,478 | | 115,478 | | 115,478 |
| Trade and other receivables | 274,706 | | 274,706 | | 274,706 |
| Cash and cash equivalents | 157,737 | 79,560 | 237,297 | (141,640) | 95,657 |
| | 551,074 | | 630,634 | | 488,994 |
| **Current liabilities** | | | | | |
| Bank loans secured by bill receivables | 81,557 | | 81,557 | | 81,557 |
| Trade and other payables | 306,377 | | 306,377 | | 306,377 |
| Current taxation | 18,757 | | 18,757 | | 18,757 |
| | 406,691 | | 406,691 | | 406,691 |

|  | The Group HK$'000 Note 1 | Pro forma adjustment HK$'000 Note 2 | Sub-total HK$'000 Note 4 | Pro forma adjustment HK$'000 Note 3 | The Enlarged Group HK$'000 Note 5 |
|---|---|---|---|---|---|
| Net current assets | 144,383 | | 223,943 | | 82,303 |
| Total assets less current liabilities | 1,132,598 | | 1,212,158 | | 1,211,667 |
| **Non-current liabilities** | | | | | |
| Deferred tax liabilities | 21,687 | | 21,687 | | 21,687 |
| Net assets | 1,110,911 | | 1,190,471 | | 1,189,980 |
| **Capital and reserves** | | | | | |
| Share capital | 450,792 | | 450,792 | | 450,792 |
| Reserves | 622,477 | | 622,477 | (491) | 621,986 |
| **Total equity attributable to equity shareholders of the** | | | | | |
| Company | 1,073,269 | | 1,073,269 | | 1,072,778 |
| Minority interests | 37,642 | 79,560 | 117,202 | | 117,202 |
| Total equity | 1,110,911 | | 1,190,471 | | 1,189,980 |

*Notes:*

1.  The amounts have been extracted from 2006 annual report of the Group as set out in Appendix I to this circular.

2.  The adjustment represents the registered capital contributed by POSCO and POSCO-China amounting to US$10.2 million (equivalent to approximately HK$79.56 million) to the Joint Venture Company.

3.  The adjustment represents the Production Facility acquired by the Joint Venture Company and payment for consultation and training services by the Joint Venture Company to POSCO.

4.  The amount represents the financial effects on assets and liabilities of the Enlarged Group after the establishment of the Joint Venture Company.

5.  The amount represents the financial effects on assets and liabilities of the Enlarged Group after the establishment of the Joint Venture Company and the acquisition of Production Facility and provision of consultation and training services.

6.  Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

## 2. COMFORT LETTER ON THE UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES



8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

The Board of Directors
Guangnan (Holdings) Limited

30th April, 2007

Dear Sirs

We report on the unaudited pro forma financial information ("the Pro Forma Financial Information") of the Company and its subsidiaries ("the Group") set out on page 75 to 76 of the circular dated 30th April, 2007 ("the Circular"), which has been prepared by the directors of the Company solely for illustrative purposes to provide information about how the establishment of the joint venture company and acquisition of production facilities and provision of consultation and training services might have affected the financial information presented. The basis of preparation of the Pro Forma Financial Information is set out on page 76 of the Circular.

### Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited Pro Forma Financial Information in accordance with Paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

### Basis of opinion

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements ("HKSIR") 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company. The engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or review made in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31st December, 2006 or any future date.

**Opinion**

In our opinion:

(a)   the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b)   such basis is consistent with the accounting policies of the Group; and

(c)   the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to Paragraph 4.29(1) of the Listing Rules.

Yours faithfully

**KPMG**
*Certified Public Accountants*
Hong Kong

## 1.    VALUATION REPORT OF THE PRODUCTION FACILITY

Vigers Appraisal & Consulting Limited
International Asset Appraisal Consultants



10th Floor
The Grande Building
398 Kwun Tong Road
Kwun Tong
Kowloon
Hong Kong

30th April, 2007

The Directors
Guangnan (Holdings) Limited
22/F, Tesbury Centre
No. 28 Queen's Road East
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value certain property consisting of plant and equipment (collectively referred to as the "Production Facility") exhibited to us as being owned by POSCO, and to be acquired by the Joint Venture Company (the "Company"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of the Production Facility as at 31st January, 2007.

### BASIS OF VALUATION

We have valued the Production Facility on the basis of its market value which is defined as the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

### ASSETS APPRAISED

The assets subject of this appraisal, as per the list provided to us, consist of machinery and equipment, and spare parts. Machinery and equipment includes an electrolytic tinning line, three (3) shearing lines, and testing equipment. Major production machines include coil cars, welder, pay-off reels, leveler, bridle rolls, steering rolls, shear, looping towers, scrubber rolls, induction heater, hot air dryer, muffle furnace, cleaning tanks, electrostatic oiler, conveyors, hydraulic system, electrical system, process control system, others. Testing machines comprised of Sn/Cr coating thickness analyzer, hydrophil balance and UV/VIS spectrophotometer. Spare parts consist of rolls, printed circuit boards, DC power supplies, inverters/converters, hydraulic valves, air motors, timing belts, pneumatic valves, drive couplings, circuit breakers, ball bearings, etc..

The electrolytic tinning line uses the Ferrostan technology to produce tinplates from tin mill blackplate. Tinplates are light gauge, cold-reduced, low carbon steel sheet or strip, coated on both surfaces with commercially pure tin by electrolytic process. The basic steps in the production involve uncoiling, welding of tin mill blackplate to form a continuous strip, cleaning, coating, oiling and recoiling or cutting into sheets.

Technical particulars of the production lines are as follows:

**Electrolytic Tinning Line**

| | | |
|---|---|---|
| Product | : | Tinplate Coil |
| Production Rate | : | 250,000 tons annually |
| Speed | : | 450 m/min |
| Thickness | : | 0.10–0.60 mm |
| Strip Width | : | 508–1220 mm |
| Weight | : | 28 tons |
| Electrical Motor Rating | : | 440 volts, 60 hz |
| Manufacturers | : | Japan, Korea, Germany (welder), France (tension leveler), USA (electrostatic oiler, Norway (induction heater) |

**Shearing Line No. 1**

| | | |
|---|---|---|
| Product | : | Tinplate Sheet |
| Speed | : | 230 m/min |
| Thickness | : | 0.18–0.60 mm |
| Strip Width | : | 508–1016 mm |
| Weight | : | 22 tons |
| Electrical Motor Rating | : | 440 volts, 60 hz |
| Manufacturer | : | Littell, USA |

**Shearing Lines No. 2 & 3**

| | | |
|---|---|---|
| Product | : | Tinplate Sheet, Tinplate Scroll |
| Speed | : | 150 m/min |
| Thickness | : | 0.18–0.60 mm |
| Strip Width | : | 508–1016 mm |
| Weight | : | 22 tons |
| Electrical Motor Rating | : | 440 volts, 60 hz |
| Manufacturer | : | Littell, USA |

The Production Facility was inspected at POSCO's production facilities located at 1 Geodong-dong, Nam-gu, Pohang, Gyeongbuk 790–785, South Korea.

At the time of our inspection, the Production Facility was observed to be generally in good working condition. It is our opinion that it is capable of performing the function for which it was designed, built and erected. There was evidence of good preventive maintenance program. The Production Facility undergoes periodic maintenance.

## VALUATION METHODOLOGY

In arriving at our opinion of value, we have considered the two generally accepted approaches to values that are recognised by the Hong Kong Institute of Surveyors (HKIS) and in accordance with the International Valuation Standards, namely:

**Cost Approach** — considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation arising from condition, utility, age, wear and tear, or obsolescence present, taking into consideration past and present maintenance policy and rebuilding history. This approach is best applied to assets without a known established secondhand market comparable.

Physical depreciation is the loss in value due to physical deterioration resulting from wear and tear in operation and exposure to elements. Deterioration due to age and deterioration due to usage are the main factors that affect physical condition. Physical condition due to wear and tear is proportional to use rather than age. Use is the best indicator to estimate physical deterioration.

**Market Data or Comparative Sales Approach** — considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised assets relative to the market comparative. Asset for which there is an established secondhand market comparable is best appraised by this approach.

Since complex plant facilities similar to the Production Facility are rarely exchange in the market and the extreme difficulty to find a direct established second hand market comparables, the cost approach was used in arriving at the opinion of market value. The cost approach provides a reasonable indication of value for assets without known used market comparables.

## SCOPE OF INVESTIGATION AND CONSIDERATIONS

Before arriving at our opinion of value, we have personally conducted a physical inventory and inspection of the Production Facility, investigated market condition, interviewed personnel, and examined documents and specifications provided to us.

During our inspection we observed the Production Facility. Any deferred maintenance, physical wear and tear, operating malfunctions, lack of utility, or any observable conditions distinguishing the appraised assets from assets of like kind in new conditions were noted and made part of our judgement in arriving at the values.

In forming our opinion of the market value, we have assumed that the Production Facility will continue to be used for the purpose for which it was designed and built.

Consideration has been given to accrued depreciation that was based on the observed condition and present and prospective serviceability in comparison with new units of like kind.

We have relied to a considerable extent on information such as records, listings and specifications provided to us. We have made no investigation of and assume no responsibility for titles to or liabilities against the Production Facility appraised.

We have not made any deduction in respect of any grant either available or received, neither has any adjustment been made for any outstanding amounts owing under financing agreements.

Our investigation was restricted to an ocular inspection and appraisal of the Production Facility and does not attempt to arrive at any conclusion of values of the Company as a total business entity.

## OPINION OF VALUE

Based on the foregoing, we are of the opinion that as at 31st January, 2007, the market value (in-situ) of the Production Facility for its intended usage, is fairly represented in the amount of HK$157,751,000 (Hong Kong Dollars One Hundred Fifty Seven Million Seven Hundred Fifty One Thousand), broken down as follows:

|  | Market Value (in situ) HK$ |
|---|---|
| Machinery and equipment | 146,011,000 |
| Spare parts | 11,740,000 |
| Total | 157,751,000 |

We hereby certify that we have neither present nor prospective interest in the Company or the appraised Production Facility or the value reported.

Yours faithfully,
For and on behalf of
**VIGERS APPRAISAL & CONSULTING LIMITED**

| **Raymond Ho Kai Kwong** | **Maximo I. Montes Jr.** |
|---|---|
| *Registered Professional Surveyor* | *Professional Mechanical Engineer* |
| *MRICS MHKIS MSc(e-com)* | *PME BSME* |
| *Executive Director* | *Executive Director, Plant and* |
| | *Machinery Appraisal* |

*Note:* Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS, MSc(e-com) has over 10 years experience in assets valuation in Hong Kong and the PRC.

Maximo I. Montes Jr. is a Professional Mechanical Engineer who has 36 years experience in industrial plant valuation. He has 26 years experience in the valuation of plant machinery and equipment in Hong Kong, the PRC and Asia Pacific Rim.

## 2.    VALUATION REPORT OF CONSULTATION AND TRAINING SERVICE

**Vigers Appraisal & Consulting Limited**
International Asset Appraisal Consultants



10th Floor
The Grande Building
398 Kwun Tong Road
Kwun Tong
Kowloon
Hong Kong

30th April, 2007

The Directors
Guangnan (Holdings) Limited
22/F, Tesbury Centre
No. 28 Queen's Road East
Hong Kong

Dear Sirs,

In accordance with your instructions for us to provide an opinion of value of the consultation services and training services to be provided by POSCO to the Joint Venture Company (the "Technical Assistance") for the installation and operation of an electrolytic tinning line, shearing lines and auxiliary equipment (collectively the "Production Facility"), we confirm that we have made relevant enquiries and obtained information necessary for this purpose.

### THE PRODUCTION FACILITY

The Production Facility for which the Technical Assistance will be provided consists of:

- One (1) electrolytic tinning line: capacity of 250,000 annually, speed of 450 m/min, thickness from 0.10–0.60 mm, strip width from 508–1,220 mm.

- Three (3) shearing lines: speed of 230 and 150 m/min, thickness from 0.18–0.60 mm, strip width from 508–1,016 mm.

- Auxiliary equipment: includes electrical, PLC and quality control equipment.

**Present Location**

The Production Facility is currently installed and operated at POSCO's production facilities located at 1 Geodong-dong, Nam-gu, Pohang, Gyeongbuk 790–785, South Korea.

**Future Location**

Reportedly, the Production Facility will be dismantled and re-installed in a new plant on the northern portion of Beijing East Road, Eastern District of Qinghuangdao Economic and Technological Development Zone, Qinghuangdao City, Hebei Province, in the People's Republic of China (PRC), which is envisioned to commence in the middle part of year 2007.

**THE TECHNICAL ASSISTANCE**

Based on the information provided to us, the Technical Assistance will cover the following areas:

- Operation

- Mechanical maintenance

- Electrical maintenance

The personnel to be involved will consist of engineers and skilled technicians with extensive experience in operating the Production Facility, and currently the same personnel operating and maintaining the Production Facility in its present site. The reported estimated number of personnel is eighteen (18), and the total man-months are estimated at forty six (46) months, which is believed to be reasonable for the type and complexity of the Production Facility. Their scope of work will generally include supervision in installation (mechanical and electrical), testing (cold and hot run), programming and other related services for the installation and operation of the Production Facility. These personnel will be stationed in the new plant in the PRC on a full time basis during the duration of the installation and start-up.

The proposed cost of the Technical Assistance will cover the salaries of the technical personnel and the cost of their plane fares, visas, insurance and visit of their relatives during their stay in the PRC. It also includes the cost of training for twelve (12) Chinese engineers and technicians in South Korea for a period of one (1) month, including provision for safety equipment, translation and accommodation.

**CONCLUSION**

Based on the information provided to us, we are of the opinion that the cost of Technical Assistance relating to the installation and start-up operation of the Production Facility is reasonably represented in the amount of HK$5,000,000 (Hong Kong Dollars Five Million), broken-down as follows:

|  | *HK$* |
|---|---|
| POSCO technical assistance | 4,517,000 |
| PRC engineers & technicians training in South Korea | 503,000 |
| Total | 5,020,000 |
| Rounded to | 5,000,000 |

We hereby certify that we have neither present nor prospective interest on the Production Facility or the value reported.

Yours faithfully,
For and on behalf of
**VIGERS APPRAISAL & CONSULTING LIMITED**

| **Raymond Ho Kai Kwong** | **Maximo I. Montes Jr.** |
|---|---|
| *Registered Professional Surveyor* | *Professional Mechanical Engineer* |
| *MRICS MHKIS MSc(e-com)* | *PME BSME* |
| *Executive Director* | *Executive Director, Plant and* |
| | *Machinery Appraisal* |

*Note:* Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS, MSc(e-com) has over 10 years experience in assets valuation in Hong Kong and the PRC.

Maximo I. Montes Jr. is a Professional Mechanical Engineer who has 36 years experience in industrial plant valuation. He has 26 years experience in the valuation of plant machinery and equipment in Hong Kong, the PRC and Asia Pacific Rim.

## 1.  RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

## 2.  DISCLOSURE OF INTERESTS

### Directors' interests and short positions in Shares, underlying Shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or, the chief executives of the Company were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

    I.    *Long positions in ordinary shares*

        (i)    The Company

| Name of Director | Number of ordinary shares held (personal interests) | Approximate % of issued share capital held |
|---|---|---|
| Liang Jiang | 2,230,000 | 0.247% |

        (ii)    Kingway Brewery Holdings Limited

| Name of Director | Number of ordinary shares held (personal interests) | Approximate % of issued share capital held |
|---|---|---|
| Luo Fanyu | 70,000 | 0.005% |

(iii) Guangdong Tannery Limited

| Name of Director | Number of Shares held (personal interests) | Approximate % of issued share capital held |
|---|---|---|
| Luo Fanyu | 70,000 | 0.013% |

*Note:* Kingway Brewery Holdings Limited and Guangdong Tannery Limited are associated corporations of the Company within the meaning of Part XV of the SFO.

II. *Long positions in options relating to Shares of the Company*

| Name of Director | Date of share options granted[#] (dd/mm/yy) | Number of share options | | Exercisable period of share options[*] (dd/mm/yy) | During the Period Number of Share Options | | | Price per share to be paid on exercise of share options HK$ |
| | | Held on 01/01/2007 ('000) | Held on Latest Practicable Date ('000) | | Exercised ('000) | Lapsed ('000) | Cancelled ('000) | |
|---|---|---|---|---|---|---|---|---|
| Liang Jiang | 06/02/04 | 2,000 | — | 06/05/04–05/05/09 | 2,000 | — | — | 1.582 |
| | 09/03/06 | 2,000 | 2,000 | 09/06/06–08/03/16 | — | — | — | 1.660 |
| Tan Yunbiao | 06/02/04 | 1,500 | 1,500 | 06/05/04–05/05/09 | — | — | — | 1.582 |
| | 09/03/06 | 2,000 | 2,000 | 09/06/06–08/03/16 | — | — | — | 1.660 |
| Tsang Hon Nam | 09/03/06 | 300 | 300 | 09/06/06–08/03/16 | — | — | — | 1.660 |
| Zhao Leili | 09/03/06 | 200 | 200 | 09/06/06–08/03/16 | — | — | — | 1.660 |
| Luo Fanyu | 09/03/06 | 200 | 200 | 09/06/06–08/03/16 | — | — | — | 1.660 |
| Gerard Joseph McMahon | 09/03/06 | 200 | 200 | 09/06/06–08/03/16 | — | — | — | 1.660 |
| Tam Wai Chu, Maria | 09/03/06 | 200 | 200 | 09/06/06–08/03/16 | — | — | — | 1.660 |
| Li Kar Keung, Caspar | 09/03/06 | 200 | 200 | 09/06/06–08/03/16 | — | — | — | 1.660 |

[#] The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

[*] If the last day of any of the option periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Group, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or, short positions in Shares, underlying Shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or, (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

**Share options of the Company**

As at the Latest Practicable Date, certain employees of the Company had the following interests in rights to subscribe for shares of the Company. Each option gives the holder the right to subscribe for one Share.

| | | Number of share options | | | During the period Number of Share Options | | | Price per share to be paid on exercise of share |
|---|---|---|---|---|---|---|---|---|
| Category | Date of share options granted# (dd/mm/yy) | Held on 01/01/2007 ('000) | Held on Latest Practicable Date ('000) | Exercisable period of share options* (dd/mm/yy) | Exercise ('000) | Lapsed ('000) | Cancelled ('000) | options HK$ |
| Employees and other participants | 06/02/04 | 4,820 | 4,820 | 06/05/04 to 05/05/09 | | | | 1.582 |
| | 09/03/06 | 6,350 | 4,850 | 09/06/06 to 08/03/16 | – | 1,500 | – | 1.660 |

#  The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with Company or its subsidiaries, whichever is the later.

*  If the last day of any of the opinion periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

**Arrangements to acquire shares or debentures**

Except for the share options held by the Directors as mentioned above in the section "Directors' interests and short positions in shares, underlying shares and debentures", as at the Latest Practicable Date, none of the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies is a party to any arrangements to enable the Director to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## Substantial shareholders

As at the Latest Practicable Date, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

| Name | Number of Shares beneficially held | Approximate % of issued share capital held | Long/short positions |
|---|---|---|---|
| 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)* | 536,380,868 | 59.49% | Long Position |
| GDH | 536,380,868 | 59.49% | Long Position |

*Note:* The attributable interest which Yue Gang has in the Company is held through its 100 per cent direct interest in GDH.

| Name of subsidiaries of the Company | Name of substantial shareholders | Approximate % of issued share capital held | Long/short positions |
|---|---|---|---|
| 中粵浦項(秦皇島)馬口鐵工業有限公司* | POSCO Co., Ltd. | 24% | Long Position |
|  | 浦項(中國)投資有限公司* | 10% | Long Position |
| Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation) | 廣東省食品企業集團公司* | 45% | Long Position |
| Guangnan (KK) Supermarket Limited (in liquidation) | Halifax Development Company Limited | 12.5% | Long Position |
|  | Red Lake Investments Limited | 17.5% | Long Position |
| 廣州經濟技術開發區廣之傑倉儲有限公司* (in liquidation) | 廣東省連鎖經營協會* | 20% | Long Position |

\* These companies do not have English company names.

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

## 3.    LITIGATION

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29th December, 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,761,000). According to the information currently available, the Group is of the view that no provision is required to be made for this claim.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group is engaged in any litigation or, arbitration proceedings of material importance and there is no litigating or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

## 4.    DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

## 5.    DIRECTORS' INTERESTS IN COMPETING BUSINESSES

During the year, Mr. Zhao Leili, Director of the Company, was also a director of Yue Gang and GDH. Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, were also directors of GDH. GDH is a wholly-owned subsidiary of Yue Gang. Yue Gang and its subsidiaries other than the Group (the "Yue Gang Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. Both the Yue Gang Group and the Group have been engaged in the businesses of distribution of live and fresh foodstuffs and properties leasing. However, the Directors of the Company do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Yue Gang Group and those of the Group.

Save as disclosed in this circular, none of the Directors and their associates (as defined in the Listing Rules) have any other interests in any business which compete, or is likely to compete, with the business of the Group.

## 6. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date, other than those transactions which have been entered into between members of the Group and that between the Group and GDH and its subsidiaries (the "GDH Group") (being transactions disclosed or exempt from disclosure under the Listing Rules) and that the Directors are interested therein solely by virtue of their directorship in the Group and/or the GDH Group and/or the Yue Gang Group:

(a) none of the Directors had any interest, direct or indirect, in any assets which have been, since 31st December, 2006, the date to which the latest published audited consolidated financial statements of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(b) none of the Directors was materially interested in any contract or arrangement which is subsisting as at the Latest Practicable Date and is significant in relation to the business of the Group.

## 7. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years preceding 8th January, 2007 (being the date of the Announcement) and up to and including the Latest Practicable Date:

(a) the deed of release dated 18th April, 2006 in respect of a debenture dated 1st December, 2004 executed by Cammy (China) Limited as the borrower and the Company as the lender;

(b) the deed of release dated 18th April, 2006 in respect of a share mortgage dated 1st December, 2004 executed by the shareholders of Cammy (China) Limited as mortgagors and the Company as mortgagee;

(c) the share transfer agreement dated 13th September, 2006 entered into between Zhongyue and 中山火炬高技術產業開發區工業開發總公司 (Zhongshan Torch Hi-Tech Development Zone Industrial Development General Company) ("Zhongshan Torch") for the acquisition of 5% interest in Zhongyue Tinplate;

(d) the share transfer agreement dated 13th September, 2006 entered into between Zhongyue and Zhongshan Torch for the acquisition of 5% interest in 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co., Ltd);

(e) the Joint Venture Agreement;

(f) the MOU;

(g) the Sale and Purchase Agreement;

(h) the loan agreement dated 27th April, 2006 entered into between the Company and Zhongyue pursuant to which the Company provided a loan of HK$60,000,000 to Zhongyue;

(i)   the loan agreement dated 29th December, 2006 entered into between the Company and Zhongyue pursuant to which the Company provided a loan of RMB25,000,000 to Zhongyue;

(j)   the loan agreement dated 29th December, 2006 entered into between the Company and Zhongyue Tinplate pursuant to which the Company provided a loan of RMB50,000,000 to Zhongyue Tinplate;

(k)   the loan agreement dated 11th April, 2007 entered into between the Company and GDH pursuant to which GDH agreed to provide a loan to the extent of HK$200,000,000 to the Company.

## 8.   EXPERTS

(a)   The qualification of the experts who have given opinion or advice which is contained in this circular are as follows:

| Name | Qualification |
| --- | --- |
| KPMG | Certified Public Accountants |
| Vigers Appraisal & Consulting Limited | Registered Professional Surveyor |
| CIMB-GK Securities (HK) Limited | Licensed by the SFC for carrying out Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO |

(b)   As at the Latest Practicable Date, KPMG, Vigers Appraisal & Consulting Limited and CIMB – GK Securities (HK) Limited did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did they have any interest, direct or indirect, in any assets which had, since 31st December 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposal of by or leased to any member of the Group.

(c)   KPMG, Vigers Appraisal & Consulting Limited and CIMB – GK Securities (HK) Limited have given and have not withdrawn their written consents to the issue of this circular with the inclusion herein of their letters and references to their names in the form and context in which they appear.

## 9.   MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Director were not aware of any material adverse change in the financial or trading positions of the Company since 31st December, 2006, being the date to which the latest published audited consolidated financial statement of the Group were made up.

## 10. PROCEDURE FOR DEMANDING A POLL

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a)     by the chairman of such meeting; or

(b)     by at least three Shareholders present in person or by proxy of the time being entitled to vote at the meeting; or

(c)     by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d)     by any Shareholder and Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

## 11. MISCELLANEOUS

(a)     The registered office of the Company is located at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong.

(b)     The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c)     Mr. Tsang Hon Nam was appointed an executive Director and the financial controller of the Company in February 2004. He is the qualified accountant of the Company. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an associate of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Tsang possesses extensive experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

(d)     The secretary of the Company is Ms. Cheung Mo Ching. She was appointed the company secretary of the Company in August 1999. She holds a Bachelor's degree (Honour) in Accountancy from the City University of Hong Kong and a Master of Science degree in Finance from The Chinese University of Hong Kong. She is an associate of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. She has extensive experience in company secretarial practice, corporate regulatory compliance and corporate governance matters.

(e)     The English text of this circular shall prevail over the Chinese text.

## 12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to 14th May, 2007:

(a)     the memorandum and articles of association of the Company;

(b)     the annual reports of the Company for, each of the two financial years ended 31st December, 2006;

(c)     the audited financial information of the Group for the year ended 31st December, 2006;

(d)     the unaudited pro forma financial information of the Enlarged Group as set out in Appendix II of this circular;

(e)     the letter dated 30th April, 2007 from CIMB-GK Securities (HK) Limited to the Independent Board Committee, the text of which is set out on pages 20 to 26 of this circular;

(f)     the valuation report by the independent valuer as set out in Appendix III to in this circular;

(g)     the material contracts referred to in paragraph 7 of this Appendix IV;

(h)     the letters of consents referred to in the paragraph headed "Experts" in this appendix; and

(i)     a copy of the circular.

## 12.　備查文件

以下文件於本通函刊發日期起至二零零七年五月十四日之期間內，於星期一至星期六（公眾假期除外）之一般營業時間內於本公司之辦事處可供查閱，地址為香港皇后大道東24－32號金鐘匯中心22樓：

(a)　本公司之組織章程大綱章程細則；

(b)　本公司截至二零零六年十二月三十一日止兩個財政年度各年之年報；

(c)　本集團截至二零零六年十二月三十一日止年度的經審核財務資料；

(d)　經擴大集團的未經審核備考財務資料（載於本通函附錄二）；

(e)　聯昌國際證券（香港）有限公司日期為二零零七年四月三十日給獨立董事委員會的函件，全文載於本通函第20至26頁；

(f)　本通函附錄三所述之獨立估值師的估值報告；

(g)　本附錄四第7段所述之重大合約；

(h)　本附錄「專家」一段所述的專家同意書；及

(i)　本通函副本。

**10. 要求記名表決的程序**

以下數段文字列出股東根據公司章程細則於本公司股東大會（包括股東周年大會）提出記名表決的程序。

根據公司章程細則73條：除非（於宣布舉手投票或之前）提出記名表決，否則決議案將由大會以舉手方法表決：

(a) 股東週年大會或任何續會之主席；或

(b) 最少三名親身或委派代表出席並於當時有權在會上投票之股東；或

(c) 任何一名或多名親身出席大會之股東或其委任代表，而由其擁有之投票權須不少於所有有權於大會上投票之股東之總投票權之十分之一；或

(d) 任何一名或多名親身出席大會之股東或其委任代表，而由其持有附有權利可於大會上投票之本公司股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一。

**11. 其他事項**

(a) 本公司之註冊辦事處位於香港皇后大道東24-32號金鐘匯中心22樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

(c) 曾翰南先生，於二零零四年二月獲委任為本公司執行董事兼財務總監。他為本公司合資格會計師。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及公司管治均具豐富經驗。

(d) 本公司之公司秘書為張慕貞女士。張女士於一九九九年八月獲本公司委任為公司秘書。彼持有香港城市大學的會計學（榮譽）學士學位及香港中文大學的財務學理學碩士學位。且為英國特許秘書及行政人員公會及香港特許秘書公會之會員。彼對公司秘書實務、遵守企業規管及公司管治具備豐富經驗。

(e) 本通函之中、英文本如有歧義，概以英文本為準。

(i) 本公司與中粵於二零零六年十二月二十九日訂立的貸款協議,據此,本公司向中粵提供一筆人民幣25,000,000之的貸款;

(j) 本公司與中粵馬口鐵於二零零六年十二月二十九日訂立的協議,據此,本公司向中粵馬口鐵提供一筆人民幣50,000,000元的貸款;

(k) 本公司與粵海控股於二零零七年四月十一日訂立的貸款協議,據此,粵海控股向本公司提供一筆不超過200,000,000港元的貸款。

## 8. 專家

(a) 以下曾提供意見,其意見並載入本通函的專家資歷如下:

| 名稱 | 資歷 |
|---|---|
| 畢馬威會計師事務所 | 執業會計師 |
| 威格斯評值及顧問有限公司 | 註冊專業測址師 |
| 聯昌國際證券(香港)有限公司 | 根據證券及期貨條例可進行第一類(證券交易)、第四類(就證券提供意見)及第六類(就企業融資提供意見)受規管活動的持牌法團 |

(b) 於最後實際可行日期,畢馬威會計師事務所、威格斯評值及顧問有限公司及聯昌國際證券(香港)有限公司並無於本集團擁有任何股權或認購或提名他人認購本集團任何成員證券的權利(不論可否合法執行),亦無任何資產自二零零六年十二月三十一日(即本集團最新近發表的經審核綜合財務報表截算日期)獲本集團任何成員公司收購、出售或租賃,或建議由本集團任何成員公司收購符出售或租賃。

(c) 畢馬威會計師事務所、威格斯評值及顧問有限公司及聯昌國際證券(香港)有限公司已出具書面同意有關其函件載入本通函並以其出現的形式提供及其名稱,且並無撤回其同意。

## 9. 重大不利轉變

於最後實際可行日期,董事並不知悉本公司自二零零六年十二月三十一日以來(即本集團刊發最新近經審核財務報表的截數日期),其財務或貿易狀況並無重大不利轉變。

**6. 董事之其他權益**

於最後實際可行日期,除本集團成員公司之間及本集團與粵海控股及其附屬公司(「粵海控股集團」)之間進行之交易(根據上市規則披露或豁免披露之交易),以及董事僅作為本集團及╱或粵海控股集團之董事而擁有之權益外:

(a) 概無董事於本集團任何成員公司自二零零六年十二月三十一日(本集團最新近刊發之經審核綜合財務報表之編製日期)以來收購、出售或租賃或擬收購、出售或租賃之任何資產中,直接或間接擁有任何權益;及

(b) 概無董事於最後實際可行日期仍然生效且對本集團之業務屬重大之任何合約或安排中擁有重大權益。

**7. 重大合約**

以下合約乃於二零零七年一月八日(即該公布日期)前直至及包括最後實際可行日期的兩年內由本集團成員公司訂立(並非在日常業務過程中訂立的合約):

(a) 於二零零六年四月十八日就一份由Cammy (China) Limited作為借方及本公司作為貸方於二零零四年十二月一日訂立的債權證訂立解除契據;

(b) 於二零零六年四月十八日就一份由Cammy (China) Limited股東作為按揭人及本公司作為承按人於二零零四年十二月一日訂立的股份按揭訂立解除契據;

(c) 中粵與中山火炬高技術產業開發區工業開發總公司(「中山火炬」)於二零零六年九月十三日訂立的股份轉讓協議,以收購中粵馬口鐵5%權益;

(d) 中粵與中山火炬就收購中山市山海實業有限公司5%權益於二零零六年九月十三日訂立的股份轉讓協議;

(e) 合資合同;

(f) 諒解備忘錄;

(g) 買賣協議;

(h) 本公司與中粵於二零零六年四月二十七日簽訂的貸款協議,據此,本公司向中粵提供一筆60,000,000港元的貸款;

除上文所披露者外,於最後實際可行日期,概無任何人士(本公司董事或行政總裁除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露之權益或淡倉,或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上,或擁有相關股本之任何購股權。

## 3. 訴訟

於二零零四年,本集團一附屬公司收到一申索,指稱該附屬公司未償還被告一筆應付款項,此法律糾紛由湖南省岳陽市中級人民法院審理,並於二零零五年一月法院判決為我方勝訴。於二零零六年十二月二十九日,此被告於中山市中級人民法院向該附屬公司提出新的申索,申索金額連同違約賠償金為人民幣5,788,000元 (約5,761,000港元)。根據目前資料,本集團認為無需為此申索提取準備。

除上文所披露者外,於最後實際可行日期,本集團各成員公司概無涉及任何重大訴訟或仲裁,而據董事所知,本集團各成員公司亦無任何懸而待決或面臨威脅之重大訴訟或索償。

## 4. 董事服務合約

董事概無與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償(法定賠償除外)之服務合約。

## 5. 董事於競爭業務之權益

本公司董事趙雷力先生亦為粵港及粵海控股之董事。本公司董事梁江先生及羅蕃郁先生亦為粵海控股之董事。粵海控股為粵港之全資附屬公司。粵港及其附屬公司(本集團以外)(「粵港集團」)擁有多元化之業務權益,其中包括分銷鮮活食品、物業發展及物業租賃。粵港集團及本集團均從事分銷鮮活食品及物業租賃業務。然而,董事並不認為粵港集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

除本通函所披露者外,概無董事及彼等之聯繫人士(定義見上市規則)於與本集團業務競爭或可能競爭之任何業務中擁有任何其他權益。

主要股東

於最後實際可行日期,就本公司任何董事或行政總裁所知,以下人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉,或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上,或擁有相關股本之任何購股權:

| 名稱 | 實益持有之股份數目 | 佔所持已發行股本概約百分比 | 好倉／淡倉 |
|---|---|---|---|
| 廣東粵港投資控股有限公司(「粵港」)(附註) | 536,380,868 | 59.49% | 好倉 |
| 粵海控股 | 536,380,868 | 59.49% | 好倉 |

*附註:*粵港於本公司之應佔權益乃透過其於粵海控股之100%直接權益持有。

| 本公司附屬公司名稱 | 主要股東名稱 | 佔已發行股本概約百分比 | 好倉／淡倉 |
|---|---|---|---|
| 中粵浦項(秦皇島)馬口鐵工業有限公司 | 株式會社POSCO | 24% | 好倉 |
| | 浦項(中國)投資有限公司 | 10% | 好倉 |
| 廣東廣南天美食品發展有限公司(被入稟法院申請清盤) | 廣東省食品企業集團公司 | 45% | 好倉 |
| 廣南(KK)超級市場有限公司(清盤中) | Halifax Development Company Limited | 12.5% | 好倉 |
| | 紅湖投資有限公司 | 17.5% | 好倉 |
| 廣州經濟技術開發區廣之傑倉儲有限公司(清盤中) | 廣東省連鎖經營協會 | 20% | 好倉 |

## 本公司之購股權

於最後實際可行日期,本公司若干僱員於以下認購本公司股份之權利中擁有權益。每份購股權給予持有人權利可認購一股股份。

| 類別 | 購股權授出日期' (日/月/年) | 購股權數目 | | 購股權行使期* (日/月/年) | 期間之購股權數目 | | | 行使購股權時須支付之每股價格 港元 |
| | | 於二零零七年一月一日持有 (千份) | 於最後可行日期持有 (千份) | | 已行使 (千份) | 已失效 (千份) | 已註銷 (千份) | |
|---|---|---|---|---|---|---|---|---|
| 僱員及其他 | 06/02/04 | 4,820 | 4,820 | 06/05/04至05/05/09 | – | – | – | 1.582 |
| 參與者 | 09/03/06 | 6,350 | 4,850 | 09/06/06至08/03/16 | – | 1.500 | – | 1.660 |

' 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

\* 倘任何購股權期間的最後一日並非香港營業日,行使期將於緊接該日前之一個營業日的營業時間結束時完結。

## 購買股份或債券之安排

除上文「董事於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外,於最後實際可行日期,本公司或其任何附屬公司、其控股公司或其控股公司之任何附屬公司概無參與任何安排,藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

(iii)　粵海制革有限公司

| 董事姓名 | 所持股份數目<br>（個人權益） | 佔所持<br>已發行股本<br>概約百分比 |
|---|---|---|
| 羅蕃郁 | 70,000 | 0.013% |

*附註：*根據證券及期貨條例第XV部之定義，金威啤酒集團有限公司及粵海制革有限公司均為本公司之相聯法團。

II.　*於有關本公司股份之購股權之好倉*

| 董事姓名 | 購股權<br>授出日期'<br>(日/月/年) | 於二零零七年<br>一月一日持有<br>(千份) | 於最後可行<br>日期持有<br>(千份) | 購股權行使期*<br>(日/月/年) | 已行使<br>(千份) | 已失效<br>(千份) | 已註銷<br>(千份) | 行使<br>購股權<br>已支付之<br>每股價格<br>港元 |
|---|---|---|---|---|---|---|---|---|
| 梁江 | 06/02/04 | 2,000 | – | 06/05/04至05/05/09 | 2,000 | – | – | 1.582 |
| | 09/03/06 | 2,000 | 2,000 | 09/06/06至08/03/16 | – | – | – | 1.660 |
| 鄭云標 | 06/02/04 | 1,500 | 1,500 | 06/05/04至05/05/09 | – | – | – | 1.582 |
| | 09/03/06 | 2,000 | 2,000 | 09/06/06至08/03/16 | – | – | – | 1.660 |
| 曾翰南 | 09/03/06 | 300 | 300 | 09/06/06至08/03/16 | – | – | – | 1.660 |
| 趙雷力 | 09/03/06 | 200 | 200 | 09/06/06至08/03/16 | – | – | – | 1.660 |
| 羅蕃郁 | 09/03/06 | 200 | 200 | 09/06/06至08/03/16 | – | – | – | 1.660 |
| Gerard Joseph McMahon | 09/03/06 | 200 | 200 | 09/06/06至08/03/16 | – | – | – | 1.660 |
| 譚惠珠 | 09/03/06 | 200 | 200 | 09/06/06至08/03/16 | – | – | – | 1.660 |
| 李嘉強 | 09/03/06 | 200 | 200 | 09/06/06至08/03/16 | – | – | – | 1.660 |

'　購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

*　倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

除上文所披露者及由各董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於最後實際可行日期，本公司董事及行政總裁概無於本公司及其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例之該等條文董事或行政總裁被視為或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

## 1. 責任聲明

本通函載有符合上市規則所需之詳情，旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

## 2. 權益披露

### 董事於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有如下權益及淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據該等證券及期貨條例條文本公司董事或行政總裁被視為或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所：

1. *於普通股之好倉*

   (i) 本公司

   | 董事姓名 | 所持普通股數目<br>（個人權益） | 佔所持<br>已發行股本<br>概約百分比 |
   |---|---|---|
   | 梁江 | 2,230,000 | 0.247% |

   (ii) 金威啤酒集團有限公司

   | 董事姓名 | 所持普通股數目<br>（個人權益） | 佔所持<br>已發行股本<br>概約百分比 |
   |---|---|---|
   | 羅蕃郁 | 70,000 | 0.005% |

我們謹此證明不論現時或將來並無對所報告的生產設施有任何利益。

此致

香港
皇后大道東28號
金鐘匯中心22樓
廣南（集團）有限公司
列位董事　台照

代表
**威格斯資產評估顧問有限公司**


**何繼光**                    **Maximo I.Montes Jr.**
*註冊專業測量師*            *專業機械工程師*
*MRICS MHKIS MSc(e-com)*      *PME BSME*
*執行董事*                  *執行董事*
                            *廠房及機器評值*

謹上

二零零七年四月三十日

*附註*：何繼光特許測量師，MRICS，MHKIS，MSc(e-com)，於香港及中國物業估值方面擁有逾十年經驗。

Maximo I.Montes Jr.乃專業機械工程師，於工業廠房估值擁有三十六年經驗；他在香港、中國及亞太區廠房、機器及設備估值擁有二十六年經驗。

**未來地點**

據知，生產設施將拆件及在中華人民共和國（「中國」）河北省秦皇島市秦皇島經濟技術開發區東區北京束路以北部分的新廠房重新安裝，預計將於二零零七年中開始。

**技術協助**

根據我們獲提供的資料，技術協助將包括以下範圍：

- 操作

- 機械保養

- 電機保養

保養人員將包括在現時地點操作生產設施具有豐富經驗的工程師及熟練技工。根據現時同一批人員十八(18)人正操作及保養生產設施，而總人員-月數估計為四十六(46)個月，相信對有關生產設施的種類和複雜程度為合理。他們的工作範圍一般將包括監督安裝（機電）、試車（冷試和熱試）、編程及為安裝和操作生產設施的其他相關服務。這些人員將在安裝試行運作期間全職駐於中國的新廠房。

技術協助的建成本將包括技術人員薪金及其機票、簽證、保險及逗留中國期間探望親友的費用，亦包括在南韓一段為期一(1)個月時間訓練十二(12)名中國工程師及技工的費用，包括提供安全設備、翻譯和住宿。

**結論**

根據我們獲提供的資料，我們認為有關生產設施的安裝及試車的技術協助費用合理地定為5,000,000港元（五百萬港元），細分如下：

|  | 港元 |
|---|---|
| POSCO技術協助 | 4,517,000 |
| 於南韓訓練工程師及技工 | 503,000 |
| 合計 | 5,020,000 |
| 概約為 | 5,000,000 |

## 2.　顧問及培訓服務的估值報告

威格斯資產評估顧問有限公司
國際資產評估顧問

**VIGERS**
**威格斯**

香港
九龍
觀塘
觀塘道398號
嘉域大廈
10樓

敬啟者：

　　我們按照　閣下指示，就POSCO對安裝及經營電鍍馬口鐵生產綫、剪切生產綫及輔助設備（合稱為「生產設施」）向合資公司提供顧問服務及培訓服務（「技術協助」）的價值提供意見，我們確認已就這方面作出有關查詢及取得必需資料。

### 生產設施

　　技術協助提供的生產設施包括：

- 一(1)條電鍍馬口鐵生產產綫：年產能250,000、速度為450米／分鐘、厚度由0.10－0.60毫米、片潤508－1,220毫米。

- 三(3)條剪切生產綫：速度為230及150米／分鐘、厚度由0.18－0.60毫米、片潤508－1,016毫米。

- 輔助設備：包括電機、PCL及品質控製設備。

### 現時地點

　　生產設施現位於南韓1 Geodong-dong, Nam-gu, Pohang, Gyeongbuk 790－785 POSCO的生產設施裝設及運作。

　　我們並無就可用或已收取的任何補貼作出扣減,亦無就任何根據融資協議所欠負的尚未償還款項作出調整。

　　我們的調查受制於目測及對生產設施進行評值,且不會就該公司作為一個完全業務實體的價值達致任何結論。

## 估值意見

　　根據前文討論,我們認為於二零零七年一月三十一日,生產設施(在原地)以其預計用途的市值,以157,751,000港元(一億五千七百七十五萬一千元正)公允的價值,現細分如下:

|  | 市值(原地) |
|---|---|
|  | 港元 |
| 機器及設備 | 146,011,000 |
| 零件 | 11,740,000 |
| 合計 | 157,751,000 |

　　我們謹此證明不論現時或將來並無於　貴公司或對所報告的生產設施有任何利益。

此致

香港
皇后大道東28號
金鐘匯中心22樓
廣南(集團)有限公司
列位董事　台照

代表
**威格斯資產評估顧問有限公司**

| | |
|---|---|
| **何繼光** | **Maximo I.Montes Jr.** |
| *註冊專業測量師* | *專業機械工程師* |
| *MRICS MHKIS MSc(e-com)* | *PME BSME* |
| *執行董事* | *執行董事* |
| | *廠房及機器評值* |

謹上

二零零七年四月三十日

*附註*:何繼光特許測量師,MRICS,MHKIS,MSc(e-com),於香港及中國物業估值方面擁有逾十年經驗。

Maximo I.Montes Jr.乃專業機械工程師,於工業廠房估值擁有三十六年經驗,他在香港、中國及亞太區廠房、機器及設備估值擁有二十六年經驗。

## 估值方法

在達致我們的估值意見時，我們考慮到兩個一般獲香港測量師學會（「香港測量師學會」）確認及根據國際估值標準接納方法，即：

成本法—考慮按照同類資產現行市價評估生產或置換為新造資產的成本，計及狀況、使用度、機齡、損耗或過時程度的累計折舊，並考慮過去及現在的保養政策及重新建設歷史。這方法以應用於並無已知確定的二手市場比較資料為最佳。

實際折舊是由於操作損耗及面對大自然的實際變質以致價值損失。機齡和使用損耗變質是影響外在條件的主因。破壞及磨損因素影響設備的運行要比時間因素大。使用是估計實際變質的最佳指標。

市場數據或比較銷售法—考慮就同類資產最近支付的價格，按指標市場價格調整以反映評值資產與市場比較數據的狀況及使用程度。有確定二手市場的資產最好使用這方法。

由於與生產設施類似的複雜廠房設施鮮有市場交易，並非常困難確定有直接的二手市場可資比較的例子，故運用成本法達致市場價值的意見。成本法毋需有已知市場可資比較例子亦可合理指出資產的價值。

## 調查範圍及考慮因素

在達致我們的估值意見前，我們曾親身進行實地存貨及生產設施的考察。調查市場狀況、與人員會面及檢查向我們提供的文件和規格。

在我們的考察中，我們觀察生產設施。任何遞延保養、實質損耗、運作毛病、欠缺使用，或任何可觀察狀況使受評值資產與同類新造資產的分別已記下及作為我們達致估值的判斷。

在達致市值意見，我們假設生產設施將持續以其設計和建造目的使用。

我們亦考慮到根據所觀察狀況及與同類新造機器的目前和未來可用程度給予累計折舊。

我們很大程度上依賴一些向我們提供的資料如記錄、表列及規格等。我們並無調查所評值的生產設施所有權或負債，亦不會對此承擔責任。

電鍍馬口鐵生產綫使用鐵錫技術由錫磨黑鐵皮生產馬口鐵。馬口鐵是經光量度、冷還原、低碳的鋼片或條,兩面鍍上商業純錫。生產的基本步驟涉及拉直、焊接錫磨黑鐵皮形成連續長條、清洗、電鍍、上油及卷片割為大片。

生產綫的技術詳情如下:

### 電鍍馬口鐵生產綫

| | | |
|---|---|---|
| 產品 | : | 馬口鐵片卷 |
| 生產速度 | : | 年產250,000噸 |
| 速度 | : | 450米/分鐘 |
| 厚度 | : | 0.10－0.60毫米 |
| 片濶 | : | 508－1220毫米 |
| 重量 | : | 28噸 |
| 電動機規格 | : | 440伏,60赫斯 |
| 生產國 | : | 日本、韓國、德國(焊接)、法國(張力電平器)、美國(靜電上油機)、挪威(電磁加熱器) |

### 1號剪切生產綫

| | | |
|---|---|---|
| 產品 | : | 馬口鐵片 |
| 速度 | : | 230米/分鐘 |
| 厚度 | : | 0.18－0.60毫米 |
| 片濶 | : | 508－1016毫米 |
| 重量 | : | 22噸 |
| 電動機規格 | : | 440伏,60赫斯 |
| 生產國 | : | Littell、美國 |

### 2號及3號剪切生產綫

| | | |
|---|---|---|
| 產品 | : | 馬口鐵片、馬口鐵卷 |
| 速度 | : | 150米/分鐘 |
| 厚度 | : | 0.18－0.60毫米 |
| 片濶 | : | 508－1016毫米 |
| 重量 | : | 22噸 |
| 電動機規格 | : | 440伏,60赫斯 |
| 生產國 | : | Littell、美國 |

生產設施於POSCO位於南韓1 Geodong-dong、Nam-gu, Pohang, Gyeongbuk 790－785的生產設施檢驗過。

於我們檢驗時,生產設施外觀上整體運作良好。我們認為它發揮其設計、建造及興建的功能。可見有良好的預防性維護時間表。生產設施定期進行保養。

## 1. 生產設施的估值報告

### 威格斯資產評估顧問有限公司
**國際資產評估顧問**

**VIGERS**
**威格斯**

香港
九龍
觀塘
觀塘道398號
嘉域大廈
10樓

敬啟者：

我們按照 閣下給我們的指示並向我們展示，現時由POSCO擁有並將合資公司（「該公司」）收購的若干物業（包括廠房及設備）（合稱為「生產設施」）進行估值。我們確認已進行考察、作出相關查詢及取得我們認為對向 閣下提供有關生產設施於二零零七年一月三十一日的市值的意見所必需的資料。

### 估值基準

我們以市值為基準為生產設施估值，而市值的定義是一項物業經過適當推銷後於估值日期由一自願買方及一自願賣方按公平原則釐定的估計交易金額，而雙方均在知情、審慎及自願情況下交易。

### 所評值資產

此項被值評的資產（如我們獲提供的一覽表所示）由一組機器及設備和零件所組成。機器及設備包括一條電鍍馬口鐵生產綫、三(3)條切割生產綫及測試設備。主要生產機器包括卷車、焊機、展卷機、電平儀、收緊滾筒、轉向滾筒、剪切、打卷台、洗刷滾筒、電磁加熱器、熱風吹乾機、馬弗爐、清洗箱、靜電甘油器、運送帶、水力系統、電力系統、工序控制系統及其他。測試機器包括錫／鉻層厚度計、親水平衡器及紫外光／可見光分光儀。零件包括滾筒、印刷綫路板、直流電源、倒相器、水力閥、空氣電動機、計時帶、氣閥、驅動軸接、斷路器、滾珠承軸等。

本行的工作並不構成根據香港會計師公會發出的香港審核準則或香港審閱聘用準則的審核或審閱，因此，本行並不就未經審核的備考財務資料作出任何審核或審閱保證。

本行計劃及進行工作以取得本行認為必需的資料和說明，可讓本行有足夠憑證作出合理保證備考財務資料已由　貴公司董事按上述基礎妥為編製，而該基礎與　貴集團會計政策一致；則就根據上市規則4.29(1)段所披露的未經審核備考財務資料而言，該等調整乃屬適當。

未經審核備考財務資料乃根據　貴公司董事判斷和假設編製，只作說明之用，並由於其假設性質會保證顯示未來會發生任何事件，及不會作為　貴集團於二零零六年十二月三十一日或任何未來日期的財務狀況指標。

## 意見

本行認為：

(a)　　貴公司董事已經根據所載的基礎適當地編製未經審核的備考財務資料。

(b)　　該等基礎與　貴公司的會計政策一致；以及

(c)　　就根據上市規則4.29(1)段所披露的未經審核備考財務資料而言，所作調整乃屬適當。

此致

廣南（集團）有限公司
董事會　台照

**畢馬威會計師事務所**
*執業會計師*
香港
謹上

二零零七年四月三十日

## 2.　資產及負債未經審核備考財務報表安慰函

**KPMG**

香港中環

遮打道10號

太子大廈8樓

敬啟者：

　　本行就　貴公司及其附屬公司（「貴集團」）於二零零七年四月三十日，由　貴公司董事編製純粹為說明成立合資公司及收購生產設施及提供顧問及培訓服務如何會影響所呈列的財務報表而提供資料的通函（「該通函」）第75頁至76頁所載的未經審核備考財務資料而作出報告。備考財務資料的編製方式載於該通函第76頁。

### 責任

　　貴公司董事對按照香港聯合交易所證券上市規則（「上市規則」）第4.29段及參考香港會計師公會（「香港會計師公會」）發出的會計指引7號「編製備考財務資料以載入投資通函」編製未經審核備考財務資料負全責。

　　根據上市規則第4.29段的規定，本行的責任是就未經審核備考財務資料發表意見，並向閣下報告本行的意見。本行對因編製未經審核備考財務資料而應用的其他本行曾發表報告的任何財務資料，不會承擔於該報告日對報告對像已有的責任以外的任何責任。

### 意見的基礎

　　本行按照香港會計師公會發出的香港投資通函報告聘用準則（「聘用準則」）300號「有關投資函的備考財務資料的會計師報告」。本行的工作範圍主要包括對未經調整的財務資料與原始文件進行比較。考慮作出調整的憑證，以及與　貴公司董事討論未經審核的備考財務資料。

| | 貴集團<br>千港元<br>附註1 | 備考調整<br>千港元<br>附註2 | 小計<br>千港元<br>附註4 | 備考調整<br>千港元<br>附註3 | 經擴大<br>集團<br>千港元<br>附註5 |
|---|---|---|---|---|---|
| 流動資產淨值 | 144,383 | | 223,943 | | 82,303 |
| 總資產減流動負債 | 1,132,598 | | 1,212,158 | | 1,211,667 |
| 非流動負債 | | | | | |
| 遞延稅項負債 | 21,687 | | 21,687 | | 21,687 |
| 資產淨值 | 1,110,911 | | 1,190,471 | | 1,189,980 |
| 資本及儲備 | | | | | |
| 股本 | 450,792 | | 450,792 | | 450,792 |
| 儲備 | 622,477 | | 622,477 | (491) | 621,986 |
| 本公司股權持有人<br>　應佔權益總額 | 1,073,269 | | 1,073,269 | | 1,072,778 |
| 少數股東權益 | 37,642 | 79,560 | 117,202 | | 117,202 |
| 權益總額 | 1,110,911 | | 1,190,471 | | 1,189,980 |

*附註：*

1.　金額摘自 貴集團二零零六年年報（載於本通函附錄一）。

2.　調整指POSCO及浦項中國出資至合資公司的註冊資本10,200,000美元（相等於約79,560,000港元）。

3.　調整指合資公司收購的生產設施及合資公司向POSCO支付顧問及培訓服務的款項。

4.　金額指成立合資公司後對經擴大集團的資產及負債的財務影響。

5.　金額指成立合資公司及收購生產設施及提供顧問及培訓服務後對經擴大集團的資產及負債的財務影響。

6.　港元兌美元的兌換價按滙率1.00美元兌7.8港元。

## 1. 經擴大集團的未經審核備考財務資料

隨附的經擴大集團的資產及負債未經審核備考報表為呈列(1)成立合資公司及(2)收購生產設施及提供顧問及培訓服務對　貴集團的財務狀況的影響,猶如交易已於二零零六年十二月三十一日已發生。

下列經擴大集團的資產及負債未經審核備考報表乃按摘自　貴集團二零零六年年報　貴集團於二零零六年十二月三十一日的經審核綜合資產負債表,並對成立合資公司及收購生產設施及提供顧問及培訓服務後作出若干備考調整而編製。由於只供呈列用途,本報表不能呈列實際(1)成立合資公司及(2)收購生產設施及提供顧問及培訓服務後經擴大集團的資產及負債。

| | 貴集團 千港元 附註1 | 備考調整 千港元 附註2 | 小計 千港元 附註4 | 備考調整 千港元 附註3 | 經擴大 集團 千港元 附註5 |
|---|---|---|---|---|---|
| **非流動資產** | | | | | |
| 固定資產 | | | | | |
| 一投資物業 | 235,651 | | 235,651 | | 235,651 |
| 一其他物業、廠房及設備 | 512,275 | | 512,275 | 141,149 | 653,424 |
| 一以經營租賃持有自用的 | | | | | |
| 　租賃土地權益 | 57,855 | | 57,855 | | 57,855 |
| | 805,781 | | 805,781 | | 946,930 |
| 佔聯營公司權益 | 182,434 | | 182,434 | | 182,434 |
| | 988,215 | | 988,215 | | 1,129,364 |
| **流動資產** | | | | | |
| 交易證券 | 3,153 | | 3,153 | | 3,153 |
| 存貨 | 115,478 | | 115,478 | | 115,478 |
| 業務及其他應收款項 | 274,706 | | 274,706 | | 274,706 |
| 現金及現金等價物 | 157,737 | 79,560 | 237,297 | (141,640) | 95,657 |
| | 551,074 | | 630,634 | | 488,994 |
| **流動負債** | | | | | |
| 以應收票據作抵押的 | | | | | |
| 　銀行借款 | 81,557 | | 81,557 | | 81,557 |
| 業務及其他應付款項 | 306,377 | | 306,377 | | 306,377 |
| 本期稅項 | 18,757 | | 18,757 | | 18,757 |
| | 406,691 | | 406,691 | | 406,691 |

**37. 清盤中的公司清單**

正進行或已入稟法院申請清盤的公司的詳情如下:

| 公司名稱 | 主要國家／經營地點 | 所持股份類別 | 已發行及繳足股本／註冊股本 | 已發行股本／註冊股本的面值比例 本公司 | 附屬公司 |
|---|---|---|---|---|---|
| 廣南(KK)超級市場有限公司* | 香港 | 普通股 | 20,000,000港元 | — | 70% |
| 廣東廣南天美食品發展有限公司" | 中國 | 不適用 | 人民幣34,820,000元 | — | 55% |

\*　　於二零零一年六月開始清盤的公司。

"　　於中國成立的中外合資企業,並於二零零一年七月被入稟法院申請清盤。

**38. 聯營公司清單**

於二零零六年十二月三十一日的聯營公司的詳情如下:

| 聯營公司名稱 | 主要國家／經營地點 | 所持股份類別 | 已發行股本／註冊股本的面值比例 本公司 | 附屬公司 | 主要業務 |
|---|---|---|---|---|---|
| 黃龍食品工業有限公司* | 中國 | 不適用 | 40% | — | 加工及銷售玉米食品及飼料產品 |
| 中山寶利食品有限公司* | 中國 | 不適用 | 30% | — | 罐頭食品加工 |

\*　　於中國成立的中外合資企業

本集團正評估此等修訂、新準則及新註釋在首次採用的期間產生的影響。迄今為止集團的結論為採納上述者不會對本公司的營運業績和財務狀況構成重大影響。

此外，以下發展可能對財務報表產生新的或者修訂的披露：


將於以下日期或
之後開始的會計期間生效


| | | |
|---|---|---|
| 香港財務報告準則第7號 | 金融工具：披露 | 二零零七年一月一日 |
| 香港會計準則第1號（修訂） | 財務報表的呈列：資本披露 | 二零零七年一月一日 |

## 36. 附屬公司清單

於二零零六年十二月三十一日的附屬公司（主要影響本集團的業績、資產及負債）的詳情如下：

| 附屬公司名稱 | 主要國家／經營地點 | 所持股份類別 | 已發行及繳足股本／註冊股本 | 已發行股本／註冊股本的面值比例 本公司 | 附屬公司 | 主要業務 |
|---|---|---|---|---|---|---|
| 東莞金皇食品有限公司' | 中國 | 不適用 | 人民幣 40,000,000元 | — | 100% | 租賃 |
| Gain First Investments Limited | 英屬處女群島／香港 | 普通股 | 1美元 | 100% | — | 投資控股 |
| 廣南鮮活食品有限公司 | 香港 | 普通股 | 1,000,000港元 | 100% | — | 鮮活食品代理 |
| 廣南超市發展有限公司 | 香港 | 普通股 | 135,742,220港元 | 100% | — | 投資控股 |
| 廣南貿易發展有限公司 | 香港 | 普通股 | 73,916,728港元 | 100% | — | 食品貿易 |
| 金皇食品投資有限公司 | 英屬處女群島／香港 | 普通股 | 1,000,000港元 | 100% | — | 投資控股 |
| 金皇食品投資有限公司 | 香港 | 普通股 | 1,000,000港元 | — | 100% | 投資控股 |
| 中粵材料有限公司 | 香港 | 普通股 無投票權遞延股 | 10港元 230,000,000港元 | — — | 100% — | 經銷用於生產馬口鐵產品的原材料 |
| 中山市山海實業有限公司* | 中國 | 不適用 | 人民幣 45,600,000元 | — | 95% | 物業發展及租賃 |
| 中山中粵馬口鐵工業有限公司* | 中國 | 不適用 | 41,906,200美元 | — | 95% | 生產及銷售馬口鐵產品 |

\*　　於中國成立的中外合資企業

'　　於中國成立的外商獨資企業

## 33. 期後事項

(i) 於二零零六年九月十三日，本集團與一少數股東簽訂協議以499,000美元（相等於3,892,000港元）分別向其收購中粵馬口鐵及中山市山海實業有限公司（「山海」）的5%股權及應付股息。收購於二零零七年一月四日完成，中粵馬口鐵及山海隨後成為本集團全資附屬公司。

(ii) 於二零零六年十二月二十一日，本集團與株式會社POSCO（「POSCO」）及浦項（中國）投資有限公司（「浦項中國」）訂立有關成立一間合資公司於中國河北省秦皇島作生產及銷售馬口鐵產品的合資合同。該合資公司—中粵浦項（秦皇島）馬口鐵工業有限公司為一間外商合資公司，於二零零七年二月十六日根據中國法律成立，按合資合同條款，本公司間接擁有其66%股權，而POSCO及浦項中國擁有其34%股權，其總註冊資本為30,000,000美元（相等於234,000,000港元）。於二零零七年三月十五日，本集團與POSCO就有關向收購POSCO某些生產設施連同POSCO提供顧問及培訓服務訂立一買賣合同。購買該生產設施作價約為17,605,000美元（相等於137,319,000港元）。

(iii) 於二零零七年三月十六日，第十屆全國人民代表大會第五次會議通過中華人民共和國企業所得稅法（「新稅法」），自二零零八年一月一日起施行。中山市國家稅務局於二零零六年五月三十日為授予本集團一間附屬公司高新技術企業的地位給予延期，為期兩年，其現時有效所得稅率為10.8%。根據新稅法，某些高新技術企業將可繼續有權享有寬減稅率。但有關優惠稅務政策的執行法則詳情（例如在新稅法下，納稅人如何取得高新技術企業的資格）仍未對外公開。因此，本集團未能根據新稅法評估如何有資格成為一間高新技術企業，因而不能估計新稅法對其遞延稅項資產及負債預期的財務影響。預期新稅法的財務影響（如有）會於本集團二零零七年財務報表反映。新稅法的制定並不預計在資產負債表內就有關應付本期稅項的預提金額有任何財務影響。

## 34. 訴訟

於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，宣稱附屬公司尚未償還其欠款。就此，岳陽市中級人民法院頒令凍結該附屬公司4,700,000港元銀行存款。

根據二零零四年十二月十二日，岳陽市中級人民法院發出一項判決，該附屬公司被令需支付賠償金及堂費，金額分別為人民幣4,934,000元及人民幣40,000元。該附屬公司向湖南省高級人民法對該判決提出上訴。於二零零五年一月三十一日，岳陽市中級人民法院的該項判決被成功撤銷，而該凍結的4,700,000港元的銀行存款亦相應地被解凍。

於二零零六年，該中國第三方向中山市中級人民法院提出新的申索，於二零零六年十二月三十一日法院訴訟程序尚未展開。於二零零六年該申索金額為人民幣5,788,000元。

董事對有關申索的性質進行評估及認為不需要於財務報表內提取撥備。

## 35. 已頒佈但尚未於二零零六年十二月三十一日止年度生效之修訂、新準則及詮釋可能構成的影響

直至本財務報表發出當日，香港會計師公會頒佈了多項於截至二零零六年十二月三十一日止年度尚未生效的修訂、新準則和詮釋，而本集團亦未於本財務報表內採納。

董事已考慮關連方關係所影響的潛在交易、企業的價格策略、購買及審批程序及了解在財務報表內交易的潛在影響所需要的資料,並認為沒有其他的交易需披露為關連交易。

**(c)**    **主要管理人員的酬金**

主要管理人員(包括在附註7披露支付本公司董事的金額)的酬金如下:

| | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---:|---:|
| 短期僱員福利 | 4,019 | 2,653 |
| 離職福利 | 549 | 428 |
| 股份報酬福利 | 1,251 | — |
| | 5,819 | 3,081 |

總酬金包括在「員工成本」(見附註5(b))。

## 30.    退休福利計劃

本集團根據香港強制性公積金計劃條例,為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有,並由一名獨立受託人管理。根據強積金計劃,本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款;而供款以每月有關收入20,000港元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至二零零六年十二月三十一日止年度,計入損益表的本集團退休金費用為1,480,000港元(二零零五年:1,464,000港元)。本年度退還的沒收供款為139,000港元(二零零五年:126,000港元)。

## 31.    主要會計估計及判斷

### 資產減值

於每個資產負債表日本公司會審閱來自內部及外部的資料去評估是否有資產可能有降值的跡象。假如此跡象存在,此資產的可收回金額會作出估計。事實及情況的改變會令是否減值跡象的存在的結論作出修改及可收回金額的估計金額作出修改,此會影響將來年度的損益。

## 32.    直接母公司及最終控股公司

董事認為於二零零六年十二月三十一日的直接母公司及最終控股公司分別是粵海控股集團有限公司及廣東粵港投資控股有限公司。粵海控股集團有限公司於香港成立,而廣東粵港投資控股有限公司於中國成立。兩間實體並不提供財務報告供公眾使用。

## 29. 重大關連交易

附此財務報表的其他地方所披露的關連交易及結餘外，本集團進行以下的關連交易：

**(a)　與廣東粵港投資控股有限公司及其聯繫公司（「粵港集團」）及本公司的聯營公司的交易**

於本年度，依董事認為對本集團與粵港集團及本公司的聯營公司而言屬重大的關連交易如下：

| | 附註 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|---|
| 銷售貨品予關連公司 | (ii) | 一 | 2,749 |
| 從關連公司採購貨品 | (ii) | 1,092 | 955 |
| 支付直接控股公司管理、稅務及保養費 | | 289 | 411 |
| 提供水電及租賃予一間同母系附屬公司 | | 3,482 | 3,606 |
| 支付代理費予一間關連公司 | | 一 | 314 |

附註：

(i)　於十二月三十一日與關連人士的結餘包括在資產負債表應收／應付有關人士的款項內。該等結餘乃免息及無固定還款期。

(ii)　銷售／採購貨品的關連公司包括聯營公司。

**(b)　與中國其他國有企業的交易**

本集團為國有企業及現時在與中國政府直接或間接控制的企業所支配（「國有企業」）（通過其政府機關、機構、附屬及其他組織）的經濟體制中營運。

除以上披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

—　　銷售及採購商品和輔助原料；

—　　提供及接受勞務；

—　　資產租賃；

—　　購入物業、廠房及設備；及

—　　籌借資金。

本集團在日常業務過程中進行此等交易，此等交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

本公司

| | 二零零六年 | | 二零零五年 | |
|---|---|---|---|---|
| | 實際利率 | 一年或以下 | 實際利率 | 一年或以下 |
| | | 千港元 | | 千港元 |
| 於到期前重新定價的 資產的重新定價日期 | | | | |
| 現金及現金等價物 | 4.49% | 10,747 | 2.57% | 12,294 |

**(c) 外幣風險**

本集團所涉及的外幣風險為採購所用的貨幣並非與業務有關的功能貨幣。引致此風險的貨幣為美元。管理層認為此風險並不重大。

**(d) 公允價值**

所有金融工具的賬面值均與其於二零零五年及二零零六年十二月三十一日的公允價值不會有重大差異。

**28. 承擔**

(a) 於二零零六年十二月三十一日，未償付而又未在財務報表內提撥準備的資本承擔如下：

| | 本集團 | |
|---|---|---|
| | 二零零六年 | 二零零五年 |
| | 千港元 | 千港元 |
| 已訂約 | 3,463 | 131,433 |
| 已授權但未訂約 | 9,748 | 168,005 |
| | 13,211 | 299,438 |

除上述外，本集團與一獨立第三方就成立一間附屬公司訂立一合資合同。根據合資合同，本集團需注入該附屬公司19,800,000美元（相等於154,440,000港元），即佔總註冊資本66%。進一步詳情載於附註33(ii)。

(b) 於二零零六年十二月三十一日，根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

| | 本集團 | |
|---|---|---|
| | 二零零六年 | 二零零五年 |
| | 千港元 | 千港元 |
| 一年內 | 637 | 697 |
| 一年後但五年內 | 145 | 385 |
| | 782 | 1,082 |

本集團根據經營租賃租用多項物業。租賃初步為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零六年十二月三十一日，本公司已承諾提供6,489,000港元（二零零五年：6,489,000港元）資金予本集團一間聯營公司。

**26.　綜合現金流量表附註**

主要非現金交易

　　年內：多年未償還負債合共4,198,000港元（二零零五年：42,740,000港元）已回撥（見附註3）。

**27.　金融工具**

　　信用、利息及貨幣風險在本集團一般業務過程中出現。該等風險受下文所述本集團的財務管理政策及常規所限制。

**(a)　信用風險**

　　本集團的信用風險主要來自業務及其他應收款。管理層訂有信貸政策，而該等信用風險會持續監察。

　　有關業務應收款及應收票據（主要與馬口鐵業務有關），本集團會對所有要求超過若干金額信貸的客戶進行信貸評估。業務應收款從賬單日期起30日內到期，而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。結餘到期超過1個月的債務人須全數償付未償還結餘後，方會獲授任何其他信貸。一般而言，本集團不會向其客戶收取抵押品。

　　於結算日，本集團有一定程度集中的信用風險，其中5.6%（二零零五年：8.3%）及21.3%（二零零五年：26.0%）分別為由本集團馬口鐵業務最大的債務人及五名最大債務人所佔的業務應收賬項及應收票據總額。

　　信用風險涉及最高的金額為每個金融資產在資產負債表的賬面值。本集團不提供任何令本集團涉及信用風險的擔保。

**(b)　利率風險**

*實際利率及重新定價的分析*

　　有關賺取收入的金融資產及附息的金融負債，下表顯示其於資產負債表日的實際利率，以及其重新定價的期間或到期日（若為較早者）。

　　**本集團**

| | 二零零六年 | | 二零零五年 | |
| --- | --- | --- | --- | --- |
| | 實際利率 | 一年或以下 | 實際利率 | 一年或以下 |
| | | 千港元 | | 千港元 |
| **於到期前重新定價的資產的重新定價日期** | | | | |
| 現金及現金等價物 | 1.92% | 157,737 | 1.83% | 96,871 |
| **於到期前不會重新定價的負債的到期日** | | | | |
| 以應收票據作抵押的銀行借款 | 3.24% | (81,557) | 3.24% | (26,991) |

批准·全數的股份溢價賬約1,747,098,000港元及資本贖回儲備約971,000港元·連同資本儲備的總額約48,157,000港元用以撤銷相同金額的累計虧損·並於二零零五年十二月八日生效。

除此以外·於二零零五年十二月八日·本公司的法定股本從1,500,000,000港元 (15,000,000,000普通股每股面值0.10港元) 減至750,000,000港元 (15,000,000,000普通股每股面值0.05港元)(「拆細股份」)。通過取消9,015,832,859已發行普通股每股0.05港元繳足股本·此股本沖減便生效。從股本沖減所產生的貸方金額·當中總金額約343,352,000港元用作撤銷累計虧損的餘數·而餘下的貸方金額約107,440,000港元轉到一特別資本儲備賬。

構成資本重組的一部份·每10股已發行及未發行拆細股份合併為1新股每股面值0.50港元。股份合併於二零零五年十二月十九日生效。

**(d)　儲備性質及用途**

*(i)　股份溢利及資本贖回儲備*

股份溢價及資本贖回儲備的運用分別受香港《公司條例》第48B及49H條的規管。全數金額已在資本重組時撤銷。

*(ii)　資本儲備*

資本儲備於一九九七年本公司發行認股證時產生的。發行認股證所得款淨額在此資本儲備記錄。所有認股證已在行使期間行使或在一九九八年失效。動用此資本儲備並不受任何條件或限制所限。

作為資本重組的部份·此金額已撤銷累計虧損相同的金額。

*(iii)　特別資本儲備*

特別資本儲備在資本重組 (附註25(c)) 時產生的。有關把貸方金額轉到此儲備·本公司向法院作出承諾·條件為除非及直到達成某些條款·否則此儲備不能作變現溢利及不可派發。

*(iv)　資本儲備－購股權*

資本儲備－購股權為授予本公司員工按實際或估計未行使購股權的數目的公允價值·採用根據會計政策附註1(o)(ii)以股份為基礎的支出而確認的。

*(v)　滙兌儲備*

滙兌儲備包括所有由換算香港以外外國業務的財務報表所產生的滙兌差異。此儲備按載於附註1(s)的會計政策處理。

(vi)　其他儲備為中國成立的實體的法定儲備。

**(e)　可派發的儲備**

於二零零六年十二月三十一日·可供派發予本公司股權持有人的儲備總金額為43,774,000港元 (二零零五:52,204,000港元)。

**(b)　本公司**

| | 附註 | 股本<br>千港元 | 股份溢價<br>千港元 | 資本<br>贖回儲備<br>千港元 | 資本儲備<br>千港元 | 特別<br>資本儲備<br>千港元 | (累計<br>虧損)／<br>保留溢利<br>千港元 | 權益總額<br>千港元 |
|---|---|---|---|---|---|---|---|---|
| 於二零零五年<br>一月一日 | | 901,583 | 1,747,098 | 971 | 48,157 | — | (2,111,278) | 586,531 |
| 資本重組的撇銷 | 25(c) | (450,791) | (1,747,098) | (971) | (48,157) | 107,440 | 2,139,577 | — |
| 本年溢利 | | — | — | — | — | — | 71,004 | 71,004 |
| 於二零零五年<br>十二月三十一日 | | 450,792 | — | — | — | 107,440 | 99,303 | 657,535 |
| 於二零零六年<br>一月一日 | | 450,792 | — | — | — | 107,440 | 99,303 | 657,535 |
| 轉往保留溢利 | | — | — | — | (50) | — | 50 | — |
| 已宣派與本年有關之股息 | | — | — | — | — | — | (27,048) | (27,048) |
| 股權結算以<br>　股份為基礎的交易 | | — | — | — | 3,426 | — | — | 3,426 |
| 本年溢利 | | — | — | — | — | — | 19,769 | 19,769 |
| 於二零零六年<br>十二月三十一日 | | 450,792 | — | — | 3,376 | 107,440 | 92,074 | 653,682 |

**(c)　股本**

| | 二零零六年 | | 二零零五年 | |
|---|---|---|---|---|
| | 股份數目<br>(千股) | 千港元 | 股份數目<br>(千股) | 千港元 |
| *法定股本：* | | | | |
| 於一月一日，每股<br>　面值0.1港元的普通股 | 3,000,000 | 1,500,000 | 15,000,000 | 1,500,000 |
| 每股面值從0.1港元減至0.05港元 | — | — | — | (750,000) |
| 增加普通股本每股面值0.05港元 | — | — | 15,000,000 | 750,000 |
| 每十股每股面值0.05港元<br>　合併為一股每股面值0.50港元 | — | — | (27,000,000) | — |
| 於十二月三十一日 | 3,000,000 | 1,500,000 | 3,000,000 | 1,500,000 |
| *已發行及繳足股本：* | | | | |
| 於一月一日 | 901,583 | 450,792 | 9,015,833 | 901,583 |
| 每股面值從0.1港元減至0.05港元 | — | — | — | (450,791) |
| 每十股每股面值0.05港元<br>　合併為一股每股面值0.50港元 | — | — | (8,114,250) | — |
| 於十二月三十一日 | 901,583 | 450,792 | 901,583 | 450,792 |

　　本公司資本重組（「資本重組」）於二零零五年十二月十九日完成。根據本公司於二零零五年八月十二日股束特別大會通過的特別決議及於二零零五年十二月七日經香港高院

## 25. 股本及儲備

### (a) 本集團

| | 附註 | 股本 千港元 | 股份溢價 千港元 | 資本贖回儲備 千港元 | 資本儲備 千港元 | 匯兌儲備 千港元 | 特別資本儲備 千港元 | 其他儲備 千港元 | (累計虧損)／保留溢利 千港元 | 總額 千港元 | 少數股東權益 千港元 | 權益總額 千港元 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 於二零零五年一月一日 | | 901,583 | 1,747,098 | 971 | 48,814 | (948) | — | 1,450 | (1,938,053) | 760,915 | 24,786 | 785,701 |
| 換算產生的匯兌差額： | | | | | | | | | | | | |
| —海外附屬公司及聯營公司的財務報表 | | — | — | — | — | 13,246 | — | — | — | 13,246 | 537 | 13,783 |
| 轉往法定儲備 | | — | — | — | — | — | — | 1,333 | (1,333) | — | — | — |
| 已宣派予少數股東股息 | | — | — | — | — | — | — | — | — | — | (2,232) | (2,232) |
| 少數股東出資 | | — | — | — | — | — | — | — | — | — | 2,207 | 2,207 |
| 一間附屬公司清盤變現的儲備 | | — | — | — | — | (38) | — | — | — | (38) | — | (38) |
| 資本重組的撇銷 | 25(c) | (450,791) | (1,747,098) | (971) | (48,157) | — | 107,440 | — | 2,139,577 | — | — | — |
| 本年溢利 | | — | — | — | — | — | — | — | 175,759 | 175,759 | 4,036 | 179,795 |
| 於二零零五年十二月三十一日 | | 450,792 | — | — | 657 | 12,260 | 107,440 | 2,783 | 375,950 | 949,882 | 29,334 | 979,216 |

| | 股本 千港元 | 股份溢價 千港元 | 資本儲備—購股權 千港元 | 資本贖回儲備 千港元 | 資本儲備 千港元 | 匯兌儲備 千港元 | 特別資本儲備 千港元 | 其他儲備 千港元 | 保留溢利 千港元 | 總額 千港元 | 少數股東權益 千港元 | 權益總額 千港元 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 於二零零六年一月一日 | 450,792 | — | — | — | 657 | 12,260 | 107,440 | 2,783 | 375,950 | 949,882 | 29,334 | 979,216 |
| 換算產生的兌差額： | | | | | | | | | | | | |
| —海外附屬公司及聯營公司的財務報表 | — | — | — | — | — | 25,689 | — | — | — | 25,689 | 945 | 26,634 |
| 轉往法定儲備 | — | — | — | — | — | — | — | 740 | (740) | — | — | — |
| 已宣派予少數股東股息 | — | — | — | — | — | — | — | — | — | — | (1,421) | (1,421) |
| 少數股東出資 | — | — | — | — | — | — | — | — | — | — | 3,310 | 3,310 |
| 授予購股權 | — | — | 3,426 | — | — | — | — | — | — | 3,426 | — | 3,426 |
| 年內購股權失效 | — | — | (50) | — | — | — | — | — | 50 | — | — | — |
| 已宣派與本年有關之股息 | — | — | — | — | — | — | — | — | (27,048) | (27,048) | — | (27,048) |
| 本年溢利 | — | — | — | — | — | — | — | — | 121,320 | 121,320 | 5,474 | 126,794 |
| 於二零零六年十二月三十一日 | 450,792 | — | 3,376 | — | 657 | 37,949 | 107,440 | 3,523 | 469,532 | 1,073,269 | 37,642 | 1,110,911 |

包括在截至二零零六年十二月三十一日保留溢利的數字內有2,374,000港元（二零零五年：7,958,000港元）為歸屬予聯營公司的累計虧損。

(b)　購股權的數目及加權平均行使價格如下:

|  | 二零零六年 | | 二零零五年 | |
|---|---|---|---|---|
|  | 加權平均<br>行使價 | 購股權<br>數目<br>千份 | 加權平均<br>行使價 | 購股權<br>數目<br>千份 |
| 年初未行使 | 1.557港元 | 11,790 | 1.558港元 | 12,040 |
| 本年度授予 | 1.660港元 | 11,770 |  | — |
| 本年度失效 | 1.503港元 | (3,590) | 1.582港元 | (250) |
| 於年末可行使 | 1.627港元 | 19,970 | 1.557港元 | 11,790 |

於二零零六年十二月三十一日未行使的購股權之加權平均行使價為1.627港元(二零零五年:1.557港元)及其加權平均餘下合約期限為6.34年(二零零五年:2.65年)。

(c)　購股權公允價值及假設

服務的公允價值以授予購股權作回報是參考授予購股權的公允價值去計算的。估計授予購股權的公允價值是按二項式點陣購股權定價模式去計算。購股權的合約年期用作輸入此模式。預期提早行使購股權也加上此二項式點陣購股權定價模式。

|  | 二零零六年 |
|---|---|
| 計算日的公允價值 | 0.29港元 |
| 授予日的股價 | 1.64港元 |
| 每股行使價 | 1.66港元 |
| 預期波幅(於二項式點陣購股權定價<br>　採用以加權平均波幅表達) | 78% |
| 股權年期(於二項式點陣購股權定價<br>　採用以加權平均年期表達) | 10年 |
| 預期股息 | 2.564% |
| 無風險利率(按外滙基金票據) | 4.444% |

預期波幅是按歷史波幅(按購股權加權平均餘下年期計算),再按公眾可得的資料(預期未來波幅作出改變)加以調整;預期股息按照歷史股息。主觀輸入假設的改變會重大地影響公允價值的估計。

購股權是在服務的情況下授予的。此情況並無考慮於授予日已接受服務的公允價值的計算。授予購股權與市場情況並無關連。

除功能貨幣外，包括在業務及其他應付款項中有以下貨幣金額：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零六年 | 二零零五年 | 二零零六年 | 二零零五年 |
| | 千元 | 千元 | 千元 | 千元 |
| 人民幣 | 人民幣27,518 | 人民幣25,000 | 人民幣2,513 | 人民幣— |
| 美元 | 美元7,869 | 美元6,187 | 美元— | 美元— |

## 24. 股權結算以股份為基礎的交易

為了使公司的購股權計劃條款能與時並進，從而為董事提供更大的彈性，本公司於二零零一年八月二十四日採納一項新購股權計劃（「二零零一年購股權計劃」）。根據二零零一年購股權計劃，董事獲授權向本公司及其附屬公司的全職受聘僱員，包括執行董事，但不包括非執行董事，邀請其認購購股權以認購本公司股份。按二零零一年購股權計劃，提出的邀請可自該邀請發出日起二十一天內以書面接納及由認購者以10港元的總代價支付予本公司。購股權可於授出日之後滿三個月起至五年期間內行使。每一股購股權只能認購一股本公司股份。

於二零零四年六月十一日，本公司之股東已通過決議案採納具有與目前慣例可資比較之條款之新購股權計劃（「二零零四年購股權計劃」）以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業諮詢人、貨品或服務之供應商及客戶維持良好關係，亦可招徠對本集團有價值之人力資源。二零零四年購股權計劃之合資格參與者包括本公司之董事（包括非執行及獨立非執行董事）、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。

同日，本公司之股東亦通過決議案終止二零零一年購股權計劃。根據舊計劃以前所授出的購股權仍有效，直至失效為止。

(a)    於年內存在的授出條款及條件如下（所有購股權均以實物股票支付）：

| | 購股權的數目 | 歸屬的條件 | 購股權的合約期限 |
|---|---|---|---|
| 董事持有的購股權： | | | |
| 一於二零零四年二月六日授予 | 3,500,000 | 由授予日起三個月 | 5年 |
| 一於二零零六年三月九日授予 | 5,500,000 | 由授予日起三個月 | 10年 |
| 僱員持有的購股權： | | | |
| 一於二零零一年八月二十四日授予 | 3,350,000 | 由授予日起三個月 | 5年 |
| 一於二零零四年二月六日授予 | 5,190,000 | 由授予日起三個月 | 5年 |
| 一於二零零六年三月九日授予 | 6,270,000 | 由授予日起三個月 | 10年 |
| 購股權總數 | 23,810,000 | | |

## 21. 現金及現金等價物

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零六年 千港元 | 二零零五年 千港元 | 二零零六年 千港元 | 二零零五年 千港元 |
| 銀行定期存款 | 37,477 | 47,815 | 9,332 | 11,456 |
| 銀行存款及現金 | 120,260 | 49,056 | 1,415 | 838 |
| | 157,737 | 96,871 | 10,747 | 12,294 |

除功能貨幣外，包括在資產負債表內的現金及現金等價物中有以下貨幣金額：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零六年 千元 | 二零零五年 千元 | 二零零六年 千元 | 二零零五年 千元 |
| 美元 | 美元7,612 | 美元1,922 | 美元1,154 | 美元1,139 |

## 22. 以應收票據作抵押的銀行借款

| | 本集團 | |
|---|---|---|
| | 二零零六年 千港元 | 二零零五年 千港元 |
| 以應收票據作抵押的銀行借款 | 81,557 | 26,991 |

銀行借款以相關應收票據作抵押，其每年固定利率為3.24厘（二零零五年：3.24厘）。

於二零零五年及二零零六年十二月三十一日，銀行借款於一年內償還。

## 23. 業務及其他應付款項

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零六年 千港元 | 二零零五年 千港元 | 二零零六年 千港元 | 二零零五年 千港元 |
| 業務應付賬款 | 103,837 | 95,447 | 29 | 29 |
| 其他應付款項及應計提費用 | 172,955 | 74,037 | 11,267 | 10,886 |
| 應付聯營公司款項 | 18 | 18 | — | — |
| 應付少數股東款項 | 6,269 | 7,852 | — | — |
| 應付控股公司及同母系 附屬公司款項 | 23,298 | 23,250 | 48 | — |
| | 306,377 | 200,604 | 11,344 | 10,915 |

預期將於一年後付清的業務及其他應付款項為1,557,000港元（二零零五年：557,000港元）。

包括在業務及其他應付款項中的為業務應付賬款，其賬齡分析如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零六年 千港元 | 二零零五年 千港元 | 二零零六年 千港元 | 二零零五年 千港元 |
| 一個月內或接獲通知時到期 | 103,837 | 95,447 | 29 | 29 |

19. 存貨

(a) 於綜合資產負債表內的存貨包括：

| | 本集團 | |
|---|---|---|
| | 二零零六年 | 二零零五年 |
| | 千港元 | 千港元 |
| 原材料、零備件及消耗品 | 65,948 | 148,076 |
| 製成品 | 49,530 | 88,183 |
| | 115,478 | 236,259 |

(b) 被確認為費用的存貨金額分析如下：

| | 本集團 | |
|---|---|---|
| | 二零零六年 | 二零零五年 |
| | 千港元 | 千港元 |
| 已出售存貨賬面值 | 1,051,265 | 780,571 |
| 存貨減值 | 3,848 | — |
| | 1,055,113 | 780,571 |

20. 業務及其他應收款項

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零六年 | 二零零五年 | 二零零六年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 業務應收賬款 | 14,230 | 16,570 | 637 | 190 |
| 應收票據 | 234,040 | 197,309 | — | — |
| 其他應收款項、訂金及預付款 | 26,430 | 77,945 | 375 | 1,072 |
| 應收同母系附屬公司款項 | 6 | 162 | 6 | 5 |
| | 274,706 | 291,986 | 1,018 | 1,267 |

於業務及其他應收款項中預期可於一年後收回的結餘為259,000港元（二零零五年：302,000港元）。

包括在業務及其他應收款項中的業務應收賬款及應收票據（減呆壞賬準備），以發票日期分類之賬齡分析如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零六年 | 二零零五年 | 二零零六年 | 二零零五年 |
| | 千港元 | 千港元 | 千港元 | 千港元 |
| 一個月內 | 149,105 | 76,003 | 508 | 125 |
| 一至三個月 | 92,386 | 74,666 | — | 65 |
| 超過三個月但少於十二個月 | 6,779 | 63,210 | 129 | — |
| | 248,270 | 213,879 | 637 | 190 |

本集團有一套既定政策，信貸期由需預付至不超過180日。

## 18. 資產負債表內的所得稅

(a) 資產負債表內的本期稅項為:

| | 本集團 | |
| --- | --- | --- |
| | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
| 本年度內香港利得稅準備 | 650 | 1,286 |
| 已付暫繳利得稅 | (970) | (984) |
| | (320) | 302 |
| 香港以外稅項 | 19,077 | 19,300 |
| | 18,757 | 19,602 |

(b) 遞延稅項資產及負債確認:

**本集團**

於綜合資產負債表內確認的遞延稅項(資產)／負債的構成部份及其年內變動如下:

| | 超過有關<br>折舊的<br>折舊免稅額<br>千港元 | 投資<br>物業重估<br>千港元 | 稅項虧損<br>千港元 | 總額<br>千港元 |
| --- | --- | --- | --- | --- |
| **遞延稅項源自:** | | | | |
| 於二零零五年一月一日 | 7,725 | 2,108 | — | 9,833 |
| 滙率差異 | 202 | 53 | — | 255 |
| 列支／(計入)綜合損益表內 | 1,519 | 1,480 | (870) | 2,129 |
| 於二零零五年十二月三十一日 | 9,446 | 3,641 | (870) | 12,217 |
| 於二零零六年一月一日 | 9,446 | 3,641 | (870) | 12,217 |
| 滙率差異 | 371 | 253 | — | 624 |
| 列支／(計入)綜合損益表內 | 1,619 | 7,785 | (558) | 8,846 |
| 於二零零六年十二月三十一日 | 11,436 | 11,679 | (1,428) | 21,687 |

(c) 未確認遞延稅項資產:

| | 本集團 | | 本公司 | |
| --- | --- | --- | --- | --- |
| | 二零零六年<br>千港元 | 二零零五年<br>千港元 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
| 稅項虧損 | 2,431,088 | 2,478,863 | 2,335,145 | 2,370,516 |

根據現時稅務條例,除4,006,000港元(二零零五年:15,489,000港元)稅項虧損將於未來五年內過期外,其餘稅項虧損並沒有到期。

附屬公司(除另有註明外,附屬公司均在香港註冊成立)的詳情載於附註36。該等附屬公司全部按附註1(c)界定為受控制附屬公司,並已在本集團的綜合財務報表中反映。未綜合至財務報表的正進行清盤公司詳情載於附註37。

## 15. 佔聯營公司權益

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 二零零六年<br>千港元 | 二零零五年<br>千港元 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
| 非上市股份(按成本值) | — | — | 244,980 | 244,980 |
| 應佔資產淨值 | 182,434 | 157,192 | — | — |
| 應收聯營公司款項 | — | 18,811 | — | 18,748 |
| | 182,434 | 176,003 | 244,980 | 263,728 |
| 減:減值虧損 | — | — | (75,722) | (75,722) |
| | 182,434 | 176,003 | 169,258 | 188,006 |

聯營公司均在中國註冊成立,詳情載於附註38。

### 聯營公司財務資料概要

| | 資產<br>千港元 | 負債<br>千港元 | 權益<br>千港元 | 收入<br>千港元 | 溢利<br>千港元 |
|---|---|---|---|---|---|
| **二零零六年** | | | | | |
| 百份之百 | 552,603 | (134,224) | 418,379 | 1,149,093 | 47,435 |
| 本集團實際權益 | 219,150 | (53,432) | 165,718 | 457,143 | 19,259 |
| **二零零五年** | | | | | |
| 百份之百 | 610,629 | (213,003) | 397,626 | 1,007,886 | 50,817 |
| 本集團實際權益 | 241,700 | (84,508) | 157,192 | 399,842 | 20,315 |

## 16. 其他非流動金融資產

| | 本集團及本公司 | |
|---|---|---|
| | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
| **股權證券** | | |
| 非上市股權證券(按成本) | 540 | 540 |
| 減:減值虧損 | (540) | (494) |
| | — | 46 |

## 17. 交易證券

| | 本集團及本公司 | |
|---|---|---|
| | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
| **交易證券(按市值)** | | |
| 香港上市股權證券 | 3,153 | 3,059 |

**(c)** 物業的賬面淨值分析如下：

|  | 本集團 | | 本公司 | |
|---|---|---|---|---|
|  | 二零零六年<br>千港元 | 二零零五年<br>千港元 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
| 於香港以長期租賃持有 | 98,200 | 97,000 | 98,200 | 97,000 |
| 於中國其他地區<br>　以中期租賃持有 | 262,613 | 237,263 | — | — |
|  | 360,813 | 334,263 | 98,200 | 97,000 |
| 代表：<br>以公允價值列賬的<br>　土地及建築物 | 235,651 | 207,496 | 98,200 | 97,000 |
| 以成本列賬的建築物 | 67,307 | 67,437 | — | — |
|  | 302,958 | 274,933 | 98,200 | 97,000 |
| 以經營租賃持作自用的<br>　租賃土地權益 | 57,855 | 59,330 | | |
|  | 360,813 | 334,263 | 98,200 | 97,000 |

**(d)** 本集團及本公司位於香港的投資物業於二零零六年十二月三十一日由永利行評值顧問有限公司（其部份員工為香港測量師學會會員）按公開市值基準重估為98,200,000港元（二零零五年：97,000,000港元）。本集團位於中國的投資物業137,451,000港元（二零零五年：110,496,000港元），由一所中國獨立的物業估值師行深圳中勝會計師事務所 — 中國註冊房地產估價師於二零零六年十二月三十一日按公開市值基準作出重估。

**(e)** 本集團根據經營租賃租出投資物業。該等租賃初期為期一至二十八年，期滿後可於重新磋商所有條款後續期。該等租賃並無包括或然租金。

本集團根據不可解除的經營租賃在日後應收的最低租賃款項總數如下：

|  | 本集團 | | 本公司 | |
|---|---|---|---|---|
|  | 二零零六年<br>千港元 | 二零零五年<br>千港元 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
| 一年內 | 20,122 | 19,310 | 3,055 | 599 |
| 一年後但五年內 | 49,413 | 51,334 | 3,583 | 485 |
| 五年後 | 35,370 | 46,990 | — | — |
|  | 104,905 | 117,634 | 6,638 | 1,084 |

## 14. 佔附屬公司權益

|  | 本公司 | |
|---|---|---|
|  | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
| 非上市股份（按成本值） | 211,409 | 211,409 |
| 予附屬公司的借款 | 124,705 | 119,024 |
| 應收附屬公司款項 | 404,421 | 553,801 |
|  | 740,535 | 884,234 |
| 減：減值虧損 | (358,842) | (510,617) |
|  | 381,693 | 373,617 |

**(b)　本公司**

| | 租賃<br>物業裝修<br>千港元 | 廠房及<br>機器、傢具、<br>固定裝置<br>及設備<br>千港元 | 汽車<br>千港元 | 小計<br>千港元 | 投資物業<br>千港元 | 總額<br>千港元 |
|---|---|---|---|---|---|---|
| **成本或估值：** | | | | | | |
| 於二零零五年一月一日 | 1,381 | 2,609 | 1,488 | 5,478 | 78,200 | 83,678 |
| 增置 | 64 | 28 | — | 92 | — | 92 |
| 出售 | (60) | — | — | (60) | — | (60) |
| 公允價值調整 | — | — | — | — | 18,800 | 18,800 |
| **於二零零五年<br>十二月三十一日** | 1,385 | 2,637 | 1,488 | 5,510 | 97,000 | 102,510 |
| **代表：** | | | | | | |
| 成本 | 1,385 | 2,637 | 1,488 | 5,510 | — | 5,510 |
| 估值 — 二零零五年 | — | — | — | — | 97,000 | 97,000 |
| | 1,385 | 2,637 | 1,488 | 5,510 | 97,000 | 102,510 |
| **累計折舊：** | | | | | | |
| 於二零零五年一月一日 | 1,329 | 1,607 | 1,252 | 4,188 | — | 4,188 |
| 本年度折舊 | 19 | 245 | 54 | 318 | — | 318 |
| 出售時回撥 | (35) | — | — | (35) | — | (35) |
| **於二零零五年<br>十二月三十一日** | 1,313 | 1,852 | 1,306 | 4,471 | — | 4,471 |
| **賬面淨值：** | | | | | | |
| **於二零零五年<br>十二月三十一日** | 72 | 785 | 182 | 1,039 | 97,000 | 98,039 |

| | 租賃<br>物業裝修<br>千港元 | 廠房及<br>機器、傢具、<br>固定裝置<br>及設備<br>千港元 | 汽車<br>千港元 | 小計<br>千港元 | 投資物業<br>千港元 | 總額<br>千港元 |
|---|---|---|---|---|---|---|
| **成本或估值：** | | | | | | |
| 於二零零六年一月一日 | 1,385 | 2,637 | 1,488 | 5,510 | 97,000 | 102,510 |
| 增置 | — | 83 | 320 | 403 | — | 403 |
| 出售 | — | (289) | (588) | (877) | — | (877) |
| 公允價值調整 | — | — | — | — | 1,200 | 1,200 |
| **於二零零六年<br>十二月三十一日** | 1,385 | 2,431 | 1,220 | 5,036 | 98,200 | 103,236 |
| **代表：** | | | | | | |
| 成本 | 1,385 | 2,431 | 1,220 | 5,036 | — | 5,036 |
| 估值 — 二零零六年 | — | — | — | — | 98,200 | 98,200 |
| | 1,385 | 2,431 | 1,220 | 5,036 | 98,200 | 103,236 |
| **累計折舊：** | | | | | | |
| 於二零零六年一月一日 | 1,313 | 1,852 | 1,306 | 4,471 | — | 4,471 |
| 本年度折舊 | 19 | 187 | 76 | 282 | — | 282 |
| 出售時回撥 | — | (220) | (454) | (674) | — | (674) |
| **於二零零六年<br>十二月三十一日** | 1,332 | 1,819 | 928 | 4,079 | — | 4,079 |
| **賬面淨值：** | | | | | | |
| **於二零零六年<br>十二月三十一日** | 53 | 612 | 292 | 957 | 98,200 | 99,157 |

| | 持作自用的建築物 千港元 | 租賃物業裝修 千港元 | 在建工程 千港元 | 廠房及機器、傢具、固定裝置及設備 千港元 | 汽車 千港元 | 小計 千港元 | 投資物業 千港元 | 以經營租賃持作自用的租賃土地權益 千港元 | 總額 千港元 |
|---|---|---|---|---|---|---|---|---|---|
| **成本或估值:** | | | | | | | | | |
| 於二零零六年一月一日 | 91,941 | 1,918 | 4,177 | 172,094 | 2,702 | 272,832 | 207,496 | 67,689 | 548,017 |
| 匯兌調整 | 2,672 | — | 157 | 11,356 | 153 | 14,338 | 4,642 | 555 | 19,535 |
| 增置 | 487 | — | 364,525 | 2,826 | 1,149 | 368,987 | 390 | — | 369,377 |
| 出售 | — | — | — | (26,235) | (838) | (27,073) | — | — | (27,073) |
| 從在建工程轉入 | — | — | (563) | 563 | — | — | — | — | — |
| 公允值值調整 | — | — | — | — | — | — | 23,123 | — | 23,123 |
| 於二零零六年十二月三十一日 | 95,100 | 1,918 | 368,296 | 160,604 | 3,166 | 629,084 | 235,651 | 68,244 | 932,979 |
| **代表:** | | | | | | | | | |
| 成本 | 95,100 | 1,918 | 368,296 | 160,604 | 3,166 | 629,084 | — | 68,244 | 697,328 |
| 估值—二零零六年 | — | — | — | — | — | — | 235,651 | — | 235,651 |
| | 95,100 | 1,918 | 368,296 | 160,604 | 3,166 | 629,084 | 235,651 | 68,244 | 932,979 |
| **累計折舊:** | | | | | | | | | |
| 於二零零六年一月一日 | 24,504 | 1,846 | — | 77,523 | 1,379 | 105,252 | — | 8,359 | 113,611 |
| 匯兌調整 | 1,537 | — | — | 8,911 | 128 | 10,576 | — | 252 | 10,828 |
| 本年度折舊 | 8,008 | 19 | — | 8,325 | 329 | 16,681 | — | 1,778 | 18,459 |
| 出售時回撥 | — | — | — | (20,519) | (679) | (21,198) | — | — | (21,198) |
| 減值虧損 | — | — | — | 5,498 | — | 5,498 | — | — | 5,498 |
| 於二零零六年十二月三十一日 | 34,049 | 1,865 | — | 79,738 | 1,157 | 116,809 | — | 10,389 | 127,198 |
| **賬面淨值:** | | | | | | | | | |
| 於二零零六年十二月三十一日 | 61,051 | 53 | 368,296 | 80,866 | 2,009 | 512,275 | 235,651 | 57,855 | 805,781 |

## 13. 固定資產

**(a) 本集團**

| | 持作自用的建築物 千港元 | 租賃物業裝修 千港元 | 在建工程 千港元 | 廠房及機器、傢具、固定裝置及設備 千港元 | 汽車 千港元 | 小計 千港元 | 投資物業 千港元 | 以經營租賃持作自用的租賃土地權益 千港元 | 總額 千港元 |
|---|---|---|---|---|---|---|---|---|---|
| **成本或估值:** | | | | | | | | | |
| 於二零零五年一月一日 | 81,803 | 1,914 | 4,575 | 126,603 | 2,793 | 217,688 | 184,298 | 67,328 | 469,314 |
| 滙兌調整 | 1,531 | — | 108 | 6,494 | 104 | 8,237 | 2,701 | 361 | 11,299 |
| 增置 | — | 64 | 46,776 | 2,267 | — | 49,107 | — | — | 49,107 |
| 出售 | (577) | (60) | — | (1,368) | (195) | (2,200) | — | — | (2,200) |
| 從在建工程轉入 | 9,184 | — | (47,282) | 38,098 | — | — | — | — | — |
| 公允價值調整 | — | — | — | — | — | — | 20,497 | — | 20,497 |
| 於二零零五年十二月三十一日 | 91,941 | 1,918 | 4,177 | 172,094 | 2,702 | 272,832 | 207,496 | 67,689 | 548,017 |
| **代表:** | | | | | | | | | |
| 成本 | 91,941 | 1,918 | 4,177 | 172,094 | 2,702 | 272,832 | — | 67,689 | 340,521 |
| 估值－二零零五年 | — | — | — | — | — | — | 207,496 | — | 207,496 |
| | 91,941 | 1,918 | 4,177 | 172,094 | 2,702 | 272,832 | 207,496 | 67,689 | 548,017 |
| **累計折舊:** | | | | | | | | | |
| 於二零零五年一月一日 | 21,980 | 1,862 | — | 67,034 | 1,196 | 92,072 | — | 6,434 | 98,506 |
| 滙兌調整 | 884 | — | — | 5,674 | 80 | 6,638 | — | 151 | 6,789 |
| 本年度折舊 | 1,809 | 19 | — | 5,970 | 279 | 8,077 | — | 1,774 | 9,851 |
| 出售時回撥 | (169) | (35) | — | (1,155) | (176) | (1,535) | — | — | (1,535) |
| 於二零零五年十二月三十一日 | 24,504 | 1,846 | — | 77,523 | 1,379 | 105,252 | — | 8,359 | 113,611 |
| **賬面淨值:** | | | | | | | | | |
| 於二零零五年十二月三十一日 | 67,437 | 72 | 4,177 | 94,571 | 1,323 | 167,580 | 207,496 | 59,330 | 434,406 |

| | 二零零五年 | | | |
| --- | --- | --- | --- | --- |
| | 馬口鐵 千港元 | 食品代理 及貿易 千港元 | 物業租賃 千港元 | 綜合 千港元 |
| 分類資產 | 761,682 | 52,487 | 230,800 | 1,044,969 |
| 佔聯營公司權益 | | | | 176,003 |
| 未分配資產 | | | | 17,658 |
| 總資產 | | | | 1,238,630 |
| 分類負債 | 124,789 | 39,010 | 4,652 | 168,451 |
| 未分配負債 | | | | 90,963 |
| 總負債 | | | | 259,414 |
| 年內產生的資本開支 | 45,709 | 48 | 3,257 | |

**經營地區分類**

本集團之業務是在兩個主要經濟地區經營。香港為食品代理及貿易的主要市場,而中國(香港除外)為本集團其他業務主要的市場。

按經營地區分類呈列資料時,分類收益乃按顧客地區分佈計算。分類資產及資本開支則按資產之地區分佈計算。

| | 二零零六年 | |
| --- | --- | --- |
| | 中國 千港元 | 香港 千港元 |
| 來自外部客戶的收益 | 1,132,337 | 88,917 |
| 分類資產 | 1,172,526 | 168,969 |
| 年內產生的資本開支 | 368,782 | 192 |

| | 二零零五年 | |
| --- | --- | --- |
| | 中國 千港元 | 香港 千港元 |
| 來自外部客戶的收益 | 821,644 | 99,573 |
| 分類資產 | 889,275 | 155,694 |
| 年內產生的資本開支 | 48,966 | 48 |

| | 截至二零零五年十二月三十一日止年度 | | | | | |
|---|---|---|---|---|---|---|
| | 馬口鐵<br>千港元 | 食品代理<br>及貿易<br>千港元 | 物業租賃<br>千港元 | 分類間<br>對銷<br>千港元 | 未分配<br>千港元 | 綜合<br>千港元 |
| 來自外部客戶的收益 | 797,798 | 97,890 | 25,529 | — | — | 921,217 |
| 分類間收益 | 2,157 | — | 109 | (2,266) | — | — |
| 其他外部客戶的收益 | 6,586 | 717 | 242 | — | 7,474 | 15,019 |
| 合計 | 806,541 | 98,607 | 25,880 | (2,266) | 7,474 | 936,236 |
| 分類業績 | 55,095 | 17,056 | 17,764 | | | 89,915 |
| 未分配經營收入及費用 | | | | | | (9,546) |
| 經營溢利 | | | | | | 80,369 |
| 應佔聯營公司溢利 | | | | | | |
| 減虧損 | — | — | — | — | 20,315 | 20,315 |
| 投資物業估值收益淨額 | — | — | 20,497 | — | — | 20,497 |
| 非經營收入 | | | | | | 59,746 |
| 融資成本 | | | | | | (396) |
| 所得稅 | | | | | | (736) |
| 稅後利潤 | | | | | | 179,795 |
| 年度折舊及攤銷 | 7,867 | 100 | 1,566 | | | |
| 年度減值虧損回撥 | — | (627) | — | | | |

| | 二零零六年 | | | |
|---|---|---|---|---|
| | 馬口鐵<br>千港元 | 食品代理<br>及貿易<br>千港元 | 物業租賃<br>千港元 | 綜合<br>千港元 |
| 分類資產 | 1,017,617 | 59,892 | 263,986 | 1,341,495 |
| 佔聯營公司權益 | | | | 182,434 |
| 未分配資產 | | | | 15,360 |
| 總資產 | | | | 1,539,289 |
| 分類負債 | 230,068 | 40,539 | 5,749 | 276,356 |
| 未分配負債 | | | | 152,022 |
| 總負債 | | | | 428,378 |
| 年內產生的資本開支 | 366,576 | 186 | 2,212 | |

|  | 截至二零零六年十二月三十一日止年度 | | | | | |
|---|---|---|---|---|---|---|
|  | 馬口鐵 | 食品代理及貿易 | 物業租賃 | 分類間對銷 | 未分配 | 綜合 |
|  | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 | 千港元 |
| 來自外部客戶的收益 | 1,108,939 | 86,858 | 25,457 | — | — | 1,221,254 |
| 分類間收益 | 1,991 | — | 169 | (2,160) | — | — |
| 其他外部客戶的收益 | 4,463 | 1,812 | 28 | — | 17,695 | 23,998 |
| 合計 | 1,115,393 | 88,670 | 25,654 | (2,160) | 17,695 | 1,245,252 |
| 分類業績 | 81,797 | 16,648 | 16,662 |  |  | 115,107 |
| 未分配經營收入及費用 |  |  |  |  |  | (4,313) |
| 經營溢利 |  |  |  |  |  | 110,794 |
| 應佔聯營公司溢利減虧損 | — | — | — | — | 19,259 | 19,259 |
| 投資物業估值收益淨額 | — | — | 23,123 | — | — | 23,123 |
| 融資成本 |  |  |  |  |  | (2,906) |
| 所得稅 |  |  |  |  |  | (23,476) |
| 稅後利潤 |  |  |  |  |  | 126,794 |
| 年度折舊及攤銷 | 16,469 | 104 | 1,605 |  |  |  |
| 年度減值虧損產生／(回撥) | 9,346 | (1,185) | — |  |  |  |

附註:

(i)     年內,食品貿易及鮮活商品代理的業務分類合併為一業務分類。此分類與本集團內部財務報告系統是一致的。比較數字已按本年的呈列調整。

(ii)    董事認為投資物業公允價值的變更並不構成本集團經營表現的一部份。據此,投資物業估值收益或虧損淨額包括在經營溢利之後。比較數字已按本年的呈列調整。

(b)　　　於年內批准及支付歸屬於前一財政年度應付本公司股權持有人股息：

| | 二零零六年 | 二零零五年 |
|---|---|---|
| | 千港元 | 千港元 |

| | | |
|---|---|---|
| 於年內批准及支付歸屬於前一財政年度之<br>　末期股息每股普通股1.5港仙<br>　（二零零五年：每股普通股零港仙） | 13,524 | — |

## 11.　每股盈利

### (a)　每股基本盈利

每股基本盈利是按照本公司普通股股權持有人應佔溢利121,320,000港元（二零零五年：175,759,000港元）及於年內已發行普通股901,583,285股（二零零五年：901,583,285股）計算。

### (b)　每股攤薄盈利

截至二零零六年十二月三十一日止年度，由於潛在的普通股沒有被攤薄，每股攤薄盈利的金額與每股基本盈利相同。截至二零零五年十二月三十一日止年度，並沒有潛在的普通股。

## 12.　分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與本集團內部財務報告較相關而作為主要呈報方式。

### 按業務分類

本集團包括以下主要業務分類：

| | | |
|---|---|---|
| 馬口鐵 | ： | 生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料 |
| 食品代理及貿易 | ： | 食品代理及買賣 |
| 物業租賃 | ： | 出租物業以產生租金收入 |

此非現金福利的詳情（包括已授出購股權的主要條款及數目）於董事會報告內的「購股權計劃」一段及附註24披露。

## 8. 最高酬金個別人士

於五名最高酬金的個別人士中，兩名董事（二零零五年：三名）的有關酬金已在附註7披露。其他三名（二零零五年：兩名）個別人士的酬金總額如下：

|  | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|
| 基本薪金、津貼及其他福利 | 1,010 | 779 |
| 退休計劃供款 | 448 | 305 |
| 以股份為基礎的開支 | 1,305 | — |
| 花紅 | 2,743 | 495 |
|  | 5,506 | 1,579 |

該三名（二零零五年：兩名）最高酬金個別人士的酬金的範圍如下：

|  | 二零零六年<br>個別<br>人士人數 | 二零零五年<br>個別<br>人士人數 |
|---|---|---|
| 元 |  |  |
| 0 － 1,000,000 | — | 2 |
| 1,000,001 － 1,500,000 | — | — |
| 1,500,001 － 2,000,000 | 3 | — |

## 9. 本公司股權持有人應佔溢利

本公司股權持有人應佔綜合溢利包括一筆已列入本公司財務報表內19,769,000港元的溢利（二零零五年：71,004,000港元）。

## 10. 股息

(a) 年度應付本公司股權持有人股息：

|  | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|
| 已宣派及已支付之中期股息每股普通股1.5港仙<br>　（二零零五年：每股普通股零港仙） | 13,524 | — |
| 結算日後建議派發之末期股息每股普通股<br>　2.0港仙（二零零五年：每股普通股1.5港仙） | 18,032 | 13,524 |
|  | 31,556 | 13,524 |

於結算日後建議派發之末期股息並未於結算日確認為負債。

香港利得稅計算所採用的稅率為17.5%（二零零五年：17.5%）。中國適用的所得稅稅率介乎10.8%至33%（二零零五年：15%至33%），此乃按照中國附屬公司所位於的地區的稅率而釐定的。

## 7. 董事酬金

依照香港《公司條例》第161條列報的董事酬金如下：

| | 董事袍金<br>千港元 | 基本薪金、<br>津貼及<br>其他福利<br>千港元 | 退休<br>計劃供款<br>千港元 | 花紅<br>千港元 | 小計<br>千港元 | 以股份為<br>基礎<br>的開支<br>千港元<br>（附註） | 二零零五<br>總額<br>千港元 |
|---|---|---|---|---|---|---|---|
| **執行董事** | | | | | | | |
| 梁江 | — | 409 | 255 | 480 | 1,144 | — | 1,144 |
| 譚云標 | — | 344 | 143 | 360 | 847 | — | 847 |
| 曾翰南 | — | 894 | 30 | 166 | 1,090 | — | 1,090 |
| **非執行董事** | | | | | | | |
| 趙雷力 | — | — | — | — | — | — | — |
| 羅蕃郁 | — | — | — | — | — | — | — |
| 梁劍琴 | — | — | — | — | — | — | — |
| **獨立非執行董事** | | | | | | | |
| 譚惠珠 | — | 300 | — | — | 300 | — | 300 |
| Gerard Joseph<br>McMahon | — | 300 | — | — | 300 | — | 300 |
| 李嘉強 | — | 300 | — | — | 300 | — | 300 |
| **總額** | — | 2,547 | 428 | 1,006 | 3,981 | — | 3,981 |

| | 董事袍金<br>千港元 | 基本薪金、<br>津貼及<br>其他福利<br>千港元 | 退休<br>計劃供款<br>千港元 | 花紅<br>千港元 | 小計<br>千港元 | 以股份<br>為基礎的<br>開支<br>千港元<br>（附註） | 二零零六<br>總額<br>千港元 |
|---|---|---|---|---|---|---|---|
| **執行董事** | | | | | | | |
| 梁江 | — | 421 | 260 | 480 | 1,161 | 582 | 1,743 |
| 譚云標 | — | 340 | 259 | 1,294 | 1,893 | 582 | 2,475 |
| 曾翰南 | — | 941 | 30 | 543 | 1,514 | 87 | 1,601 |
| **非執行董事** | | | | | | | |
| 趙雷力 | — | — | — | — | — | 58 | 58 |
| 羅蕃郁 | — | — | — | — | — | 58 | 58 |
| 梁劍琴 | — | — | — | — | — | 58 | 58 |
| 董德才 | — | — | — | — | — | — | — |
| 侯卓冰 | — | — | — | — | — | — | — |
| **獨立非執行董事** | | | | | | | |
| 譚惠珠 | — | 300 | — | — | 300 | 58 | 358 |
| Gerard Joseph<br>McMahon | — | 300 | — | — | 300 | 58 | 358 |
| 李嘉強 | — | 300 | — | — | 300 | 58 | 358 |
| **總額** | — | 2,602 | 549 | 2,317 | 5,468 | 1,599 | 7,067 |

*附註：此金額為根據本公司購股權計劃所授出購股權予董事所估計的價值。此等購股權的價值是按本集團會計政策的附註1(o)(ii)以股份為基礎的支出交易所述而計算的。*

6. **綜合損益表內的所得稅**

(a) 綜合損益表所列的稅項為：

|  | 附註 | 二零零六年 千港元 | 二零零五年 千港元 |
|---|---|---|---|
| **本期稅項 — 香港利得稅準備** |  |  |  |
| 本年度按稅率17.5% （二零零五年：17.5%）估計應 評稅溢利的香港利得稅準備 |  | 650 | 1,286 |
| 以往年度之撥備不足 |  | 9 | 11 |
|  |  | 659 | 1,297 |
| **本期稅項 — 中國** |  |  |  |
| 本年度稅項 |  | 13,941 | 16,567 |
| 以往年度之撥備不足 |  | 30 | 617 |
| 再投資退稅 | (i) | — | (19,874) |
|  | (ii) | 13,971 | (2,690) |
| **遞延稅項** |  |  |  |
| 暫時性差異產生及轉回 |  | 8,846 | 2,129 |
|  |  | 23,476 | 736 |

*附註：*

(i) 截至二零零五年十二月三十一日止年度，隨着中山中粵馬口鐵工業有限公司 （「中粵馬口鐵」）將保留溢利資本化後，本集團已成功向中山市國家稅務局取 得中國企業所得稅稅務退款。

(ii) 在中國成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份 或經濟特區的適用所得稅率計算。

(iii) 一間附屬公司中粵馬口鐵的新的生產線可享有稅務優惠—首兩年為免稅及第 3至5年所得稅率減半。根據中山市國家稅務局的批覆，被視為中粵馬口鐵新的 生產線的溢利的比例是根據中粵馬口鐵的總課稅收入的40%來決定。

(b) 所得稅支出與會計溢利按適用稅率計算的對賬：

|  | 二零零六年 千港元 | 二零零五年 千港元 |
|---|---|---|
| 除稅前溢利 | 150,270 | 180,531 |
| 按照在相關國家獲得溢利的適用 稅率計算除稅前溢利的名義稅項 | 26,799 | 35,899 |
| 不可扣減支出的稅項影響 | 4,203 | 3,034 |
| 毋須應課稅收入的稅項影響 | (7,785) | (16,004) |
| 未確認本年未使用稅項虧損的稅項影響 | 2,245 | 669 |
| 使用未確認稅項虧損的稅項影響 | (2,025) | (3,616) |
| 再投資退稅 | — | (19,874) |
| 以往年度撥備不足 | 39 | 628 |
| 實際稅項支出 | 23,476 | 736 |

(ii) 此金額主要為以前因未確定能否收回應收賬項在損益表內所作撥備或撇賬的回撥。於截至二零零五年十二月三十一日止期間，若干壞賬已被收回而有關撥備已於損益表中相應回撥。

5. **除稅前溢利**

除稅前溢利已扣除／（計入）下列各項：

| | | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---:|---:|
| (a) | 融資成本： | | |
| | 須於五年內償還的銀行預付及<br>　其他借款利息 | 2,906 | 396 |
| (b) | 員工成本： | | |
| | 定額供款計劃之供款淨額 | 1,341 | 1,338 |
| | 股權結算以股份為基礎的開支 | 3,426 | — |
| | 薪金、工資及其他福利 | 38,939 | 31,077 |
| | | 43,706 | 32,415 |
| (c) | 其他項目： | | |
| | 已出售存貨成本（附註） | 1,051,265 | 780,571 |
| | 核數師酬金 | 2,246 | 2,121 |
| | 折舊 | 16,681 | 8,077 |
| | 土地租賃費攤銷 | 1,778 | 1,774 |
| | 固定資產及存貨的減值虧損 | 9,346 | — |
| | 有關物業租賃的經營租賃費用 | 939 | 654 |
| | 投資物業應收租金減直接費用2,190,000港元<br>　（二零零五年：2,261,000港元） | (23,267) | (23,268) |

*附註：* 存貨成本當中包括24,880,000港元（二零零五年：16,311,000港元）有關員工成本及折舊成本，而上表亦分別呈列該兩項開支的個別總數。

營業額包括抵銷本集團公司間交易後銷售貨品的價值以及根據經營租賃所收取有關投資物業的租金收入。年內，已於營業額內確認的每個重大類別的收入如下：

|  | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|
| 銷售貨品 | | |
| — 馬口鐵 | 1,108,939 | 797,798 |
| — 食品代理及貿易 | 86,858 | 97,890 |
| | 1,195,797 | 895,688 |
| 物業租貸 | 25,457 | 25,529 |
| | 1,221,254 | 921,217 |

## 3. 其他收益及收入淨額

|  | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|
| **其他收益** | | |
| 出售廢料 | 2,500 | 3,814 |
| 利息收入 | 3,359 | 3,912 |
| 管理收入 | 228 | 88 |
| 上市證券的股息收入 | 235 | 235 |
| 已收補貼 | 1,033 | 294 |
| 其他 | 2,551 | 3,241 |
| | 9,906 | 11,584 |
| **其他收入淨額** | | |
| 出售固定資產收益／（虧損）淨額 | 512 | (242) |
| 交易證券的已變現及未變現收益／（虧損）淨額 | 94 | (141) |
| 應收款減值虧損回撥 | 2,013 | 355 |
| 負債回撥 | 4,198 | — |
| 其他非流動金融資產減值虧損 | (46) | (156) |
| 已變現及未變現的滙兌收益淨額 | 7,556 | 3,855 |
| | 14,327 | 3,671 |

## 4. 非經營收入

|  | 附註 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|---|
| 負債回撥 | *(i)* | — | 42,740 |
| 收回壞賬 | *(ii)* | — | 17,006 |
| | | — | 59,746 |

*附註：*

(i) 此數額主要為多年未償還及未被要求清償負債的回撥。董事認為有關債權人將來不會向本集團申索。

於最初分類為持作待售及於其後在其持作待售時重新計算的減值虧損在損益表內確認。只要非流動資產仍然分類為持作待售，此非流動資產是不會計提折舊或作攤銷的。

**(v)  關連人士**

為此財務報表為目的，與本集團關聯人士是指：

(i)  該人士有能力直接或間接透過一個或多個中介人控制本集團、或可發揮重大影響本集團的財務及經營決策、或共同控制本集團；

(ii)  本集團及該人士均受共同控制；

(iii)  該人士屬本集團的聯營公司或本集團為其中一合資方的合營企業；

(iv)  該人士屬本集團主要管理人員的成員、或本集團的母公司、或屬個人的近親家庭成員、或受該等個人人士控制、共同控制或重大影響的實體；

(v)  該人士如屬(i)所指的近親家庭成員或受該等個人人士控制、共同控制或重大影響的實體；或

(vi)  該人士屬提供福利予本集團的僱員或與本集團關聯的實體的僱員離職後福利計劃。

個人的近親家庭成員指可影響、或受該個人影響，他們與該實體交易的家庭成員。

**(w)  分類報告**

分類項目為按本集團所從事提供產品或服務（業務分類）或在某一特定經濟環境內提供產品或服務（經營地區分類）之可區別項目，而每一個項目所承擔之風險及回報與其他分類項目有所不同。

根據本集團的內部財務報告系統，本集團已選擇業務分類作為其主要呈報方式，而以經營地區分類為次要呈報方式。

分類收入、費用、業績、資產及負債包括直接撥歸該類別的項目以及可按合理基準分配至該類別的項目。除屬單一分類內集團之間的結餘及交易外，分類收入、費用、資產及負債乃於綜合賬目過程中，在撇除集團之間結餘及集團之間交易前釐訂。分類間的價格，乃按提供予其他外界各方的類似條款而釐訂。

分類資本開支為於期內購買預期可使用超過一個期間的分類資產（包括有形及無形）而產生的總成本。

未分配項目主要包括財務及公司資產、計息貸款、借款、稅項、公司及融資費用。

**2.  營業額**

本集團年內的主要業務是製造及出售馬口鐵、物業租賃、食品代理及貿易。

(ii) 經營租貸租金收入

根據經營租貸而應收之租金收入,乃以等額於租貸所涵蓋之期間在損益表中確認;惟倘另一基準更能反映租貸資產所賺取之利益則除外。所授出之租貸優惠乃於損益表中確認,作為應收淨租貸款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

(iii) 股息

— 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

— 上市投資的股息收入在投資項目的股價除息時確認。

(iv) 利息收入

確認利息收入是採用實際利息方法計算。

**(s) 外幣換算**

年內的外幣交易是按交易日的適用外幣率換算為港幣。以外幣計算的貨幣資產及負債,則按結算日的適用外幣率換算為港幣。匯兌盈虧均在損益表確認。

以外幣歷史成本計量的非貨幣資產及負債,乃以交易日期的外幣匯率換算。以外幣為單位並以公允價值列賬的非貨幣資產及負債乃採用釐定公允價值日期的外幣匯率換算。

香港境外業務的業績按交易日期的大約的外幣匯率換算為港幣。資產負債表的項目按結算日的外幣匯率換算為港幣。因此產生的匯兌差額以個別項目直接計入權益中。

出售外國業務而言,有關該外國業務之匯兌差額之累計數額,乃計入出售之損益中。

**(t) 借款成本**

借款成本於產生期間在損益表內列作開支。

**(u) 持作待售的非流動資產**

如非流動資產的賬面金額是極大可能透過出售交易而收回,而並非透過持續使用,及其現時狀況為可出售的,此非流動資產分類為持作待售。

立即於分類為持作待售前,非流動資產的最新金額是根據分類前的會計政策計算的。然後,在其最初分類為持作待售及直至其出售,非流動資產(除以下解釋某些資產外)以其賬面值及公允價值減出售成本兩者較低來確認。此計算政策的主要例外為就本集團及本公司的財務報表而言,遞延稅項資產、來自員工福利的資產、金融資產(除投資附屬公司、聯營公司及合營企業外)及投資物業。此等資產就算持作待售,也會繼續根據附註1所指的政策去計算。

不能確認為遞延稅項資產和負債的暫時性差異的有限例外情況包括不影響會計或應課稅利潤的資產或負債的初始確認（如屬企業合併的一部分則除外）；以及投資於附屬公司相關的暫時性差異（如屬應稅差異，不確認本集團可以控制轉回的時間，而且在可預見的將來不大可能轉回的暫時性差異；或如屬可抵扣差異，則只確認很可能在將來轉回的差異）。

遞延稅項金額是按照資產和負債賬面金額的預期實現或償還方式，根據已執行或在結算日實質上已執行的稅率計算。遞延稅項資產和負債均不貼現計算。

本集團會在每個結算日評估遞延稅項資產的賬面金額。如果本集團預期不再可能獲得足夠的應課稅利潤以抵扣相關的稅務利益，該遞延稅項資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課稅利潤，有關減額便會轉回。

本期和遞延稅項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延稅項資產只會在本公司或本集團有法定行使權以本期所得稅資產抵銷本期所得稅負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延稅項負債：

—　　就本期所得稅資產和負債的情況下，本公司或本集團計劃按淨額基準結算，或同時變現該資產和償還該負債；或

—　　就遞延稅項資產和負債的情況下，這些資產和負債必須與同一稅務機關就以下其中一項徵收的所得稅有關：

　　　—　　同一應課稅實體；或

　　　—　　不同的應課稅實體，但這些實體計劃在日後每個預計有大額遞延稅項負債需要償還或大額遞延稅項資產可以收回的期間內，按淨額基準實現本年所得稅資產和償還本年所得稅負債，或同時變現該資產和償還該負債。

**(q)　　準備及或然負債**

倘若本集團或本公司須就已發生的事件承擔法定或推定義務，而履行該義務預期會導致含有經濟效益外流，並可作出可靠的估計，便會就該不確定時間或數額的其他負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。

**(r)　　收入確認**

收入是在經濟效益會流入本集團，以及能夠可靠地計算收入和成本（如適用）時，根據下列方法在損益表內確認：

(i)　　*銷售貨品*

銷售貨品的收入在客戶接收貨品及相關的擁有權風險與回報時確認。收入不包括增值稅或其他銷售稅，並已扣除任何營業折扣。

**(o)　僱員福利**

*(i)　短期僱員福利及定額供款退休計劃的供款*

僱員的薪金、年獎、定額供款計劃的供款及非現金性福利等費用，均於僱員提供有關服務的年度計入損益，已計入尚未確認為開支的存貨成本的數額除外。若付款或償付已獲遞延並且構成重大影響，則該等金額將按其現值列賬。

關於本集團退休福利計劃供款的更多資料已列載於附註30。

*(ii)　以股份為基礎的支出*

本公司授予僱員的購股權公允價值會確認為僱員成本，並相應增加股權中的資本儲備。購股權公允價值乃於授出日期使用二項式點陣法定價模式計量，並考慮到授出購股權的條款及條件。若僱員須先履行歸屬條件，方可無條件獲發購股權，則購股權的估計公允價值總額會分配予歸屬期間，並考慮到購股權會歸屬的可能性。

於歸屬期間，預期會歸屬的購股權數目會進行檢討。於過往年度確認的任何累計公允價值調整會在檢討年度扣自／計入損益（除非原有僱員開支合資格確認為資產），而資本儲備亦會相應調整。於歸屬日期，確認為開支的數額會作出調整，以反映歸屬購股權的實際數目（並對資本儲備作出相應調整），除非沒收乃僅因未能達成與本公司股份市價有關的歸屬條件所致則另作別論。股權金額乃於資本儲備內確認，直至購股權獲行使（有關金額乃轉撥至股份溢價賬）或購股權屆滿（有關金額將直接撥入保留溢利）為止。

*(iii)　離職福利*

離職福利僅於本集團以實際上無可能撤回的詳細正規計劃提出自願離職而明確承擔終止僱用或提供福利時確認。

**(p)　所得稅**

本年度所得稅包括本期所得稅及遞延稅項資產和負債的變動。本期所得稅及遞延稅項資產和負債的變動均在損益內確認，但與直接確認為權益項目相關的，則確認為權益。

本期所得稅是按本年度應課稅收入根據在結算日已執行或實質上已執行的稅率計算的預期應付稅項，加上以往年度應付稅項的任何調整。

遞延稅項資產和負債分別由可抵扣和應課稅暫時性差異產生。暫時性差異是指資產和負債在財務報表上的賬面金額與這些資產和負債的計稅基礎的差異。遞延稅項資產也可以由未使用稅務虧損和未使用稅收回扣產生。

除了某些有限的例外情況外，所有遞延稅項負債和遞延稅項資產（只限於很可能獲得未來應課稅利潤以使該遞延稅項資產得以使用）則會被確認。由可抵扣暫時性差異所產生遞延稅項資產，因有未來應課稅利潤的支持而使之確認，包括因轉回目前存在的應課稅暫時性差異而產生的金額；但這些轉回的差異必須與同一稅務機關及同一應課稅實體有關，並預期在可抵扣暫時性差異預計轉回的同一期間或於遞延稅項資產所產生時稅務虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課稅暫時性差異是否足以支持確認由未使用的稅務虧損和稅收回扣所產生的遞延稅項資產時，亦會採用同一準則，即差異是否與同一稅務機關及同一應課稅實體有關，並是否預期能在使用稅務虧損或稅收回扣的同一期間內轉回。

— *轉回減值虧損*

如用作盤定資產可收回金額的估算出現正面的變化·有關的減值虧損便會撥回。

所撥回的減值虧損以假設在以往年度沒有確認減值虧損而應已盤定的資產賬面金額為限。所撥回的減值虧損在確認撥回的年度內計入損益。

**(j)　存貨**

存貨按成本及可變現淨值兩者中的較低數額入賬。

成本按加權平均成本法計算·包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。

可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得。

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損·均於出現減值或虧損的期間內確認為支出。任何減值撥回的金額·均於出現撥回的期間內沖減確認為支出的存貨金額。

**(k)　業務及其他應收款項**

業務及其他應收款項以初始公允價值列賬·其後以攤銷成本減呆壞賬的減值虧損（見附註1(i)(i)）列賬。如應收款為給關聯人士的免息及無固定還款期的貸款或貼現的影響並不重大·則以成本減呆賬的減值虧損（見附註1(i)(i)）列賬。

**(l)　計息貸款**

計息貸款以初始公允價值減應佔交易成本確認。初始確認後·計息貸款以攤銷成本列賬·而初始確認金額與贖回價值之間的任何差額·連同任何應付利息及費用·按實際利息基準在借貸期間計入損益內。

**(m)　業務及其他應付款項**

業務及其他應付款項以初始公允價值列賬·其後以攤銷成本列賬。如貼現的影響並不重大·則以成本列賬。

**(n)　現金及現金等價物**

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構的活期存款、及短期、流動性極高的投資·這些投資可容易地換算為已知的現金數額及其價值變動的風險不大·並在購入後三個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在綜合現金流量表的現金及現金等價物內。

**(i)　資產減值**

(i)　*股權證券投資、業務及其他應收款項的減值*

股權證券投資以及業務及其他應收款項按成本或攤銷成本列值，會在每個結算日檢討，以確定有否客觀減值證據。若存在任何有關證據，則按以下方式釐定及確認任何減值虧損：

—　就按成本列值的非掛牌股權證券而言，減值虧損乃按金融資產賬面值與估計未來現金流量（若貼現影響重大，則按類似金融資產的通行市場現時的回報率貼現）兩者之差額計量。股權證券的減值虧損是不能撥回的。

—　就按攤銷成本列值的業務及其他應收款項及其他金融資產而言，若貼現影響重大，減值虧損乃按資產賬面值與估計未來現金流量現值的差額，按金融資產原有的實際利率（即在初始確認該等資產時計算的實際利率）貼現計量。

若於其後的期間，減值虧損數額減少，而有關減少可客觀地與在確認減值虧損後發生的事件聯繫，則減值虧損會透過損益轉回。減值虧損轉回不得導致資產賬面值超過假若過往年度並無確認減值虧損而應得者。

(ii)　*其他資產的減值*

本集團會在每個結算日參考內部和外來的信息，以確定下列資產是否出現減值跡象，或是以往確認的減值虧損不再存在或已經減少：

—　其他物業、廠房及設備；

—　被列為以經營租賃持有之預付租賃土地權益；

—　於附屬公司及聯營公司的投資（除非該投資已列為持作待售（或已包括在被列為持作待售的處理組別）見附註1(u)）。

如果出現減值跡象，對資產的可收回金額便會作出估計。

—　*計算可收回金額*

資產的可收回金額是其淨售價與使用價值兩者中的較高額。在評估使用價值時，預期未來現金流量會按可以反映當時市場對貨幣時間值及資產特定風險的評估的稅前貼現率，貼現至其現值。如果資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產組別（即現金產生單位）來釐定可收回金額。

—　*確認減值虧損*

當資產或其屬於的現金產生單位的賬面金額高於其可收回金額時，便會在損益中確認減值虧損。確認的減值虧損會按比例減少該單位（或一組單位）中其他資產的賬面金額，但減值不會使個別資產的賬面金額減至低於其可計量的公允價值減銷售成本，或其使用價值（如可釐定）。

在建工程不計提折舊。在完工及交予使用時，便會按以下所列合適的折舊率計提折舊。

因棄用或出售一固定資產項目而產生的盈虧，是按該資產項目的出售所得款項淨額與賬面值之間的差額釐定，並於棄用或出售當日在損益表中確認。

物業、廠房及設備項目的成本減其剩餘價值（如有），其折舊是以直線法按其估計可使用年期計算如下：

— 位於租賃持有土地的建築物按租賃未屆滿年期或其估計可用年限（由建成日起計不超過50年）之較短者計提折舊。

— 租賃物業裝修　　　　　　　　　　　　　　　　　　　　　　每年20%至50%

— 廠房及機器、傢具、固定裝置及設備　　　　　　　　　　　每年10%至20%

— 汽車　　　　　　　　　　　　　　　　　　　　　　　　　每年20%

若物業、廠房及設備項目部份有不同可用年限，項目的成本按合理的基準分配予不同部份及每部份分開計提折舊。資產的可用年限及估計剩餘價值（如有），皆每年檢討。

**(h)　租賃資產**

倘本集團確定安排具有在商定期限內通過支付一筆或一系列款項而使用某一特定資產或多項資產之權利，則該安排（由一宗交易或一系列交易組成）為租賃或包括租賃。該釐定乃根據安排之內容評估而作出，而無論安排是否具備租賃之法律形式。

*(i)　列為租賃給本集團的資產*

本集團基本上承受擁有權帶來的全部風險及利益的資產租賃列為融資租賃。出租人沒有轉移擁有權的所有風險及利益給本集團的資產租賃列為經營租賃，除以下列外：

— 符合投資物業定義以經營租賃持有的物業則按個別物業基準歸列類為投資物業，並作為融資租賃入賬（見附註1(f)）；及

— 根據經營租賃為持作自用的土地，若公允價值在租賃開始時不能與位於有關土地上的建築物的公允價值分開計量，會作為根據融資租賃持有入賬，除非有關建築物亦顯然根據經營租賃持有，則作別論。就此而言，租賃的開始時間為本集團首次訂立租約時，或從前承租人接手時。

*(ii)　經營租賃費用*

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益表扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益表中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益表內扣除。

除該物業已列為投資物業，以經營租賃持作自用的土地成本以直線法按租賃期攤銷（見附註1(f)）。

**(e) 其他股權證券投資**

本集團及本公司有關股權證券投資(於附屬公司及聯營公司的投資除外)的政策如下:

股權證券投資以初始成本列示,即其交易價值(除其公允價值可可靠地以評估技術(其可變數值包括從可看得見的市場取得的數據)估計外)。成本包括有關的交易成本(以下指出除外)。此等投資按其分類其後以以下列賬:

為交易所持有的證券投資列為流動資產。任何有關的交易成本在發生時於損益確認。其公允價值會於每個結算日重計,任何衍生的收益或虧損會在損益確認。

股權證券投資如在活躍市場沒有市場報價,而該公允價值不能可靠地計算,則該證券投資在資產負債表中以成本減減值虧損(見附註1(i))確認。

投資會於本集團正式購買╱出售該投資或到期當日確認╱停止確認。

**(f) 投資物業**

投資物業為自己擁有或以經營租賃持有(見附註1(h))以賺取租金收入及╱或資本升值的土地及╱或建築物,這包括目前持有但未確定將來用途的土地。

投資物業以公允價值於資產負債表列示。任何因公允價值變更的收益或虧損於損益表確認。投資物業的租金收入以附註1(r)(ii)所解釋入賬。

當本集團以經營租賃持有物業權益以賺取租金收入及╱或資本升值,該權益按個別物業的基準被列為投資物業入賬。任何此類被列為投資物業的權益被當作以融資租賃持有入賬(見附註1(h)),並按應用在其他以融資租賃持有的投資物業相同的會計政策應用在此權益。租賃付款如附註1(h)所解釋入賬。

在建或發展中作將來用作投資物業的物業被列為物業、廠房及設備,並以成本列示,直至有關建設或發展完成,屆時其將被列為以公允價值列示的投資物業。於同日,物業的公允價值與以往賬面值的任何差異會於損益表確認。

**(g) 其他物業、廠房及設備**

以下固定資產項目按成本值減去累計折舊及減值虧損於資產負債表列賬(見附註1(i)(ii)):

— 位於租賃持有土地持作自用的建築物,唯該建築物的公允價值可於租賃開始時與租賃持有土地公允價值分開計量(見附註1(h));及

— 其他廠房及設備項目。

自建固定資產項目成本包括材料成本、直接人工、拆除該等項目、恢復所在地塊至原狀之初步估計成本及生產經費合適的比例及借款成本。

在建工程乃按成本列賬,其中包括建造成本(包括在建築期間作為利息支出調整的相關貸款的借貸成本和兌差額)及相關設備的成本。縱使有關當局延遲頒發其有關的可交予使用證書,如資產可作其擬定用途前所需的一切準備工作大致完成,上述成本將停止資本化,而在建工程亦會轉入為固定資產。

於附屬公司的投資從得到控制權當日開始直到控制權終止當日為止綜合財務報表中綜合入賬。集團內公司之間的結餘及交易，以及集團內公司之間的交易所產生的任何未變現盈利，乃於編製綜合財務報表時悉數撤銷。集團內公司之間的交易而產生的未變現虧損，乃以未變現盈利相同之形式撤銷，惟僅限於並無顯示出現減值者。

少數股東權益是指，非由本公司擁有（無論是直接或間接透過附屬公司）的歸屬於附屬公司淨資產的權益部分，而集團未與該權益持有者達成任何附加協議，致令集團整體上對該等權益產生符合財務負債定義的法定義務。少數股東權益在綜合資產負債表內的股東權益列示，但與可歸屬於公司的股權持有人權益分開。少數股東權益佔集團年度內總溢利或虧損在綜合損益表賬面以分配為少數股東權益及可歸屬於公司股權持有人形式呈報。

倘少數股東應佔虧損超過少數股東於該附屬公司的權益時，公司超出的款額及少數股東應佔的任何進一步虧損乃於本集團的權益中扣除，惟倘少數股東須承擔具約束力之責任及能夠作額外的投資以彌補虧損則作別論。倘若該附屬公司日後有盈利，本集團分配所有此盈利，直至先前由本集團承擔原應由少數股東攤佔的虧損得到彌補為止。

少數股東權益持有人的貸款以及該等持有人的其他合約責任，根據附註1(l)或1(m)（視乎負債的性質而定）於綜合資產負債表呈列為財務負債。

在本公司資產負債表中，附屬公司的投資以成本減減值虧損列示（見附註1(i)），除該投資被列為持作待售（或包括在被列為持作待售的處理組別）（見附註1(u)）。

**(d)　聯營公司**

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力，包括參與財務及經營政策決策，但不是控制或聯同他人控制管理層的實體。

於聯營公司的投資，除非被列為持作待售（或包括在被列為持作待售的處理組別）（見附註1(u)），是按權益法計入綜合財務報表，並且先以成本入賬，然後就本集團應佔該聯營公司淨資產在收購後的變動作出調整。綜合損益表包含了本集團應佔聯營公司在收購後年內的除稅後業績。

倘本集團應佔聯營公司的虧損超過其權益，則本集團的權益將會減至零，並停止繼續進一步確認虧損，惟本集團已產生法定或推定責任，或須代聯營公司付款者則除外。就此而言，本集團於聯營公司的權益為根據權益法所得的投資賬面值連同實際上構成本集團於聯營公司投資淨額一部分的長期權益。

本集團與其聯營公司間進行交易所產生的未實現溢利及虧損以本集團於聯營公司的權益為限予以抵銷，惟倘未實現虧損為已轉讓資產提供減值憑證，則該等虧損即時於損益內確認。

本公司資產負債表所列於聯營公司的投資，是按成本減去減值虧損後入賬（見附註1(i)(ii)），除該投資被列為持作待售（或包括在被列為持作待售的處理組別）（見附註1(u)）。

## 財務報表附註

*(以港幣列示)*

### 1. 主要會計政策

**(a) 遵例聲明**

  本財務報表是按照所有適用的香港財務報告準則(「香港財務報告準則」)(包括香港會計師公會頒佈的所有個別適用的《香港財務報告準則》、《香港會計準則》(「香港會計準則」)及詮釋)、香港公認會計原則及香港《公司條例》的規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是本集團採用的主要會計政策概要。

  香港會計師公會頒佈了某些新訂及經修訂的香港財務報告準則:本集團及本公司於本會計期間首次生效。此等新訂及經修訂的香港財務報告準則對本集團的業績或本集團及本公司的財務狀況於本會計期間及以往會計期間並無任何重大影響。

  本集團並無採納任何於本會計期間並未生效的新會計準則或詮釋。(見附註35)。

**(b) 財務報表編製的基準**

  截至二零零六年十二月三十一日止年度的綜合財務報表包括本公司及其附屬公司(合稱「本集團」)的財務報表及本集團於聯營公司的權益。

  除以下資產(於下列的會計政策解釋)按公允價值列賬外,本財務報表是以歷史成本作為編製基準。

—  投資物業(見附註1(f));及

—  歸類為交易證券的金融工具(見附註1(e))。

  財務報表的編製符合香港財務報告準則要求管理層作出會影響政策應用及資產、負債、收入與開支的報告數額的判斷、估計及假設的規定。估計及有關假設乃根據過往經驗及多個相信在有關情況下屬合理的其他因素而作出,其結果成為對在其他來源並不顯然易見的資產與負債賬面值作出判決的基礎。實際結果可能有異於該等估計。

  估計及相關假設會持續檢討。對會計估計進行修訂時:若修訂只影響該期間,則修訂會在修訂估計的期間內確認;若修訂影響到當期及未來期間,則在修訂及未來期間確認。

  管理層就採用香港財務報告準則(對財務報告構成重大影響)時所作出的判斷,以及作出對下一年度的財務報表構成重大調整風險之估計的討論內容載列於附註31。

**(c) 附屬公司及少數股東權益**

  附屬公司為集團所控制的實體。當集團有權決定該實體的財務及經營政策從而獲取利益;控制權被確認。在評估控制權時,現存並可行使的潛在投票權已計算在內。

| | 附註 | 二零零六年 | | 二零零五年 | |
|---|---|---|---|---|---|
| | | 千港元 | 千港元 | 千港元 | 千港元 |
| 產生自／（用於）經營的現金 | | 248,389 | | (163,816) | |
| 已收利息 | | 3,359 | | 4,515 | |
| 已付利息 | | (2,906) | | (396) | |
| 已付香港利得稅 | | (1,281) | | (1,763) | |
| 已收中國所得稅退稅 | | — | | 19,874 | |
| 已付中國所得稅 | | (14,194) | | (11,672) | |
| 產生／（用於）自經營業務的 現金淨額 | | | 233,367 | | (153,258) |
| 投資活動 | | | | | |
| 購入固定資產付款 | | (225,768) | | (89,166) | |
| 已收上市證券的股息 | | 235 | | 235 | |
| 已收聯營公司的股息 | | 18,965 | | 17,962 | |
| 出售固定資產所得款項 | | 6,387 | | 423 | |
| 用於投資活動的現金淨額 | | | (200,181) | | (70,546) |
| 融資活動 | | | | | |
| 已付股息 | | (27,048) | | (475) | |
| 於貼現票據到期日向銀行償還款項 | | (455,391) | | (43,991) | |
| 向銀行貼現票據所得款項 | | 509,002 | | 70,982 | |
| 來自融資活動的現金淨額 | | | 26,563 | | 26,516 |
| 現金及現金等價物增加／（減少） | | | 59,749 | | (197,288) |
| 於一月一日的現金及現金等價物 | | | 96,871 | | 288,749 |
| 外幣滙率變更的影響 | | | 1,117 | | 5,410 |
| 於十二月三十一日的現金及 現金等價物 | 21 | | 157,737 | | 96,871 |

第36至第74頁的附註屬本財務報表的一部份。

## 綜合現金流量表

*截至二零零六年十二月三十一日止年度*

|  | 附註 | 二零零六年 | | 二零零五年 | |
|---|---|---|---|---|---|
|  |  | 千港元 | 千港元 | 千港元 | 千港元 |
| **日常業務** |  |  |  |  |  |
| 稅前溢利 |  | 150,270 |  | 180,531 |  |
| 調整： |  |  |  |  |  |
| ── 融資成本 |  | 2,906 |  | 396 |  |
| ── 利息收入 |  | (3,359) |  | (3,912) |  |
| ── 上市證券的股息收入 |  | (235) |  | (235) |  |
| ── 交易證券的已變現及 |  |  |  |  |  |
| 　　　未變現（收益）／虧損淨額 |  | (94) |  | 141 |  |
| ── 投資物業估值收益淨額 |  | (23,123) |  | (20,497) |  |
| ── 其他非流動金融資產減值虧損 |  | 46 |  | 156 |  |
| ── 出售固定資產（收益）／虧損淨額 |  | (512) |  | 242 |  |
| ── 負債回撥 |  | (4,198) |  | (42,740) |  |
| ── 附屬公司清盤的收益淨額 |  | ── |  | (45) |  |
| ── 應收款減值虧損回撥 |  | (2,013) |  | (355) |  |
| ── 收回壞賬 |  | ── |  | (17,006) |  |
| ── 折舊 |  | 16,681 |  | 8,077 |  |
| ── 土地租賃費攤銷 |  | 1,778 |  | 1,774 |  |
| ── 應佔聯營公司溢利減虧損 |  | (19,259) |  | (20,315) |  |
| ── 外幣兌換收益 |  | (2,135) |  | (1,762) |  |
| ── 固定資產減值虧損 |  | 5,498 |  | ── |  |
| ── 股權結算以股份為基礎的交易 |  | 3,426 |  | ── |  |
| **計入營運資金變動前之經營溢利結轉** |  | 125,677 |  | 84,450 |  |
| 存貨減少／（增加） |  | 129,159 |  | (205,552) |  |
| 業務應收賬款、應收票據及 |  |  |  |  |  |
| 　其他應收款項增加 |  | (22,035) |  | (108,539) |  |
| 應收同母系附屬公司款項減少 |  | 156 |  | 122 |  |
| 應收聯營公司款項增加 |  | (58) |  | (63) |  |
| 業務應付賬款、其他應付款項 |  |  |  |  |  |
| 　及應計提費用增加 |  | 15,442 |  | 61,375 |  |
| 應付控股公司及同母系附屬公司 |  |  |  |  |  |
| 　款項增加／（減少） |  | 48 |  | (243) |  |
| 因法律申索而受限制 |  |  |  |  |  |
| 　現金存款減少 |  | ── |  | 4,634 |  |

## 綜合權益變動報表

*截至二零零六年十二月三十一日止年度*

| | 附註 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|---|
| **於一月一日權益總額：** | | | |
| 本公司股權持有人 | 25(a) | 949,882 | 760,915 |
| 少數股東權益 | 25(a) | 29,334 | 24,786 |
| | | 979,216 | 785,701 |
| **已直接在權益確認的收入淨額：** | | | |
| 換算產生的兌差額： | | | |
| ── 海外附屬公司及聯營公司 | | | |
| 的財務報表 | 25(a) | 26,634 | 13,783 |
| 附屬公司清盤變現的儲備 | 25(a) | ── | (38) |
| 已直接在權益確認本年收入淨額 | | 26,634 | 13,745 |
| **本年溢利淨額：** | | | |
| 本年溢利淨額 | 25(a) | 126,794 | 179,795 |
| **本年確認的收入及費用總額** | | 153,428 | 193,540 |
| 歸屬于： | | | |
| 本公司股權持有人 | | 147,009 | 188,967 |
| 少數股東權益 | | 6,419 | 4,573 |
| | | 153,428 | 193,540 |
| 已宣派予少數股東股息 | 25(a) | (1,421) | (2,232) |
| 年內已宣派股息 | 25(a) | (27,048) | ── |
| 少數股東出資 | 25(a) | 3,310 | 2,207 |
| **因資本交易引致權益變動：** | | | |
| 股權結算以股份為基礎的交易 | 25(a) | 3,426 | ── |
| **於十二月三十一日權益總額** | | 1,110,911 | 979,216 |

第36至第74頁的附註屬本財務報表的一部份。

## 資產負債表

於二零零六年十二月三十一日

| | 附註 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | | | |
| 　— 投資物業 | | 98,200 | 97,000 |
| 　— 其他物業、廠房及設備 | | 957 | 1,039 |
| | 13(b) | 99,157 | 98,039 |
| 佔附屬公司權益 | 14 | 381,693 | 373,617 |
| 佔聯營公司權益 | 15 | 169,258 | 188,006 |
| 其他非流動金融資產 | 16 | — | 46 |
| | | 650,108 | 659,708 |
| | | | |
| **流動資產** | | | |
| 交易證券 | 17 | 3,153 | 3,059 |
| 業務及其他應收款項 | 20 | 1,018 | 1,267 |
| 現金及現金等價物 | 21 | 10,747 | 12,294 |
| | | 14,918 | 16,620 |
| | | | |
| **流動負債** | | | |
| 業務及其他應付款項 | 23 | 11,344 | 10,915 |
| 應付附屬公司款項 | | — | 7,878 |
| | | 11,344 | 18,793 |
| | | | |
| **流動資產／（負債）淨值** | | 3,574 | (2,173) |
| | | | |
| **資產淨值** | | 653,682 | 657,535 |
| | | | |
| **資本及儲備** | | | |
| 股本 | 25(c) | 450,792 | 450,792 |
| 儲備 | | 202,890 | 206,743 |
| | | | |
| **權益總額** | 25(b) | 653,682 | 657,535 |

第36至第74頁的附註屬本財務報表的一部份。

|  | 附註 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|---|
| **非流動負債** | | | |
| 遞延稅項負債 | *18(b)* | 21,687 | 12,217 |
| **資產淨值** | | 1,110,911 | 979,216 |
| **資本及儲備** | | | |
| 股本 | *25(c)* | 450,792 | 450,792 |
| 儲備 | | 622,477 | 499,090 |
| **本公司股權持有人應佔權益總額** | *25(a)* | 1,073,269 | 949,882 |
| 少數股東權益 | | 37,642 | 29,334 |
| **權益總額** | | 1,110,911 | 979,216 |

第36至第74頁的附註屬本財務報表的一部份。

## 綜合資產負債表

於二零零六年十二月三十一日

|  | 附註 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|---|
| **非流動資產** |  |  |  |
| 固定資產 |  |  |  |
| 　— 投資物業 |  | 235,651 | 207,496 |
| 　— 其他物業、廠房及設備 |  | 512,275 | 167,580 |
| 　— 以經營租賃持作自用的 |  |  |  |
| 　　　租賃土地權益 |  | 57,855 | 59,330 |
|  | 13(a) | 805,781 | 434,406 |
| 佔聯營公司權益 | 15 | 182,434 | 176,003 |
| 其他非流動金融資產 | 16 | — | 46 |
|  |  | 988,215 | 610,455 |
| **流動資產** |  |  |  |
| 交易證券 | 17 | 3,153 | 3,059 |
| 存貨 | 19 | 115,478 | 236,259 |
| 業務及其他應收款項 | 20 | 274,706 | 291,986 |
| 現金及現金等價物 | 21 | 157,737 | 96,871 |
|  |  | 551,074 | 628,175 |
| **流動負債** |  |  |  |
| 以應收票據作抵押的銀行借款 | 22 | 81,557 | 26,991 |
| 業務及其他應付款項 | 23 | 306,377 | 200,604 |
| 本期稅項 | 18(a) | 18,757 | 19,602 |
|  |  | 406,691 | 247,197 |
| **流動資產淨值** |  | 144,383 | 380,978 |
| **總資產減流動負債** |  | 1,132,598 | 991,433 |

**(ii)　截至二零零六年十二月三十一日止年度的經審核財務報表**

　　以下為截至二零零六年十二月三十一日止年度的經審核綜合損益表、綜合資產負債表、綜合權益變動報表及綜合現金流量表，連同比較數字及相關附註（摘自本公司二零零六年年報）：

**綜合損益表**
*截至二零零六年十二月三十一日止年度*

|  | 附註 | 二零零六年<br>千港元 | 二零零五年<br>千港元 |
|---|---|---|---|
| **營業額** | 2、12 | 1,221,254 | 921,217 |
| 銷售成本 |  | (1,057,781) | (798,270) |
| **毛利** |  | 163,473 | 122,947 |
| 其他收益 | 3 | 9,906 | 11,584 |
| 其他收入淨額 | 3 | 14,327 | 3,671 |
| 分銷成本 |  | (19,914) | (15,010) |
| 行政費用 |  | (47,056) | (42,367) |
| 其他經營費用 |  | (9,942) | (456) |
| **經營溢利** |  | 110,794 | 80,369 |
| 非經營收入 | 4 | — | 59,746 |
| 投資物業估值收益淨額 |  | 23,123 | 20,497 |
| 融資成本 | 5(a) | (2,906) | (396) |
| 應佔聯營公司溢利減虧損 |  | 19,259 | 20,315 |
| **除稅前溢利** | 5 | 150,270 | 180,531 |
| 所得稅 | 6(a) | (23,476) | (736) |
| **本年溢利** |  | 126,794 | 179,795 |
| **歸屬予：** |  |  |  |
| 　本公司股權持有人 | 25(a) | 121,320 | 175,759 |
| 　少數股束權益 | 25(a) | 5,474 | 4,036 |
| **本年溢利** |  | 126,794 | 179,795 |
| **年度應付本公司股權持有人股息：** | 10 |  |  |
| 　年內宣佈派發之中期股息 |  | 13,524 | — |
| 　結算日後建議派發之末期股息 |  | 18,032 | 13,524 |
|  |  | 31,556 | 13,524 |
| **每股盈利** | 11 |  |  |
| 基本 |  | 13.5仙 | 19.5仙 |
| 攤薄 |  | 13.5仙 | 不適用 |

第36至第74頁的附註屬本財務報表的一部份。

*(b)*   *資產與負債*

|  | 截至十二月三十一日 | | |
|---|---|---|---|
|  | 二零零六年 | 二零零五年 | 二零零四年 |
|  |  |  | （重列） |
|  | 千港元 | 千港元 | 千港元 |
| 固定資產 | 805,781 | 434,406 | 370,808 |
| 佔聯營公司權益 | 182,434 | 176,003 | 169,689 |
| 其他非流動資產 | — | 46 | 202 |
| 流動資產淨值 | 144,383 | 380,978 | 254,835 |
| 總資產減流動負債 | 1,132,598 | 991,433 | 795,534 |
| 非流動負債 | (21,687) | (12,217) | (9,833) |
|  | 1,110,911 | 979,216 | 785,701 |
| 股本 | 450,792 | 450,792 | 901,583 |
| 儲備 | 622,477 | 499,090 | (140,668) |
| 本公司股權持有人 應佔權益總額 | 1,073,269 | 949,882 | 760,915 |
| 少數股東權益 | 37,642 | 29,334 | 24,786 |
| 權益總額 | 1,110,911 | 979,216 | 785,701 |

*附註：*

(i)   香港會計師公會頒佈了一系列新訂及經修訂的香港財務報告準則，並於二零零五年一月一日或其後開始的會計年度生效或供提早採用。二零零四年及二零零五年的數字已按這些新訂及經修訂的政策的過渡性條款調整。

(ii)  基於二零零五年十二月發生之股份合併，每十股已發行及未發行的股份合併為一股新股，二零零四年之每股盈利已作追溯性調整。

**1.　本集團的財務資料概要**

**(i)　三年經審核財務資料概要**

截至二零零六年十二月三十一日止三個年度各年（根據本公司二零零六年及二零零五年年報）本集團的經審核綜合業績及資產及負債的概要如下：

*(a)　業績*

| | 附註 | 截至十二月三十一日 | | |
| --- | --- | --- | --- | --- |
| | | 二零零六年 | 二零零五年 | 二零零四年<br>（重列） |
| | | 千港元 | 千港元 | 千港元 |
| **持續業務** | | | | |
| 營業額 | | 1,221,254 | 921,217 | 681,875 |
| 銷售成本 | | (1,057,781) | (798,270) | (565,521) |
| **毛利** | | 163,473 | 122,947 | 116,354 |
| 其他收益 | | 9,906 | 11,584 | 13,531 |
| 其他收入淨額 | | 14,327 | 3,671 | 219 |
| 分銷成本 | | (19,914) | (15,010) | (12,116) |
| 行政費用 | | (47,056) | (42,367) | (41,037) |
| 其他經營費用 | | (9,942) | (456) | (1,672) |
| **經營溢利** | | 110,794 | 80,369 | 75,279 |
| 非經營收入 | | — | 59,746 | 76,306 |
| 投資物業估值收益淨額 | | 23,123 | 20,497 | 14,287 |
| 融資成本 | | (2,906) | (396) | (547) |
| 應佔聯營公司溢利<br>　減虧損 | | 19,259 | 20,315 | 25,477 |
| **除稅前溢利** | | 150,270 | 180,531 | 190,802 |
| 所得稅 | | (23,476) | (736) | (28,536) |
| **來自持續業務的本年溢利** | | 126,794 | 179,795 | 162,266 |
| **已終止業務** | | | | |
| 來自已終止業務的<br>　本年虧損 | | — | — | (9,674) |
| **本年溢利** | | 126,794 | 179,795 | 152,592 |
| **歸屬予：** | | | | |
| 本公司股權持有人 | | 121,320 | 175,759 | 146,616 |
| 少數股東權益 | | 5,474 | 4,036 | 5,976 |
| **本年溢利** | | 126,794 | 179,795 | 152,592 |
| **年度應付本公司股權<br>　持有人股息：** | | | | |
| 年內宣佈派發之中期股息 | | 13,524 | — | — |
| 結算日後建議派發之<br>　末期股息 | | 18,032 | 13,524 | — |
| | | 31,556 | 13,524 | — |
| **每股盈利** | *(ii)* | | | |
| 基本 | | 13.5仙 | 19.5仙 | 16.3仙 |
| 攤薄 | | 13.5仙 | 不適用 | 不適用 |
| **每股股息** | | | | |
| 年內宣佈派發之中期股息 | | 1.5仙 | — | — |
| 結算日後建議派發<br>　之末期股息 | | 2.0仙 | 1.5仙 | — |

*意見*

　　根據上述因素，我們認為年度上限及基準對　貴公司及獨立股束而言公平合理。然而，由於年度上限與日後事項有關及根據直至二零零九年十二月三十一日止整個期間不一定仍然有效的假設，我們對持續關連交易的實際採購量與年度上限的密切程度並無意見。

## 推薦建議

　　在考慮以上主要因素及理由後，我們認為主要及關連交易及持續關連交易均按正常商業條款訂立並符合　貴公司及股束的整體利益，而其條款與年度上限對　貴公司及獨立股束而言公平合理。

此　致

*獨立董事委員會及列位獨立股束　台照*


代表

**聯昌國際證券（香港）有限公司**

*行政副總裁　　高級副總裁*

劉志華　　　　洪琬貽


二零零七月四月三十日

*年度上限*

下表載列截至二零零六年十二月三十一日止三個年度各年,中粵馬口鐵向POSCO集團採購基板的過往採購金額;及截至二零零九年十二月三十一日止三個年度,中粵馬口鐵及合資公司合共向POSCO集團採購基板金額(「年度上限」):

| 中粵馬口鐵採購的基板<br>截至十二月三十一日止年度 | | | 中粵鐵及合資公司採購基板的合共金額<br>截至十二月三十一日止年度 | | |
|---|---|---|---|---|---|
| 二零零四年<br>(千美元) | 二零零五年<br>(千美元) | 二零零六年<br>(千美元) | 二零零七年<br>(千美元) | 二零零八年<br>(千美元) | 二零零九年<br>(千美元) |
| 34,993<br>(相當於約272.9<br>百萬港元) | 78,507<br>(相當於約612.4<br>百萬港元) | 76,200<br>(相當於約594.4<br>百萬港元) | 106,500<br>(相當於約830.7<br>百萬港元) | 265,540<br>(相當於約2,071.2<br>百萬港元) | 317,830<br>(相當於約2,479.1<br>百萬港元) |

我們得悉在釐定持續關連交易的年度上限時,董事已參考以下主要因素預計截至二零零九年十二月三十一日止三個年度的馬口鐵及馬口鐵相關產品的產量:

- 截至二零零六年十二月三十一日止三個年度,中粵馬口鐵過往馬口鐵及馬口鐵相關產品的產量;

- 中粵馬口鐵及合資公司於截至二零零九年十二月三十一日止三個年度的預期基板需求;

- 基板於過去三年的歷史價格水平,以及截止二零零九年十二月三十一日止三個年度的預測基板價格水平;及

- 預期合資公司於二零零八年開始使用生產設施製造馬口鐵產品。

在評估年度上限的公平性時,我們已審閱過 貴公司提供截至二零零九年十二月三十一日止三個年度中粵馬口鐵及合資公司預計基板需求,及該期間預期馬口鐵採購量增長的相關主要基準(包括估計採購數量,計及(i)中粵馬口鐵於二零零七年的預測產量約200,000噸;(ii)預期於二零零八年開始使用的生產設施估計額外的年產量250,000噸,以及估計單位採購價)。根據 貴公司提供的資料,我們得悉基板的近年過往價格上升水平。我們亦與 貴公司的管理層討論過釐定年度上限的上述提及有關的主要假設及相關基準。

*財務影響*

由於主要及關連交易的總代價將由 貴公司及POSCO注資至合資公司的款項支付,故主要及關連交易對 貴集團現時的財務狀況並無重大不利影響。

2. **持續關連交易**

*背景及理由*

POSCO集團一直向中粵馬口鐵供應基板,用作生產馬口鐵及馬口鐵相關產品。董事預期於成立合資公司後供應繼續。開始使用生產設施製造馬口鐵產品後,POSCO集團亦將向合資公司供應基板作生產馬口鐵產品,而此則構成持續關連交易。

我們從國際鋼鐵協會刊發的「二零零六年界鋼業數據」研究報告得悉,以二零零五年鋼產量計,POSCO於為全球第四大產鋼公司。POSCO的股份以註冊普通股形式於韓國證券交易所上市及買賣,並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京交易所上市及買賣。此外,我們亦根據 貴集團於過去數年與POSCO建立的工作關係,董事認為POSCO為基板的可靠供應商。有鑑於此及POSCO於製鋼業的專業,我們贊同董事的意見,並認為持續關連交易可繼續保證本集團的基板供應穩定。

誠如董事會函件所述,中粵馬口鐵向POSCO購買的基板價格由據基板當時的市場價格及中粵口鐵與POSCO經公平原則磋商而釐定。我們得悉中粵馬口鐵及合資公司向POSCO購買基板的價格將繼續按此基準釐定。我們已以抽樣形式審閱中粵馬口鐵向POSCO集團採購的基板的價格,並得悉價格可與其他基板製造商提供的價格比較。

鑑於與POSCO建立的工作關係,及持續關連交易將在 貴集團的日常業務過程中進行,並按市場價格交易,我們認為持續關連交易符合 貴公司及獨立股束的整體利益,而條款對 貴公司及獨立股束而言公平合理。

*收購代價*

根據載於該通函附錄三生產設施的估值報告,獨立估值師對生產設施於二零零七年一月三十一日的估值為約157,750,000港元(「設施估值」),而其於二零零六年十二月三十一日的賬面淨值為164億韓圜(相當於約136,100,000港元)。收購代價約17,605,000美元(相當於約137,319,000港元),即設施估值約13.0%折讓。我們已與獨立估值師討論過達致設施估值所採納的方法、基準及假設。我們得悉獨立估值師已計及生產設施的詳情及性質、及缺乏直接可資比較的市場,故採納成本法及市場數據及比較銷售法(彼等認為一般使用的方法)估計生產設施以達致設施估值。彼等認為該方法就生產設施沒有已知可資比較市場而言,可對資產提供合理指標。我們進一步得悉獨立估值師已對生產設施進行實地考察、調查市場狀況及與生產設施的相關人員進行面談。獨立估值師觀察到生產設施一般在良好的運作狀況,並認為生產設施將持續用作其設計及興建目的。

*顧問服務及培訓服務的代價*

根據載於該通函附錄三顧問服務及培訓服務的估值報告,顧問服務及培訓服務的代價較獨立估值師告知的顧問服務公平成本約4,500,000港元及培訓服務公平成本約503,000港元分別折讓約15.2%及2.3%。我們已與獨立估值師討論過,並得悉在估計顧問服務及培訓服務的公平成本時,獨立估值師已考慮POSCO提供根據顧問服務涉及的工程師及技術人員的數目、經驗及薪金的資料(亦為目前於POSCO於韓國廠房操作及維護生產設施的相同工程師及技術人員);所產生的時間相關費用;及根據顧問服務及培訓服務工程師及技術人員的工作範圍,包括裝置、操作及維護生產設施。我們亦從獨立估值師獲悉有關顧問服務及培訓服務的工程師和熟練技術人員的數目及時間就生產設施的種類及複雜性而言合理。

*意見*

鑑於上述各點,我們並無理由懷疑獨立估值師達致上述生產設施、顧問服務及培訓服務的相關估值所採納的基準及假設的適合性。因此,我們認為收購代價及顧問服務及培訓服務的代價對 貴公司及獨立股東而言公平合理。

POSCO成立的合資公司位於中國的北部地區河北省， 貴集團透過往年POSCO向 貴集團供應基板而建立工作關係及POSCO製鋼業的相關專業；我們認為與POSCO進行該等收購對 貴公司合理，並有助 貴集團增加及提升其馬口鐵生產的能力及技術。

顧問服務方面，我們得悉POSCO將就操作生產設施向合資公司位於中國河北省秦皇島市的工廠提供46個人—月(man-month)的實地顧問服務；而培訓服務方面，POSCO將就操作生產設施而向合資公司的員工提供12個人—月(man-month)於韓國POSCO工廠的培訓服務。鑑於POSCO為生產設施的賣方及合資公司的合資夥伴，及我們從威格斯資產評估顧問有限公司（「獨立估值師」）得悉，根據顧問服務，POSCO將提供的人員為現時於韓國的POSCO工廠操作及維護生產設施的技術人員，我們認為POSCO提供的顧問服務及培訓服務符合 貴公司及其股東的整體利益，有助合資公司的生產設施日後的順利運作。

意見

鑑於上述及特別是(i)訂立買賣協議與 貴公司所述的業務策略一致；(ii)該等收購將增加 貴集團馬口鐵整體生產能力；及(iii)顧問服務及培訓服務有助合資公司的生產設施日後的順利運作的因素，我們贊同董事的意見，並認為主要及關連交易符合 貴公司及股東的整體利益。

**主要及關連交易的代價**

根據買賣協議，主要及關連交易的代價如下：

(i)    約17,605,000美元（相當於約137,319,000港元）用作該等收購（「收購代價」）；

(ii)   約491,000美元（相當於約3,829,800港元）用作提供顧問服務；及

(iii)  約63,000美元（相當於約491,400港元）用作提供培訓服務。

在達致我們的推薦建議時,我們依賴該通函所載或提及的資料及事實。我們亦假設該通函所載或提及的資料或表達的意見於編製及該通函的寄發日期均真實及準確。我們並無理由懷疑董事向我們提供的資料或表達的意見的真實性、準確性及完整性。我們亦獲董事告知並相信該通函並無遺漏重大事實。

我們認為我們已審閱足夠的資料及文件,並根據上市規則第13.80條(包括註釋)進行合理基礎評估主要及關連交易及持續關連交易及持續關連交易的相關上限的條款是否公平合理,以達致知情意見,並有理由依賴該通函所載的資料的準確性及為我們的推薦意見提供一個合理基礎。我們並無理由懷疑董事向我們提供的資料或表達的意見的真實性、準確性及完整性。我們亦獲董事告知並相信該通函並無遺漏重大事實。然而,我們並無對資料進行獨立核證,亦無就 貴集團、POSCO或其任何有關附屬公司或聯營公司的業務及事務狀況或前景進行任何形式的深入調查。

### 主要考慮因素

在達致我們對主要及關連交易及持續關連交易的意見,我們已考慮下列主要因素及理由:

**1. 主要及關連交易**

*背景及理由*

本公司及其附屬公司主要業務為製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。

誠如 貴公司日期為二零零七年一月八日及二十六日的公告所述,中粵與POSCO於二零零六年十二月訂立諒解備忘錄,據此,合資公司(貴公司間接擁有66%的附屬公司)將向POSCO收購生產設施(「該等收購」)於合資公司設立生產馬口鐵產品的製造設施。合資公司的夥伴POSCO為一間於韓國註冊成立的公司,主要從事製造及分銷鋼軋產品及及鋼軋板。POSCO一直向 貴集團供應基板作生產馬口鐵及相關產品。簽署諒解備忘錄後,合資公司與POSCO於二零零七年三月十五日訂立買賣協議實現該等收購,及POSCO就操作生產設施而向合資公司提供顧問服務(「顧問服務」)及培訓服務(「培訓服務」)。

誠如董事會函件所述,生產設施為一套電鍍錫馬口鐵生產機器,最高年產量為250,000噸,並採用改進型弗羅斯坦藝,為中國最先進的馬口鐵生產技術。我們從 貴公司截至二零零六年六月三十日止六個月的中期報告得悉, 貴公司的管理層已積極研究開發馬口鐵新市場的發展策略,尤是中國的北部地區。鑑於與

*下文為獨立財務顧問聯昌國際證券(香港)有限公司向獨立董事委員會及獨立股束提供意見的函件全文,以供載入本通函而編製。該函件載有向獨立董事委員會及獨立股束就有關主要及關連交易及持續關連交易及持續關連交易的相關上限提供的意見。*



聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者:


## 主要及關連交易
## 及
## 持續關連交易


我們獲委聘為獨立財務顧問,就主要及關連交易及持續關連交易及持續關連交易的相關上限向獨立董事委員會提供意見,詳情載於日期為二零零七年四月三十日致股束的通函(「該通函」),而本函件為一部分。本函件所用詞彙與該通函所界定的具相同涵義。

由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的獨立董事委員會就主要及關連交易及持續關連交易及持續關連交易的相關上限向獨立股束提供意見。由於 貴公司倘舉行股束大會批准主要及關連交易及持續關連交易及持續關連的相關上限但概無股束須投棄權票;而 貴公司已取得持有 貴公司現時已發行股本約59.36%的粵海控股的書面批准批准主要及關連交易及持續關連交易及持續關連交易的相關上限而毋須舉行 貴公司的股束大會,聯交所已授出根據上市規則第14A.43條豁免獨立股束批准的豁免,故 貴公司毋須舉行股束大會。

**GDH**

# GUANGNAN (HOLDINGS) LIMITED
## 廣南(集團)有限公司
*(於香港註冊成立的有限公司)*
(股份代號:1203)

敬啟者:

## 主要及關連交易
## 及
## 持續關連交易

　　茲提及本公司日期為二零零七年四月三十日的通函(「該通函」),而本函件組成一部分。除文義另有所指,本文定義的詞彙與該通函所定義的具相同涵義。

　　我們為組成獨立董事委員會的董事,獲董事會委任向閣下就主要及關連交易及持續關連交易及持續關連交易的相關上限對獨立股東而言是否公平合理提供意見。

　　我們謹請閣下注意董事會函件(載於該通函第5至18頁);及本公司委任的獨立財務顧問聯昌國際證券(香港)有限公司給獨立董事委員會載有向我們就主要及關連交易及持續關連交易及持續關連交易的相關上限的意見的函件(載於該通函第20至26頁)。

　　經考慮主要及關連交易及持續關連交易及持續關連交易的相關上限的條款,及聯昌國際證券(香港)有限公司的意見,我們認為主要及關連交易及持續關連交易及持續關連交易的相關上限的條款對獨立股東而言公平合理,而主要及關連交易及持續關連交易及持續關連交易的相關上限符合本公司及股東的整體利益。

此致

*列位獨立股束　台照*

獨立董事委員會
*獨立非執行董事*　　　*獨立非執行董事*　　　*獨立非執行董事*
**李嘉強**　　　**Gerard Joseph McMahon**　　　**譚惠珠**
謹啟

二零零七年四月三十日

(iii) 本公司已取得粵海控股對持續關連交易的書面批准,以代替舉行本公司的正式股東大會;及

(iv) 聯交所根據第14A.43條授出豁免有關獨立股東批准的規定,本公司毋須根據上市規則就上述目的舉行股東大會。

## III. 獨立意見

### 1. 獨立董事委員會

本公司已委任由獨立非執行董事(Gerard Joseph McMahon先生、李嘉強先生及譚惠珠小姐)組成的獨立董事委員會考慮主要及關連交易的條款(「**該等條款**」)及持續關連交易的相關上限(「**該等相關上限**」)。獨立董事委員會獲委任就該等條款及該等相關上限是否按正常商業條款進行、是否公平合理及是否符合本公司及股東的整體利益提供意見。

### 2. 獨立財務顧問

本公司已委任獨立財務顧問就該等條款及該等相關上限的公平性及合理性向獨立董事委員會及獨立股東提供意見。

## IV. 其他資料

閣下謹請留意(i)載有獨立董事委員會給獨立股東意見的函件(載於本通函第19頁);(ii)載有獨立財務顧問給獨立董事委員會及獨立股東有關該等條款及該等有相關上限的意見的函件(載於本通函第20至26頁);及(iii)本通函附錄的額外資料。

此致

*本公司列位股東  台照*

承董事會命
**廣南(集團)有限公司**
*主席*
**梁江**
謹啟

二零零七年四月三十日

## 3. 過往銷售及建議年度上限

下表載列(i)截至二零零六年十二月三十一日止三個年度，中粵馬口鐵向POSCO集團採購基板的過往採購金額；及(ii)截至二零零九年十二月三十一日止三個年度，中粵馬口鐵及合資公司合共向POSCO集團採購基板的建議年度上限。

| | 中粵馬口鐵及合資公司採購基板的合共採購金額 | | | | | |
| | 過往銷售 | | | 建議年度上限 | | |
| | 二零零四年 | 二零零五年 | 二零零六年 | 二零零七年 | 二零零八年 | 二零零九年 |
| 千美元 | 34,993 | 78,507 | 76,200 | 106,500 | 265,540 | 317,830 |
| 千港元 | 272,945 | 612,355 | 594,361 | 830,700 | 2,071,212 | 2,479,074 |

截至二零零九年十二月三十一日止三個年度，中粵馬口鐵及合資公司向POSCO集團採購基板的建議年度上限乃經參考本公司對中粵馬口鐵及合資公司於二零零七年、二零零八年及二零零九年的馬口鐵及馬口鐵相關產品生產預測後釐定，有關預測按以下基準：

1. 截至二零零六年十二月三十一日止三個年度，中粵馬口鐵的馬口鐵及馬口鐵相關產品生產；

2. 中粵馬口鐵及合資公司於未來三年的預期基板需求；

3. 基板於過去三年的歷史價格水平，以及未來三年的預測基板價格水平；及

4. 預期合資公司於二零零八年開始使用生產設施製造馬口鐵產品。

## 4. 上市規則的含義

由於截至二零零九年十二月三十一日止三個年度，持續關連交易的建議年度上限適用百分比率(定義見上市規則第14章)超過2.5%，而各建議年度上限均超過10,000,000港元，故根據上市規則第14A章，該等建議年度上限須符合上市規則的報告、公佈及獨立股東批准的規定，以及符合第14A.37條及第14A.38條的年度審閱規定。

由於：

(i) 粵海控股持有本公司現有已發行股本約59.36%(該等股本賦予股東出席本公司股東大會並於會上投票的權力)；

(ii) 倘若本公司召開批准持續關連交易的股東大會，概無股東須放棄投票；

## II. 持續關連交易

### 1. 緒言

　　根據POSCO與中粵馬口鐵於二零零五年九月十四日訂立的書面供應協議，POSCO集團一直向中粵馬口鐵供應基板（作為原材料），用作生產馬口鐵及馬口鐵相關產品之用，為期一年，倘雙方並無異議，往後每年將會延長有關期限，待取得獨立股東批准後，預期於成立合資公司後繼續該供應協議。根據POSCO與中粵於二零零六年十二月二十一日訂立的書面供應協議，待合資公司完成收購生產設施及開始使用生產設施後，POSCO集團將同時向合資公司供應基板，為期一年，倘雙方並無異議，往後每年將會延長有關期限，而持續關連交易僅會於取得獨立股東批准後方會開始。根據上市規則，待成立合資公司後，POSCO集團向中粵馬口鐵及合資公司供應基板將構成本公司的非豁免持續關連交易，乃因POSCO及浦項中國將分別成為合資公司的主要股東，因此根據上市規則，POSCO集團的成員公司被視為本公司的關連人士。

　　中粵馬口鐵從POSCO集團採購基板的價格乃根據基板的通用市價，並經中粵馬口鐵及POSCO集團公平磋商後釐定。待成立合資公司後，中粵馬口鐵及合資公司從POSCO集團採購基板的價格將繼續根據基板當時的通用市價，並經有關各方公平磋商後釐定，且已就持續關連交易訂立書面協議。董事會認為，待成立合資公司後，POSCO集團向中粵馬口鐵及合資公司供應基板將繼續於本集團的日常一般業務過程中，按本集團認為正常的商業條款進行，而交易的條款屬公平合理，且符合股東整體利益，並將繼續如是。

　　中粵馬口鐵及合資公司採購及將採購的基板代價以及繼續以信用狀清付，或以有關各方不時協定的其他方式清付。

### 2. 進行持續關連交易的理由

　　董事會認為，由於POSCO為鋼材生產業務（包括製造基板）之市場翹楚，因此能確保向本集團提供穩定之基板供應，故中粵馬口鐵及合資公司向POSCO集團採購基板乃符合本公司及股東的利益。

　　董事會認為，向POSCO集團採購基板乃按正常商業條款進行，屬公平合理，且符合本公司及股東的整體利益。

於二零零六年十二月三十一日，本集團的銀行信貸總額約為257,400,000港元，其中已開出信用證金額約181,913,000港元，尚未動用的銀行信貸額約為75,487,000港元，上述提及的承兌匯票貼現並不佔用銀行信貸額度。以手持的現金及現金等價物、營運產生的現金流及信貸額度，董事相信本集團有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

*資本架構*

本公司過去十二個月的資本架構無改變。

*前景展望*

隨著合資公司的投產，POSCO由原來的供應商成為本集團戰略合作夥伴，今後，不僅在基板供應上、生產技術上、甚至在市場拓展將獲得POSCO更加有力的支持，本集團的馬口鐵業務必將得到進一步的發展，將為集團帶來更大的盈利貢獻。

**11. 營運資金**

就董事所知及所信，認為考慮過經擴大集團現有的現金及銀行結餘，目前可動用銀行授信額及其他貸款授信額，經擴大集團將有足夠的營運資金應付目前的需要，及在缺乏不可預見的情況下，自本通函日期起十二月個月內。

**12. 債務**

*借款*

於二零零七年二月二十八日，經擴大集團有由應收票作抵押的銀行貸款約104,028,000港元及應付一同系附屬公司約23,250,000港元，該款項為無抵押且無擔保。

除上述及集團間的負債，於最後實際可行日期，經擴大集團並無任何未償還按揭、質押、證券債務（不論已發行及未償還，及獲授權或已產生但未發行）、有期限貸款及透支及承兌負債（正常貿易票據除外）或承兌借貸或租購承擔或重大或然負債或擔保。

48.5%,若撇除因高油價而關閉電廠產生的減值虧損約9,346,000港元,增長更高達約65.4%。馬口鐵業務對本集團盈利貢獻最大。該業務的營業額佔集團營業額約90.8%;及該業務的經營溢利佔集團經營溢利的約73.8%。

本集團的基板廠於二零零六年年底順利建成,截至二零零六年十二月三十一日向該建設共投入198,636,000港元,主要以自有資源支付。二零零七年三月正式投產,年產能150,000噸,可望為降低產品成本及全面進入馬口鐵細分市場創造條件。

作為內地老品牌的馬口鐵生產廠家,中粵馬口鐵的鍍錫鐵及鍍鉻鐵均於二零零六年四月獲得「中國包裝名牌產品」的稱號,是內地當時唯一一家馬口鐵生產廠家取得此稱號。本集團今年將繼續發揮品牌及技術優勢,增加市場份額。

二零零七年初,集團已向中方少數股東收購其持有中粵馬口鐵的5%權益,完成收購後,中粵馬口鐵已成為本集團的全資附屬公司。中粵馬口鐵的未來發展及經營的空間將更大。

*財務狀況*

於二零零六年十二月三十一日,本集團總資產約為1,539,289,000港元,而總負債約為428,378,000港元,分別較二零零五年年底增加約300,659,000港元及約168,964,000港元。流動資產淨值由二零零五年年底的約380,978,000港元減至約144,383,000港元,而流動比率(流動資產除以流動負債)較二零零五年年底的約2.54下降至約1.36。集團財務資源充裕,為未來業務發展奠定了基礎。

*流動資金及財務資源*

於二零零六年十二月三十一日,集團現金及現金等價物結餘約為157,737,000港元,其中相等於約44,206,000港元為人民幣,相等於約59,373,000港元為美元,其餘為港元,較二零零五年年底現金及現金等價物結餘增加約62.8%。

於二零零六年十二月三十一日,本集團的計息借款總金額約為81,557,000港元。相應地,本集團的負債比率(即按本集團總計息借款除以股東資金計算)約為7.6%。本集團的計息借款到期時,均以銀行持有承兌匯票的所得款償還,其年利率(或貼現率)介乎約1.92%至3.24%。

9. **交易事項的財務影響**

合資公司成為本公司擁有66%間接權益的附屬公司,合資公司的業績將於本集團的財務報表中綜合入賬。

*資產*

成立合資公司完成後,本集團的未經審核備考資產總值約1,618,849,000港元(詳情請參閱附錄二)。本集團的未經審核資產總值較本集團於二零零六年十二月三十一日的經審核資產總值增加,主要是由於合資方向合資公司出資。收購生產設施及提供顧問及培訓服務後經擴大集團的未經審核備考資產總值,較成立合資公司完成時本集團的未經審核備考資產總值減少491,000港元。減少主要是由於向POSCO支付培訓服務的款項。收購生產設施及顧問服務後非流動資產增加141,149,000港元,而流動資產則因支付收購成本及服務而減少141,640,000港元。董事認為訂立合資合同、諒解備忘錄及買賣協議將擴大本集團的資產基礎。

*盈利*

合資公司及生產設施過去並無錄得盈利,對經擴大集團的盈利影響視乎合資公司的日後表現。董事認為成立合資公司及收購生產設施及提供顧問及培訓服務預期提高本集團的收入及盈利。

*負債*

完成時經擴大集團的負債於成立合資公司及收購生產設施及提供顧問及培訓服務後將維持不變。

10. **本集團的財務及貿易前景**

*業務回顧*

二零零六年,中粵馬口鐵生產馬口鐵164,986噸,銷售171,254噸,分別比二零零五年大幅增長約43.8%和67.6%;營業額約1,108,939,000港元,比二零零五年增加約39.0%;經營溢利約81,797,000港元,較二零零五年增長約26,702,000港元,增加約

8. **上市規則的含義**

由於(i)中粵向合資公司支付及應付的註冊資本及股東貸款(如有);與(ii)合資公司將向POSCO支付及應付的收購生產設施連同POSCO向合資公司將提供的顧問服務及已提供的培訓服務之代價之總金額;合共超過本公司適用的一個或多個百分比率(定義見上市規則第14章)所定的25%但不超過100%,故交易事項根據上市規則第14章構成本公司的主要交易。

由於根據上市規則:(i)成立合資公司構成本公司的主要交易;及(ii)收購生產設施,連同POSCO向合資公司將提供的顧問服務及已提供的培訓構成本公司的主要及關連交易,根據第14.40條,交易事項須經由股東於股東大會上以多數票批准,惟倘若達成第14.44條的條件,則可以股東書面批准代替舉行本公司的正式股東大會。

此外,由於主要及關連交易的適用百分比率(定義見上市規則第14章)超過2.5%,加上預期所涉及代價將超過10,000,000港元,根據上市規則第14A章,須遵守上市規則第14A章的報告、公佈及獨立股東批准的規定。

由於:

(i)    粵海控股持有本公司現有已發行股本約59.36%(該等股本賦予股東出席本公司股東大會並於會上投票的權力);

(ii)   倘若本公司召開批准交易事項的股東大會,概無股東須放棄投票;

(iii)  本公司已取得粵海控股對交易事項的書面批准,以代替舉行本公司的正式股東大會;及

(iv)   聯交所根據第14A.43條授出豁免有關獨立股東批准的規定,本公司毋須根據上市規則就上述目的舉行股東大會。

*合資公司*

合資公司為本公司的間接非全資附屬公司，主要從事製造及銷售馬口鐵及馬口鐵相關產品。

**6. 有關對手方的資料**

*POSCO*

POSCO為一間於韓國註冊成立的公司，主要從事製造及分銷鋼軋產品及鋼軋板，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣。

*浦項中國*

浦項中國為POSCO的全資附屬公司及管理POSCO於中國的附屬公司的控股公司。

**7. 訂立合資合同、諒解備忘錄及買賣協議的理由**

本集團一直尋求進一步擴大產能及銷售馬口鐵產品的機會。董事會相信，於秦皇島成立合資公司，為本集團擴展其華北業務之良機，而由於POSCO於過去數年一直為中粵馬口鐵供應基板，中粵馬口鐵與POSCO已建立良好合作關係，故本集團將透過取得充足基板供應及提升其馬口鐵生產技術，從合資公司的投資中獲益。POSCO一直是本集團之可靠供應商，而董事會相信該等關係可於成立合資公司後更進一步。董事會預期本集團長遠而言將可從合資公司的投資中獲益。

生產設施將由POSCO向合資公司出售，連同POSCO向合資公司將提供的顧問服務及已提供的培訓服務，有關代價由中粵與POSCO公平基準後釐定，並考慮由本公司委任之獨立專業估值師威格斯資產評估顧問有限公司就生產設施及顧問服務及培訓服務作出之估值（載於本通函附錄三）。

根據上文，董事會認為，合資合同、諒解備忘錄及買賣協議均按公平合理的正常商業條款，經公平磋商後訂立，並符合股東整體利益。

磁加熱器、熱風吹乾機、馬弗爐、清洗箱、靜電甘油器、運送帶、水力系統、電力系統、工序控制系統、其他。測試機器包括錫／鉻層厚度計、親水平衡器及紫外光／可見光分光儀。零件包括滾筒、印刷綫路板、直流電源、倒相器、水力閥、空氣電動機、計時帶、氣閥、驅動軸接、斷路器、滾珠承軸等。生產設施採用改進型弗羅斯坦工藝，為中國現時最先進之馬口鐵生產技術之一。據POSCO表示，於二零零六年十二月三十一日，有關生產設施的原值總額及賬面淨值分別為482億韓圜（相等於約400,100,000港元）及164億韓圜（相等於約136,100,000港元）。

*POSOC提供的顧問服務詳情*

POSCO將就操作生產設施而向合資公司位於中國河北省秦皇島市的工廠提供46個人—月(man-month)的實地顧問服務。

*POSOC提供的培訓服務詳情*

POSCO將就操作生產設施而向合資公司的員工提供12個人—月(man-month)於韓國POSCO工廠的培訓服務。

*其他資料*

於最後實際可行日期，只有部分生產設施付運至合資公司及培訓服務提供予合資公司。主要及關連交易的代價由合資公司收取及將收取合資方的出資支付。

合資公司成立後，由於POSCO將成為合資公司的主要股東，根據上市規則，簽訂買賣協議構成關連交易。因此，根據上市規則，POSCO構成本集團的關連人士。

5. **有關本集團的資料**

*本公司*

本公司及其附屬公司主要業務為製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。

*中粵*

中粵為本公司的間接全資附屬公司，為一間投資控股公司，其附屬公司主要從事製造及銷售馬口鐵及馬口鐵相關產品。

(ii) 40%的代價將由合資公司於首次生產設施裝船後10日內支付;及

(iii) 其餘40%將由合資公司於生產設施裝船結束後30日內支付。

代價乃經中粵與POSCO公平磋商並參考獨立專業估值師就生產設施於二零零七年一月三十一日之估值約157,751,000港元後釐定。因此,於最後實際可行日期,合資公司已支付約3,521,000美元(相等於約27,463,800港元)作為購入生產設施的訂金。

*提供顧問服務的代價*

合資公司就POSCO向合資公司提供6個月的顧問服務而將向POSCO支付的代價包括:

(i) 約491,000美元(相等於約3,829,800港元)的款項,按以下方式償付:

(a) 50%的代價將由合資公司於二零零七年六月三十日或之前支付;及

(b) 其餘50%將由合資公司於二零零七年十二月三十一日或之前支付;

(ii) 任何於服務期間產生的額外人一小時(man-hour)將按每小時44美元收費;及

(iii) 於服務期間後產生的任何額外日子將按每日454美元收費。

本公司預期在正常情況下,二零零七年十一月三十日前提供顧問服務如可能產生的額外成本將不會多於49,100美元(相等於約382,980港元)。

*提供培訓服務的代價*

合資公司就POSCO提供的培訓服務而向POSCO支付(及已支付)的代價約63,000美元(相等於約491,400港元)將於二零零七年三月三十一日或之前支付。

*生產設施的詳情*

生產設施為一套電鍍錫馬口鐵生產機器,最高年產量為250,000噸馬口鐵。機器及設備包括一條電鍍馬口鐵生產綫、三條切割生產綫及測試設備。主要生產機器包括卷車、焊機、展卷機、電平儀、收緊滾筒、轉向滾筒、剪切、打卷台、洗刷滾筒、電

*合資公司的目的及業務*

合資公司的目的及業務為生產及銷售馬口鐵產品,而POSCO將向合資公司出售及轉讓配備先進技術的生產設施以生產馬口鐵產品。由合資公司生產之馬口鐵產品將主要用作食物及飲品包裝之原材料。

*經營年期*

合資公司的經營年期為50年,並可在相關中國政府機關批准下予以延長。

*董事會成員*

合資公司的董事會將包括七位董事,中粵將有權提名其中四位董事,POSCO將有權提名其中三位董事。合資公司的主席將由中粵提名,而副主席則由POSCO提名。

## 3. 諒解備忘錄

諒解備忘錄載有成立合資公司的架構及程序以及POSCO向合資公司出售生產設施。諒解備忘錄雖具法律約束力,但只作為一份框架協議,而有關收購生產設施進一步的條款及條件已載入買賣協議。根據諒解備忘錄,於合資公司成立後,(i)中粵(作為擁有合資公司66%股權的最大股東)及(ii)POSCO(作為擁有合資公司24%股權的第二大股東)同意生產設施將由POSCO出售予合資公司,代價經由中粵及POSCO公平磋商後釐定,並考慮將由本公司委任之獨立專業估值師威格斯資產評估顧問有限公司就生產設施作出之估值(載於本通函附錄三)。

## 4. 買賣協議

買賣協議載有生產設施的詳細規格,及POSCO就操作生產設施提供的顧問服務及培訓服務。若干主要條款概述如下:

*購入生產設施的代價*

合資公司就購入生產設施而向POSCO支付的代價約17,605,000美元(相等於約137,319,000港元),付款方式如下:

(i) 20%的代價由合資公司於簽訂買賣協議後15日內支付(及已支付)作為購買按金;

各董事於作出一切合理查詢後，就彼等所知、所悉及所信，POSCO及浦項中國及其各自的最終實益擁有人於訂立合資合同及諒解備忘錄之日均為獨立於本公司及本公司的關連人士（定義見上市規則）的第三方。

*合資公司的性質及股本出資*

合資公司於二零零七年二月十六日成立為一間外商合資有限公司。合資公司的註冊資本為30,000,000美元（相當於約234,000,000港元），而該等金額將由合資方按下列方式出資：

| | 股權百分比 |
|---|---|
| 中粵 | 66% |
| POSCO | 24% |
| 浦項中國 | 10% |
| 總計 | 100% |

因此，中粵將以19,800,000美元（相等於約154,440,000港元）出資66%之註冊股本。中粵的股本出資將由中粵的內部資源及／或借貸撥付。

根據合資合同，各合資方將按其各自之出資比例分三期向合資公司出資。由合資公司營業牌照簽發日期起計30日內，合資方須就註冊資本之25%出資（「**第一期出資**」）；由第一期出資起計30日內，則須就註冊資本之另外25%出資（「**第二期出資**」）；並由第二期出資起計60日內，就註冊資本之其餘50%出資。因此，於最後實際可行日期，合資方共出資合資公司註冊資本的15,000,000美元（相等於約117,000,000港元）。

合資公司的總投資額將為60,000,000美元（相等於約468,000,000港元），其中包括上述30,000,000美元的註冊股本，餘額則由合資公司將取得的銀行借貸及／或合資方提供的股東貸款撥付。合資方現預期總投資額60,000,000美元將足以購置生產設施，連同POSCO向合資公司將提供的顧問服務及已提供的培訓服務，並為合資公司提供初期的營運資金。

解備忘錄,內容關於合資公司向POSCO收購生產設施,藉以由位於中國河北省秦皇島市的合資公司興建生產馬口鐵產品之製造廠。所訂立之合資合同詳列規管(其中包括)成立及經營合資公司之條款:包括業務範疇、董事會及股東大會、監事會的程序及分派溢利等(與合資公司之章程細則類似)。因此,諒解備忘錄與合資合同乃就不同目的而訂立。

繼本公司日期為二零零七年三月十五日的公告,於二零零七年三月十五日,合資公司與POSCO訂立買賣協議,內容有關(i)合資公司向POSCO收購生產設施,藉以由位於中國河北省秦皇島市的合資公司興建生產馬口鐵產品之製造廠;及(ii)POSCO就操作生產設施提供顧問及培訓服務。

本通函旨在向 閣下提供(其中包括):

(i)　　有關交易事項及持續關連交易;

(ii)　本公司的獨立董事委員會給獨立股東有關主要及關連交易及持續關連交易的函件(載於本函第19頁);

(iii)　獨立財務顧問給獨立董事委員會及獨立股東有關主要及關連交易及持續關連交易及持續關連交易的相關上限的意見函件(載於本函第20至26頁);及

(iv)　本公司委任的獨立專業估值師威格斯資產評估顧問有限公司對生產設施及顧問服務及培訓服務而編製的估值報告(載於本函附錄三)。

**2.　合資合同**

合資合同的詳情如下:

**日期**

二零零六年十二月二十一日

**訂約方**

(1)　　中粵;

(2)　　POSCO;及

(3)　　浦項中國。



# GUANGNAN (HOLDINGS) LIMITED
## 廣南(集團)有限公司
*(於香港註冊成立的有限公司)*

（股份代號：1203）

執行董事：
梁　江（主席）
譚云標
曾翰南

非執行董事：
趙雷力
羅蕃郁
董德才
侯卓冰

獨立非執行董事：
Gerard Joseph McMahon
譚惠珠
李嘉強

註冊辦公室：
香港
皇后大道中24-32號
金鐘匯中心
22樓

敬啟者：

主要交易
成立生產及銷售馬口鐵產品的合資公司

主要及關連交易
收購生產設施
及提供顧問及培訓服務
及
基板供應的持續關連交易

**I.　成立合資公司及收購生產設施及提供顧問及培訓服務**

**1.　緒言**

繼本公司日期為二零零七年一月八日的公告，宣布於二零零六年十二月二十一日，中粵與POSCO及浦項中國訂立有關成立合資公司的合資合同，而中粵亦與POSCO訂立諒

| 「中粵馬口鐵」 | 指 | 中山中粵馬口鐵工業有限公司，一間於一九八九年六月二十二日在中國成立的中外股權合資公司，現時為本公司之全資附屬公司； |
|---|---|---|
| 「％」 | 指 | 百分比； |
| 「韓圜」 | 指 | 韓圜，南韓的法定貨幣。 |

*倘本通函的實體的中文名稱與英文名稱有異，概以中文版本為準。*

*港元兌美元乃按1.00美元＝7.8港元的匯率換算。*

*港元兌韓圜乃按1.00港元＝120.48韓圜的匯率換算。*

*上述的匯率僅適用於本通函，並只作參考用途，且並不表示以上述貨幣列值的任何金額可按有關匯率或任何其他匯率換算。*

# 釋　義

| | | |
|---|---|---|
| 「POSCO」 | 指 | 株式會社POSCO，一間於韓國註冊成立的公司，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣； |
| 「浦項中國」 | 指 | 浦項（中國）投資有限公司，一間於中國註冊成立的公司，為POSCO的全資附屬公司； |
| 「POSCO集團」 | 指 | POSCO及其附屬公司； |
| 「中國」 | 指 | 中華人民共和國； |
| 「生產設施」 | 指 | 根據諒解備忘錄及買賣協議，將由合資公司收購的生產設施； |
| 「人民幣」 | 指 | 人民幣，中國法定貨幣； |
| 「買賣協議」 | 指 | 中粵與POSCO就合資公司收購生產設施，連同POSCO向合資公司提供顧問服務及培訓服務，而於二零零七年三月十五日訂立的有條件買賣協議； |
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例； |
| 「股東」 | 指 | 股份持有人； |
| 「股份」 | 指 | 本公司股本中每股面值0.50港元的股份； |
| 「聯交所」 | 指 | 香港聯合交易所有限公司； |
| 「交易事項」 | 指 | 成立合資公司及將由合資公司收購生產設施，連同POSCO向合資公司提供顧問服務及培訓服務； |
| 「美元」 | 指 | 美元，美國的法定貨幣； |
| 「中粵」 | 指 | 中粵材料有限公司，一間於香港註冊成立的有限公司，為本公司的間接全資附屬公司； |

| 「合資合同」 | 指 | 由中粵、POSCO及浦項中國於二零零六年十二月二十一日訂立的有條件合資合同,詳情載於本通函「董事會函件」「I.成立合資公司及收購生產設施及提供顧問及培訓服務 — 2.合資合同」一節; |
|---|---|---|
| 「合資公司」 | 指 | 中粵浦項(秦皇島)馬口鐵工業有限公司,根據合資合同的條款,將按中國法例註冊於二零零七年二月十六日成立的外商合資有限公司,由本公司間接持有66%、POSCO持有24%及浦項中國持有10%; |
| 「合資公司董事會」 | 指 | 合資公司的董事會; |
| 「合資方」 | 指 | 中粵、POSCO及浦項中國(合資合同所有訂約方)的統稱; |
| 「最後實際可行日期」 | 指 | 二零零七年四月二十六日,即本通函付印前確定所載若干資料的最後實際可行日期; |
| 「上市規則」 | 指 | 聯交所證券上市規則; |
| 「主要及關連交易」 | 指 | 由合資公司向POSCO收購生產設施,連同POSCO向合資公司提供的顧問服務(包括但不限於本通函「提供顧問服務的代價」一節段(ii)項下的額外服務)及培訓服務,詳情載於本通函「董事會函件」「I.成立合資公司及收購生產設施及提供顧問及培訓服務」一節; |
| 「諒解備忘錄」 | 指 | 中粵與POSCO於二零零六年十二月二十一日訂立的諒解備忘錄; |

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「董事會」 | 指 | 董事會； |
| 「本公司」 | 指 | 廣南（集團）有限公司，其股份於聯交所上市； |
| 「持續關連交易」 | 指 | 由POSCO向中粵馬口鐵及合資公司供應基板，詳情載於本通函「董事會函件」「II. 持續關連交易」一節； |
| 「董事」 | 指 | 本公司董事； |
| 「經擴大集團」 | 指 | 成立合資公司及收購生產設施及提供顧問及培訓服務經擴大的本集團； |
| 「粵海控股」 | 指 | 粵海控股集團有限公司，一間於香港註冊成立的有限公司，為本公司的控股股束，並於最後實際可行日期持有佔本公司已發行股本約59.36%； |
| 「本集團」 | 指 | 本公司及其附屬公司； |
| 「港元」 | 指 | 港幣，香港法定貨幣； |
| 「香港」 | 指 | 中國香港特別行政區； |
| 「獨立董事委員會」 | 指 | 由獨立非執行董事Gerard Joseph McMahon先生、李嘉強先生及譚惠珠小姐組成的董事委員會； |
| 「獨立財務顧問」 | 指 | 聯昌國際證券(香港)有限公司，根據證券及期貨條例可進行第一類（證券交易）、第四類（就證券提供意見）及第六類（就企業融資提供意見）就證券及期貨條例受規管活動的持牌法團，就主要及關連交易及持續關連交易及持續關連交易的相關上限向本公司的獨立董事委員會及獨立股束提供意見的獨立財務顧問； |

# 目　錄



# GUANGNAN (HOLDINGS) LIMITED

# 廣南(集團)有限公司

*(於香港註冊成立的有限公司)*

(股份代號:1203)

主要交易
成立生產及銷售馬口鐵產品的合資公司

主要及關連交易
收購生產設施
及提供顧問及培訓服務
及
基板供應的持續關連交易

廣南(集團)有限公司
獨立董事委員會及獨立股東的
獨立財務顧問

**◆ CIMB**

聯昌國際證券(香港)有限公司

董事會函件載於本通函第5至18頁。獨立董事委員會函件載本通函第19頁。載有獨立財務顧問聯昌國際證券(香港)有限公司向獨立董事委員會及獨立股東提供意見的函件載於本通函第20至26頁。

二零零七年四月三十日



# GUANGNAN (HOLDINGS) LIMITED

## 廣南（集團）有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

## CONTINUING CONNECTED TRANSACTION

## SALE OF TINPLATES AND TINPLATE RELATED PRODUCTS

**Independent financial adviser to the
independent board committee and independent shareholders
of Guangnan (Holdings) Limited**



**CIMB-GK Securities (HK) Limited**

A letter from the Board is set out on pages 4 to 7 of this circular. A letter from the Independent Board Committee is set out on page 8 of this circular. A letter from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the independent Shareholders is set out on pages 9 to 12 of this circular.

23 May 2007

# CONTENTS

*In this circular, the following terms and expressions shall have the following meanings unless the context otherwise requires:*

"Board"                                          the board of Directors;

"Company"                                        Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange;

"Continuing Connected Transaction"               the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China;

"Directors"                                      directors of the Company;

"GDH"                                            GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.36% of the issued share capital of the Company as at the Latest Practicable Date;

"Group"                                          the Company and its subsidiaries;

"HK$"                                            Hong Kong Dollar, the lawful currency of Hong Kong;

"Hong Kong"                                      the Hong Kong Special Administrative Region of the PRC;

"Independent Board Committee"                    a committee of the Board comprising Mr. Gerard Joseph McMahon, Mr. Li Kar Keung, Caspar and Miss Tam Wai Chu, Maria, being the independent non-executive Directors;

"Independent Financial Adviser"                  CIMB-GK Securities (HK) Limited, a licensed corporation under the SFO to carry on Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the independent Shareholders in respect of the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction;

"Latest Practicable Date"                        18 May 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

"Listing Rules"                                  the Rules Governing the Listing of Securities on the Stock Exchange;

"POSCO"                            POSCO Co., Ltd., a company incorporated in Korea, the shares
                                   of which are listed and traded on the Korea Stock Exchange as
                                   registered common stock and on the New York Stock
                                   Exchange, the London Stock Exchange and the Tokyo Stock
                                   Exchange as depository receipts;

"POSCO Group"                      POSCO and its subsidiaries;

"POSCO-China"                      浦項 (中國) 投資有限公司 (POSCO-China Holding Corporation),
                                   a company incorporated in the PRC and a wholly-owned
                                   subsidiary of POSCO;

"PRC"                              the People's Republic of China;

"SFO"                              Securities and Futures Ordinance (Cap. 571 of the Laws of
                                   Hong Kong);

"Shareholder(s)"                   holder(s) of the Shares;

"Shares"                           shares of HK$0.50 each in the share capital of the Company;

"Stock Exchange"                   The Stock Exchange of Hong Kong Limited;

"US$"                              United States Dollar, the lawful currency of the United States
                                   of America;

"Zhongyue Posco (Qinhuangdao)"     中粵浦項 (秦皇島) 馬口鐵工業有限公司 (Zhongyue Posco
                                   (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限
                                   公司 (foreign joint venture limited company) incorporated on
                                   16 February 2007 in accordance with PRC law which is 66%
                                   indirectly owned by the Company, 24% owned by POSCO and
                                   10% owned by POSCO-China;

"Zhongyue Tinplate"                中山中粵馬口鐵工業有限公司     (Zhongshan    Zhongyue
                                   Tinplate Industrial Co. Ltd.), a sino-foreign equity joint
                                   venture company established on 22 June 1989 in the PRC
                                   and is currently a wholly-owned subsidiary of the Company;
                                   and

"%"                                per cent.

# DEFINITIONS

*If there is any inconsistency between the Chinese name of the entities mentioned in this circular and their English translation, the Chinese version shall prevail.*

*Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.*

*The exchange rates referred above are for the use in this circular and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.*



# GUANGNAN (HOLDINGS) LIMITED
## 廣南(集團)有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

*Executive Directors:*
Liang Jiang *(Chairman)*
Tan Yunbiao
Tsang Hon Nam

*Non-executive Directors:*
Zhao Leili
Luo Fanyu
Dong Decai
Hou Zhuobing

*Independent Non-executive Directors:*
Gerard Joseph McMahon
Tam Wai Chu, Maria
Li Kar Keung, Caspar

*Registered office:*
22nd Floor
Tesbury Centre
24–32 Queen's Road East
Hong Kong

23 May 2007

*To the shareholders of the Company*

Dear Sir or Madam,

## CONTINUING CONNECTED TRANSACTION

## SALE OF TINPLATES AND TINPLATE RELATED PRODUCTS

### 1. INTRODUCTION

Reference is made to the announcement of the Company dated 30 April 2007 announcing that pursuant to a written supply agreement dated 27 April 2007 and entered into between Zhongyue Tinplate and POSCO-China, Zhongyue Tinplate will supply tinplates and tinplate related products to POSCO-China for a term starting from 27 April 2007 to 31 March 2008 and the Continuing Connected Transaction will only commence after obtaining the approval of the independent Shareholders. The supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao), a non wholly-owned subsidiary of the Company, and therefore POSCO-China is regarded as connected person of the Group under the Listing Rules.

## 2. CONTINUING CONNECTED TRANSACTION

The Group has not supplied any tinplates or tinplate related products to the POSCO Group in the past, however, as disclosed in the announcement of the Company dated 8 January 2007, the POSCO Group has been supplying and will supply blackplates, as raw materials, to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively, for production of tinplates and tinplate related products.

The price of the tinplates and tinplate related products purchased by POSCO-China from Zhongyue Tinplate will be determined based on the prevailing market rate of tinplates and tinplate related products and after arm's length negotiation between Zhongyue Tinplate and POSCO-China. The Board considers that the supply of tinplates and tinplates related products by Zhongyue Tinplate to POSCO-China, will be carried out in the ordinary and usual course of business of the Group and on normal commercial terms from the perspective of the Group, and the terms of the transaction are and will be fair and reasonable and in the interests of the Shareholders as a whole.

The consideration of the tinplates and tinplate related products purchased by POSCO-China will be settled by letter of credit or otherwise as agreed from time to time by the relevant parties.

### Reasons for the continuing connected transaction

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate to supply tinplates and tinplate related products to POSCO-China, as POSCO-China is a market leader in the steel production business and the Continuing Connected Transaction will enable the Group to fully utilize its production capacity and enhance its arrangement on production planning.

The Board considers that the Continuing Connected Transaction is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

### Proposed annual caps

Below sets out the proposed annual caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008:

| | Proposed annual caps | |
| --- | --- | --- |
| | Year ending 31 December 2007 | Three months ending 31 March 2008 |
| US$ | 21,420,000 | 3,213,000 |
| (approximate HK$) | 167,076,000 | 25,061,400 |

The proposed annual caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008 have been determined with reference to (i) the Company's projection of the productions of the tinplates and tinplate related products manufactured by

Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008; (ii) the anticipated demand of POSCO-China in the next twelve months after negotiations between Zhongyue Tinplate and POSCO-China; and (iii) the anticipated market price of tinplates and tinplate related products in the next twelve months.

## 3. LISTING RULES IMPLICATIONS

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual caps for the Continuing Connected Transaction for the year ending 31 December 2007 is more than 2.5% and more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, the Continuing Connected Transaction and the relevant annual cap(s) are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

As:

(i) GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction;

(iii) the Company has obtained a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company; and

(iv) the Stock Exchange has granted a waiver pursuant to Rule 14A.43 of the Listing Rules in relation to the independent shareholders' approval requirement, no shareholders' meeting of the Company is therefore required for the said purpose of the Listing Rules.

## 4. INFORMATION ON THE GROUP

### Information on the Company

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

### Information on Zhongyue Tinplate

Zhongyue Tinplate is a wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and tinplate related products.

## 5.  INFORMATION ON THE COUNTERPARTIES

### Information on POSCO

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

### Information on POSCO-China

POSCO-China is a wholly-owned subsidiary of POSCO and a holding company to manage the subsidiaries of POSCO in the PRC.

## 6.  INDEPENDENT ADVICE

### Independent Board Committee

An Independent Board Committee comprising the independent non-executive Directors (namely, Mr. Gerard Joseph McMahon, Mr. Li Kar Keung, Caspar and Miss Tam Wai Chu, Maria) has been appointed by the Company to consider the terms of the Continuing Connected Transaction (the "Terms") and the respective caps in relation to the Continuing Connected Transaction (the "Respective Caps"). The Independent Board Committee has been appointed to advise the independent Shareholders as to whether the Terms and the Respective Caps are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

### Independent Financial Adviser

The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the independent Shareholders on the fairness and reasonableness of the Terms and the Respective Caps.

## 7.  FURTHER INFORMATION

Your attention is drawn to (i) the letter setting out the advice from the Independent Board Committee to the independent Shareholders, which is set out on page 8 of this circular; (ii) the letter of advice from the Independent Financial Adviser setting out its advice to the Independent Board Committee and the independent Shareholders in relation to the Terms and the Respective Caps, which is set out on pages 9 to 12 of this circular; and (iii) the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
**GUANGNAN (HOLDINGS) LIMITED**
**Liang Jiang**
*Chairman*



# GUANGNAN (HOLDINGS) LIMITED

## 廣南(集團)有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

23 May 2007

*To the independent Shareholders*

Dear Sir or Madam,

## CONTINUING CONNECTED TRANSACTION

## SALE OF TINPLATES AND TINPLATE RELATED PRODUCTS

We refer to the circular of the Company dated 23 May 2007 (the "Circular"), of which this letter forms part. Terms defined herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being the Directors constituting the Independent Board Committee, have been appointed by the Board to advise you as to whether the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned.

We wish to draw your attention to the letter from the Board, which is set out on pages 4 to 7 of the Circular, and the letter of advice from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser appointed by the Company to advise the Independent Board Committee and the independent Shareholders, setting out its advice to us in respect of the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction, as set out on pages 9 to 12 of the Circular.

Having considered the terms of the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction and the advice of CIMB-GK Securities (HK) Limited, we are of opinion that the terms of the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
Independent Board Committee

| | | |
|---|---|---|
| **Li Kar Keung, Caspar** | **Gerard Joseph McMahon** | **Tam Wai Chu, Maria** |
| *Independent non-executive* | *Independent non-executive* | *Independent non-executive* |
| *Director* | *Director* | *Director* |



**CIMB-GK Securities (HK) Limited**

25/F, Central Tower
28 Queen's Road Central
Hong Kong

23 May 2007

*To the Independent Board Committee and the independent Shareholders*

Dear Sirs,

## CONTINUING CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the independent Shareholders in relation to the Continuing Connected Transaction and the respective annual caps (the "Annual Caps") in relation to the Continuing Connected Transaction, details of which are contained in a circular (the "Circular") to the Shareholders dated 23 May 2007, of which this letter forms part. Terms used in this letter have the same meanings as defined in the Circular.

An independent board committee comprising Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors, has been formed to advise the independent Shareholders in relation to the Continuing Connected Transaction and the Annual Caps. As none of the Sharcholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction and the Annual Caps; the Company has obtained a written approval from GDH who holds approximately 59.36% of the Company's existing issued share capital to approve the Continuing Connected Transaction and the Annual Caps in lieu of holding a formal shareholders' meeting of the Company, the Stock Exchange has granted the waiver pursuant to Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval, and no further shareholders' meeting of the Company will therefore be required to be convened.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information and documents and have taken reasonable steps as required under Rule 13.80, including the notes thereto of the Listing Rules to satisfy ourselves that we have a reasonable basis to assess the fairness and reasonableness of the terms of the Continuing Connected Transaction and the Annual Caps in order to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have no reason to doubt the truth, accuracy and completeness of the

information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Group, POSCO-China or any of their respective subsidiaries or associates.

## PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Continuing Connected Transaction, we have considered the following principal factors and reasons:

### Background and rationale

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs. The Continuing Connected Transaction principally relates to the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China, which will be carried out in the ordinary and usual course of business of the Group. POSCO-China is a wholly-owned subsidiary of POSCO, who is a long-term supplier of blackplates to Zhongyue Tinplate and a joint venture partner of Zhongyue POSCO (Qinhuangdao), a non-wholly owned subsidiary of the Company. As noted from the supply agreement dated 27 April 2007 entered into between Zhongyue Tinplate and POSCO-China, the Continuing Connected Transaction is to capture the existing demand of POSCO for the tinplates and tinplate related products until Zhongyue POSCO (Quinhuangdao) is ready for commercial production. The Directors expect that the commercial production of Zhongyue POSCO (Quinhuangdao) will commence in 2008 and consider that the Continuing Connected Transaction will enable the Group to fully utilize its production capacity and enhance its arrangement on production planning.

As noted in the Letter from the Board and the supply agreement dated 27 April 2007 entered into between Zhongyue Tinplate and POSCO-China, the price of the tinplates and tinplate related products to be supplied to POSCO-China will be determined based on the prevailing market rate of tinplates and tinplate related products and after arm's length negotiation between Zhongyue Tinplate and POSCO-China.

Given that the Continuing Connected Transaction falls within the usual and ordinary course of business of the Group and will be transacted on normal commercial terms, we consider that the Continuing Connected Transaction is in the interest of the Company and the Shareholders as a whole.

**The Annual Caps**

The following table sets out the approximate proposed Annual Caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008:

|  | Year ending 31 December 2007 | Three months ending 31 March 2008 |
|---|---|---|
|  | *(US$'000)* | *(US$'000)* |
| Purchase of tinplates and tinplates related products by POSCO-China | 21,420 (equivalent to approximately HK$167.08 million) | 3,213 (equivalent to approximately HK$25.06 million) |

We note that as the Group has not supplied any tinplates or tinplate related products to POSCO Group in the past, in determining the Annual Caps for the Continuing Connected Transaction, the Directors have made reference to the following principal factors:

- the Company's projection of the production of the tinplates and tinplate related products manufactured by Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008;

- the anticipated demand of POSCO-China in the next twelve months after negotiations between Zhongyue Tinplate and POSCO-China; and

- the anticipate market price of tinplates and tinplate related products in the next twelve months.

In assessing the fairness of the Annual Caps, we have reviewed the projected amount of demand as indicated by POSCO-China of tinplates and tinplate related products for the year ending 31 December 2007 and the three months ending 31 March 2008 and the underlying principal bases (including (i) the purchase quantities of POSCO-China up to the first quarter ending 31 March 2008, after taking into consideration the forecasted annual production volume of Zhongyue Tinplate; and (ii) the prices of tinplates charged by Zhongyue Tinplate to other customers). Based on the prices of tinplates charged by Zhongyue Tinplate, the management of Zhongyue Tinplate consider the prices of tinplates are expected to remain flat up to 31 March 2008. We have also discussed with the management of the Company on the abovementioned underlying principal assumptions and bases in the determination of the Annual Caps.

**Views**

Based on the factors above, we are of the view that the Annual Caps and their bases thereof are fair and reasonable so far as the Company and the independent Shareholders are concerned. However, as the Annual Caps relate to future events and are based on assumptions which may or may not remain valid for the entire period up to 31 March 2008, we express no opinion as to how closely the actual purchase volume of the Continuing Connected Transaction corresponds with the Annual Caps.

## RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Continuing Connected Transaction is entered into on normal commercial terms and in the interests of the Company and the Shareholders as a whole, and that the terms thereof as well as the Annual Caps are fair and reasonable so far as the Company and independent Shareholders are concerned.

Yours faithfully,
For and on behalf of
**CIMB-GK Securities (HK) Limited**

| | |
|---|---|
| **Alex Lau** | **Flavia Hung** |
| *Executive Vice President* | *Senior Vice President* |

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

## 2. DISCLOSURE OF INTERESTS

**Directors' interests and short positions in Shares, underlying Shares and debentures**

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or, the chief executives of the Company were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

1. *Long positions in ordinary shares*

    (i)   The Company

| Name of Director | Number of ordinary shares held (personal interests) | Approximate % of issued share capital held |
|---|---|---|
| Liang Jiang | 2,230,000 | 0.247% |
| Gerard Joseph McMahon | 100,000 | 0.011% |

    (ii)   Kingway Brewery Holdings Limited

| Name of Director | Number of ordinary shares held (personal interests) | Approximate % of issued share capital held |
|---|---|---|
| Luo Fanyu | 70,000 | 0.005% |

(iii)   Guangdong Tannery Limited

| Name of Director | Number of Shares held (personal interests) | Approximate % of issued share capital held |
|---|---|---|
| Luo Fanyu | 70,000 | 0.013% |

*Note:*   Kingway Brewery Holdings Limited and Guangdong Tannery Limited are associated corporations of the Company within the meaning of Part XV of the SFO.

II.   *Long positions in options relating to Shares of the Company*

| Name of Director | Date of share options granted# (dd/mm/yy) | Number of share options Held on 01/01/2007 ('000) | Held on Latest Practicable Date ('000) | Exercisable period of share options* (dd/mm/yy) | During the period Number of share options Exercised ('000) | Lapsed ('000) | Cancelled ('000) | Price per share to be paid on exercise of share options HK$ |
|---|---|---|---|---|---|---|---|---|
| Liang Jiang | 06/02/04 | 2,000 | — | 06/05/04-05/05/09 | 2,000 | — | — | 1.582 |
| | 09/03/06 | 2,000 | 2,000 | 09/06/06-08/03/16 | — | — | — | 1.660 |
| Tan Yunbiao | 06/02/04 | 1,500 | 1,500 | 06/05/04-05/05/09 | — | — | — | 1.582 |
| | 09/03/06 | 2,000 | 2,000 | 09/06/06-08/03/16 | .. | — | — | 1.660 |
| Tsang Hon Nam | 09/03/06 | 300 | 300 | 09/06/06-08/03/16 | — | — | — | 1.660 |
| Zhao Leili | 09/03/06 | 200 | 200 | 09/06/06-08/03/16 | — | — | — | 1.660 |
| Luo Fanyu | 09/03/06 | 200 | 200 | 09/06/06-08/03/16 | — | — | — | 1.660 |
| Gerard Joseph McMahon | 09/03/06 | 200 | 200 | 09/06/06-08/03/16 | — | — | — | 1.660 |
| Tam Wai Chu, Maria | 09/03/06 | 200 | 200 | 09/06/06-08/03/16 | .. | — | — | 1.660 |
| Li Kar Keung, Caspar | 09/03/06 | 200 | 200 | 09/06/06-08/03/16 | .. | — | — | 1.660 |

#   The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

\*   If the last day of any of the option periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Group, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or, short positions in Shares, underlying Shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or, (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

## Share options of the Company

As at the Latest Practicable Date, certain employees of the Company had the following interests in rights to subscribe for shares of the Company. Each option gives the holder the right to subscribe for one Share.

| Category | Date of share options granted# (dd/mm/yy) | Number of share options Held on 01/01/2007 ('000) | Held on Latest Practicable Date ('000) | Exercisable period of share options* (dd/mm/yy) | During the period Number of share options Exercised ('000) | Lapsed ('000) | Cancelled ('000) | Price per share to be paid on exercise of share options HK$ |
|---|---|---|---|---|---|---|---|---|
| Employees and other | 06/02/04 | 4,820 | 4,820 | 06/05/04-05/05/09 | — | .– | . – | 1.582 |
| participants | 09/03/06 | 6,350 | 4,850 | 09/06/06-08/03/16 | — | 1,500 | . – | 1.660 |

\#   The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with Company or its subsidiaries, whichever is the later.

\*   If the last day of any of the opinion periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

## Arrangements to acquire shares or debentures

Except for the share options held by the Directors as mentioned above in the section "Directors' interests and short positions in shares, underlying shares and debentures", as at the Latest Practicable Date, none of the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies is a party to any arrangements to enable the Director to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

**Substantial shareholders**

As at the Latest Practicable Date, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

| Name | Number of Shares beneficially held | Approximate % of issued share capital held | Long/short positions |
|---|---|---|---|
| 廣東港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)* | 536,380,868 | 59.49% | Long Position |
| GDH | 536,380,868 | 59.49% | Long Position |

*Note:* The attributable interest which Yue Gang has in the Company is held through its 100 per cent direct interest in GDH.

| Name of subsidiaries of the Company | Name of substantial shareholders | Approximate % of issued share capital held | Long/short positions |
|---|---|---|---|
| 中粵浦項(秦皇島)馬口鐵工業有限公司* | POSCO Co., Ltd. | 24% | Long Position |
| | 浦項(中國)投資有限公司* | 10% | Long Position |
| Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation) | 廣東省食品企業集團公司* | 45% | Long Position |
| Guangnan (KK) Supermarket Limited (in liquidation) | Halifax Development Company Limited | 12.5% | Long Position |
| | Red Lake Investments Limited | 17.5% | Long Position |
| 廣州經濟技術開發區廣之傑倉儲有限公司* (in liquidation) | 廣東省連鎖經營協會* | 20% | Long Position |

\* These companies do not have English company names.

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

## 3. LITIGATION

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29 December 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,761,000). According to the information currently available, the Group is of the view that no provision is required to be made for this claim.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group is engaged in any litigation or, arbitration proceedings of material importance and there is no litigating or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

## 4. DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

## 5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Mr. Zhao Leili, Director of the Company, is also a director of Yue Gang and GDH. Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, are also directors of GDH. GDH is a wholly-owned subsidiary of Yue Gang. Yue Gang and its subsidiaries other than the Group (the "Yue Gang Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. Both the Yue Gang Group and the Group have been engaged in the businesses of distribution of live and fresh foodstuffs and properties leasing. However, the Directors of the Company do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Yue Gang Group and those of the Group.

Save as disclosed in this circular, none of the Directors and their associates (as defined in the Listing Rules) have any other interests in any business which compete, or is likely to compete, with the business of the Group.

## 6. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date, other than those transactions which have been entered into between members of the Group and that between the Group and GDH and its subsidiaries (the "GDH Group") (being transactions disclosed or exempt from disclosure under the Listing Rules) and that the Directors are interested therein solely by virtue of their directorship in the Group and/or the GDH Group and/or the Yue Gang Group:

(a) none of the Directors had any interest, direct or indirect, in any assets which have been, since 31 December 2006, the date to which the latest published audited consolidated financial statements of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(b) none of the Directors was materially interested in any contract or arrangement which is subsisting as at the Latest Practicable Date and is significant in relation to the business of the Group.

## 7. EXPERT

(a) The qualification of the expert who has given opinion or advice which is contained in this circular is as follows:

| Name | Qualification |
| --- | --- |
| CIMB-GK Securities (HK) Limited | Licensed by the SFC for carrying out Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO |

(b) As at the Latest Practicable Date, CIMB – GK Securities (HK) Limited did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did they have any interest, direct or indirect, in any assets which had, since 31 December 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposal of by or leased to any member of the Group.

(c) CIMB – GK Securities (HK) Limited has given and has not withdrawn written consent to the issue of this circular with the inclusion herein of its letter, and reference to its name in the form and context in which it appear.

## 8. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2006, being the date to which the latest published audited consolidated financial statement of the Group were made up.

## 9.   PROCEDURE FOR DEMANDING A POLL

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a)   by the chairman of such meeting; or

(b)   by at least three Shareholders present in person or by proxy of the time being entitled to vote at the meeting; or

(c)   by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d)   by any Shareholder and Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

## 10.  MISCELLANEOUS

(a)   The registered office of the Company is located at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong.

(b)   The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c)   Mr. Tsang Hon Nam was appointed an executive Director and the financial controller of the Company in February 2004. He is the qualified accountant of the Company. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an associate of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Tsang possesses extensive experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

(d)   The secretary of the Company is Ms. Cheung Mo Ching. She was appointed the company secretary of the Company in August 1999. She holds a Bachelor's degree (Honour) in Accountancy from the City University of Hong Kong and a Master of Science degree in Finance from The Chinese University of Hong Kong. She is an associate of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. She has extensive experience in company secretarial practice, corporate regulatory compliance and corporate governance matters.

(e)    The English text of this circular shall prevail over the Chinese text.

## 11.  DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to 12 June 2007:

(a)    the memorandum and articles of association of the Company;

(b)    the annual reports of the Company for, each of the two financial years ended 31 December 2006;

(c)    the letter dated 23 May 2007 from CIMB-GK Securities (HK) Limited to the Independent Board Committee, the text of which is set out on pages 9 to 12 of this circular;

(d)    the letter of consent referred to in the paragraph headed "Expert" in this appendix;

(e)    the letter from the Independent Board Committee, the text of which is set out on page 8 of this circular;

(f)    the supply agreement dated 27 April 2007 in relation to the Continuing Connected Transaction;

(g)    a copy of the circular of the Company dated 30 April 2007 in relation to, *inter alia*, the establishment of a joint venture company for the production and sale of tinplate products; and

(h)    a copy of the circular.

(e)　　本通函之中、英文本如有歧義，概以英文本為準。

## 11.　備查文件

以下文件於本通函刊發日期起至二零零七年六月十二日之期間內，於星期一至星期六（公眾假期除外）之一般營業時間內於本公司之辦事處可供查閱，地址為香港皇后大道東24－32號金鐘匯中心22樓：

(a)　　本公司之組織章程大綱章程細則；

(b)　　本公司截至二零零六年十二月三十一日止兩個財政年度各年之年報；

(c)　　聯昌國際證券（香港）有限公司日期為二零零七年五月二十三日給獨立董事委員會的函件，全文載於本通函第9至12頁；

(d)　　本附錄「專家」一段所述的專家同意書；

(e)　　獨立董事委員會函件，全文載於本通函第8頁；

(f)　　日期為二零零七年四月二十七日有關持續關連交易的供應協議；

(g)　　本公司日期為二零零七年四月三十日有關（其中包括）成立生產及銷售馬口鐵產品的合資公司的通函副本；及

(h)　　本通函副本。

**9. 要求記名表決的程序**

以下數段文字列出股東根據公司章程細則於本公司股東大會（包括股東周年大會）提出記名表決的程序。

根據公司章程細則73條，除非（於宣布舉手投票或之前）提出記名表決，否則決議案將由大會以舉手方法表決：

(a) 股東週年大會或任何續會之主席；或

(b) 最少三名親身或委派代表出席並於當時有權在會上投票之股東；或

(c) 任何一名或多名親身出席大會之股東或其委任代表，而由其擁有之投票權須不少於所有有權於大會上投票之股東之總投票權之十分之一；或

(d) 任何一名或多名親身出席大會之股東或其委任代表，而由其持有附有權利可於大會上投票之本公司股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一。

**10. 其他事項**

(a) 本公司之註冊辦事處位於香港皇后大道東24-32號金鐘匯中心22樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

(c) 曾翰南先生，於二零零四年二月獲委任為本公司執行董事兼財務總監。他為本公司合資格會計師。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及公司管治均具豐富經驗。

(d) 本公司之公司秘書為張慕貞女士。張女士於一九九九年八月獲本公司委任為公司秘書。彼持有香港城市大學的會計學（榮譽）學士學位及香港中文大學的財務學理學碩士學位。且為英國特許秘書及行政人員公會及香港特許秘書公會之會員。彼對公司秘書實務、遵守企業規管及公司管治具備豐富經驗。

**6.　董事之其他權益**

於最後實際可行日期，除本集團成員公司之間及本集團與粵海控股及其附屬公司（「粵海控股集團」）之間進行之交易（根據上市規則披露或豁免披露之交易），以及董事僅作為本集團及／或粵海控股集團之董事而擁有之權益外：

(a)　概無董事於本集團任何成員公司自二零零六年十二月三十一日（本集團最新近刊發之經審核綜合財務報表之截算日期）以來收購、出售或租賃或擬收購、出售或租賃之任何資產中，直接或間接擁有任何權益；及

(b)　概無董事於最後實際可行日期仍然生效且對本集團之業務屬重大之任何合約或安排中擁有重大權益。

**7.　專家**

(a)　以下曾提供意見，其意見並載入本通函的專家資歷如下：

| 名稱 | 資歷 |
| --- | --- |
| 聯昌國際證券（香港）有限公司 | 根據證券及期貨條例可進行第一類（證券交易）、第四類（就證券提供意見）及第六類（就企業融資提供意見）受規管活動的持牌法團 |

(b)　於最後實際可行日期，聯昌國際證券（香港）有限公司並無於本集團擁有任何股權或認購或提名他人認購本集團任何成員證券的權利（不論可否合法執行），亦無任何資產自二零零六年十二月三十一日（即本集團最新近發表的經審核綜合財務報表截算日期）獲本集團任何成員公司收購、出售或租賃，或建議由本集團任何成員公司收購、出售或租賃。

(c)　聯昌國際證券（香港）有限公司已出具書面同意有關其函件載入本通函並以其出現的形式提供及其名稱，且並無撤回其同意。

**8.　重大不利轉變**

於最後實際可行日期，董事並不知悉本公司自二零零六年十二月三十一日以來（即本集團刊發最新近經審核財務報表的截算日期），其財務或貿易狀況並無重大不利轉變。

除上文所披露者外，於最後實際可行日期，概無任何人士（本公司董事或行政總裁除外）知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權。

## 3.　訴訟

於二零零四年，本集團一附屬公司收到一申索，指稱該附屬公司未償還被告一筆應付款項，此法律糾紛由湖南省岳陽市中級人民法院審理，並於二零零五年一月法院判決為我方勝訴。於二零零六年十二月二十九日，此被告於中山市中級人民法院向該附屬公司提出新的申索，申索金額連同違約賠償金為人民幣5,788,000元（約5,761,000港元）。根據目前資料，本集團認為無需為此申索提取準備。

除上文所披露者外，於最後實際可行日期，本集團各成員公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團各成員公司亦無任何懸而待決或面臨威脅之重大訴訟或索償。

## 4.　董事服務合約

董事概無與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償（法定賠償除外）之服務合約。

## 5.　董事於競爭業務之權益

本公司董事趙雷力先生亦為粵港及粵海控股之董事。本公司董事梁江先生及羅藹郇先生亦為粵海控股之董事。粵海控股為粵港之全資附屬公司。粵港及其附屬公司（本集團以外）（「粵港集團」）擁有多元化之業務權益，其中包括分銷鮮活食品、物業發展及物業租賃。粵港集團及本集團均從事分銷鮮活食品及物業租賃業務。然而，董事並不認為粵港集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

除本通函所披露者外，概無董事及彼等之聯繫人士（定義見上市規則）於與本集團業務競爭或可能競爭之任何業務中擁有任何其他權益。

**主要股東**

於最後實際可行日期,就本公司任何董事或行政總裁所知,以下人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉,或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上,或擁有相關股本之任何購股權:

| 名稱 | 實益持有之股份數目 | 佔所持已發行股本概約百分比 | 好倉/淡倉 |
|---|---|---|---|
| 廣東粵港投資控股有限公司(「粵港」)(附註) | 536,380,868 | 59.49% | 好倉 |
| 粵海控股 | 536,380,868 | 59.49% | 好倉 |

*附註:*粵港於本公司之應佔權益乃透過其於粵海控股之100%直接權益持有。

| 本公司附屬公司名稱 | 主要股東名稱 | 佔已發行股本概約百分比 | 好倉/淡倉 |
|---|---|---|---|
| 中粵浦項(秦皇島)馬口鐵工業有限公司 | 株式會社POSCO | 24% | 好倉 |
| | 浦項(中國)投資有限公司 | 10% | 好倉 |
| 廣東廣南天美食品發展有限公司(被入稟法院申請清盤) | 廣東省食品企業集團公司 | 45% | 好倉 |
| 廣南(KK)超級市場有限公司(清盤中) | Halifax Development Company Limited | 12.5% | 好倉 |
| | 紅湖投資有限公司 | 17.5% | 好倉 |
| 廣州經濟技術開發區廣之傑倉儲有限公司(清盤中) | 廣東省連鎖經營協會 | 20% | 好倉 |

### 本公司之購股權

於最後實際可行日期，本公司若干僱員於以下認購本公司股份之權利中擁有權益。每份購股權給予持有人權利可認購一股股份。

| 類別 | 購股權授出日期[#] (日/月/年) | 購股權數目 | | 購股權行使期[*] (日/月/年) | 期間之購股權數目 | | | 行使購股權時須支付之每股價格 港元 |
| | | 於二零零七年一月一日持有 (千份) | 於最後可行日期持有 (千份) | | 已行使 (千份) | 已失效 (千份) | 已註銷 (千份) | |
|---|---|---|---|---|---|---|---|---|
| 僱員及其他 | 06/02/04 | 4,820 | 4,820 | 06/05/04 – 05/05/09 | – | – | – | 1.582 |
| 參與者 | 09/03/06 | 6,350 | 4,850 | 09/06/06 – 08/03/16 | – | 1,500 | – | 1.660 |

[#] 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

[*] 倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

### 購買股份或債券之安排

除上文「董事於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外，於最後實際可行日期，本公司或其任何附屬公司、其控股公司或其控股公司之任何附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

(iii)　粵海制革有限公司

| 董事姓名 | 所持股份數目<br>（個人權益） | 佔所持<br>已發行股本<br>概約百分比 |
|---|---|---|
| 羅蕃郁 | 70,000 | 0.013% |

*附註：* 根據證券及期貨條例第XV部之定義，金威啤酒集團有限公司及粵海制革有限公司均為本公司之相聯法團。

II.　　於有關本公司股份之購股權之好倉

| 董事姓名 | 購股權<br>授出日期[1]<br>（日／月／年） | 購股權數目 | | 購股權行使期[*]<br>（日／月／年） | 期間之購股權數目 | | | 行使<br>購股權<br>須支付之<br>每股價格<br>港元 |
| | | 於二零零七年<br>一月一日持有<br>（千份） | 於最後可行<br>日期持有<br>（千份） | | 已行使<br>（千份） | 已失效<br>（千份） | 已註銷<br>（千份） | |
|---|---|---|---|---|---|---|---|---|
| 侯江 | 06/02/04 | 2,000 | – | 06/05/04 – 05/05/09 | 2,000 | – | – | 1.582 |
| | 09/03/06 | 2,000 | 2,000 | 09/06/06 – 08/03/16 | – | – | – | 1.660 |
| 譚云標 | 06/02/04 | 1,500 | 1,500 | 06/05/04 – 05/05/09 | – | – | – | 1.582 |
| | 09/03/06 | 2,000 | 2,000 | 09/06/06 – 08/03/16 | – | – | – | 1.660 |
| 曾繕南 | 09/03/06 | 300 | 300 | 09/06/06 – 08/03/16 | – | – | – | 1.660 |
| 趙雷力 | 09/03/06 | 200 | 200 | 09/06/06 – 08/03/16 | – | – | – | 1.660 |
| 羅蕃郁 | 09/03/06 | 200 | 200 | 09/06/06 – 08/03/16 | – | – | – | 1.660 |
| Gerard Joseph<br>McMahon | 09/03/06 | 200 | 200 | 09/06/06 – 08/03/16 | – | – | – | 1.660 |
| 蕭惠珠 | 09/03/06 | 200 | 200 | 09/06/06 – 08/03/16 | – | – | – | 1.660 |
| 李嘉瑩 | 09/03/06 | 200 | 200 | 09/06/06 – 08/03/16 | – | – | – | 1.660 |

[1]　購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

[*]　倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

除上文所披露者及由各董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於最後實際可行日期，本公司董事及行政總裁概無於本公司及其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例之該等條文董事或行政總裁被視為或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

## 1. 責任聲明

本通函載有符合上市規則所需之詳情,旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任,並於作出一切合理查詢後確認,就彼等所深知及確信,本通函並無遺漏任何其他事實,致使本通函所載內容產生誤導。

## 2. 權益披露

### 董事於股份、相關股份及債券之權益及淡倉

於最後實際可行日期,本公司董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有如下權益及淡倉,而須(i)根據證券及期貨條例第XV部第7及8分部(包括根據該等證券及期貨條例條文本公司董事或行政總裁被視為或當作擁有之權益或淡倉)知會本公司及聯交所;或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中;或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則(「標準守則」)知會本公司及聯交所:

I. 於普通股之好倉

(i) 本公司

| 董事姓名 | 所持普通股數目<br>(個人權益) | 佔所持<br>已發行股本<br>概約百分比 |
|---|---|---|
| 梁江 | 2,230,000 | 0.247% |
| Gerard Joseph McMahon | 100,000 | 0.011% |

(ii) 金威啤酒集團有限公司

| 董事姓名 | 所持普通股數目<br>(個人權益) | 佔所持<br>已發行股本<br>概約百分比 |
|---|---|---|
| 羅蕃郁 | 70,000 | 0.005% |

**推薦建議**

在考慮以上主要因素及理由後，我們認為持續關連交易均按正常商業條款訂立並符合　貴公司及股東的整體利益，而其條款與年度上限對　貴公司及獨立股東而言公平合理。

此　致

*獨立董事委員會及列位獨立股東　台照*

代表
**聯昌國際證券（香港）有限公司**
*行政副總裁*　　　　　*高級副總裁*
**劉志華**　　　　　　　**洪琬貽**
謹上

二零零七年五月二十三日

年度上限

以下列載截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月,浦項中國向中粵馬口鐵採購馬口鐵及馬口鐵相關產品的建議年度上限:

| | 截至二零零七年十二月三十一日止年度 (千美元) | 截至二零零八年三月三十一日止三個月 (千美元) |
|---|---|---|
| 浦項中國採購馬口鐵及馬口鐵相關產品 | 21,420 (相等於約167.08百萬港元) | 3,213 (相等於約25.06百萬港元) |

我們得悉 貴集團過往並無向POSCO集團供應任何馬口鐵或馬口鐵相關產品。在釐定持續關連交易的年度上限時,董事已參考以下主要因素:

- 貴公司推算中粵馬口鐵於截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月的馬口鐵及馬口鐵相關產品的產量;

- 經過中粵馬口鐵和浦項中國的磋商後,浦項中國未來十二個月的預期需要;及

- 馬口鐵及馬口鐵相關產品未來十二個月的預期市價而釐定。

在評估年度上限的公平性時,我們已審閱過 貴公司提供截至二零零七年十二月三十一日止年度及二零零八年三月三十一日止三個月浦項中國所示對馬口鐵及馬口鐵相關產品的預計需求,及相關主要基準(包括(i)直至截至二零零八年三月三十一日止首季浦項中國的採購數量,計及中粵馬口鐵預測的年產量;及(ii)中粵馬口鐵收取其他客戶的馬口鐵價格)。根據中粵馬口鐵收取的馬口鐵價格,中粵馬口鐵的管理層認為馬口鐵的價格預期直至截至二零零八年三月三十一日仍維持平穩。我們亦與 貴公司的管理層討論過釐定年度上限的上述提及有關的主要假設及相關基準。

意見

根據上述因素,我們認為年度上限及基準對 貴公司及獨立股東而言公平合理。然而,由於年度上限與日後事項有關及根據直至二零零八年三月三十一日止整個期間不一定仍然有效的假設,我們對持續關連交易的實際採購量與年度上限的密切程度並無意見。

理由懷疑董事向我們提供的資料及陳述的真實性、準確性及完整性。我們亦獲董事告知並相信該通函並無遺漏重大事實。然而,我們並無對資料進行獨立核證,亦無就 貴集團、浦項中國或其任何有關附屬公司或聯營公司的業務及事務狀況或前景進行任何形式的深入調查。

## 主要考慮因素

在達致我們對持續關連交易的意見,我們已考慮下列主要因素及理由:

## 背景及理由

貴公司及其附屬公司主要業務為製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。持續關連交易主要有關中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品,該供應將於 貴集團一般及日常業務過程中進行。浦項中國為POSCO的全資附屬公司,而POSCO一直向中粵馬口鐵供應基板,並為 貴公司非全資附屬公司中粵浦項(秦皇島)的合夥伴。誠如中粵馬口鐵與浦項中國於二零零七年四月二十七日訂立的供應協議所述,持續關連交易以應付POSCO現時對馬口鐵及馬口鐵相關產品的需求直至中粵浦項(秦皇島)可作商業生產。董事預期中粵浦項(秦皇島)將於二零零八年開始商業生產,並認為持續關連交易將可使本集團充分利用其生產能力及提升其生產規劃安排。

誠如董事會函件所述及中粵馬口鐵與浦項中國於二零零七年四月二十七日訂立的供應協議,向浦項中國提供的馬口鐵及馬口鐵相關產品的價格乃根據馬口鐵及馬口鐵相關產品的當時市價,並將經中粵馬口鐵及浦項中國公平磋商後釐定。

鑑於持續關連交易將在 貴集團的日常及一般業務過程中進行,並按正常商業條款交易,我們認為持續關連交易符合 貴公司及獨立股東的整體利益。



聯昌國際證券（香港）有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

## 持續關連交易

我們獲委聘為獨立財務顧問，持續關連交易及持續關連交易的相關年度上限（「年度上限」）向獨立董事委員會及獨立股東提供意見，詳情載於日期為二零零七年五月二十三日致股東的通函（「該通函」），而本函件為一部分。本函件所用詞彙與該通函所界定的具相同涵義。

由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的獨立董事委員會就持續關連交易及年度上限向獨立股東提供意見。由於　貴公司倘舉行股東大會批准持續關連交易及年度上限但概無股東須投棄權票；而　貴公司已取得持有　貴公司現時已發行股本約59.36%的粵海控股的書面批准批准持續關連交易及年度上限而毋須舉行　貴公司的正式股東大會，聯交所已授出根據上市規則第14A.43條豁免獨立股東批准的豁免，故貴公司毋須舉行股東大會。

在達致我們的推薦建議時，我們依賴該通函所載或提及的資料及事實。我們亦假設該通函所載或提及的資料及陳述於編製及該通函的寄發日期均真實及準確。我們並無理由懷疑董事向我們提供的資料及陳述的真實性、準確性及完整性。我們亦獲董事告知並相信該通函並無遺漏重大事實。

我們認為我們已審閱足夠的資料及文件，並根據上市規則第13.80條（包括註釋）進行合理基礎評估持續關連交易及年度上限的條款是否公平合理，以達致知情意見，並有理由依賴該通函所載的資料的準確性及為我們的推薦意見提供一個合理基礎。我們並無



# GUANGNAN (HOLDINGS) LIMITED

## 廣南(集團)有限公司

*(於香港註冊成立的有限公司)*

**(股份代號：1203)**

敬啟者：

### 持續關連交易

### 銷售馬口鐵及馬口鐵相關產品

茲提及本公司日期為二零零七年五月二十三日的通函（「該通函」），而本函件組成一部分。除文義另有所指，本文定義的詞彙與該通函所定義的具相同涵義。

我們為組成獨立董事委員會的董事，獲董事會委任向 閣下就持續關連交易及持續關連交易的相關上限對獨立股東而言是否公平合理提供意見。

我們謹請 閣下注意董事會函件（載於該通函第4至7頁），及本公司委任的獨立財務顧問聯昌國際證券（香港）有限公司給獨立董事委員會及獨立股東載有向我們就持續關連交易及持續關連交易的相關上限的意見的函件（載於該通函第9至12頁）。

經考慮持續關連交易及持續關連交易的相關上限的條款，及聯昌國際證券（香港）有限公司的意見，我們認為持續關連交易及持續關連交易的相關上限的條款對獨立股東而言公平合理，而持續關連交易及持續關連交易的相關上限符合本公司及股東的整體利益。

此 致

列位獨立股東 台照

獨立董事委員會

| 獨立非執行董事 | 獨立非執行董事 | 獨立非執行董事 |
|:---:|:---:|:---:|
| 李嘉強 | Gerard Joseph McMahon | 譚惠珠 |

謹上

二零零七年五月二十三日

5. **有關對手方的資料**

**有關POSCO的資料**

POSCO為一間於韓國註冊成立的公司，主要從事製造及分銷鋼軋產品及鋼軋板，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣。

**有關浦項中國的資料**

浦項中國為POSCO的全資附屬公司及管理POSCO於中國的附屬公司的控股公司。

6. **獨立意見**

**獨立董事委員會**

本公司已委任由獨立非執行董事（Gerard Joseph McMahon先生、李嘉強先生及譚惠珠小姐）組成的獨立董事委員會考慮持續關連交易的條款（「該等條款」）及持續關連交易的相關上限（「該等相關上限」）。獨立董事委員會獲委任就該等條款及該等相關上限是否按正常商業條款進行、是否公平合理及是否符合本公司及股東的整體利益提供意見。

**獨立財務顧問**

本公司已委任獨立財務顧問就該等條款及該等相關上限的公平性及合理性向獨立董事委員會及獨立股東提供意見。

7. **其他資料**

閣下謹請留意(i)載有獨立董事委員會給獨立股東意見的函件（載於本通函第8頁）；(ii)載有獨立財務顧問給獨立董事委員會及獨立股東有關該等條款及該等相關上限的意見的函件（載於本通函第9至12頁）；及(iii)本通函附錄的額外資料。

此　　致

本公司列位股東　台照

承董事會命
**廣南（集團）有限公司**
主席
**梁江**
謹上

二零零七年五月二十三日

乃參考:(i)本公司推算中粵馬口鐵於截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月的馬口鐵及馬口鐵相關產品的產量;(ii)經過中粵馬口鐵和浦項中國的磋商後,浦項中國未來十二個月的預期需要;及(iii)馬口鐵及馬口鐵相關產品未來十二個月的預期市價而釐定。

## 3. 上市規則的含義

由於截至二零零七年十二月三十一日止年度持續關連交易的建議年度上限適用百分比率(定義見上市規則第14章)超過2.5%及超過10,000,000港元,故根據上市規則第14A章,持續關連交易及有關年度上限須符合上市規則的報告、公告及獨立股東批准的規定,以及符合第14A.37條及第14A.38條的年度審閱規定。

由於:

(i)   粵海控股持有本公司現有已發行股本約59.36%(該等股本賦予股東出席本公司股東大會並於會上投票的權力);

(ii)  倘若本公司召開批准持續關連交易的股東大會,概無股東須放棄投票;

(iii) 本公司已取得粵海控股對持續關連交易的書面批准,以代替舉行本公司的正式股東大會;及

(iv)  聯交所根據第14A.43條授出豁免有關獨立股東批准的規定,本公司毋須根據上市規則就上述目的舉行股東大會。

## 4. 有關本集團的資料

### 有關本公司的資料

本公司及其附屬公司主要業務為製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。

### 有關中粵馬口鐵的資料

中粵馬口鐵為本公司的全資附屬公司,主要從事製造及銷售馬口鐵及馬口鐵相關產品。

## 2.  持續關連交易

本集團過往並無向POSCO集團供應任何馬口鐵或馬口鐵相關產品。然而,按本公司二零零七年一月八日的公告所披露,POSCO集團一直並將會分別向中粵馬口鐵及中粵浦項(秦皇島)供應基板,用作生產馬口鐵及馬口鐵相關產品的原材料。

浦項中國從中粵馬口鐵採購馬口鐵及馬口鐵相關產品的價格乃根據馬口鐵及馬口鐵相關產品的當時市價,並將經中粵馬口鐵及浦項中國公平磋商後釐定。董事會認為,中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品將於本集團的日常及一般業務過程中,按本集團認為正常的商業條款進行,而交易的條款屬公平合理,且符合股東整體利益。

浦項中國採購馬口鐵及馬口鐵相關產品的代價將以信用狀償付,或以有關各方不時協定的其他方式償付。

### 進行持續關連交易的原因

董事會認為,由於浦項中國為鋼材生產業務之市場翹楚,而且持續關連交易將可使本集團充分利用其生產能力及提升其生產規劃安排,故中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品乃符合本公司及股東的利益。

董事會認為,持續關連交易乃按正常商業條款進行,屬公平合理,且符合本公司及股東的整體利益。

### 建議年度上限

以下列載截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月,浦項中國向中粵馬口鐵採購馬口鐵及馬口鐵相關產品的建議年度上限:

| | 建議年度上限 | |
|---|---|---|
| | 截至<br>二零零七年<br>十二月三十一日<br>止年度 | 截至<br>二零零八年<br>三月三十一日<br>止三個月 |
| 美元 | 21,420,000 | 3,213,000 |
| (概約港元) | 167,076,000 | 25,061,400 |

於截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月,浦項中國向中粵馬口鐵採購馬口鐵及馬口鐵相關產品的建議年度上限



# GUANGNAN (HOLDINGS) LIMITED
# 廣南(集團)有限公司

*(於香港註冊成立的有限公司)*

（股份代號：1203）

執行董事：
梁江 *(主席)*
譚云標
曾翰南

註冊辦公室：
香港
皇后大道中24-32號
金鐘匯中心
22樓

非執行董事：
趙雷力
羅蕃郁
董德才
侯卓冰

獨立非執行董事：
Gerard Joseph McMahon
譚惠珠
李嘉強

敬啟者：

## 持續關連交易

## 銷售馬口鐵及馬口鐵相關產品

**1. 緒言**

　　繼本公司日期為二零零七年四月三十日的公告，宣布根據中粵馬口鐵與浦項中國於二零零七年四月二十七日訂立的書面供應協議，中粵馬口鐵將自二零零七年四月二十七日起至二零零八年三月三十一日止的期間內向浦項中國供應馬口鐵及馬口鐵相關產品，而持續關連交易僅會在取得獨立股東批准後方會開始。根據上市規則，由於浦項中國為本公司非全資附屬公司中粵浦項（秦皇島）的主要股東，因此根據上市規則，浦項中國被視為本集團的關連人士，故中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品將構成本公司的非豁免持續關連交易。

倘本通函的實體的中文名稱與英文名稱有異，概以中文版本為準。

港元兌美元乃按1.00美元＝7.8港元的匯率換算。

上述的匯率僅適用於本通函，並只作參考用途，且並不表示以上述貨幣列值的任何金額可按有關匯率或任何其他匯率換算。

| 「POSCO」 | 指 | 株式會社POSCO，一間於韓國註冊成立的公司，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣； |
|---|---|---|
| 「POSCO集團」 | 指 | POSCO及其附屬公司； |
| 「浦項中國」 | 指 | 浦項（中國）投資有限公司，一間於中國註冊成立的公司，為POSCO的全資附屬公司； |
| 「中國」 | 指 | 中華人民共和國； |
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例； |
| 「股東」 | 指 | 股份持有人； |
| 「股份」 | 指 | 本公司股本中每股面值0.50港元的股份； |
| 「聯交所」 | 指 | 香港聯合交易所有限公司； |
| 「美元」 | 指 | 美元，美國的法定貨幣； |
| 「中粵浦項（秦皇島）」 | 指 | 中粵浦項（秦皇島）馬口鐵工業有限公司，一間於二零零七年二月十六日根據中國法律註冊成立的外商合資有限公司，由本公司間接擁有66%權益，並由POSCO及浦項中國分別擁有24%及10%權益； |
| 「中粵馬口鐵」 | 指 | 中山中粵馬口鐵工業有限公司，一間於一九八九年六月二十二日在中國成立的中外股權合資公司，現時為本公司之全資附屬公司；及 |
| 「%」 | 指 | 百分比。 |

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「董事會」 | 指 | 董事會； |
| 「本公司」 | 指 | 廣南（集團）有限公司，其股份於聯交所上市； |
| 「持續關連交易」 | 指 | 由中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品； |
| 「董事」 | 指 | 本公司董事； |
| 「粵海控股」 | 指 | 粵海控股集團有限公司，一間於香港註冊成立的有限公司，為本公司的控股股東，並於最後實際可行日期持有佔本公司已發行股本約59.36%； |
| 「本集團」 | 指 | 本公司及其附屬公司； |
| 「港元」 | 指 | 港幣，香港法定貨幣； |
| 「香港」 | 指 | 中國香港特別行政區； |
| 「獨立董事委員會」 | 指 | 由獨立非執行董事Gerard Joseph McMahon先生、李嘉強先生及譚惠珠小姐組成的董事委員會； |
| 「獨立財務顧問」 | 指 | 聯昌國際證券（香港）有限公司，根據證券及期貨條例可進行第一類（證券交易）、第四類（就證券提供意見）及第六類（就企業融資提供意見）證券及期貨條例受規管活動的持牌法團，為本公司委任的獨立財務顧問，就持續關連交易及其相關上限獲本公司委任向獨立董事委員會及獨立股東提供意見； |
| 「最後實際可行日期」 | 指 | 二零零七年五月十八日，即本通函付印前確定所載若干資料的最後實際可行日期； |
| 「上市規則」 | 指 | 聯交所證券上市規則； |

# 目　錄



# GUANGNAN (HOLDINGS) LIMITED
# 廣南(集團)有限公司

*(於香港註冊成立的有限公司)*

（股份代號：1203）

## 持續關連交易

## 銷售馬口鐵及馬口鐵相關產品

廣南(集團)有限公司
獨立董事委員會及獨立股東的
獨立財務顧問



聯昌國際證券(香港)有限公司

董事會函件載於本通函第4至7頁。獨立董事委員會函件載本通函第8頁。載有獨立財務顧問聯昌國際證券(香港)有限公司向獨立董事委員會及獨立股東提供意見的函件載於本通函第9至12頁。

二零零七年五月二十三日

# THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this document or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in Guangnan (Holdings) Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.*

# GDH

# GUANGNAN (HOLDINGS) LIMITED

# 廣南（集團）有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

# PROPOSALS FOR
# RE-ELECTION OF DIRECTORS,
# GENERAL MANDATES FOR THE ISSUE OF NEW SHARES
# AND REPURCHASE OF SHARES
# AND
# NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong, on Thursday, 7 June 2007 at 2:30 p.m. is set out on pages 14 to 17 of this document. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

30 April 2007

# CONTENTS

# DEFINITIONS

*In this document. the following expressions have the following meanings unless the context requires otherwise:*

| | |
|---|---|
| "AGM" | the annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 7 June 2007 at 2:30 p.m.; |
| "Articles of Association" | the articles of association of the *Company*; |
| "Associate" | has the meaning ascribed to such term in the Listing Rules; |
| "Board" | the board of Directors from time to time; |
| "Business Day" | a day on which the Stock Exchange is open for the trading of securities; |
| "Company" | Guangnan (Holdings) Limited (廣南(集團)有限公司), a company incorporated in Hong Kong and whose shares are listed and traded on the Stock Exchange; |
| "Companies Ordinance" | the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and includes any amendments, consolidation or re-enactment thereof; |
| "Connected Person" | has the meaning ascribed to such term in the Listing Rules; |
| "Directors" | the directors, including independent non-executive directors of the Company; |
| "Explanatory Statement" | the explanatory statement required under the Listing Rules to provide the requisite information of the Repurchase Mandate as set out in Appendix II to this document headed "Explanatory Statement"; |
| "General Mandates" | the Repurchase Mandate and the Share Issue Mandate; |
| "Group" | the Company and its Subsidiaries; |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong; |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China; |
| "Latest Practicable Date" | 26 April 2007, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein; |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange; |

# DEFINITIONS

"Repurchase Mandate"
the proposed general mandate to be granted to the Directors to permit the repurchase of Shares of up to a maximum 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue and fully paid as at the date of passing of the relevant resolution granting such mandate;

"SFO"
the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share Issue Mandate"
the proposed general mandate to be granted to the Directors to permit the allotment and issue of new Shares in the Company equal in aggregate up to a maximum of 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate;

"Shares"
ordinary shares of HK$0.5 each of the Company or such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time;

"Shareholder"
the registered holder of Shares;

"Stock Exchange"
The Stock Exchange of Hong Kong Limited;

"Subsidiary"
a subsidiary for the time being of the Company within the meaning of the Companies Ordinance and "Subsidiaries" shall be construed accordingly;

"Substantial Shareholder"
has the meaning ascribed thereto in the Listing Rules; and

"Takeovers Code"
the Hong Kong Code on Takeovers and Mergers.



# GUANGNAN (HOLDINGS) LIMITED

# 廣南（集團）有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

| | |
|---|---|
| *Executive Directors:* | *Registered Office:* |
| LIANG Jiang *(Chairman)* | 22nd Floor |
| TAN Yunbiao | Tesbury Centre |
| TSANG Hon Nam | No. 24–32 Queen's Road East |
| | Hong Kong |
| *Non-executive Directors:* | |
| ZHAO Leili | |
| LUO Fanyu | |
| DONG Decai | |
| HOU Zhuobing | |
| *Independent non-executive Directors:* | |
| Gerard Joseph McMAHON | |
| TAM Wai Chu, Maria | |
| LI Kar Keung, Caspar | |

30 April 2007

*To the Shareholders*

Dear Sir or Madam,

## PROPOSALS FOR
## RE-ELECTION OF DIRECTORS,
## GENERAL MANDATES FOR THE ISSUE OF NEW SHARES
## AND REPURCHASE OF SHARES
## AND
## NOTICE OF ANNUAL GENERAL MEETING

### 1. INTRODUCTION

The purpose of this document is to provide you with information regarding (i) the proposed re-election of Directors; (ii) the grant of the General Mandates and the extension of the Share Issue Mandate to the Board; and (iii) to give you the notice and the proxy form for the AGM.

## 2.    RE-ELECTION OF DIRECTORS

In accordance with Article 92 of the Articles of Association, Mr. Dong Decai and Miss Hou Zhuobing shall retire at the AGM and, being eligible, offer themselves for re-election. Details of the above Directors who are required to be disclosed by the Listing Rules are set out in Appendix I to this document.

In accordance with Article 101 of the Company's Articles of Association, Messrs. Zhao Leili, Gerard Joseph McMahon and Li Kar Keung, Caspar would retire by rotation at the AGM and, being eligible, offer themselves for re-election. Details of the above Directors who are required to be disclosed by the Listing Rules are set out in Appendix I to this document.

## 3.    PROPOSED GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 9 June 2006, a general mandate was given to the Directors to issue Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 7 June 2007. In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any Shares, at the AGM, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with Shares and other securities equal in aggregate up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate. In accordance with the Listing Rules, the Company may not make a new issue of Shares and other securities or announce a proposed new issue of Shares and other securities for a period of 30 days after any repurchase by it of its securities, whether on the Stock Exchange or otherwise (other than the issues of Shares pursuant to the exercise of warrants, share options or similar instruments requiring the Company to issue Shares which are outstanding prior to that repurchase of its securities), without the prior approval of the Stock Exchange. The Directors wish to state that they have no present intention of issuing Shares.

## 4.    PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 9 June 2006, a general mandate was given to the Directors to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 7 June 2007. At the AGM, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to repurchase on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed, Shares up to a maximum of 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting the Repurchase Mandate.

The General Mandates would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or such mandates are revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this document. The Explanatory Statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the AGM.

## 5. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

## 6. ANNUAL GENERAL MEETING

Set out on pages 14 to 17 of this document is a notice convening the AGM. The procedures by which the Shareholders may demand a poll at a general meeting pursuant to the Articles of Association are set out in Appendix III to this document.

A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

## 7. RECOMMENDATION

The Board is of the opinion that the re-election of Directors, the granting of the General Mandates and the extension of the Share Issue Mandate to the Board are in the best interests of the Company and the Shareholders as a whole. The Board therefore recommend the Shareholders to vote in favour of each of the ordinary resolutions to be proposed at the AGM.

By Order of the Board
**LIANG Jiang**
*Chairman*

The following are the particulars, as at the Latest Practicable Date, of the five Directors to be re-elected at the AGM:

**Mr. ZHAO Leili**, aged 53, was appointed a Non-executive Director of the Company in February 2004. Mr. Zhao became a director of Guangdong Yue Gang Investment Holdings Company Limited ("Yue Gang"), the ultimate holding company of the Company and an executive director of GDH Limited ("GDH") in December 2001. He is also a non-executive director of a fellow subsidiary of the Company, Kingway Brewery Holdings Limited. Mr. Zhao graduated from Air Force Aviation College of People's Liberation Army. Between 1969 to 2001, he worked in a number of positions in the Air Force Aviation of People's Liberation Army and was a commander in the Air Force.

After Mr. Zhao's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Mr. Zhao is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. Zhao had a derivative interest in respect of 200,000 Shares in the Company within the meaning of Part XV of the SFO, which represents Mr. Zhao's entitlement to subscribe for 200,000 Shares in the Company. Save as disclosed above, Mr. Zhao does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Zhao. He did not receive any emoluments from the Company for the year 2006. As a Non-executive director, Mr. Zhao is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Mr. Zhao as a Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

**Mr. DONG Decai**, aged 59, was appointed a Non-executive Director of the Company in December 2006. He obtained a diploma from Guangdong Radio & Television University, the People's Republic of China ("PRC"). From June 1997 to September 2000, Mr. Dong served as the deputy director of the Representative Office in Macau of the government of Guangdong Province and a deputy general manager of Nam Yue (Group) Co., Limited ("Nam Yue"). From September 2000 to March 2003, he took up various positions in Guangdong Yuehai Holdings Limited, including the post of director, general manager and the chairman. He was the general manager of the Corporate Management Department of GDH until he serves as the consultant to the chairman of GDH from January 2006. He has been serving as the director of the Macau Office of GDH and the chairman of Nam Yue since April 2006. Nam Yue is a subsidiary of GDH.

After Mr. Dong's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Mr. Zhao is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. Dong does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Dong. He did not receive any emoluments from the Company for the year 2006. As a Non-executive director, Mr. Dong is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Save as described below there is no enterprise, company or unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a member's voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the time when Mr. Dong was one of its directors or within 12 months after his ceasing to act as one of its directors.

Mr. Dong was a deputy general manager of Nam Yue from June 1997 to September 2000 and has been serving as the chairman of Nam Yue from April 2006. Nam Yue is a company incorporated in Macau Special Administrative Region, the PRC.

In December 1998, the Government of Guangdong Province, the PRC initiated a debt restructuring for (among others) Nam Yue and its subsidiaries ("Nam Yue Group") (the "Restructuring"). On 21 December 2000, Nam Yue formally entered into (among others) Debt Restructuring Agreement and pursuant to which the creditors of Nam Yue agreed to participate in the Restructuring. The Restructuring of Nam Yue Group involved an amount estimated to be HK$2,974 million and was completed on 22 December 2000. Prior to the completion of the Restructuring, Nam Yue was wholly-owned by the government of Guangdong Province, the PRC. Upon the completion of the Restructuring, Nam Yue became a subsidiary of GDH.

Save as disclosed above, in relation to the re-election of Mr. Dong as a Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

· **Miss HOU Zhuobing**, aged 45, was appointed a Non-executive Director of the Company in August 2006 and is also a director of Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd., a subsidiary of the Company. She acted as a Non-executive Director of the Company between May 2000 to July 2002. Miss Hou graduated from the department of international finance of Jinan University, the PRC and obtained a Master's degree in Business Administration from Murdoch University, Australia. Miss Hou has extensive experience in treasury management and had worked for Guangzhou

International Trust Investment Co., Ltd., Development Zone Branch. She joined the finance department of Guangdong Enterprises (Holdings) Limited in 1988 and was the general manager of finance department of GDH between August 2000 to July 2002. After that, Miss Hou acted as director and financial controller of Guangdong Teem (Holdings) Limited until July 2006 when she becomes the general manager of finance departments of Yue Gang and GDH.

After Miss HOU's re-election at the AGM, she will continue to serve on the Board for a period of approximately 3 years until she becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Miss HOU is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Miss HOU does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Miss HOU. She did not receive any emoluments from the Company for the year 2006. As a Non-executive director, Miss HOU is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. Her emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Miss HOU as a Non-executive Director of the Company, there is no information which is discloseable nor is/was she involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

**Mr. Gerard Joseph McMAHON**, aged 63, was appointed an Independent Non-executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. Mr. McMahon is also a barrister in Hong Kong. He is the chairman and a non-executive director of Quay Point Corporation Limited, a Hong Kong listed company. He has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia since 1997.

After Mr. McMAHON's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Mr. McMahon is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. McMahon had a derivative interest in respect of 200,000 Shares in the Company within the meaning of Part XV of the SFO, which represents Mr. McMahon's entitlement to subscribe for 200,000 Shares in the Company. Save as disclosed above, Mr. McMahon does not have any interests in Shares and/or underling Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. McMahon. The total amount of Mr. McMahon's emoluments as an Independent Non-executive Director, chairman of the audit committee and members of the compensation committee and nomination committee amounted to HK$300,000 for the year 2006. As an Independent Non-executive Director, chairman of the audit committee and members of the compensation committee and nomination committee, Mr. McMahon is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Mr. McMahon as an Independent Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

**Mr. LI Kar Keung, Caspar**, aged 54, was appointed an Independent Non-executive Director of the Company in June 1999. He is the president of a management consultancy company. He had worked as a deputy managing director of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

After Mr. Li's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Mr. Li is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. Li had a derivative interest in respect of 200,000 Shares in the Company within the meaning of Part XV of the SFO, which represents Mr. Li's entitlement to subscribe for 200,000 Shares in the Company. Save as disclosed above, Mr. Li does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Li. The total amount of Mr. Li's emoluments as an Independent Non-executive Director, chairman of the compensation committee and members of the audit committee and nomination committee amounted to HK$300,000 for the year 2006. As an Independent Non-executive Director, chairman of the compensation committee and members of the audit committee and nomination committee, Mr. Li is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Mr. Li as an Independent Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions to be proposed at the AGM in relation to the Repurchase Mandate.

## 1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 903,583,285 Shares. Subject to the passing of the resolution granting the Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 90,358,328 Shares during the period ending on the earliest of the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or the date upon which such authority is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

## 2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Company to repurchase Shares in the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

## 3. FUNDING OF REPURCHASES

Repurchases made pursuant to the Repurchase Mandate would be funded out of funds legally available for the purpose in accordance with the Company's memorandum of association and the Articles of Association and the applicable laws of Hong Kong.

The Directors have no present intention to repurchase any Shares and they would only exercise the power of repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31 December 2006, being the date to which the latest published audited financial statements of the Company were made up, the Directors consider that if the Repurchase Mandate were to be exercised in full at the current prevailing market value, it might have a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels (as compared with the position disclosed in the latest published audited financial statements) which in the opinion of the Directors are from time to time appropriate for the Company.

## 4. SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the last 12 months:

|  | Per Share | |
|---|---|---|
|  | **Highest** | **Lowest** |
|  | *HK$* | *HK$* |
| **2006** | | |
| April | 1.80 | 1.51 |
| May | 1.63 | 1.35 |
| June | 1.55 | 1.38 |
| July | 1.55 | 1.36 |
| August | 1.48 | 1.18 |
| September | 1.50 | 1.26 |
| October | 1.40 | 1.26 |
| November | 1.50 | 1.28 |
| December | 1.45 | 1.33 |
| **2007** | | |
| January | 1.75 | 1.35 |
| February | 2.28 | 1.57 |
| March | 2.02 | 1.64 |

## 5. UNDERTAKINGS OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong, and in accordance with the Company's memorandum of association and the Articles of Association.

## 6. DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, their Associates, have any present intention to sell any Shares to the Company or its Subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

As at the Latest Practicable Date, no Connected Persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

## 7. TAKEOVERS CODE

If, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, depending on

the level of increase in the interest of the Shareholder(s), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Company's Substantial Shareholder, GDH Limited, is holding approximately 59.36 per cent. interests in the Company as at the Latest Practicable Date and will be holding approximately 65.96 per cent. interests in the Company if the Repurchase Mandate is to be exercised in full. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases to be made under the Repurchase Mandate and the Company has no present intention to exercise the Repurchase Mandate to such extent that the public holding of Shares would reduce to below 25 per cent. of the issued Shares.

## 8. REPURCHASES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has not repurchased any Shares (whether on the Stock Exchange or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a)　by the chairman of such meeting; or

(b)　by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c)　by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d)　by any Shareholder or Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.



# GUANGNAN (HOLDINGS) LIMITED
# 廣南（集團）有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 1203)**

**NOTICE IS HEREBY GIVEN** that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 7 June 2007 at 2:30 p.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2006.

2. To declare a final dividend for the year ended 31 December 2006.

3. To re-elect retiring Directors and authorise the Directors to fix the remuneration of the Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

    **"THAT**:

    (A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.50 each in the capital of the Company (the "Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Shares or securities convertible into Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

    (B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorizations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries and other eligible person (if any) of Shares or rights to acquire Shares; (iii) the exercise of rights of subscription and other eligible person (if any) or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares; or (iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on the Shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

and,

"Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

6. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors during the Relevant Period (as defined above) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the aggregate nominal amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

7. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions nos. 5 and 6 set out above being duly passed, the general mandate granted to the Directors to exercise the powers of the Company to allot and issue Shares pursuant to resolution no. 5 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
**Cheung Mo Ching**
*Company Secretary*

Hong Kong, 30 April 2007

*Registered Office:*
22nd Floor
Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

# NOTICE OF ANNUAL GENERAL MEETING

**NOTES:**

1. A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

3. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

4. The register of members of the Company will be closed from Tuesday, 5 June 2007 to Thursday, 7 June 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 4 June 2007.

5. A form of proxy for use at the meeting is enclosed.

6. In relation to resolution no. 5, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

7. In relation to resolution no. 6, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

8. In relation to resolution no. 7, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.

附註：

1. 凡有資格出席大會及投票之股東，可委派代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件（如有），或經由公證人證明之授權書或授權文件副本，須早於大會或其續會（視情況而定）舉行時間48小時前送達本公司之註冊辦事處，逾期無效。

3. 如屬股份之聯名股東，在排名首位股東親身或委派代表投票後，其餘聯名持有人將無權投票。就此而言，排名先後以本公司股東名冊上就該等聯名持有股份所登記之股東排名次序為準。

4. 本公司將於二零零七年六月五日（星期二）至二零零七年六月七日（星期四）（包括首尾兩天）暫停辦理股份過戶登記手續，期間不會登記任何股份轉讓。如欲符合收取末期股息之資格，所有轉讓文件連同有關股票，必須於二零零七年六月四日（星期一）下午四時正前送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716室。

5. 隨本通函附奉一份大會適用之代表委任表格。

6. 有關第5項決議案，擬徵求股東批准配發本公司股本中股份之一般授權。除根據本公司購股權計劃可能須予發行者外，董事現無計劃根據此項一般授權發行本公司股本中任何股份。

7. 有關第6項決議案，擬徵求股東批准購回本公司股份之一般授權。董事現無計劃根據此項一般授權購回本公司任何股份。

8. 有關第7項決議案，擬徵求股東擴大配發股份之一般授權，將購回股份加入20%之發行股份一般授權。

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

「**動議**：

(A) 在本決議案(B)段之規限下，一般及無條件批准本公司董事於有關期間（定義見上文）內行使本公司一切權力，在香港聯合交易所有限公司（「聯交所」）或本公司證券可能上市且獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回股份，惟須符合所有適用法例及聯交所或任何其他證券交易所不時修訂之證券上市規則之規定；及

(B) 本公司獲授權根據本決議案(A)段之批准購回之本公司證券總面額，不得超過通過本決議案當日已發行股份之10%，而根據本決議案(A)段之授權須以此為限。」

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

「**動議**待上述第5項及第6項決議案獲正式通過後，授予董事會行使本公司權力根據上述第5項決議案配發及行使股份之一般授權上，加入董事會根據上述第6項決議案授權可購回之本公司總面額可予配發或有條件或無條件同意配發及發行之本公司股本總面額，惟該數額不得超過本公司於通過本決議案當日股本總面額之10%。」

承董事會命
公司秘書
**張慕貞**

香港，二零零七年四月三十日

*註冊辦事處：*
香港
皇后大道東24-32號
金鐘匯中心
22樓

(C) 本公司董事依據本決議案(A)段之批准而配發或有條件或無條件同意配發（不論依據購股權或其他方式）之股本總面額，不得超過本決議案通過當日已發行股本總面額之20%，惟依據(i)配售新股（定義見下文）；(ii)本公司任何購股權計劃或當時採納以向本公司及／或其任何附屬公司之董事及／或僱員及其他合資格人士（如有）授出或發行股份或認購本公司股份之權利之類似安排；(iii)本公司發行之任何認股權證或可兌換為股份之其他證券之條文之認購權或轉換權之行使；或(iv)任何根據本公司之章程細則配發之股份以代替全部或部份股份股息之以股代息或類似安排而配發者除外，而上述批准須受此限制；及

(D) 就本決議案及第5項決議案而言：

「有關期間」指本決議案通過日至下列任何一項較早發生之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之章程細則或中華人民共和國香港特別行政區（「香港」）任何適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案撤銷或修改之日。

及，

「配售新股」乃指於本公司董事指定之期間內，向於指定記錄日期名列本公司股份股東名冊內之股份持有人按彼等當時之持股比例提呈發售股份之建議（惟須受董事會就零碎股權，或於考慮香港以外本公司任何適用地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」



# GUANGNAN (HOLDINGS) LIMITED
## 廣南(集團)有限公司
*(於香港註冊成立的有限公司)*

（股份代號：1203）

**茲通告**本公司將於二零零七年六月七日（星期四）下午二時三十分假座香港灣仔駱克道57－73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會，以便處理下列事項：

1.  接納及省覽本公司截至二零零六年十二月三十一日止財政年度之經審核綜合財務報表、本公司之董事會（「董事」）報告及本公司之核數師（「核數師」）報告。

2.  宣佈派發截至二零零六年十二月三十一日止年度之末期股息。

3.  重選退任董事及授權董事釐定董事酬金。

4.  重新委聘核數師及授權董事釐定其酬金。

5.  作為特別事項，考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

「動議：

(A)  在本決議案以下條文之規限下及依據香港法例第32章公司條例第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司之一切權力，以發行、配發及處理額外本公司股本中每股面值0.50港元之股份（「股份」）及／或購股權、認股權證及／或附有可認購任何股份權利之契據或可轉換成股份之證券，以及作出或授予可能須行使此等權力之售股建議、協議及購股權；

(B)  本決議案(A)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出或授予須於有關期間結束後行使此等權力之售股建議、協議及購股權；

　　下列各段載有股束根據章程細則在本公司股東大會（包括股東週年大會）要求投票表決之程序。

　　根據章程細則第73條，於任何股東大會上提呈以供投票之決議案將以舉手表決方式決定，惟除非（於宣佈舉手表決之結果之前或之時）下列人士要求投票表決則作別論：

(a)　　該會議之主席；或

(b)　　最少三名親身出席或受委代表出席並於當時有權在大會上投票之股東；或

(c)　　親身出席或受委代表出席且佔有權於會上投票之所有股束總投票權不少於十分一之任何一名或多名股束；或

(d)　　親身出席或受委代表出席且持有附有大會投票權之本公司股份，其已繳足總額相當於附有該權利之所有股份已繳足總額不少於十分一之任何一名或多名股束。

眾股東可獲得或加強於本公司之控制權,而可能須根據收購守則第26條提出強制性收購
之建議。

    本公司之主要股東粵海控股集團有限公司於最後可行日期持有本公司約59.36%之
權益;倘購回授權獲悉數行使;其將持有本公司約65.96%之權益。董事並不知悉,根據購
回授權購回任何股份後將會導致收購守則所指之後果出現。本公司目前無意行使購回授
權致使公眾人士持有之股份低於已發行股份之25%。

## 8.    本公司購回股份

    於最後可行日期前六個月,本公司概無購回任何股份(無論在聯交所或以任何方
式)。

## 4. 股價

股份於過去十二個月內每月在聯交所買賣之最高及最低價如下:

| | 每股 | |
|---|---|---|
| | **最高**<br>港元 | **最低**<br>港元 |
| **二零零六年** | | |
| 四月 | 1.80 | 1.51 |
| 五月 | 1.63 | 1.35 |
| 六月 | 1.55 | 1.38 |
| 七月 | 1.55 | 1.36 |
| 八月 | 1.48 | 1.18 |
| 九月 | 1.50 | 1.26 |
| 十月 | 1.40 | 1.26 |
| 十一月 | 1.50 | 1.28 |
| 十二月 | 1.45 | 1.33 |
| **二零零七年** | | |
| 一月 | 1.75 | 1.35 |
| 二月 | 2.28 | 1.57 |
| 三月 | 2.02 | 1.64 |

## 5. 董事之承諾

各董事已向聯交所作出承諾,在適用的情況下,彼等將根據上市規則及適用之香港法例與本公司之組織章程大綱及章程細則行使購回授權。

## 6. 董事及其聯繫人及關連人士

董事及(在董事作出一切合理查詢後,就董事所知)其聯繫人現時無意在購回授權獲股東批准之情況下把股份售予本公司或其附屬公司。

於最後可行日期,並無任何本公司之關連人士知會本公司,表示目前有意在購回授權獲股東批准之情況下把股份售予本公司,亦無承諾不會出售股份。

## 7. 收購守則

倘若因本公司購回股份而導致股東在本公司投票權比例增加,則就收購守則而言該項權益增加將被視為收購。因此,視乎該股東所增加權益之水平,該股東或行動一致之

本附錄載有上市規則要求包括在說明文件之資料，讓股東對在股東週年大會提呈有關購回授權之決議案投贊成或反對票時作出知情之決定。

## 1. 股本

於最後可行日期，本公司已發行股本包括903,583,285股股份。待購回授權獲通過後及於股東週年大會前並無進一步發行或購回股份，於直至本公司下屆股東週年大會結束、或本公司之章程細則或香港任何適用法例規定舉行下屆股東週年大會之指定期限屆滿、或本公司股東於本公司股東大會上通過普通決議案撤銷或修改該授權當日（以最早者為準）結束之期間，本公司最多可回購90,358,328股股份。

## 2. 購回之理由

董事相信向股東尋求一般授權使本公司可於市場購回股份，乃符合本公司及其股東之最佳利益。董事僅會於其認為符合本公司及其股東利益之情況下，方會進行購回股份。該等購回行動可使本公司之資產淨值及每股資產及／或盈利上升（視乎當時市況及資金安排而定）。

## 3. 購回之資金

根據購回授權進行之購回行動必須以根據本公司之組織章程大綱和章程細則及香港適用法例可合法用作該用途之資金撥付。

董事目前無意購回任何股份，彼等僅會在其認為購回符合本公司及其股東之最佳利益及彼等認為可以按有利本公司之條款購回股份之情況下，方會行使購回之權力。以本公司於二零零六年十二月三十一日（乃編製最近刊發之本公司經審核財務報表之日期）之綜合財務水平為基準，董事認為倘購回授權以現行市價獲悉數行使，可能對本公司之營運資金水平及資本負債水平構成重大負面影響。然而，如董事認為行使購回授權會對本公司而言視為適宜之不時營運資金需求或資本負債比率可能受到嚴重不利影響之情況下（比對本公司最新刊發之已經審核財務報告所披露之狀況而言），將不會行使購回授權。

本公司與McMahon先生並無訂立任何服務合約。於二零零六年，McMahon先生出任獨立非執行董事、審核委員會主席、以及薪酬委員會及提名委員會成員之酬金總額為300,000港元。McMahon先生擔任獨立非執行董事、審核委員會主席、以及薪酬委員會及提名委員會成員，McMahon先生有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。McMahon先生之酬金（如有）將參照其職責、當時之行業市況及本公司之薪酬政策、經營業績與盈利能力後釐定。

就McMahon先生重選為本公司獨立非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

**李嘉強先生**：54歲：於一九九九年六月獲委任為本公司獨立非執行董事。彼現為一間顧問公司之總裁，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干間上市公司之執行董事及財務總監。

於李先生在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據章程細則須再次輪值退任為止。除上文所載之詳情外，李先生與本公司任何董事、高層管理人員或主要或控股股東概無關連。

於最後可行日期，李先生擁有本公司200,000股股份之衍生權益（定義見證券及期貨條例第XV部），此代表李先生有權認購本公司200,000股股份。除上述披露者外，李先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與李先生並無訂立任何服務合約。於二零零六年，李先生出任本公司獨立非執行董事、薪酬委員會主席、以及審核委員會及提名委員會成員之酬金總額為300,000港元。李先生擔任獨立非執行董事、薪酬委員會主席、以及審核委員會及提名委員會成員，李先生有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。李先生之酬金（如有）將參照其職責、當時之行業市況及本公司之薪酬政策、經營業績與盈利能力後釐定。

就李先生重選為本公司獨立非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

以下為將於股東週年大會上重選之五名董事於最後可行日期之詳情：

**趙雷力先生**，53歲，於二零零四年二月獲委任為本公司非執行董事。趙先生於二零零一年十二月起出任本公司的最終控股公司廣東粵港投資控股有限公司（「粵港投資」）董事及粵海控股集團有限公司（「粵海控股」）常務董事，現時亦擔任本公司的同系附屬公司金威啤酒集團有限公司非執行董事。趙先生畢業於中國人民解放軍空軍飛行學院，於一九六九年至二零零一年期間在中國人民解放軍空軍任不同職位，包括空軍某部部隊長等職。

於趙雷力先生在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據章程細則須再次輪值退任為止。除上文所載之詳情外，趙先生與本公司任何董事、高層管理人員或主要或控股股東概無關連。

於最後可行日期，趙先生擁有本公司200,000股股份之衍生權益（定義見證券及期貨條例第XV部），此代表趙先生有權可認購本公司200,000股股份之權利。除上述披露者外，趙先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與趙先生並無訂立任何服務合約。彼於二零零六年並無收取本公司任何酬金。趙先生擔任非執行董事，有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。趙先生之酬金（如有）將參照其職責、當時之行業市況及本公司之薪酬政策、經營業績與盈利能力後釐定。

就趙先生重選為本公司非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

**董德才先生**，59歲，於二零零六年十二月獲委任為本公司非執行董事。彼於中國廣東廣播電視大學專業畢業。於一九九七年六月至二零零零年九月，董先生曾擔任廣東省政府駐澳門辦事處副主任及南粵（集團）有限公司（「南粵」）副總經理。於二零零零年九月至二零零三年三月，彼曾先後出任廣東粵海集團有限公司董事、總經理及董事長等職務，其後出任粵海控股企業管理部總經理，直至二零零六年一月起出任粵海控股之董事長顧問，並於二零零六年四月起出任粵海控股澳門辦事處主任及南粵之董事長。南粵現為粵海控股的附屬公司。

本文件附錄二載有上市規則規定須向股東寄發有關建議購回授權之說明文件。說明文件載有一切合理所需資料，以供股東就於股東週年大會上投票贊成或反對有關決議案作出知情的決定。

## 5. 責任聲明

本文件載有遵照上市規則的規定提供有關本公司的資料。董事共同及個別對本文件所載資料的準確性承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本文件並無遺漏任何其他事實，以致其所載的任何聲明有誤導成份。

## 6. 股東週年大會

召開股東週年大會之通告載於本文件第14至17頁。股東於股東大會上根據章程細則要求投票表決之程序載於本文件附錄三。

本文件隨附股東週年大會適用之代表委任表格。無論 閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會（視乎情況而定）指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席大會，並於會上投票。

## 7. 推薦意見

董事會認為重選董事、授予一般授權及擴大授予董事會之股份發行授權，均符合本公司及股東之整體利益。因此，董事會建議股東投票贊成將於股東週年大會上提呈之各項普通決議案。

此致

列位股東 台照

承董事會命
主席
梁江

二零零七年四月三十日

# 釋 義

| 「購回授權」 | 指 | 建議授予董事之一般授權，以供購回相等於在通過有關決議案授出該項授權當日本公司的已發行及繳足股本總面額的最高10%之股份； |
|---|---|---|
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例； |
| 「發行股份授權」 | 指 | 建議授予董事之一般授權，以供配發及發行合共相等於在通過有關決議案授出該項授權當日本公司的已發行股本總面額的最高20%之股份； |
| 「股份」 | 指 | 本公司每股面值0.5港元的股份（或本公司股本不時進行的股份拆細、合併、重新分類或重組而導致的其他面值）； |
| 「股東」 | 指 | 股份之登記持有人； |
| 「聯交所」 | 指 | 香港聯合交易所有限公司； |
| 「附屬公司」 | 指 | 公司條例所定義本公司當時之附屬公司，其眾數形式具有相同涵義； |
| 「主要股東」 | 指 | 上市規則所定義者；及 |
| 「收購守則」 | 指 | 香港公司收購及合併守則。 |

# 釋　義

於本文件內，除文義另有所指外，下列詞語具有以下涵義：

| 「股東週年大會」 | 指 | 本公司將於二零零七年六月七日（星期四）下午二時三十分假座香港灣仔駱克道57－73號香港華美粵海酒店地庫低層會議廳舉行之股東週年大會； |
|---|---|---|
| 「章程細則」 | 指 | 本公司之章程細則； |
| 「聯繫人士」 | 指 | 上市規則所定義者； |
| 「董事會」 | 指 | 不時組成之董事會； |
| 「辦公日」 | 指 | 聯交所公開買賣證券之日； |
| 「本公司」 | 指 | Guangnan (Holdings) Limited（廣南（集團）有限公司），一間於香港註冊成立的有限公司，其股份於聯交所上市； |
| 「公司條例」 | 指 | 香港法例第32章公司條例，包括其修訂、綜合或重新頒佈之條文； |
| 「關連人士」 | 指 | 上市規則所定義者； |
| 「董事」 | 指 | 本公司董事（包括獨立非執行董事）； |
| 「說明文件」 | 指 | 本文件附錄II載有上市規則規定須提供有關購回授權所需資料之「說明文件」； |
| 「一般授權」 | 指 | 購回授權及股份發行授權； |
| 「本集團」 | 指 | 本公司及其附屬公司； |
| 「港元」 | 指 | 港幣，香港之法定貨幣； |
| 「香港」 | 指 | 中華人民共和國香港特別行政區； |
| 「最後可行日期」 | 指 | 二零零七年四月二十六日，即本文件付印前確定所載若干資料之最後可行日期； |
| 「上市規則」 | 指 | 聯交所證券上市規則； |

# 目　錄

# GDH

## GUANGNAN (HOLDINGS) LIMITED

## 廣南（集團）有限公司

*（於香港註冊成立的有限公司）*

（股份代號：1203）

**建議重選董事，**

**發行新股及購回股份之一般授權**

**及**

**股東週年大會通告**

本公司將於二零零七年六月七日（星期四）下午二時三十分假座香港灣仔駱克道57－73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會。大會通告載於本文件第14至第17頁。無論　閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會（視乎情況而定）指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

END

二零零七年四月三十日